 Filed Pursuant to Rule 424(b)(3)
 File No. 333-222563

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Atlantic Coast Financial Corporation:
On November 16, 2017, Atlantic Coast Financial Corporation, or “Atlantic,” and Ameris Bancorp, or “Ameris,” entered into an Agreement and Plan of Merger, which we refer to as the “Merger Agreement.” The Merger Agreement provides for the merger of Atlantic with and into Ameris, with Ameris as the surviving company, which transaction we refer to as the “merger.” Immediately after the merger, Atlantic Coast Bank, a Florida state-chartered bank and a wholly owned subsidiary of Atlantic, will merge with and into Ameris Bank, a Georgia state-chartered bank and a wholly owned subsidiary of Ameris, with Ameris Bank as the surviving bank, which we refer to as the “bank merger.” Before the merger can be completed, Atlantic stockholders must approve the Merger Agreement and the transactions provided for therein, which we refer to as the “merger proposal.”
In the merger, each share of Atlantic common stock will be converted into the right to receive: (i) $1.39 in cash, without interest; and (ii) 0.17 shares of Ameris common stock, plus cash in lieu of fractional shares. Based on the $47.30 closing price of Ameris common stock on the NASDAQ Global Select Market on November 16, 2017, the last trading day before public announcement of the merger, the 0.17 exchange ratio, together with the $1.39 cash consideration, represented $9.43 in value for each share of Atlantic common stock and approximately $146.7 million in aggregate value. Based on the $52.60 closing price of Ameris common stock on the NASDAQ Global Select Market on February 12, 2018, the latest practicable date before the date of this proxy statement/prospectus, the 0.17 exchange ratio, together with the $1.39 cash consideration, represented approximately $10.33 in value for each share of Atlantic common stock and approximately $160.7 million in aggregate value.
Ameris common stock is traded on the NASDAQ Global Select Market under the symbol “ABCB.” Atlantic common stock is traded on the NASDAQ Global Market under the symbol “ACFC.” On February 12, 2018, the latest practicable date before the date of this proxy statement/prospectus, the closing price of Ameris common stock on the NASDAQ Global Select Market was $52.60 and the closing price of the Atlantic common stock on the NASDAQ Global Market was $10.17. The market prices for both Ameris common stock and Atlantic common stock will fluctuate before the merger. Based on the 0.17 exchange ratio and the number of shares of Atlantic common stock outstanding as of the date of this proxy statement/prospectus, and assuming no adjustment to the stock portion of the merger consideration paid by Ameris, the maximum number of shares of Ameris common stock issuable in the merger is 2,644,131.
The completion of the merger is subject to a price floor. If the average closing price of one share of Ameris common stock during a specified determination period has declined by more than 15% from its price on November 15, 2017, of  $46.95 per share, and the Ameris common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 15% during such period, then Atlantic may terminate the Merger Agreement unless Ameris offsets such reduction in the value of Ameris common stock by increasing the number of shares of Ameris common stock to be issued, or paying additional cash consideration, to Atlantic stockholders.
Atlantic will hold a special meeting of its stockholders to approve the merger proposal. The special meeting of stockholders is scheduled to be held on March 21, 2018, at 10:00 a.m., local time, at the Jacksonville Marriott, 4670 Salisbury Road, Jacksonville, FL 32256. No vote of Ameris shareholders is required to complete the merger. This document, which serves as Atlantic’s proxy statement for the special meeting of its stockholders and as a prospectus for the shares of Ameris common stock to be issued in the merger to Atlantic stockholders, gives you detailed information about the special meeting and the merger. The merger cannot be completed unless all closing conditions have been met, including receipt of required regulatory approvals and approval of the merger proposal by the Atlantic stockholders. Approval of the merger proposal requires the affirmative vote of the holders of the majority of the outstanding shares of Atlantic common stock.
Atlantic is asking its stockholders to consider and vote on the merger proposal at the special meeting of stockholders and also to vote on: (i) a proposal to approve, on a non-binding advisory basis, the compensation that certain executive officers of Atlantic will receive under existing agreements with Atlantic in connection with the merger, which we refer to as the “merger-related compensation proposal;” and (ii) a proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger proposal at the time of the special meeting, which we refer to as the “adjournment proposal.” Approval, on a non-binding advisory basis, of the merger-related compensation proposal, and approval of the adjournment proposal, each requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting.
Even if you plan to attend the special meeting, to ensure a quorum is present to hold the special meeting, we would ask you to complete and return the proxy card in the enclosed prepaid envelope. If you sign, date and mail your proxy card without indicating how you want to vote, then your proxy will be counted as a vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal. Failing to instruct your broker how to vote shares held by you in “street name,” will have the same effect as a vote against the merger proposal, but will have no effect on the outcome of the merger-related compensation proposal or the adjournment proposal.
The board of directors of Atlantic unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.
You should read carefully this entire proxy statement/prospectus, including the appendices hereto and the documents incorporated by reference herein, because it contains important information about the merger and the related transactions. You may also find this proxy statement/prospectus posted on the Internet at http://www.irinfo.com/acfc/acfc.html. In particular, you should read carefully the information set forth under “Risk Factors” beginning on page 29 of this proxy statement/prospectus, which discusses the risks relating to the merger.
On behalf of the board of directors of Atlantic, thank you for your prompt consideration to this important matter.
By Order of the Board of Directors of Atlantic,

Tracy L. Keegan
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
The shares of Ameris common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of Ameris or Atlantic, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated February 16, 2018, and is being first mailed to Atlantic stockholders on or about February 20, 2018.

ATLANTIC COAST FINANCIAL CORPORATION
4655 Salisbury Road, Suite 110
Jacksonville, Florida 32256
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be Held on March 21, 2018
NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Atlantic Coast Financial Corporation (“Atlantic”) will be held on March 21, 2018, at 10:00 a.m., local time, at the Jacksonville Marriott, 4670 Salisbury Road, Jacksonville, FL 32256, to consider and vote on:
•
The proposal to approve the Agreement and Plan of Merger, dated November 16, 2017 (the “Merger Agreement”), between Atlantic and Ameris Bancorp (“Ameris”), pursuant to which Atlantic will merge with and into Ameris with Ameris as the surviving company subject to the terms and conditions contained in the Merger Agreement, including the transactions provided for in the Merger Agreement (collectively, the “merger proposal”), as more fully described in the attached proxy statement/prospectus. A copy of the Merger Agreement is included in the attached proxy statement/prospectus as Appendix A;

•
The proposal to approve, on a non-binding advisory basis, the compensation that certain executive officers of Atlantic will receive under existing agreements with Atlantic in connection with the merger (the “merger-related compensation proposal”); and

•
The proposal to approve one or more adjournments or postponements of the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal (the “adjournment proposal”).

We have fixed the close of business on February 12, 2018 as the record date for the special meeting. Only Atlantic stockholders of record on that date are entitled to notice of, and to vote at, the special meeting. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Atlantic common stock. Approval, on a non-binding advisory basis, of the merger-related compensation proposal, and approval of the adjournment proposal, each requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting of stockholders.
The board of directors of Atlantic has unanimously approved and adopted the Merger Agreement and has determined that the merger, as set forth in the Merger Agreement, and the terms and conditions set forth in the Merger Agreement are in the best interests of Atlantic and its stockholders. The board of directors of Atlantic unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal, if necessary.
Your vote is very important. We cannot complete the merger unless Atlantic stockholders approve the merger proposal.
The attached proxy statement/prospectus provides a detailed description of the special meeting, the Merger Agreement, the documents related to the merger, the merger-related compensation proposal, the adjournment proposal and other related matters. We urge you to read carefully the proxy statement/prospectus, including the appendices and any documents incorporated by reference.
You are cordially invited to attend the special meeting in person. Regardless of whether you plan to attend the special meeting, please vote, sign, date and return the enclosed proxy card in the self-addressed envelope as soon as possible. No additional postage is required if mailed within the United States. If you choose to attend the special meeting, then you may vote your shares in person, even if you have previously signed and returned your proxy card. If you hold your Atlantic common stock through a bank, broker or other nominee (commonly referred to as held in “street name”), then you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from them. You may revoke your proxy at any time prior to the special meeting as specified in the accompanying proxy statement/prospectus.
By Order of the Board of Directors of Atlantic,
Tracy L. Keegan
Executive Vice President, Chief Financial Officer
and Corporate Secretary
Jacksonville, Florida
February 16, 2018
YOUR VOTE IS VERY IMPORTANT
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE BY COMPLETING, DATING, AND SIGNING THE ENCLOSED FORM OF PROXY AND RETURNING IT IN THE ENCLOSED RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING. THE AFFIRMATIVE VOTE OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF ATLANTIC COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGER PROPOSAL.

WHERE YOU CAN FIND MORE INFORMATION
Both Ameris and Atlantic are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means that they are both required to file certain reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that Ameris or Atlantic file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, Ameris and Atlantic file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Ameris by accessing Ameris’s website at www.amerisbank.com, and from Atlantic by accessing Atlantic’s website at www.atlanticcoastbank.net. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites or filed with the SEC is not a part of this proxy statement/prospectus. Copies of these documents can also be obtained, free of charge, by directing a written request to:
Ameris Bancorp 310 First Street, S.E. Moultrie, Georgia 31768 Attn: Corporate Secretary	Atlantic Coast Financial Corporation 4655 Salisbury Road, Suite 110 Jacksonville, Florida 32256 Attn: Corporate Secretary
Ameris has filed a registration statement on Form S-4 to register with the SEC up to 2,644,131 shares of Ameris common stock to be issued pursuant to the merger (the “registration statement”). This proxy statement/prospectus is a part of that registration statement. Atlantic has posted this proxy statement/prospectus on the Internet at http://www.irinfo.com/acfc/acfc.html. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the SEC’s Public Reference Room at the address set forth above. The registration statement, including any amendments, schedules and exhibits, is also available, free of charge, by accessing the websites of the SEC or Ameris, or upon written request to Ameris or Atlantic at the addresses set forth above.
Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates important business and financial information about Ameris and Atlantic that is not included in or delivered with this proxy statement/prospectus, including incorporating by reference documents that Ameris and Atlantic have previously filed with the SEC. These documents contain important information about Ameris and Atlantic and their financial condition. See “Certain Documents Incorporated by Reference.” These documents are available free of charge upon written request to Ameris and Atlantic at the addresses listed above.
To obtain timely delivery of these documents, you must request them no later than February 26, 2018in order to receive them before the special meeting.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Ameris supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to Ameris, and Atlantic supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to Atlantic.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Atlantic stockholders nor the issuance of Ameris common stock in the merger shall create any implication to the contrary.

No person has been authorized to give any information or make any representation about the merger or Ameris or Atlantic that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER
AND THE SPECIAL MEETING
The following are some answers to certain questions that you may have about the special meeting of Atlantic stockholders, which we refer to as the “special meeting,” and the merger. We urge you to read carefully the remainder of this proxy statement/prospectus (including “Risk Factors” beginning on page 29) because the information in this section does not provide all of the information that might be important to you with respect to the special meeting and the merger. You may also find this proxy statement/prospectus posted on the Internet at http://www.irinfo.com/acfc/acfc.html. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this proxy statement/prospectus. See “Where You Can Find More Information” and “Certain Documents Incorporated by Reference.”
Q:
What am I being asked to vote on?

A:
You are being asked to vote to approve the Agreement and Plan of Merger, dated November 16, 2017, between Ameris and Atlantic, pursuant to which Atlantic will merge with and into Ameris with Ameris as the surviving company subject to the terms and conditions contained in the Merger Agreement, including the transactions provided for in the Merger Agreement, a copy of which is included in this proxy statement/prospectus as Appendix A.

Atlantic stockholders also are being asked to approve: (i) on a non-binding advisory basis, the compensation that certain executive officers of Atlantic will receive under existing agreements with Atlantic in connection with the merger; and (ii) a proposal providing for one or more adjournments or postponements of the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal.
Q:
Why do Ameris and Atlantic want to merge?

A:
We believe the combination of Ameris and Atlantic will create one of the leading community banking franchises in the Jacksonville, Florida market, providing our customers with additional branch locations and market share in such market. The board of directors of Atlantic has determined that the merger is in the best interests of Atlantic and its stockholders, and unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal. For more information about the reasons for the merger, see “The Merger — Atlantic’s Reasons for the Merger and the Recommendation of the Atlantic Board of Directors” and “The Merger — Ameris’s Reasons for the Merger.”

Q:
What will I receive in the merger?

A:
Unless adjusted pursuant to the terms of the Merger Agreement, each share of Atlantic common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive: (i) $1.39 in cash, without interest (the “cash consideration”); and (ii) 0.17 shares (the “exchange ratio”) of Ameris common stock, plus cash in lieu of fractional shares (the “stock consideration”). We refer to the cash consideration and the stock consideration to be received for each share of Atlantic common stock as the “per share purchase price.”

Q:
What happens if I am entitled to receive a fractional share of Ameris common stock as part of the stock consideration?

A:
Ameris will not issue fractional shares in the merger. Rather, Atlantic stockholders who would otherwise be entitled to receive a fractional share of Ameris common stock upon the completion of the merger will instead receive an amount in cash (computed to the nearest cent) equal to such fractional part of a share of Ameris common stock multiplied by the exchange ratio multiplied by the average Ameris stock price (as defined under “The Merger Agreement — Merger Termination; Merger Consideration Adjustments”).

Q:
Under what circumstances may the merger consideration be adjusted?

A:
The completion of the merger is subject to a price floor. If the average closing price of one share of Ameris common stock during a specified determination period has declined by more than 15% from its price on November 15, 2017, of  $46.95 per share, and Ameris common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 15% during such period, then Atlantic may terminate the Merger Agreement unless Ameris offsets such reduction in the value of Ameris common stock by:

•
increasing the number of shares of Ameris common stock to be issued to Atlantic stockholders: or

•
paying additional cash consideration (provided that doing so would not prevent the merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”)) to Atlantic stockholders.

Also, if the June 30, 2018 termination date of the Merger Agreement is extended by either party as contemplated in the Merger Agreement and described under “The Merger Agreement — Termination; Merger Consideration Adjustments,” then provided that it will not cause the merger to fail to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, the aggregate cash consideration to be received by Atlantic stockholders in the merger will be increased by the amount of Atlantic’s after-tax net income for the period from January 1, 2018 through June 30, 2018.
Subject to certain exceptions specified in the Merger Agreement, if prior to the effective time of the merger the number of outstanding shares of Ameris common stock or Atlantic common stock is changed as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to such shares, then the stock consideration will be proportionately and appropriately adjusted.
We refer to the aggregate per share purchase price payable in the merger, as may be adjusted as contemplated by the Merger Agreement, as the “merger consideration.”
Q:
Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:
The value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value of Ameris common stock. Any fluctuation in the market price of Ameris common stock after the date of this proxy statement/prospectus will change the value of the shares of Ameris common stock that Atlantic stockholders will receive, and will therefore change the value of the merger consideration. Based on the 0.17 exchange ratio and the closing price of Ameris common stock on the NASDAQ Global Select Market of  $47.30 on November 16, 2017, the last full trading day before the public announcement of the merger, the value of the merger consideration was $9.43 for each share of Atlantic common stock and approximately $146.7 million in the aggregate. Based on the 0.17 exchange ratio and the closing price of Ameris common stock on the NASDAQ Global Select Market on February 12, 2018, the latest practicable date before the date of this proxy statement/prospectus, the value of the merger consideration was $10.33 for each share of Atlantic common stock and approximately $160.7 million in the aggregate. The market prices of both Ameris common stock and Atlantic common stock will fluctuate before the merger is completed. We encourage you to obtain current market prices for Ameris common stock and Atlantic common stock.

Q:
How will the merger impact Atlantic restricted share awards?

A:
At the effective time of the merger, each outstanding award of shares of Atlantic common stock subject to vesting, repurchase or other lapse restriction granted pursuant to Atlantic’s equity-based compensation plans (each, an “Atlantic restricted share award”), will fully vest and be converted automatically into the right to receive the merger consideration.

As of the date of the Merger Agreement, there were outstanding Atlantic restricted share awards with respect to 44,648 shares of Atlantic common stock.

Q:
Do any of Atlantic’s directors or executive officers have interests in the merger that may differ from those of Atlantic stockholders?

A:
Atlantic’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Atlantic stockholders generally. The board of directors of Atlantic was aware of and considered these interests, among other matters, in evaluating the merger proposal, and in recommending that Atlantic stockholders approve the merger proposal. For a description of these interests, see “The Merger — Interests of Atlantic Directors and Executive Officers in the Merger.”

Q:
Why am I being asked to cast an advisory (non-binding) vote to approve the compensation payable to certain Atlantic executive officers in connection with the merger?

A:
The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd Frank Act”), adopted rules that require Atlantic to seek an advisory (non-binding) vote with respect to certain payments that may be made to certain of Atlantic’s executive officers in connection with the merger.

Q:
What will happen if Atlantic stockholders do not approve the merger-related compensation proposal?

A:
Certain of Atlantic’s executive officers are entitled, pursuant to the terms of their existing employment agreements with Atlantic, to receive certain payments in connection with the merger. If the merger is completed, Atlantic is contractually obligated to make these payments to these executive officers under certain circumstances.

Atlantic stockholder approval of the compensation payable to these executive officers in connection with the merger is not a condition to completion of the merger. The vote on the merger-related compensation proposal is advisory and will not be binding on Atlantic (or the combined company that results from the merger) regardless of whether the merger is approved. Accordingly, because the compensation to be paid to certain of Atlantic’s executive officers in connection with the merger is contractual, the compensation will be payable if the merger is completed regardless of the outcome of the non-binding, advisory vote on the merger-related compensation proposal.
Q:
What will happen to Atlantic as a result of the merger?

A:
If the merger is completed, then Atlantic will be merged with and into Ameris, with Ameris as the surviving company. As a result of the merger, Atlantic will cease to exist, and Atlantic Coast Bank, a Florida state-charted bank and a wholly owned subsidiary of Atlantic, will become a wholly owned subsidiary of Ameris. See “— What will happen to Atlantic Coast Bank following the merger?”

In addition, if the merger is completed, then Atlantic common stock will be delisted from the NASDAQ Global Market and deregistered under the Exchange Act.
Q:
What will happen to Atlantic Coast Bank following the merger?

A:
Immediately after the merger, Atlantic Coast Bank will merge with and into Ameris Bank, a Georgia state-charted bank and a wholly owned subsidiary of Ameris, with Ameris Bank as the surviving bank (the “bank merger”).

Q:
Does the board of directors of Atlantic support the merger?

A:
Yes. The board of directors of Atlantic has determined that the Merger Agreement is in the best interests of Atlantic stockholders and unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal. Additionally, the directors and certain executive officers of Atlantic have entered into a Voting and Support Agreement (the “Voting Agreement”) with Ameris and Atlantic pursuant to which they have agreed, among other things, to vote all of the shares of Atlantic common stock they beneficially own in favor of the merger proposal and the adjournment proposal. A total of 1,702,982 shares of Atlantic common stock, representing approximately 10.9% of the outstanding shares of Atlantic common stock entitled to vote at the special meeting, are subject to the Voting Agreement.

Q:
When do you expect the merger to be completed?

A:
Ameris and Atlantic expect the merger to be completed in the second quarter of 2018 and are working towards completing the merger as quickly as possible. To do so, the Atlantic stockholders must approve the merger proposal, Ameris must obtain all regulatory approvals necessary to complete the merger, and other customary closing conditions must be satisfied. See “The Merger Agreement — Conditions to Completion of the Merger.” However, it is possible that factors outside the control of both companies could result in the merger being delayed or not completed at all.

Q:
Are there risks associated with the merger that I should consider in deciding how to vote?

A:
Yes. There are a number of risks related to the merger and the other transactions provided for in the Merger Agreement that are discussed in this proxy statement/prospectus, in the appendices to this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” and in Ameris’s and Atlantic’s respective SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” and “Certain Documents Incorporated by Reference.”

Q:
When and where is the special meeting of Atlantic stockholders?

A:
The special meeting will take place on March 21, 2018, at 10:00 a.m., local time, at the Jacksonville Marriott, 4670 Salisbury Road, Jacksonville, FL 32256 .

Q:
Who can vote at the special meeting of Atlantic stockholders?

A:
You can vote at the special meeting if you own shares of Atlantic common stock at the close of business on February 12, 2018, the record date for the special meeting. As of the close of business on that date, approximately 15,553,709 shares of Atlantic common stock were outstanding.

Q:
What vote is required to approve the merger proposal?

A:
Approval of the merger proposal requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock outstanding on the record date. We refer to this as the “requisite Atlantic stockholder approval.”

Atlantic stockholders will have one vote for each share of Atlantic common stock they own.
Q:
What vote is required to approve, on a non-binding advisory basis, the merger-related compensation proposal?

A:
Approval, on a non-binding advisory basis, of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting.

Q:
What vote is required to approve the adjournment proposal?

A:
Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting.

Q:
Are participants in the Atlantic Coast Financial Corporation Employee Stock Ownership Plan able to vote?

A:
Yes. Participants in the Atlantic Coast Financial Corporation Employee Stock Ownership Plan (the “Atlantic ESOP”) will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the Atlantic ESOP trustee to vote on his or her behalf under the Atlantic ESOP. Under the terms of the Atlantic ESOP, the Atlantic ESOP trustee votes all shares held by the Atlantic ESOP, but each Atlantic ESOP participant may direct the trustee how to vote the shares of Atlantic common stock allocated to his or her account. The Atlantic ESOP trustee will vote all unallocated shares of Atlantic common stock held by the Atlantic ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.
Q:
What do I need to do now?

A:
Please read this proxy statement/prospectus and decide how you wish to vote your shares and then indicate that vote on the proxy card included with this proxy statement/prospectus. Sign and return the proxy card in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the special meeting to be held on March 21, 2018.

Q:
What if I do not vote?

A:
If you do not vote, then it will have the same effect as voting your shares against the merger proposal; however, it will have no effect on the outcome of the merger-related compensation proposal or the adjournment proposal.

Q:
If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker how to vote your shares, following the directions provided by your broker.

Q:
Can I change or revoke my vote after I have mailed my signed proxy card?

A:
Yes. There are three ways in which you may revoke your proxy and change your vote.

First, you may send a written notice to Atlantic’s Corporate Secretary stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy.
Q:
Can I exercise dissenters’ rights in connection with the merger?

A:
No, under Maryland law Atlantic stockholders are not eligible to exercise dissenters’ rights in connection with the merger.

Q:
Should I send in my stock certificates now?

A:
No, please do NOT return your stock certificate(s) with your proxy. You should wait until you receive the letter of transmittal that will be mailed shortly after the merger and then you should submit your Atlantic stock certificate(s) along with the completed letter of transmittal. The letter of transmittal will be accompanied by instructions explaining how to complete the letter of transmittal and deliver it and your stock certificate(s) or book-entry shares to the exchange agent for the merger.

Q:
What are the material United States federal income tax consequences of the merger to Atlantic stockholders?

A:
The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of Ameris and Atlantic to complete the merger that each of Ameris and Atlantic receives a legal opinion to that effect. Accordingly, an Atlantic stockholder generally will recognize gain, but not loss, in an amount equal to the lesser of: (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Ameris common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Atlantic common stock surrendered); and (ii) the amount of cash received pursuant to the merger. Further, an Atlantic stockholder generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Ameris common stock that the Atlantic stockholder would otherwise be entitled to receive. For further information, see “Material U.S. Federal Income Tax Consequences.”

The United States federal income tax consequences described above may not apply to all holders of Atlantic common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Q:
Ameris has also entered into an agreement to acquire Hamilton State Bancshares, Inc. What impact will Ameris’s merger with Hamilton have on Ameris’s merger with Atlantic?

A:
On January 25, 2018, Ameris and Hamilton State Bancshares, Inc., a Georgia corporation (“Hamilton”), entered into an Agreement and Plan of Merger (the “Hamilton Merger Agreement”) pursuant to which Hamilton will merge with and into Ameris, with Ameris as the surviving entity (the “Hamilton merger”). The Hamilton merger is expected to close in the third quarter of 2018. The completion of the Atlantic merger is not conditioned upon or subject to the completion of the Hamilton merger. Also see “Risk Factors — If the Atlantic merger and the Hamilton merger were to occur, the pro forma combined company would exceed $10 billion in assets, which would result in increased costs and/or reduced revenues to the resulting entity and subject it to increased regulatory scrutiny by its primary federal regulators with respect to its risk management and other activities.”

Q:
Whom should I call with questions or to obtain additional copies of this proxy statement/prospectus?

A:
You may find this proxy statement/prospectus posted on the Internet at http://www.irinfo.com/acfc/acfc.html. If you have questions about the merger, need assistance in submitting your proxy or voting your shares of Atlantic common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card(s), please contact Atlantic’s Assistant Corporate Secretary at (904) 903-2683.

SUMMARY
This following summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. Each item in this summary refers to the page where that subject is discussed in more detail. For more information about the merger, the Merger Agreement and the special meeting, you should carefully read the entire proxy statement/prospectus, including the appendices and the documents attached to, or incorporated by reference into, this proxy statement/prospectus. See “Where You Can Find More Information” on how to obtain copies of those documents.
The Companies (see page 44)
Ameris Bancorp
310 First Street, S.E.
Moultrie, Georgia 31768
(229) 890-1111
Ameris Bancorp, a Georgia corporation incorporated in 1980, is a bank holding company headquartered in Moultrie, Georgia. Ameris’s business is conducted primarily through Ameris Bank, a Georgia state-chartered bank and a wholly owned subsidiary of Ameris. At September 30, 2017, Ameris had total consolidated assets of  $7.6 billion, total loans (net of allowance for loan losses) of  $5.9 billion, total deposits of  $5.9 billion and shareholders’ equity of  $801.9 million.
Through Ameris Bank, Ameris provides a full range of banking services to its retail and commercial customers through 97 branches primarily concentrated in select markets in Georgia, Alabama, Northern Florida and South Carolina. These branches serve distinct communities in Ameris’s business areas with autonomy but do so as one bank, leveraging Ameris’s favorable geographic footprint in an effort to acquire more customers.
The Ameris common stock is listed on the NASDAQ Global Select Market under the symbol “ABCB.”
Atlantic Coast Financial Corporation
4655 Salisbury Road, Suite 110
Jacksonville, Florida 32256
(800) 342-2824
Atlantic Coast Financial Corporation, a Maryland corporation incorporated in 2007, is a bank holding company headquartered in Jacksonville, Florida. Through its principal wholly owned subsidiary, Atlantic Coast Bank, Atlantic serves the Northeast Florida, Central Florida and Southeast Georgia markets. At September 30, 2017, Atlantic had total consolidated assets of  $921.9 million, total loans (net of allowance for loan losses) of  $785.5 million, total deposits of  $676.4 million, and shareholders’ equity of $91.4 million.
Atlantic Coast Bank was established in 1939 as a credit union to serve the employees of the Atlantic Coast Line Railroad. On November 1, 2000, after receiving the necessary regulatory and membership approvals, Atlantic Coast Federal Credit Union converted to a federal mutual savings bank (and subsequently a federally-chartered savings bank) known as Atlantic Coast Bank. The conversion allowed the bank to diversify its customer base by marketing products and services to individuals and businesses in its market areas and make loans to customers who did not have a deposit relationship with the bank. On December 27, 2016, Atlantic Coast Bank consummated the conversion of its charter from that of a federally-chartered savings bank to that of a Florida state-chartered commercial bank supervised by the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation (“FDIC”).
Atlantic Coast Bank offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include noninterest-bearing and interest-bearing demand, savings and money market demand, and time deposit accounts with terms ranging from three months to five years. Deposits are primarily solicited in Atlantic Coast Bank’s market areas of Northeast Florida and Southeast Georgia to fund loan demand and other liquidity needs; however, late in 2015, Atlantic Coast Bank also started soliciting deposits in Central Florida.
The Atlantic common stock is listed on the NASDAQ Global Market under the symbol “ACFC.”

Pending Acquisition of Hamilton State Bancshares, Inc. (see page 44)
On January 25, 2018, Ameris and Hamilton entered into the Hamilton Merger Agreement pursuant to which Hamilton will merge into Ameris, with Ameris as the surviving entity. The Hamilton Merger Agreement provides that, immediately following the Hamilton merger, Hamilton State Bank, a Georgia bank wholly owned by Hamilton, will be merged into Ameris Bank, with Ameris Bank as the surviving bank.
Under the terms and subject to the conditions of the Hamilton Merger Agreement, Hamilton shareholders will receive $0.93 in cash and 0.16 shares of Ameris common stock for each share of Hamilton voting common stock and non-voting common stock that they hold (collectively, the “Hamilton common stock”), which equates to an aggregate value of approximately $405.7 million based on the $53.45 closing price of Ameris common stock on the NASDAQ Global Select Market as of January 25, 2018.
The Hamilton Merger Agreement has been unanimously approved by the boards of directors of each of Ameris and Hamilton and is expected to close in the third quarter of 2018. The closing of the Hamilton merger is subject to the required approval of Hamilton shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Ameris with respect to the shares of Ameris common stock to be issued in the Hamilton merger and other customary closing conditions.
The completion of the Atlantic merger is not conditioned upon or subject to the completion of the Hamilton merger, and the completion of the Hamilton merger is not conditioned upon or subject to the completion of the Atlantic merger.
Atlantic Special Meeting (see page 38)
The special meeting will be held on March 21, 2018, at 10:00 a.m., local time, at the Jacksonville Marriott, 4670 Salisbury Road, Jacksonville, FL 32256. At the special meeting, holders of Atlantic common stock will be asked to:
•
approve the merger proposal;

•
approve, on a non-binding advisory basis, the merger-related compensation proposal; and

•
approve the adjournment proposal.

You can vote at the special meeting if you owned Atlantic common stock as of the close of business on February 12, 2018, which is the record date for the special meeting. On that date, there were 15,553,709 shares of Atlantic common stock outstanding and entitled to vote, approximately 10.9% of which were owned and entitled to be voted by Atlantic’s directors and executive officers and their affiliates. As of the record date, neither Ameris nor any of its directors or executive officers owned or had the right to vote any of the outstanding shares of Atlantic common stock. You can cast one vote for each share of Atlantic common stock you owned on that date.
Approval of the merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Atlantic common stock entitled to vote. Approval, on a non-binding advisory basis, of the merger-related compensation proposal, and approval of the adjournment proposal, each requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting.
The directors and certain executive officers of Atlantic have entered into a Voting Agreement with Ameris and Atlantic under which they have agreed, among other things, to vote all of the shares they beneficially own for approval of the merger proposal and the adjournment proposal. A total of 1,702,982 shares of Atlantic common stock, representing approximately 10.9% of the outstanding shares of Atlantic common stock entitled to vote at the special meeting, are subject to the Voting Agreement.
The Merger (see page 65)
The terms and conditions of the merger are contained in the Merger Agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the Merger Agreement carefully and in its entirety, as it is the legal document governing the merger.

In the merger, Atlantic will merge with and into Ameris, with Ameris as the surviving company. It is expected that immediately after the merger, Atlantic Coast Bank will merge into Ameris Bank, with Ameris Bank as the surviving bank.
Closing and Effective Time of the Merger (see page 65)
The completion of the merger is expected to occur during the second quarter of 2018. Unless both Ameris and Atlantic agree to a later date, the closing of the merger will take place no later than five business days after all of the conditions to the closing of the merger have been satisfied or waived in accordance with their terms. We refer to the date on which the closing of the merger occurs as the “closing date.”
On the closing date, Ameris will file a certificate of merger with the Georgia Secretary of State and articles of merger with the Maryland State Department of Assessments and Taxation. The merger will be effective upon the later of: (i) the filing of the certificate of merger with the Georgia Secretary of State and the articles of merger with the Maryland State Department of Assessments and Taxation; and (ii) such later date and time to which Ameris and Atlantic agree and as may be specified in accordance with the Georgia Business Corporation Code. We refer to the date and time at which the merger is effective as the “effective time.”
The Merger Consideration; Merger Consideration Adjustments (see pages 66 and 76)
If the merger is completed and unless adjusted pursuant to the terms of the Merger Agreement, each share of Atlantic common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive: (i) $1.39 in cash, without interest; and (ii) 0.17 shares of Ameris common stock, plus cash in lieu of fractional shares.
Ameris will not issue fractional shares in the merger. Rather, Atlantic stockholders who would otherwise be entitled to receive a fractional share of Ameris common stock upon the completion of the merger will instead receive an amount in cash (computed to the nearest cent) equal to such fractional part of a share of Ameris common stock multiplied by the exchange ratio multiplied by the average Ameris stock price (as defined under “The Merger Agreement — Termination; Merger Consideration Adjustments”).
The completion of the merger is subject to a price floor. If the average closing price of one share of Ameris common stock during a specified determination period has declined by more than 15% from its price on November 15, 2017, of  $46.95 per share, and Ameris common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 15% during such period, then Atlantic may terminate the Merger Agreement unless Ameris offsets such reduction in the value of Ameris common stock by increasing the number of shares of Ameris common stock to be issued, or paying additional cash consideration (provided that doing so would not prevent the merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code), to the Atlantic stockholders.
If the June 30, 2018 termination date of the Merger Agreement is extended by either party as contemplated in the Merger Agreement and described under “The Merger Agreement — Termination; Merger Consideration Adjustments,” then provided that it does not prevent the merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code, the aggregate cash consideration to be received by Atlantic stockholders in the merger will be increased by the amount of Atlantic’s after-tax net income for the period from January 1, 2018 through June 30, 2018.
Subject to certain exceptions specified in the Merger Agreement, if prior to the effective time of the merger the number of outstanding shares of Ameris common stock or Atlantic common stock is changed as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to such shares, then the stock consideration will be proportionately and appropriately adjusted.
The value of the shares of Ameris common stock to be issued in the merger will fluctuate between now and the closing date of the merger. The market price of Ameris common stock at closing will not be known at the time of the special meeting and may be more or less than the current market price of Ameris common stock or the price of Ameris common stock at the time of the special meeting. You should obtain current market prices for Ameris common stock and Atlantic common stock prior to voting. The Ameris common stock is traded on the NASDAQ Global Select Market under the symbol “ABCB.” The Atlantic common stock is traded on the NASDAQ Global Market under the symbol “ACFC.”
Equivalent Atlantic Per Share Value (see page 36)
The following table presents the closing price of Ameris common stock on November 16, 2017, the last full trading day before the public announcement of the merger, and February 12, 2018, the latest practicable date before the date of this proxy statement/prospectus. The table also presents the equivalent value of the per share purchase price on those dates, calculated by multiplying the closing price of Ameris common stock on those dates by the exchange ratio of 0.17 and then adding to such product the cash consideration of  $1.39.
Date	Ameris Closing Price	Exchange Ratio	Equivalent Atlantic Per Share Value
November 16, 2017	$47.30	0.17	$9.43
February 12, 2018	$52.60	0.17	$10.33
The value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market price of Ameris common stock. Any fluctuation in the market price of Ameris common stock after the date of this proxy statement/prospectus will change the value of the shares of Ameris common stock that Atlantic stockholders will receive, and will therefore change the value of the merger consideration. You should obtain current market prices for shares of Ameris common stock and Atlantic common stock.
Treatment of Atlantic Equity Awards (see page 66)
At the effective time of the merger, each Atlantic restricted share award will fully vest and be converted automatically into the right to receive the merger consideration.
Each outstanding option to acquire shares of Atlantic common stock issued pursuant to Atlantic’s equity-based compensation plans (each, an “Atlantic stock option”) has an exercise price of  $14.95 per share. Because this exercise price is expected to be well in excess of the merger consideration price (as defined below), it is likely that each Atlantic stock option will be canceled without consideration. If, however, the exercise price is less than the merger consideration price at the effective time of the merger, then each Atlantic stock option will fully vest and be cancelled and converted automatically into the right to receive a cash payment from Ameris or Ameris Bank (the “cash-out amount”) in an amount equal to the product of: (i) the excess, if any, of the merger consideration price over the exercise price of each such Atlantic stock option; and (ii) the number of shares of Atlantic common stock subject to such Atlantic stock option to the extent not previously exercised.
The term “merger consideration price” means the sum of: (i) the exchange ratio multiplied by the average Ameris stock price (as defined under “The Merger Agreement — Termination; Merger Consideration Adjustments”); and (ii) $1.39.
Surrender of Stock Certificates (see page 67)
Shortly after the effective time of the merger, the exchange agent for the merger will mail to each holder of record of Atlantic common stock a letter of transmittal and instructions for the surrender of the holder’s Atlantic stock certificate(s) or book-entry shares for the merger consideration and any dividends or distributions to which such holder may be entitled to pursuant to the Merger Agreement.
Please do not send in your stock certificates until you receive the letter of transmittal.
Recommendation of the Board of Directors of Atlantic (see pages 50 and 74)
The board of directors of Atlantic has approved and adopted the Merger Agreement, and determined that the merger is in the best interests of Atlantic and its stockholders, and unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.

For a discussion of the factors considered by the board of directors of Atlantic in reaching its decision to approve the Merger Agreement, see “The Merger — Atlantic’s Reasons for the Merger and the Recommendation of the Atlantic Board of Directors.”
Opinion of Hovde Group, LLC, Financial Advisor of Atlantic (see page 52 and Appendix C)
On November 15, 2017, Hovde Group, LLC (“Hovde”) delivered to the board of directors of Atlantic a written opinion regarding the fairness of the merger consideration to be received by Atlantic stockholders from a financial point of view.
The Hovde opinion was directed to the board of directors of Atlantic and relates only to the fairness of the merger consideration to be received by Atlantic stockholders from a financial point of view. Hovde’s opinion does not address any other aspect of the merger and is not a recommendation to any Atlantic stockholder as to how such stockholder should vote at the special meeting.
The full text of Hovde’s November 15, 2017 opinion is included as Appendix C in this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde in rendering its opinion. The description of the opinion is qualified in its entirety by reference to the opinion. Atlantic stockholders are urged to read the entire opinion carefully in connection with their consideration of the merger proposal.
Material U.S. Federal Income Tax Consequences of the Merger (see page 80)
The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. It is a condition to the respective obligations of Ameris and Atlantic to complete the merger that each of Ameris and Atlantic receives a legal opinion to that effect. Accordingly, a, Atlantic stockholder generally will recognize gain, but not loss, in an amount equal to the lesser of: (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Ameris common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Atlantic common stock surrendered); and (ii) the amount of cash received pursuant to the merger. Further, an Atlantic stockholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Ameris common stock that the Atlantic stockholder would otherwise be entitled to receive.
The United States federal income tax consequences described above may not apply to all holders of Atlantic common stock. Your tax consequences will depend on your individual situation. Accordingly, we urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Interests of Atlantic Directors and Executive Officers in the Merger (see page 62)
Some of Atlantic’s executive officers and directors have interests in the merger that are in addition to, or different from, the interests of Atlantic stockholders generally. These interests include the following:
•
simultaneously with the execution of the Merger Agreement, John K. Stephens, Jr., the President and Chief Executive Officer of Atlantic and Atlantic Coast Bank, entered into an Executive Non-Competition Agreement with Ameris that provides for the payment to Mr. Stephens of the sum of  $605,000, to be paid in equal installments over a period of eighteen months;

•
employment agreements with each of Atlantic’s executive officers provide for certain cash severance benefits if such officers’ employment is terminated following a change in control of Atlantic;

•
each Atlantic restricted share award will vest and be converted into the right to receive the merger consideration; and

•
Atlantic’s directors and executive officers will be entitled to indemnification by Ameris with respect to claims arising from matters occurring at or prior to the closing of the merger and to coverage under a directors’ and officers’ liability insurance policy for six years after the merger.

The board of directors of Atlantic was aware of these interests and considered them, among other matters, in approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger.
Conditions to Completion of the Merger (see page 75)
The completion of the merger depends on a number of customary conditions being satisfied or, where permitted, waived, including:
•
receipt of the requisite Atlantic stockholder approval;

•
receipt of all regulatory authorizations, consents, orders or approvals required to complete the transactions contemplated by the Merger Agreement, including the merger and the bank merger (the “required regulatory approvals”), without them containing or resulting in the imposition of any materially burdensome regulatory condition (as defined under “— Regulatory Approvals”);

•
no order, injunction or legal restraint preventing the completion of the merger or the other transactions contemplated by the Merger Agreement, and no law prohibiting or making illegal the completion of the merger;

•
the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and no stop order being entered with respect thereto;

•
the accuracy of the representations and warranties in the Merger Agreement, without giving effect to any limitation as to materiality or material adverse effect described in the Merger Agreement;

•
the performance in all material respects by Ameris and Atlantic of their respective agreements and covenants under the Merger Agreement; and

•
receipt by each of Ameris and Atlantic of an opinion of its respective legal counsel as to certain tax matters related to the merger.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Regulatory Approvals (see page 64)
Under applicable law, the merger must be approved by The Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the bank merger of the two bank subsidiaries must be approved by the FDIC. In addition, the Georgia Department of Banking and Finance (the “GDBF”) must also approve the merger and the bank merger of the two bank subsidiaries.
All of the regulatory applications for the required regulatory approvals from the foregoing banking regulators have been filed and are pending as of the date of this proxy statement/prospectus. There is no assurance as to whether all required regulatory approvals will be obtained or as to the dates of the approvals. We make no assurance that the required regulatory approvals can be obtained or that any conditions regarding such regulatory approvals would not reasonably be expected to have a material adverse effect on the surviving company and its subsidiaries, taken as a whole (a “materially burdensome regulatory condition”).
Limitations on Discussions With Third Parties (see page 73)
Atlantic has agreed to a number of limitations with respect to soliciting, negotiating and discussing, or accepting acquisition proposals (as defined under “The Merger Agreement — Limitations on Discussions With Third Parties”) involving persons other than Ameris, and to certain related matters. The Merger Agreement does not, however, prohibit Atlantic from considering prior to the special meeting an unsolicited, bona fide acquisition proposal from a third party if certain conditions specified in the Merger Agreement are met.

Termination Rights; Termination Fee (see pages 76 and 78)
Ameris and Atlantic may mutually agree to terminate the Merger Agreement and abandon the merger at any time prior to the effective time. Subject to conditions and circumstances described in the Merger Agreement, the Merger Agreement may be terminated prior to the effective time as follows:
•
by either party if, under certain circumstances, the merger is not completed by June 30, 2018 (unless such termination date is extended by either party as provided in the Merger Agreement);

•
by either party, if events that have had, or would reasonably be expected to have, a material adverse effect on the other party have occurred and are continuing;

•
by either party, if the other party materially breaches any covenant, obligation or agreement in the Merger Agreement, subject to the cure provisions provided in the Merger Agreement;

•
by Ameris, if Ameris learns of any fact or condition that would reasonably be expected to have a material adverse effect on Ameris or Atlantic and which Atlantic was required, but failed, to disclose;

•
by either party, if any required regulatory approval has been denied or any governmental authority of competent jurisdiction has issued a final, nonappealable injunction permanently enjoining or prohibiting the completion of the transactions contemplated by the Merger Agreement, including the merger or the bank merger of the two bank subsidiaries;

•
by either party, if the requisite Atlantic stockholder approval is not obtained; and

•
by Atlantic, prior to obtaining the requisite Atlantic stockholder approval, to enter into another proposed offer.

In addition, if the average closing price of one share of Ameris common stock during the determination period has declined by more than 15% from its price on November 15, 2017, of  $46.95 per share, and Ameris common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 15% during such period, then Atlantic may terminate the Merger Agreement unless Ameris increases the exchange ratio or contributes sufficient additional cash consideration (provided that doing so would not prevent the merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code) for payment to Atlantic stockholders to offset any reduction in the value of the stock consideration attributable to such decline.
Atlantic must pay to Ameris a termination fee equal to $5.75 million if an acquisition proposal (as defined under “The Merger Agreement — Limitations on Discussions With Third Parties”) is outstanding, or has been accepted by Atlantic, and the Merger Agreement is terminated:
•
by either party because the merger is not completed on or before June 30, 2018; or

•
by Atlantic other than because (i) events have occurred and are continuing that have had, or would reasonably be expected to have, a material adverse effect on Ameris, or (ii) Ameris has materially breached any covenant, obligation or agreement in the Merger Agreement, subject to the cure provisions provided therein.

Atlantic also must pay to Ameris the termination fee of  $5.75 million if Ameris terminates the Merger Agreement after an adverse Atlantic recommendation change (as defined under “The Merger Agreement — Atlantic Board Recommendation”) by the board of directors of Atlantic.
Accounting Treatment (see page 64)
The merger will be accounted for as a purchase for financial reporting and accounting purposes under generally accepted accounting principles in the United States (“GAAP”).
Dissenters’ Rights (see page 64)
Under Maryland law, holders of Atlantic common stock do not have the right to dissent from the Merger Agreement and seek an appraisal in connection with the merger.

NASDAQ Listing (see page 73)
Ameris has agreed to list on the NASDAQ Global Select Market, by the closing date, the shares of Ameris common stock to be issued to Atlantic stockholders in the merger.
Resale of Ameris Common Stock
All shares of Ameris common stock received by Atlantic stockholders in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), except for shares of Ameris common stock received by any such holder who becomes an “affiliate” of Ameris after the completion of the merger. This proxy statement/prospectus does not cover resales of shares of Ameris common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.
Comparison of Shareholder Rights (see page 84)
Atlantic stockholders, whose rights are currently governed by Atlantic’s articles of incorporation, Atlantic’s bylaws and Maryland law, will, upon completion of the merger, become shareholders of Ameris and their rights will be governed by Ameris’s articles of incorporation, Ameris’s bylaws, and Georgia law.
Ameris Bancorp 2017 Financial Results
On January 26, 2018, Ameris announced preliminary, unaudited earnings and operating results for the quarter and twelve months ended December 31, 2017. Ameris reported net income of  $73.5 million, or $1.98 per diluted share, for the year ended December 31, 2017, compared with $72.1 million, or $2.08 per diluted share, for 2016. For the quarter ended December 31, 2017, reported results include net income of $9.2 million, or $0.24 per diluted share, compared with $18.2 million, or $0.52 per diluted share, for the same period in 2016. The financial results include a charge of  $13.4 million to income tax expense related to the valuation of Ameris’s deferred tax asset, due to the recent tax legislation that reduces the future corporate tax rate for Ameris.
Ameris reported adjusted operating net income of  $92.3 million, or $2.48 per diluted share, for the year ended December 31, 2017, compared with $80.6 million, or $2.32 per diluted share, for 2016. Adjusted operating net income for the fourth quarter of 2017 was $23.6 million, or $0.63 per diluted share, compared with $22.2 million, or $0.63 per diluted share, for the same quarter of 2016. For the year ended December 31, 2017, Ameris’s adjusted operating return on average assets was 1.26%, compared with 1.31% for 2016. For the fourth quarter of 2017, Ameris’s adjusted operating return on average assets was 1.20%, compared with 1.34% in the same quarter of 2016.
Reconciliation of Non-GAAP Financial Measures. This “— Ameris Bancorp 2017 Financial Results” contains certain financial information determined by methods other than in accordance with GAAP. Ameris’s management uses these non-GAAP measures in its analysis of Ameris’s performance. These measures are useful when evaluating the underlying performance and efficiency of Ameris’s operations and balance sheet. Ameris’s management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and charges in the current period. Ameris’s management believes that investors may use these non-GAAP financial measures to evaluate Ameris’s financial performance without the impact of unusual items that may obscure trends in Ameris’s underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.
The following information reconciles adjusted operating net income, a non-GAAP financial measure, as of the dates presented to Ameris’s net income, a financial measure calculated and presented in accordance with GAAP, as of the dates presented.

Adjusted Operating Net Income Reconciliation
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2017	2016	2017	2016
	(dollars in thousands except per share data)
Net income available to common shareholders	$9,150	$18,177	$73,548	$72,100
Merger and conversion charges	421	17	915	6,376
Certain compliance resolution expenses	434	5,750	5,163	5,750
Accelerated premium amortization on loans sold from purchased loan pools	456	—	456	—
Financial impact of Hurricane Irma	—	—	410	—
Loss on sale of premises	308	430	1,264	992
Tax effect of management-adjusted charges	(567)	(2,169)	(2,873)	(4,591)
After tax management-adjusted charges	1,052	4,028	5,335	8,527
Tax expense attributable to remeasurement of deferred tax assets and deferred tax liabilities at reduced federal corporate tax rate	13,388	—	13,388	—
Adjusted operating net income	$23,590	$22,205	$92,271	$80,627
Reported net income per diluted share	$0.24	$0.52	$1.98	$2.08
Adjusted operating net income per diluted share	$0.63	$0.63	$2.48	$2.32
Reported return on average assets	0.47%	1.10%	1.00%	1.17%
Adjusted operating return on average assets	1.20%	1.34%	1.26%	1.31%
Highlights.   Highlights of Ameris’s results for 2017 include the following:
•
Growth in operating net earnings of 14.4%;

•
Organic growth in loans of  $941.0 million, or 20.3%, compared with $660.4 million, or 20.8%, in 2016;

•
Adjusted operating return on average assets of 1.26%, compared with 1.31% in 2016, with the decline almost entirely related to lower contribution to earnings from retail mortgage;

•
Adjusted operating return on average tangible common equity of 14.66%, compared with 16.85% in 2016;

•
Improvement in adjusted operating efficiency ratio to 60.3%, compared with 61.6% for 2016;

•
Increase in tangible book value per share of 23.9% to $17.86 at December 31, 2017;

•
Excluding accretion, increases in net interest margin of five basis points during 2017 compared with 2016;

•
Loan to deposit ratio at the end of 2017 of 91.3%, compared with 94.4% at the end of 2016;

•
Increase in total revenue of 12.1% to $364.6 million; and

•
Annualized net charge-offs of 0.12% of average total loans and 0.13% of average non-purchased loans.

Increase in Net Interest Income.   Net interest income on a tax-equivalent basis increased 19.4% in 2017 to $267.1 million, up from $223.6 million for 2016. Growth in earning assets from internal sources contributed to the increase. Average earning assets increased 20.7% in 2017 to $6.76 billion, compared with $5.60 billion for 2016. Although Ameris’s net interest income increased, net interest margin for 2017, including accretion, declined to 3.95%, compared with 3.99% for 2016. Yields on earning assets in 2017 were 4.46%, compared with 4.35% in 2016.

Accretion income for 2017 decreased to $10.6 million, or 2.9% of total revenue, compared with $14.1 million, or 4.3%, respectively, for 2016. Excluding the effect of accretion, Ameris’s margin for 2017 was 3.79%, compared with 3.74% for 2016. Yields on all loans, excluding the effect of accretion, increased to 4.63% in 2017, compared with 4.50% in 2016.
Ameris’s net interest margin was 3.94% for the fourth quarter of 2017, down slightly from 3.95% reported for both the third quarter of 2017 and for the fourth quarter of 2016. Accretion income for the fourth quarter of 2017 decreased to $2.2 million, compared with $2.7 million for the third quarter of 2017, and from $3.4 million reported for the fourth quarter of 2016. Excluding the effect of accretion, Ameris’s margin for the fourth quarter of 2017 was 3.82%, an improvement compared with 3.80% for the third quarter of 2017 and 3.73% for the fourth quarter of 2016.
Yields on all loans, excluding the effect of accretion, increased to 4.70% during the fourth quarter of 2017, compared with 4.65% in the third quarter of 2017. Loan production in the banking division during the fourth quarter of 2017 totaled $419.8 million, with weighted average yields of 4.89%, compared with $409.2 million and 4.74%, respectively, in the third quarter of 2017 and $498.7 million and 4.37%, respectively, in the fourth quarter of 2016. Loan production in the lines of business (to include retail mortgage, warehouse lending, Small Business Administration (“SBA”) and premium finance) amounted to an additional $1.5 billion during the fourth quarter of 2017, compared with $1.3 billion during the fourth quarter of 2016.
Total interest expense for 2017 was $34.2 million, compared with $19.7 million for 2016. Deposit costs increased during 2017 to 0.34%, compared with 0.24% for 2016. Noninterest-bearing deposits represented 28.6% of the total average deposits for 2017, compared with 29.1% for 2016.
Noninterest Income. Noninterest income decreased 1.3% in 2017 to $104.5 million, compared with $105.8 million for 2016, the result of flat mortgage and service charges during 2017. Noninterest retail mortgage revenues were essentially flat during the year at $48.5 million despite an increase in mortgage volume of approximately $93.7 million, or 6.7%. Gain on sale margins tightened during 2017, as they moved from 3.36% in the fourth quarter of 2016 to 3.17% in the fourth quarter of 2017 because of more industry focus on purchase business and higher rates to borrowers. Ameris increased volume sufficient to make up for the tighter gains on sale, but late season hiring of mortgage bankers impacted profitability which increased by only 10.8%. During 2017, Ameris originated approximately $547 million of government loans with only 11.9% being Ameris’s own Government National Mortgage Association securities.
Service charges for the year were also flat, coming in at $42.1 million compared with $42.7 million for 2016. Declining counts of consumer oriented accounts with the associated balances and revenues were offset by larger commercial accounts, generally with enough balances to offset the analysis charges.
Revenues from Ameris’s warehouse lending division decreased slightly during the year, from $7.8 million for 2016 to $7.6 million for 2017, while net income for the division increased 4.8%, from $4.1 million for 2016 to $4.3 million for 2017. Net income for Ameris’s retail mortgage division was $2.2 million for the fourth quarter of 2017, compared with $3.0 million in the third quarter of 2017 and $1.9 million for the fourth quarter of 2016. Net income for Ameris’s warehouse lending division was $1.4 million for the fourth quarter of 2017, compared with $1.1 million for the third quarter of 2017 and $904,000 for the fourth quarter of 2016.
Revenues from Ameris’s SBA division continued to increase during 2017, rising from $8.9 million for 2016 to $10.0 million for 2017. Net income for the division increased to $3.9 million for 2017, compared with $2.8 million for 2016.
Noninterest Expense. Noninterest expense increased $16.1 million, or 7.5%, to $231.9 million for the year ended December 31, 2017, compared with $215.8 million for the year 2016. However, Ameris incurred various expenses related to the new premium finance division that was added late in 2016, compliance-related charges due to exiting the Consent Order (as defined under “The Companies — Ameris Bancorp”), losses on the sale of bank premises, merger-related charges and Hurricane Irma expenses. Excluding these amounts, expenses in 2017 increased by only $7.5 million, or 3.7%, compared with 2016 levels. Growth of noninterest expense in the retail mortgage, warehouse lending and SBA lines of business account for 41% of that increase, leaving core bank noninterest expense increasing only $4.4 million, or 2.8%. The following table shows the detail of these charges and analysis:
Noninterest Expense Analysis
	Twelve Months Ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Total noninterest expense	$231,936	$215,835	$16,101	7.5%
Less:
Merger and conversion charges	915	6,376	(5,461)	(85.6)%
Certain compliance resolution expenses	5,163	5,750	(587)	(10.2)%
Financial impact of Hurricane Irma	410	—	410	NM
Loss on sale of premises	1,264	992	272	27.4%
Premium finance division noninterest expense	14,295	315	13,980	NM
Subtotal	209,889	202,402	7,487	3.7%
Less:
Retail mortgage division noninterest expense	41,084	38,402	2,682	7.0%
Warehouse lending division noninterest expense	795	832	(37)	(4.4)%
SBA division noninterest expense	4,100	3,675	425	11.6%
Core bank noninterest expense	$163,910	$159,493	$4,417	2.8%

NM denotes not meaningful
Balance Sheet Trends.   Total assets increased $964.2 million, or 14.0%, during 2017. Total loans, including loans held for sale, purchased loans and purchased loan pools, were $6.24 billion at the end of 2017, compared with $5.37 billion at the end of 2016. Organic growth in loans totaled $941.0 million, or 20.3%, during 2017, compared with $660.4 million, or 20.8%, in 2016. As expected, loan growth rates in the fourth quarter of 2017 slowed to 10.1% on an annualized basis, compared with 12.1% on an annualized basis in the same quarter of 2016.
During the quarter, Ameris sold or reclassified to loans held for sale approximately $119.5 million of mortgage loans from purchased loan pools, reducing the investment in purchased loan pools to $328.2 million, down 42% compared with the same period in the year ago period.
Loans outstanding for the new premium finance division grew $112.0 million, or 30.2%, from $370.6 million at the end of 2016 to $482.5 million at the end of 2017.
Deposits increased $1.05 billion during 2017 to end the year at $6.63 billion, from $5.58 billion at the end of 2016. At December 31, 2017, noninterest-bearing deposit accounts were $1.78 billion, or 26.8% of total deposits, compared with $1.57 billion, or 28.2% of total deposits, at December 31, 2016. Non-rate sensitive deposits grew $342.4 million, or 10.8%, to $3.52 billion at December 31, 2017, compared with $3.17 billion at the end of 2016. These funds represented 53.1% of Ameris’s total deposits at the end of 2017, compared with 56.9% at the end of 2016.
Growth in deposits at the end of the year, along with Ameris’s sale of mortgage loans from purchased loan pools lowered the loan to deposit ratio from 101.0% at the end of the third quarter of 2017 to 91.3% at December 31, 2017.
Stockholders’ equity at December 31, 2017 totaled $804.5 million, an increase of  $158.0 million, or 24.4%, from December 31, 2016. The increase in stockholders’ equity was the result of the issuance of shares of Ameris common stock in a public offering in the first quarter of 2017, plus earnings of

$73.5 million during 2017, offset by dividends paid to shareholders of  $14.9 million. Tangible book value per share was $17.86 at the end of 2017, up 23.9% from $14.42 at the end of 2016. Tangible common equity as a percentage of tangible assets was 8.62% at the end of 2017, compared with 7.46% at the end of 2016.
Atlantic Coast Financial Corporation 2017 Financial Results
On January 23, 2018, Atlantic announced preliminary, unaudited earnings and operating results for the quarter and twelve months ended December 31, 2017.
Atlantic reported a loss per diluted share of  $0.04 and earnings per diluted share of  $0.21 for the three and twelve months ended December 31, 2017, respectively, compared with earnings of  $0.13 and $0.42 for the three and twelve months ended December 31, 2016, respectively. The results for the three and twelve months ended December 31, 2017, included a charge of  $1.6 million, or $0.11 per diluted share, related to a reduction in the valuation of Atlantic’s net deferred tax assets caused by the recently enacted tax legislation, which reduces the future statutory corporate income tax rate, and $0.4 million, or $0.03 per diluted share, of merger-related costs.
Other significant highlights of Atlantic’s fourth quarter of 2017 and the full year included:
•
Net interest income was $7.2 million and $27.0 million for the three and twelve months ended December 31, 2017, respectively, compared with $7.1 million and $26.5 million for the three and twelve months ended December 31, 2016, respectively. Net interest margin was 3.24% and 3.20% for the three and twelve months ended December 31, 2017, respectively, compared with 3.30% and 3.12% for the three and twelve months ended December 31, 2016, respectively.

•
Total loans (including portfolio loans, loans held-for-sale, and warehouse loans held-for-investment) increased 16% to $842.8 million at December 31, 2017, from $727.0 million at December 31, 2016. Atlantic’s loan growth since December 31, 2016, was driven primarily by increased commercial real estate lending in all of its markets. This growth was somewhat offset by lower mortgage loan sales as part of Atlantic’s interest rate risk and balance sheet management strategies as well as decreases in warehouse loans held-for-investment.

•
Deposits increased 8% to $675.8 million at December 31, 2017, from $628.4 million at December 31, 2016. Deposits, excluding brokered certificates of deposit, increased 15% to $639.8 million at December 31, 2017, from $558.0 million at December 31, 2016. Wholesale funding, which includes brokered certificates of deposit and Federal Home Loan Bank advances, decreased 4% to $249.5 million at December 31, 2017, from $259.2 million at December 31, 2016. The increase in non-brokered deposits and resulting reduced reliance on wholesale funding was driven primarily by Atlantic’s commercial deposit strategies put in place during 2016.

•
Total assets increased to $983.3 million at December 31, 2017, from $907.5 million at December 31, 2016, primarily due to increases in portfolio loans and warehouse loans held-for-investment, which were partially offset by a decrease in cash and cash equivalents, investment securities and loans held-for-sale.

•
Nonperforming assets, as a percentage of total assets, declined to 0.97% at December 31, 2017, from 1.44% at December 31, 2016. Due to Atlantic’s generally stable credit quality during 2016 and continuing throughout 2017, reflecting an overall slowing pace of loan reclassifications to nonperforming, Atlantic’s loan loss provision remained at a low level for both the three and twelve months ended December 31, 2017, while maintaining, in management’s view, an adequate ratio of allowance for portfolio loan losses to total portfolio loans.

•
Atlantic Coast Bank’s ratios of total risk-based capital to risk-weighted assets and Tier 1 (core) capital to adjusted total assets were 12.53% and 9.66%, respectively, at December 31, 2017, and each continued to exceed the levels required by regulation, currently 10% and 5%, respectively, for a bank to be considered well-capitalized.

Bank Regulatory Capital
	At December 31,
Key Capital Measures	2017	2016
Total risk-based capital ratio (to risk-weighted assets)	12.53%	14.83%
Common equity tier 1 (core) risk-based capital ratio (to risk-weighted assets)	11.43%	13.58%
Tier 1 (core) risk-based capital ratio (to risk-weighted assets)	11.43%	13.58%
Tier 1 (core) capital ratio (to adjusted total assets)	9.67%	9.44%
The decrease in risk-weighted capital ratios at December 31, 2017, compared with December 31, 2016, reflected an increase in risk-weighted assets due to growth in portfolio loans and a decrease in cash and cash equivalents and investment securities, as well as an increase in the risk weighting of certain portfolio loan categories, partially offset by an increase in equity due to accumulated earnings. The charge to remeasure net deferred tax assets, together with merger related expenses, reduced Atlantic’s Tier 1 (core) capital ratio as of December 31, 2017, by approximately 20 basis points.
Credit Quality
	At December 31,
	2017	2016
	(Dollars in millions)
Nonperforming loans	$7.8	$10.1
Nonperforming loans to total portfolio loans	1.02%	1.57%
Other real estate owned	$1.7	$2.9
Nonperforming assets	$9.5	$13.0
Nonperforming assets to total assets	0.97%	1.44%
Troubled debt restructurings performing for less than 12 months under terms of modification (1)	$15.2	$14.6
Troubled debt restructurings performing for more than 12 months under terms of modification	$15.7	$20.3

(1)
Includes $5.9 million and $7.9 million of nonperforming loans at December 31, 2017 and 2016, respectively.

Nonperforming assets have declined for five consecutive quarters as Atlantic’s overall credit quality remained stable and the general pace of loans reclassified to nonperforming remained slow during the last twelve months. Importantly, OREO declined significantly as of December 31, 2017, compared with that at December 31, 2016, primarily due to the sale of a $2.4 million foreclosed property in the second quarter of 2017, partially offset by the foreclosure of a $1.6 million property in the fourth quarter of 2017, which was expected to occur and had been fully reserved for prior to the foreclosure.

Provision/Allowance for Loan Losses
	At and for the Three Months Ended			At and for the Year Ended
	Dec. 31, 2017	Sept. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	(Dollars in millions)
Provision for portfolio loan losses	$0.2	$0.2	$0.1	$0.7	$0.6
Allowance for portfolio loan losses	$8.6	$8.4	$8.2	$8.6	$8.2
Allowance for portfolio loan losses to total portfolio loans	1.12%	1.12%	1.26%	1.12%	1.26%
Allowance for portfolio loan losses to nonperforming loans	110.43%	88.16%	80.38%	110.43%	80.38%
Net charge-offs (recoveries)	$0.0	$(0.0)	$0.0	$0.3	$0.2
Net charge-offs (recoveries) to average outstanding portfolio loans (annualized)	0.02%	(0.01)%	0.02%	0.04%	0.03%
Net charge-offs totaled $39,000 and $38,000 for the three months ended December 31, 2017 and 2016, respectively, while net recoveries totaled $18,000 for the three months ended September 30, 2017. This reflects a trend of solid economic conditions across Atlantic’s markets, which has led to continued low levels of net charge-offs during the last twelve months.
Atlantic’s provision for portfolio loan losses has remained within a relatively narrow range over the past year. However, it was up $185,000 for the three months ended December 31, 2017, compared with the fourth quarter last year, and was up $74,000 for the twelve months ended December 31, 2017, versus full year 2016. The increase in the allowance for portfolio loan losses at December 31, 2017, compared with that at December 31, 2016, was attributable primarily to loan growth, which reflected organic growth supplemented by strategic loan purchases that were offset partially by loan sales, principal amortization, and increased prepayments of one- to four-family residential mortgages and home equity loans. Management believes the allowance for portfolio loan losses at December 31, 2017, is sufficient to absorb losses in portfolio loans as of the end of the period.
Net Interest Income
	Three Months Ended			Year Ended
	Dec. 31, 2017	Sept. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	(Dollars in millions)
Net interest income	$7.2	$6.8	$7.1	$27.0	$26.5
Net interest margin	3.24%	3.18%	3.30%	3.20%	3.12%
Yield on investment securities	2.09%	2.05%	2.29%	2.25%	2.11%
Yield on loans	4.47%	4.31%	4.40%	4.33%	4.37%
Total cost of funds	1.03%	0.98%	0.78%	0.93%	0.92%
Average cost of deposits	0.85%	0.80%	0.66%	0.77%	0.62%
Rates paid on borrowed funds	1.83%	2.02%	1.14%	1.88%	1.70%
The slight decrease in net interest margin during the three months ended December 31, 2017, compared with net interest margin for the three months ended December 31, 2016, reflected an increase in rates paid on deposits and borrowed funds, with little to no change in rates on new loans due to highly competitive lending conditions. In addition, margin remains relatively stable given the improved mix in core deposits and growth in noninterest-bearing accounts. The increase in net interest margin during the twelve months ended December 31, 2017, compared with net interest margin for the twelve months ended

December 31, 2016, primarily reflected a decrease in rates paid on funds due to an increase in noninterest-bearing deposits, and an increase in higher-margin interest-earning assets outstanding, reflecting Atlantic’s ongoing redeployment of excess liquidity to grow its portfolio loans, loans held-for-sale, and warehouse loans held-for-investment.
Noninterest Income/Noninterest Expense/Income Tax Expense
	Three Months Ended			Year Ended
	Dec. 31, 2017	Sept. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	(Dollars in millions)
Noninterest income	$1.3	$1.2	$1.9	$7.0	$9.2
Noninterest expense	$6.4	$6.1	$6.0	$25.6	$25.1
Income tax expense	$2.5	$0.6	$1.0	$4.6	$3.6
The decrease in noninterest income for the three months ended December 31, 2017, compared with that of the three months ended December 31, 2016, primarily reflected lower gains on the sale of portfolio loans and loans held-for-sale, as well as reduced service charges and fees. The decrease in noninterest income for the twelve months ended December 31, 2017, compared with that of the twelve months ended December 31, 2016, primarily reflected lower gains on the sale of investment securities, lower gains on the sale of portfolio loans, reduced service charges and fees, and a decrease in miscellaneous operating income related to an escrow account that was forfeited in 2016 in connection with an OREO sale, partially offset by higher gains on the sale of loans held-for-sale.
The increase in noninterest expense during the three months ended December 31, 2017, compared with that of the three months ended December 31, 2016, primarily reflected an increase in compensation and benefits, occupancy and equipment expense, and merger-related costs associated with the proposed merger with Ameris, partially offset by reduced foreclosed asset expense and a decrease in data processing expenses. The increase in noninterest expense during the twelve months ended December 31, 2017, compared with that of the twelve months ended December 31, 2016, primarily reflected an increase in compensation and benefits, increased data processing expenses associated with efforts to improve Atlantic’s IT infrastructure, an increase in occupancy and equipment expense, and the aforementioned merger-related costs, partially offset by the positive impact of an adjustment to the rate of accrual for FDIC insurance premiums, reducing the amount accrued for the full year, and a decrease in collection expense.
The increase in income tax expense for the three and twelve months ended December 31, 2017, compared with that of the three and twelve months ended December 31, 2016, primarily reflected the impact of newly enacted tax legislation, partially offset by a decline in income before income tax expense.
Reconciliation of Non-GAAP Financial Measures.   A non-GAAP financial measure is generally defined as a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that either excludes or includes amounts, or is subject to adjustments, so as to be different from the most directly comparable measure calculated and presented in accordance with GAAP. Core earnings and core earnings per diluted share exclude the effects of certain transactions that occurred during the period, as detailed in the following reconciliation of these measures.

	Three Months Ended			Year Ended
	Dec. 31, 2017	Sept. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	(Dollars in thousands)
Net income, as reported	$(616)	$1,115	$2,002	$3,168	$6,418
Less FHLB gain(1)	—	—	(255)	—	(255)
Plus merger-related costs(2)	400	—	—	411	—
Plus impact of newly enacted tax laws(3)	1,641	—	—	1,641	—
Adjusted net income (core earnings)	$1,425	$1,115	$1,747	$5,220	$6,163
Income per diluted share, as reported	$(0.04)	$0.07	$0.13	$0.21	$0.42
Less FHLB gain	—	—	(0.02)	—	(0.02)
Plus merger-related costs	0.03	—	—	0.03	—
Plus impact of newly enacted tax laws	0.11	—	—	0.11	—
Adjusted income per diluted share (core earnings per diluted share)(4)	$0.09	$0.07	$0.11	$0.34	$0.40

(1)
The FHLB gain, which is included in noninterest income, totaled $412,000, and is shown above net of a tax expense adjustment of  $157,000.

(2)
The merger-related costs, which are included in noninterest expense, totaled $443,000 and is shown above net of a tax expense adjustment of  $43,000 for the three months ended December 31, 2017. The merger-related costs totaled $454,000 and is shown above net of a tax expense adjustment of  $43,000 for the twelve months ended December 31, 2017.

(3)
The impact of newly enacted tax laws is included in income tax expense.

(4)
May not foot due to rounding.

Core earnings and core earnings per diluted share should be viewed in addition to, and not as a substitute for or superior to, net income and income per diluted share on a GAAP basis. Atlantic’s management believes that the non-GAAP financial measures, when considered together with GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionately positive or negative impact on results in any particular period. Atlantic’s management also believes that the non-GAAP financial measures aid investors in analyzing Atlantic’s business trends and in understanding Atlantic’s performance. In addition, Atlantic may utilize non-GAAP financial measures as guides in forecasting, budgeting and long-term planning processes and to measure operating performance for some management compensation purposes.
Risk Factors (see page 29)
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 29.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERIS
The following selected historical consolidated financial data as of and for the year ended December 31, 2016, 2015, 2014, 2013, and 2012, is derived from the audited consolidated financial statements of Ameris. The following selected historical consolidated financial data as of and for the nine months ended September 30, 2017, and 2016, is derived from the unaudited consolidated financial statements of Ameris and has been prepared on the same basis as the selected historical consolidated financial data derived from the audited consolidated financial statements and, in the opinion of Ameris’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates.
The results of operations as of and for the nine months ended September 30, 2017, are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or any future period. You should read the following selected historical consolidated financial data in conjunction with: (i) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ameris’s audited consolidated financial statements and accompanying notes included in Ameris’s Annual Report on Form 10-K for the year ended December 31, 2016; and (ii) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ameris’s unaudited consolidated financial statements and accompanying notes included in Ameris’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are incorporated by reference into this proxy statement/prospectus. See “Certain Documents Incorporated by Reference.”
Ameris’s “tangible book value per common share” is determined by methods other than in accordance with GAAP. See “— Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of Ameris’s tangible book value per common share, a non-GAAP financial measure, to book value per common share, a financial measure calculated and presented in accordance with GAAP.
	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)		(audited)
	(In thousands, except per share data and ratios)
Selected Balance Sheet Data:
Total assets	$7,649,820	$6,493,495	$6,892,031	$5,588,940	$4,037,077	$3,667,649	$3,019,052
Earning assets	7,074,828	5,925,072	6,293,670	5,084,658	3,574,561	3,232,769	2,554,551
Loans held for sale	137,392	126,263	105,924	111,182	94,759	67,278	48,786
Loans, net of unearned income	4,574,678	3,091,039	3,626,821	2,406,877	1,889,881	1,618,454	1,450,635
Purchased, non-covered loans (excluding loan pools)	885,256	1,067,090	1,011,031	771,554	674,239	448,753	—
Purchased, non-covered loan pools	465,218	624,886	568,314	592,963	—	—	—
Covered loans	31,870	62,291	58,160	137,529	271,279	390,237	507,712
Investment securities available for sale	819,593	838,124	822,735	783,185	541,805	486,235	346,909
FDIC loss-share receivable, net of clawback	—	—	—	6,301	31,351	65,441	159,724
Total deposits	5,895,504	5,306,098	5,575,163	4,879,290	3,431,149	2,999,231	2,624,663
FDIC loss-share payable including clawback	8,190	7,775	6,313	—	—	—	—
Shareholders’ equity	801,921	642,583	646,437	514,759	366,028	316,699	279,017
Selected Income Statement Data:
Interest income	$214,783	$176,109	$239,065	$190,393	$164,566	$126,322	$129,479
Interest expense	24,181	14,017	19,694	14,856	14,680	10,137	15,074
Net interest income	190,602	162,092	219,371	175,537	149,886	116,185	114,405
Provision for loan losses	5,828	2,381	4,091	5,264	5,648	11,486	31,089
Noninterest income	80,894	81,529	105,801	85,586	62,836	46,549	57,874
Noninterest expenses	172,599	161,158	215,835	199,115	150,869	121,945	119,470
Income before income taxes	93,069	80,082	105,246	56,744	56,205	29,303	21,720
Income tax expense	28,671	26,159	33,146	15,897	17,482	9,285	7,285
Net income	64,398	53,923	72,100	40,847	38,723	20,018	14,435
Preferred stock dividends	—	—	—	—	286	1,738	3,577
Net income available to common shareholders	64,398	53,923	72,100	40,847	38,437	18,280	10,858

	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)		(audited)
	(In thousands, except per share data and ratios)
Per Share Data:
Earnings per share available to common shareholders:
Basic	$1.76	$1.58	$2.10	$1.29	$1.48	$0.76	$0.46
Diluted	1.74	1.56	2.08	1.27	1.46	0.75	0.46
Common book value	21.54	18.42	18.51	15.98	13.67	11.50	10.56
Tangible book value	17.78	14.38	14.42	12.65	10.99	9.87	10.39
Cash dividends declared per share	0.30	0.20	0.30	0.20	0.15	—	—
Profitability Ratios:
Net income to average total assets	1.20%	1.19%	1.17%	0.85%	1.08%	0.70%	0.49%
Net income to average common shareholders’ equity	11.39%	12.01%	11.75%	8.37%	12.40%	8.06%	5.99%
Net interest margin (fully taxable equivalent basis)	3.96%	4.01%	3.99%	4.12%	4.59%	4.74%	4.60%
Efficiency ratio	63.57%	66.15%	66.38%	76.25%	70.92%	74.94%	69.35%
Loan Quality Ratios:
Net charge-offs to average loans*	0.13%	0.10%	0.11%	0.22%	0.34%	0.75%	2.87%
Allowance for loan losses to total loans*	0.46%	0.63%	0.56%	0.85%	1.12%	1.38%	1.63%
Non-performing assets to total loans and OREO**	0.94%	1.25%	1.12%	1.60%	3.35%	3.49%	5.28%
Liquidity Ratios:
Loans to total deposits	101.04%	91.32%	94.42%	80.11%	82.64%	81.94%	74.61%
Average loans to average earning assets	83.42%	80.49%	80.83%	75.96%	80.22%	78.08%	77.83%
Noninterest-bearing deposits to total deposits	29.14%	29.46%	28.22%	27.26%	24.46%	22.29%	19.46%
Capital Adequacy Ratios:
Shareholders’ equity to total assets	10.48%	9.90%	9.38%	9.21%	9.07%	8.63%	9.24%
Common stock dividend payout ratio	17.05%	12.66%	14.29%	15.50%	10.14%	0.00%	0.00%

*
Excludes purchased non-covered and covered assets

**
Excludes covered assets

Reconciliation of Non-GAAP Financial Measures
This proxy statement/prospectus and certain documents filed by Ameris with the SEC and incorporated by reference into this proxy statement/prospectus contain financial information determined by methods other than in accordance with GAAP. Ameris’s management uses these non-GAAP measures in its analysis of Ameris’s performance. These measures are useful when evaluating the underlying performance and efficiency of Ameris’s operations and balance sheet. Ameris’s management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and charges in the current period. Ameris’s management believes that investors may use these non-GAAP financial measures to evaluate Ameris’s financial performance without the impact of unusual items that may obscure trends in Ameris’s underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Non-GAAP measures include tangible common equity and tangible book value per common share. Ameris calculates the regulatory capital ratios using current regulatory report instructions. Ameris’s management uses these measures to assess the quality of capital and believes that investors may find them useful in their evaluation of Ameris. These capital measures may or may not be necessarily comparable to similar capital measures that may be presented by other companies.
The following information reconciles Ameris’s tangible book value per common share, a non-GAAP financial measure, as of the dates presented to Ameris’s book value per common share, a financial measure calculated and presented in accordance with GAAP, as of the dates presented.
	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)		(audited)
	(In thousands, except per share data)
Tangible Book Value Per Share Reconciliation:
Common shareholders’ equity	$801,921	$642,583	$646,437	$514,759	$366,028	$288,699	$251,355
Less: Goodwill	125,532	122,545	125,532	90,082	63,547	35,049	956
Less: Other intangibles, net	14,437	18,472	17,428	17,058	8,221	6,009	3,040
Total tangible shareholders’ equity	$661,952	$501,566	$503,477	$407,619	$294,260	$247,641	$247,359
Period end number of shares	37,231,049	34,891,304	34,921,474	32,211,385	26,773,863	25,098,427	23,799,768
Book value per common share	$21.54	$18.42	$18.51	$15.98	$13.67	$11.50	$10.56
Tangible book value per common share	17.78	14.38	14.42	12.65	10.99	9.87	10.39

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ATLANTIC
The following selected historical consolidated financial data as of and for the year ended December 31, 2016, 2015, 2014, 2013, and 2012, is derived from the audited consolidated financial statements of Atlantic. The following selected historical consolidated financial data as of and for the nine months ended September 30, 2017, and 2016, is derived from the unaudited consolidated financial statements of Atlantic and has been prepared on the same basis as the selected historical consolidated financial data derived from the audited consolidated financial statements and, in the opinion of Atlantic’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates.
The results of operations as of and for the nine months ended September 30, 2017, are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or any future period. You should read the following selected historical consolidated financial data in conjunction with: (i) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Atlantic’s audited consolidated financial statements and accompanying notes included in Atlantic’s Annual Report on Form 10-K for the year ended December 31, 2016; and (ii) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Atlantic’s unaudited consolidated financial statements and accompanying notes included in Atlantic’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are incorporated by reference into this proxy statement/prospectus. See “Certain Documents Incorporated by Reference.”
	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)		(audited)
	(In thousands, except per share data and ratios)
Selected Balance Sheet Data:
Total assets	$921,935	$936,893	$907,459	$857,198	$706,498	$733,633	$772,619
Earning assets	875,031	880,074	857,203	801,272	664,486	690,317	721,112
Loans held for sale	5,025	8,057	7,147	6,591	7,219	1,656	4,089
Loans, net of unearned income	793,927	774,407	727,984	655,326	487,949	399,425	500,569
Investment securities available for sale	39,113	49,003	65,293	120,110	118,699	159,732	159,745
Investment securities held to maturity	—	—	—	—	17,919	19,266	—
Total deposits	676,416	617,496	628,413	555,821	440,780	460,098	499,760
Shareholders’ equity	91,394	86,126	87,018	80,738	72,336	65,525	40,260
Selected Income Statement Data:
Interest income	$25,020	$25,184	$33,889	$29,796	$28,135	$28,836	$33,505
Interest expense	5,244	5,828	7,417	8,686	10,512	12,695	14,270
Net interest income	19,776	19,356	26,472	21,110	17,623	16,141	19,235
Provision for loan losses	458	569	619	807	1,266	7,026	12,491
Noninterest income	5,715	7,307	9,247	6,850	6,439	6,328	10,096
Noninterest expenses	19,191	19,074	25,050	28,942	21,469	26,849	23,357
Income (loss) before taxes	5,842	7,020	10,050	(1,789)	1,327	(11,406)	(6,517)
Income tax expense (benefit)	2,058	2,604	3,632	(9,507)	—	—	150
Net income (loss)	3,784	4,416	6,418	7,718	1,327	(11,406)	(6,667)
Preferred stock dividends	—	—	—	—	—	—	—
Net income (loss) available to common shareholders	3,784	4,416	6,418	7,718	1,327	(11,406)	(6,667)

	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)		(audited)
	(In thousands, except per share data and ratios)
Per Share Data:
Earnings (loss) per share available to common shareholders:
Basic	$0.25	$0.29	$0.42	$0.50	$0.09	$(3.23)	$(2.67)
Diluted	0.25	0.29	0.42	0.50	0.09	(3.23)	(2.67)
Common book value per share (period end)	5.88	5.55	5.61	5.21	4.66	4.22	15.31
Cash dividends declared per share	$—	$—	$—	$—	$—	$—	$—
Profitability Ratios:
Net income to average total assets	0.58%	0.66%	0.72%	1.00%	0.19%	(1.55)%	(0.85)%
Net income to average shareholders’ equity	5.61%	6.98%	7.54%	9.94%	1.89%	(30.45)%	(14.51)%
Net interest margin	3.19%	3.08%	3.12%	2.95%	2.61%	2.31%	2.58%
Efficiency ratio	75.29%	71.54%	70.13%	103.51%	89.22%	119.49%	79.63%
Loan Quality Ratios:
Net charge-offs to average loans	0.04%	0.04%	0.03%	0.04%	0.27%	2.77%	3.59%
Allowance for loan losses to total loans	1.12%	1.24%	1.26%	1.27%	1.57%	1.83%	2.52%
Non-performing assets to total loans and OREO	1.30%	2.10%	2.03%	1.23%	1.87%	2.28%	7.68%
Liquidity Ratios:
Loans to total deposits	111.42%	106.04%	103.02%	109.97%	102.99%	82.35%	86.46%
Average loans to average earning assets	84.13%	77.00%	76.17%	69.00%	61.08%	56.77%	64.07%
Noninterest-bearing deposits to total deposits	10.35%	9.17%	9.50%	8.49%	9.37%	7.56%	8.38%
Capital Adequacy Ratios:
Shareholders’ equity to total assets	9.91%	9.19%	9.59%	9.42%	10.24%	8.93%	5.21%
Common stock dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
The following table presents selected unaudited pro forma condensed financial data about the financial condition and results of operations of Ameris giving effect to the merger. See “The Merger — Accounting Treatment.”
The following table presents the information as if the merger had become effective on September 30, 2017, with respect to financial condition data, and on January 1, 2017, with respect to the results of operations data. The selected unaudited pro forma condensed financial data have been derived from, and should be read in conjunction with, the historical financial information that Ameris and Atlantic have incorporated by reference into this proxy statement/prospectus as of and for the indicated periods. See “Unaudited Pro Forma Combined Condensed Financial Information” and “Certain Documents Incorporated by Reference.”
The selected unaudited pro forma condensed financial data are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.
	For the Nine Months Ended September 30, 2017	For the Year Ended December 31, 2016
	(In thousands, except per share data)
Pro Forma Condensed Consolidated Income Statement Data:
Net interest income	$212,490	$248,659
Provision for loan losses	6,286	4,710
Income before tax	100,489	117,400
Net income	69,208	79,886
Preferred stock dividends	—	—
Net income available to common shareholders	69,208	79,886
Per Share Data:
Earnings (loss) per share available to common shareholders:
Basic	$1.76	$2.16
Diluted	$1.75	$2.14
Cash Dividends per share	$0.30	$0.30
Pro Forma Condensed Consolidated Balance Sheet Data:
Total loans	$6,711,920
Total assets	8,611,567
Total deposits	6,571,920
Other borrowings	963,712
Subordinated deferrable interest debentures	85,220
Shareholders’ equity	928,829

RISK FACTORS
In deciding how to vote, you should consider carefully all of the information included in this proxy statement/prospectus and its appendices and all of the information incorporated by reference and the risk factors identified by Ameris and Atlantic with respect to their operations included in their respective filings with the SEC, including, in each case, the Annual Reports on Form 10-K for the year ended December 31, 2016 and the Quarterly Reports on Form 10-K for the quarter ended September 30, 2017. See “Where You Can Find More Information” and “Certain Documents Incorporated by Reference.” In addition, you should consider the following risk factors.
Because the market price of the Ameris common stock may fluctuate, Atlantic stockholders cannot be sure of the market value of the merger consideration that they will receive in the merger until the closing.
Upon completion of the merger, each share of Atlantic common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive: (i) $1.39 in cash, without interest; and (ii) 0.17 shares of Ameris common stock, plus cash in lieu of fractional shares. The value of the shares of Ameris common stock to be issued to Atlantic stockholders in the merger will fluctuate between now and the closing date of the merger due to a variety of factors, including general market and economic conditions, changes in the parties’ respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Ameris and Atlantic. Therefore, at the time of the special meeting, Atlantic stockholders will not know or be able to calculate the market value of the Ameris common stock they will receive upon completion of the merger. We make no assurances as to whether or when the merger will be completed.
Combining the two companies may be more difficult, costly or time consuming than expected, and Ameris may fail to realize all of the anticipated benefits of the merger.
Ameris and Atlantic have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend on, among other things, Ameris’s ability to combine the businesses of Ameris and Atlantic in a manner that does not materially disrupt the existing customer relationships of either Ameris or Atlantic or result in decreased revenues from customers of either of them. Additionally, Ameris may not be able to successfully achieve the level of cost savings, revenue enhancements and other synergies that it expects. If Ameris is not able to successfully achieve these objectives, then the anticipated benefits of the merger may not be realized fully, if at all, or may take longer to realize than expected. This could have an adverse effect on Ameris’s business, results of operations and stock price.
It is possible that the integration process could take longer than anticipated, result in the loss of key employees, disrupt either Ameris’s or Atlantic’s ongoing businesses or result in inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Ameris or Atlantic to maintain relationships with their respective clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.
If Ameris’s stock price decreases below specified thresholds, then Atlantic has the right to terminate the Merger Agreement and the merger would not occur unless Ameris increases the merger consideration.
If the average closing price of one share of Ameris common stock during a specified determination period has declined by more than 15% from its price on November 15, 2017, of  $46.95 per share, and Ameris common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 15% during such period, then Atlantic may terminate the Merger Agreement unless Ameris offsets such reduction in the value of Ameris common stock by increasing the number of shares of Ameris common stock to be issued, or paying additional cash consideration, to the Atlantic stockholders.
As a result, even if Atlantic stockholders approve the Merger Agreement, the merger may ultimately not be completed. Although the Ameris board of directors has the ability to increase the merger consideration, and the board of directors of Atlantic has the power to choose not to terminate the Merger Agreement and proceed with the merger if Ameris does not increase the merger consideration, there is no obligation of either board to exercise such power.

The merger is expected to, but may not, qualify as a tax-free reorganization under the Code.
The parties expect the merger to be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, and Ameris and Atlantic will receive United States federal income tax opinions to that effect from their respective tax counsel. These tax opinions represent the legal judgement of counsel rendering the opinion and are not binding on the Internal Revenue Service (the “IRS”) or the courts. If the merger does not qualify as a tax-free reorganization, then the Atlantic stockholders may be required to recognize any gain with respect to all the consideration, including the shares of Ameris common stock and not just the cash, received in the merger. Tax matters are very complicated and the consequences of the merger to any particular Atlantic stockholder will depend on that stockholder’s particular facts and circumstances. You should consult your own tax advisor to determine the particular tax consequences of the merger to you.
Negative or unexpected consequences of the 2017 Tax Act could adversely affect Ameris’s results of operations.
The Tax Cuts and Jobs Act of 2017, signed into law on December 22, 2017 (the “2017 Tax Act”), will make significant changes to the Code, including a reduction in the corporate tax rate and limitations on certain corporate deductions and credits. The new tax law could have negative or unexpected consequences on Ameris’s financial position. By way of example, the 2017 Tax Act will lead to changes in the valuation of certain deferred tax assets and deferred tax liabilities on Ameris’s consolidated balance sheets, which could materially affect Ameris’s results of operations. Further, the full extent of the impact of the 2017 Tax Act on the financial statements of Ameris cannot reasonably be estimated at this time. No assurance is given that the new tax law will not have an adverse effect on the market price of Ameris common stock after the merger.
The actual financial positions and results of operations of Ameris and Atlantic may differ materially from the pro forma financial information included in this proxy statement/prospectus.
The pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company’s financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Ameris and Atlantic and includes certain adjustments and assumptions regarding the combined businesses after giving effect to the transactions. The assets and liabilities of Atlantic have been measured at fair value based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for calculating the fair value of acquired assets and assumed liabilities requires the use of estimates in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing. See “Unaudited Pro Forma Combined Condensed Financial Information.”
The opinion that Atlantic has obtained from Hovde has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the Merger Agreement.
The opinion issued to the board of directors of Atlantic by Hovde, financial advisor to Atlantic, with respect to the fairness of the merger consideration to be received by Atlantic stockholders from a financial point of view, speaks only as of November 15, 2017. Changes in the operations and prospects of Ameris or Atlantic, general market and economic conditions and other factors that may be beyond the control of Ameris and Atlantic, and on which the opinion was based, may have altered the value of Ameris or Atlantic, or the price of Ameris common stock as of the date of this proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. Hovde has no obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. Because Atlantic does not currently anticipate asking Hovde to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view as of the date of this proxy statement/prospectus or at the time the merger is completed. See “The Merger — Opinion of Atlantic’s Financial Advisor” and Appendix C included in this proxy statement/prospectus.
The merger and the bank merger are subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on Ameris.
Before the merger and the bank merger can be completed, various approvals or consents or waivers must be obtained from bank regulatory authorities. These authorities may impose conditions on the completion of the merger or the bank merger or require changes to their terms not favorable to Ameris or Atlantic proceeding with the merger. The required regulatory approvals may not be received at all, may not be received in a timely fashion, or may contain conditions on the completion of the merger and the bank merger that are burdensome, not anticipated or cannot be met. If the consummation of the merger is delayed, including by a delay in receipt of required regulatory approvals, the business, financial condition and results of operations of each company may also be materially adversely affected. See “The Merger — Regulatory Approvals” and “The Merger Agreement — Conditions to Completion of the Merger.”
If the merger is not completed, then the parties will have incurred significant expenses without realizing the expected benefits of the merger and could be subject to additional risks.
Prior to completion of the merger, each of Atlantic and Ameris will incur or have incurred substantial expenses in connection with the completion of the transactions contemplated by the Merger Agreement. If the merger is not completed, then Ameris and Atlantic would have to recognize these expenses without realizing the anticipated benefits of the merger. Ameris or Atlantic also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by Ameris or Atlantic against the other seeking damages or to compel the other to perform its obligations under the Merger Agreement. These factors and similar risks could have an adverse effect on the results of operations, business and stock prices of Ameris and Atlantic.
The market price of Ameris common stock after the merger may be affected by factors different from those affecting the shares of Ameris or Atlantic currently.
Upon completion of the merger, holders of Atlantic common stock will become holders of Ameris common stock. Ameris’s business differs from that of Atlantic, and accordingly, the results of operations of Ameris will be affected by some factors that are different from those currently affecting the results of operations of Atlantic. For a discussion of the businesses of Ameris and Atlantic and of some important factors to consider in connection with those businesses, see “Certain Documents Incorporated by Reference,” including, in particular, in the section entitled “Risk Factors” in each of Ameris’s and Atlantic’s Annual Report on Form 10-K for the year ended December 31, 2016, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.
Atlantic stockholders will not be entitled to dissenters’ or appraisal rights in the merger.
Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the Maryland law, holders of Atlantic common stock do not have the right to dissent from the Merger Agreement and seek an appraisal in connection with the merger.
If the Atlantic merger and the Hamilton merger were to occur, the pro forma combined company would exceed $10 billion in assets, which would result in increased costs and/or reduced revenues to the resulting entity and subject it to increased regulatory scrutiny by its primary federal regulators with respect to its risk management and other activities.
It is currently expected that, if the Atlantic merger and the Hamilton merger were both completed, the pro forma combined company would exceed $10 billion in assets, resulting in the company being subject to additional regulation and oversight that could impact its revenues and/or expenses. Such regulation and oversight include becoming subject to: (i)  under the Dodd-Frank Wall Street Reform and Consumer Protection Act, annual stress testing (or DFAST), designed to assess the company’s capital adequacy and risk management practices in the event of certain economic downturn scenarios; (ii) the examination and enforcement authority of the Consumer Financial Protection Bureau with respect to consumer and small business products and services; (iii) deposit insurance premium assessments based on an FDIC scorecard based on, among other things, Ameris Bank’s CAMELS rating and results of asset-related stress testing and funding-related stress testing; and (iv) a cap on interchange transaction fees for debit cards, as required by Federal Reserve regulations, which will significantly reduce Ameris’s interchange revenue after the mergers. It is difficult to predict the overall compliance cost of these provisions, which will become effective (with a phase-in period) when the combined company surpasses $10 billion in consolidated assets as a result of the Atlantic merger and the Hamilton merger. However, compliance with these provisions will likely require additional staffing, engagement of external consultants and other operating costs that could have a material adverse effect on the future financial condition and results of operations of the combined company.
There is no assurance that Ameris will complete the Hamilton merger.
The Hamilton merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and the approval of the Hamilton shareholders. If any conditions to the Hamilton merger are not satisfied or waived, to the extent permitted by law, then the Hamilton merger will not be completed. In addition, Ameris and Hamilton may terminate the Hamilton Merger Agreement under certain circumstances even if it is approved by the Hamilton shareholders. If Ameris and Hamilton do not complete the Hamilton merger, then Ameris would not realize any of the expected benefits of having completed the Hamilton merger. There is no assurance that the Hamilton merger will be consummated, or if it is, the timing for its completion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus, including information included in, or incorporated by reference into, this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include: (i) statements about the benefits of the merger, including future financial and operating results and cost savings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. You should note that the discussion of the reasons for the merger contain many forward-looking statements that describe beliefs, assumptions, expectations and estimates of the board of directors or management of Ameris and Atlantic as of the indicated dates, and those assumptions, expectations and estimates may have changed as of the date of this proxy statement/prospectus. Forward-looking statements are based on current beliefs and expectations of management of Ameris and Atlantic, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Ameris and Atlantic. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Therefore, actual results may differ materially from those expressed in, or implied by, the forward-looking statements.
The ability to predict results or the actual effects of the combined company’s plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include those identified under “Risk Factors” and the following:
•
the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized;

•
disruption caused by the merger with customers, suppliers or employees or other business relationships;

•
a material adverse change in the financial condition of Ameris or Atlantic;

•
a decline in the market price for Ameris common stock before the completion of the merger due to broader stock market movements or the performance of financial companies and peer group companies;

•
lower than expected revenue following the merger;

•
Ameris’s ability to complete the Hamilton merger;

•
general economic conditions, either nationally or in Alabama, Florida, Georgia or South Carolina, that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined company’s loan portfolio and reduced demand for its products and services;

•
the failure of the closing conditions to be satisfied or any unexpected delay in closing the merger;

•
the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
rapid fluctuations or unanticipated changes in interest rates on loans or deposits;

•
the possibility that the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets will exceed current estimates;

•
changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments; and

•
general competitive, economic, political and market conditions.

Additional factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include those discussed in the filings of Ameris and Atlantic with the SEC that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” and “Certain Documents Incorporated by Reference.”
Because these forward-looking statements are subject to assumptions and uncertainties, Ameris’s and Atlantic’s actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference into this proxy statement/prospectus.
All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus, and attributable to Ameris or Atlantic or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this “Cautionary Statements Regarding Forward-Looking Statements.” Ameris and Atlantic undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA
The following table shows per common share data regarding basic and diluted net income, cash dividends and book value for Ameris and Atlantic on a historical basis, Ameris and Atlantic on a pro forma combined basis, and Atlantic on a pro forma equivalent basis. The pro forma information has been derived from and should be read in conjunction with: (i) Ameris’s audited consolidated financial statements and accompanying notes included in Ameris’s Annual Report on Form 10-K for the year ended December 31, 2016, and Ameris’s unaudited consolidated financial statements and accompanying notes included in Ameris’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are incorporated by reference into this proxy statement/prospectus; and (ii) Atlantic’s audited consolidated financial statements and accompanying notes included in Atlantic’s Annual Report on Form 10-K for the year ended December 31, 2016, and Atlantic’s unaudited consolidated financial statements and accompanying notes included in Atlantic’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” and “Certain Documents Incorporated by Reference.”
The pro forma information gives effect to the merger accounted for as a purchase and assumes that the merger occurred as of the beginning of the fiscal year presented (or in the case of book value, as of the date specified). This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.
	As of and for the Nine Months Ended September 30, 2017				As of and for the Twelve Months Ended December 31, 2016
	Ameris Historical	Atlantic Historical	Pro Forma Combined	Per Equivalent Atlantic Share(1)	Ameris Historical	Atlantic Historical	Pro Forma Combined	Per Equivalent Atlantic Share(1)
Net Income Per Common Share – Basic	$1.76	$0.25	$1.76	$0.30	$2.10	$0.42	$2.16	$0.37
Net Income Per Common Share – Diluted	$1.74	$0.25	$1.75	$0.30	$2.08	$0.42	$2.14	$0.36
Cash Dividends Per Common Share	$0.30	$—	$0.30	$0.05	$0.30	$—	$0.30	$0.05
Book Value Per Common Share	$21.54	$5.88	$23.30	$3.96	$18.51	$5.61	$20.59	$3.50

(1)
The equivalent share information in the above table is computed using 2,633,340 shares additional shares of Ameris common stock issued to Atlantic stockholders at a price of  $48.20 per share at an exchange rate of 0.17 shares of Ameris common stock for each share of Atlantic common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Ameris common stock trades on the NASDAQ Global Select Market under the symbol “ABCB,” and Atlantic common stock trades on the NASDAQ Global Market under the symbol “ACFC.” The following table sets forth the high and low reported sales prices per share of Ameris common stock and Atlantic common stock, and the cash dividends declared per share of Ameris common stock and Atlantic common stock for the periods indicated.
AMERIS COMMON STOCK
QUARTER DATA	HIGH	LOW	DIVIDEND DECLARED
First Quarter 2018 Fiscal Year (through February 12, 2018)	$56.85	$47.90	—
First Quarter 2017 Fiscal Year	49.50	41.60	$0.10
Second Quarter 2017 Fiscal Year	49.80	42.60	0.10
Third Quarter 2017 Fiscal Year	51.28	41.05	0.10
Fourth Quarter 2017 Fiscal Year	51.30	44.75	0.10
First Quarter 2016 Fiscal Year	33.81	24.96	0.05
Second Quarter 2016 Fiscal Year	32.76	27.73	0.05
Third Quarter 2016 Fiscal Year	36.20	28.90	0.10
Fourth Quarter 2016 Fiscal Year	47.70	34.61	0.10
ATLANTIC COMMON STOCK
QUARTER DATA	HIGH	LOW	DIVIDEND DECLARED
First Quarter 2018 Fiscal Year (through February 12, 2018)	$10.90	$9.38	—
First Quarter 2017 Fiscal Year	8.27	6.76	—
Second Quarter 2017 Fiscal Year	8.35	7.27	—
Third Quarter 2017 Fiscal Year	8.89	7.05	—
Fourth Quarter 2017 Fiscal Year	9.95	8.27	—
First Quarter 2016 Fiscal Year	6.20	5.16	—
Second Quarter 2016 Fiscal Year	6.51	5.53	—
Third Quarter 2016 Fiscal Year	6.95	5.84	—
Fourth Quarter 2016 Fiscal Year	7.35	6.26	—
On November 16, 2017, the last full trading day before the public announcement of the merger, the closing price of Ameris common stock was $47.30. On February 12, 2018, the last practicable trading day before the mailing of this proxy statement/prospectus, the closing price of Ameris common stock was $52.60.
On November 16, 2017, the last full trading day before the public announcement of the merger, the closing price of Atlantic common stock was $8.69. On February 12, 2018, the last practicable trading day before the mailing of this proxy statement/prospectus, the closing price of Atlantic common stock was $10.17.
As of February 12, 2018, the last practicable trading day before mailing this proxy statement/prospectus, there were approximately 440 registered holders of Atlantic common stock and approximately 2,293 registered holders of Ameris common stock.

The following table presents the closing prices of Ameris common stock and Atlantic common stock on November 16, 2017, the last trading day before the public announcement of the merger, and on February 12, 2018, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration on the relevant date for holders of Atlantic common stock.
Date	Atlantic Closing Price	Ameris Closing Price	Exchange Ratio	Estimated Equivalent Per share Value(1)
November 16, 2017	$8.69	$47.30	0.17	$9.43
February 12, 2018	$10.17	$52.60	0.17	$10.33

(1)
The implied value of the per share merger consideration represents the sum of: (i) the product of the exchange ratio of 0.17 and the closing price of Ameris common stock as of the applicable date; plus (ii) the $1.39 cash consideration.

The above table shows only historical comparisons. The market prices of Ameris common stock and Atlantic common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Atlantic common stock or Ameris common stock before or after the effective date of the merger. Changes in the market price of Ameris common stock prior to the completion of the merger will affect the market value of the merger consideration to be received by Atlantic stockholders.

INFORMATION ABOUT THE SPECIAL MEETING
This section contains information for Atlantic stockholders about the special meeting that Atlantic has called to allow stockholders to vote on the merger proposal, the merger-related compensation proposal and the adjournment proposal. The board of directors of Atlantic is mailing this proxy statement/prospectus to you, as an Atlantic stockholder, on or about February 20, 2018.
Time, Date and Place
The special meeting is scheduled to be held on March 21, 2018, at 10:00 a.m., local time, at the Jacksonville Marriott, 4670 Salisbury Road, Jacksonville, FL 32256.
Matters to be Considered by Atlantic Stockholders at the Special Meeting
At the special meeting, holders of Atlantic common stock will be asked to:
•
approve the merger proposal;

•
approve, on a non-binding advisory basis, the merger-related compensation proposal;

•
approve the adjournment proposal; and

•
vote on any other matters as may properly be brought before the special meeting or any adjournment or postponement thereof.

At this time, the board of directors of Atlantic is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have previously voted, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters.
A copy of the Merger Agreement is included in this proxy statement/prospectus as Appendix A, and we encourage you to read it carefully in its entirety.
Recommendation of the board of directors of Atlantic
The board of directors of Atlantic unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal. See “The Merger — Atlantic’s Reasons for the Merger and the Recommendation of the Atlantic Board of Directors.”
Record Date and Quorum
February 12, 2018 has been fixed as the record date for the determination of Atlantic stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At the close of business on the record date, there were 15,553,709 shares of Atlantic common stock outstanding and entitled to vote at the special meeting.
A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Atlantic common stock entitled to vote at the special meeting is necessary to constitute a quorum. Shares of Atlantic common stock represented at the special meeting but not voted, including shares that a stockholder abstains from voting and shares held in “street name” and voted by a bank, broker or other nominee even though a stockholder does not provide voting instructions, will be counted for establishing a quorum. Once a share of Atlantic common stock is represented at the special meeting, it will be counted for determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.
Required Vote
Each share of Atlantic common stock you own as of the record date for the special meeting entitles you to one vote at the special meeting on all matters properly presented at the meeting. The affirmative vote of the holders of a majority of the outstanding shares of Atlantic common stock entitled to vote at the special meeting is necessary to approve the merger proposal. If you vote to abstain or if you fail to vote, then this will have the same effect as voting against the merger proposal.

Approval of the non-binding merger-related compensation proposal and the adjournment proposal each require the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting. Not voting or abstaining on either of these proposals will have no effect on the outcome of the vote on these proposals.
Shares Subject to the Voting Agreement; Shares Held by Directors and Executive Officers
As of the record date, the directors and certain executive officers of Atlantic beneficially owned and were entitled to vote approximately 1,702,982 shares of Atlantic common stock representing approximately 10.9% of the shares of Atlantic common stock outstanding on that date. Ameris has entered into a Voting Agreement with Atlantic and the directors and certain executive officers of Atlantic, pursuant to which these stockholders have agreed, solely in their capacity as Atlantic stockholders, to vote their shares of Atlantic common stock in favor of the merger proposal and the adjournment proposal, subject to certain exceptions. See “The Merger Agreement — Voting Agreement.” A copy of the Voting Agreement is included as Appendix B in this proxy statement/prospectus.
How to Vote — Stockholders of Record
Voting in Person.   If you are a stockholder of record, then you can vote in person by submitting a ballot at the special meeting. Nevertheless, we recommend that you vote by proxy as promptly as possible, even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meeting, then you may vote by ballot, thereby canceling any proxy previously submitted.
Voting by Proxy.   Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by proxy, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. If you sign and return your proxy without instruction on how to vote your shares, then your shares will be voted “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.
How to Vote — Shares Held in “Street Name”
If your shares of Atlantic common stock are held through a bank, broker or other nominee, then you are considered the beneficial owner of such shares held in “street name.” In such case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote the shares by following the voting instructions that they have sent. Without specific instructions from you, your bank, broker or other nominee is not empowered to vote your shares. Not voting these shares will have the effect of voting against the merger proposal but will have no effect on the outcome of the merger-related compensation proposal or the adjournment proposal. Alternatively, if you are a beneficial owner and wish to vote in person at the special meeting, then you must provide a proxy executed in your favor by your bank, broker or other nominee.
How to Vote — Shares Held in the Atlantic ESOP
Participants in the Atlantic ESOP will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the Atlantic ESOP trustee to vote on his or her behalf under the plan. Under the terms of the Atlantic ESOP, the Atlantic ESOP trustee votes all shares held by the Atlantic ESOP, but each Atlantic ESOP participant may direct the trustee how to vote the shares of Atlantic common stock allocated to his or her account. The Atlantic ESOP trustee will vote all unallocated shares of Atlantic common stock held by the Atlantic ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.
The deadline for returning your Atlantic ESOP Voting Instruction Form is March 14, 2018, at 5:00 p.m., Eastern Time.

Revocation of Proxies
You can revoke your proxy at any time before your shares are voted. If you are a stockholder of record, then you can revoke your proxy by:
•
submitting another valid proxy card bearing a later date;

•
attending the special meeting and voting your shares in person; or

•
delivering prior to the special meeting a written notice of revocation to Atlantic’s Corporate Secretary.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.
If you hold your shares in street name with a bank, broker or other nominee, then you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.
Solicitation of Proxies
The proxy for the special meeting is being solicited on behalf of the board of directors of Atlantic. Atlantic will bear the entire cost of soliciting proxies. All other costs and expenses incurred in connection with the merger and the transactions contemplated thereby are to be paid by the party incurring such expenses. See “The Merger Agreement — Expenses.”
Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Atlantic in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.
Attending the Special Meeting
All holders of Atlantic common stock, including stockholders of record and stockholders who hold their shares in street name through banks, brokers or other nominees, are cordially invited to attend the special meeting. You must bring a form of personal photo identification with you in order to be admitted at the special meeting. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cell phones, cameras, sound recording equipment, communications devices or any similar equipment during the special meeting without Atlantic’s express written consent is prohibited.
Adjournments and Postponements
Although it is not currently expected, the special meeting may be adjourned or postponed, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the merger proposal, or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the special meeting to solicit additional proxies will allow the stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Questions and Additional Information
If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, please contact Atlantic at:
Atlantic Coastal Financial Corporation
4655 Salisbury Road, Suite 110
Jacksonville, Florida 32256
Telephone: (800) 342-2824
Attn: Investor Relations
Atlantic has also posted this proxy statement/prospectus on the Internet at http://www.irinfo.com/acfc/acfc.html.

PROPOSALS FOR THE SPECIAL MEETING
Proposal 1: Approval of the Merger Proposal
Holders of Atlantic common stock are being asked to approve the Merger Agreement, pursuant to which Atlantic will merge with and into Ameris with Ameris as the surviving company. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock outstanding on the record date.
If your shares of Atlantic common stock are present at the special meeting but are not voted on the merger proposal, or if you vote to abstain on the merger proposal, then it will have the same effect as a vote against the merger proposal. If you fail to submit a proxy, or if your shares of Atlantic common stock are held through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee to vote your shares of Atlantic common stock, then your shares of Atlantic common stock will not be voted, and it will have the same effect as a vote against the merger proposal.
The board of directors of Atlantic unanimously recommends that Atlantic stockholders vote “FOR” the merger proposal.
Proposal 2: Approval, on a Non-binding Advisory Basis, of the Merger-Related Compensation Proposal
Atlantic stockholders are being asked to approve, on a non-binding advisory basis, the compensation that certain executive officers of Atlantic (“named executive officers”) will receive under existing agreements with Atlantic in connection with the merger.
Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Atlantic seek a non-binding advisory vote from Atlantic stockholders to approve certain compensation that its named executive officers will receive from Atlantic in connection with the merger.
Atlantic is presenting this proposal, which gives Atlantic stockholders the opportunity to express their views on the merger-related compensation by voting “FOR” or “AGAINST” the following resolution:
“RESOLVED, that the compensation that will become payable to Atlantic’s named executive officers in connection with the completion of the merger, as disclosed under “The Merger — Interests of Atlantic Directors and Executive Officers in the Merger” and the related tables and narrative, is hereby approved.”
Approval, on a non-binding advisory basis, of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting.
If your shares of Atlantic common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, then it will have no effect on the outcome of the vote on the merger-related compensation proposal. If you fail to submit a proxy, or if your shares of Atlantic common stock are held through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee to vote your shares of Atlantic common stock, then your shares of Atlantic common stock will not be voted.
Atlantic stockholder approval of the compensation payable to Atlantic’s named executive officers in connection with the merger is not a condition to completion of the merger. The vote on the merger-related compensation proposal is advisory and will not be binding on Atlantic (or the combined company that results from the merger) regardless of whether the merger is approved. Accordingly, because the compensation to be paid to Atlantic’s named executive officers in connection with the merger is contractual, the compensation will be payable if the merger is completed regardless of the outcome of the non-binding, advisory vote on the merger-related compensation proposal.
The board of directors of Atlantic unanimously recommends that Atlantic stockholders vote in favor of the merger-related compensation arrangements described in this proxy statement/prospectus by voting “FOR” the merger-related compensation proposal.

Proposal 3: Approval of the Adjournment Proposal
Atlantic stockholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments or postponements of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.
If this proposal is approved, then the special meeting could be successively adjourned to any date. A vote on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal may be taken in the absence of a quorum. Atlantic does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger proposal. If approval of the adjournment proposal is submitted to the Atlantic stockholders for approval, then the approval requires the affirmative vote of the holders of a majority of the shares of Atlantic common stock represented in person or by proxy at the special meeting.
If your shares of Atlantic common stock are present at the special meeting but are not voted on the adjournment proposal, or if you vote to abstain on the adjournment proposal, then it will have no effect on the outcome of the vote on the adjournment proposal. If you fail to submit a proxy, or if your shares of Atlantic common stock are held through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee to vote your shares of Atlantic common stock, then your shares of Atlantic common stock will not be voted, which will have no effect on the outcome of the vote on the adjournment proposal.
The board of directors of Atlantic unanimously recommends that Atlantic stockholders vote “FOR” the adjournment proposal.

THE COMPANIES
Ameris Bancorp
Ameris Bancorp, a Georgia corporation incorporated in 1980, is a bank holding company headquartered in Moultrie, Georgia. The Ameris common stock is listed on the NASDAQ Global Select Market under the symbol “ABCB.” Ameris’s principal executive offices are located at 310 First Street, S.E., Moultrie, Georgia 31768, and its telephone number is (229) 890-1111. Its website is www.amerisbank.com. The information on Ameris’s website is not part of this proxy statement/prospectus, and the reference to Ameris’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.
Ameris’s business is conducted primarily through Ameris Bank, a Georgia state-chartered bank and a wholly owned subsidiary. At September 30, 2017, Ameris had total consolidated assets of $7.6 billion, total loans (net of allowance for loan losses) of  $5.9 billion, total deposits of   $5.9 billion and shareholders’ equity of  $801.9 million.
Through Ameris Bank, Ameris provides a full range of banking services to its retail and commercial customers through 97 branches primarily concentrated in select markets in Georgia, Alabama, Northern Florida and South Carolina. These branches serve distinct communities in Ameris’s business areas with autonomy but do so as one bank, leveraging Ameris’s favorable geographic footprint in an effort to acquire more customers.
Ameris’s business model capitalizes on the efficiencies of a large financial services company while still providing the community with the personalized banking service expected by its customers. As a bank holding company, Ameris performs certain shareholder and investor relations functions and seeks to provide financial support, if necessary, to Ameris Bank. Ameris Bank is managed through a balance of decentralized management responsibilities and efficient centralized operating systems, products and loan underwriting standards. The Ameris board of directors and senior managers establish corporate policy, strategy and administrative policies. Within Ameris’s established guidelines and policies, the banker closest to the customer responds to the differing needs and demands of his or her unique market.
Throughout Ameris’s history, the strategy has been focused on growing its franchise in its historical markets and in select new markets that Ameris has entered through acquisitions. Ameris believes that this strategy has resulted in a consistent record of strong growth over an extended period of time, as Ameris has grown from $2.1 billion in total assets at December 31, 2007 to $7.6 billion in total assets at September 30, 2017.
On December 11, 2017, the FDIC terminated, effectively immediately, the Consent Order it issued to Ameris Bank on December 16, 2016 (the “Consent Order”). The Consent Order was associated with certain deficiencies in Ameris Bank’s Anti-Money Laundering and Bank Secrecy Act compliance program that arose out of regulatory examinations conducted in 2016.
For a complete description of Ameris’s business, financial condition, results of operations and other important information, please refer to Ameris’s filings with the SEC that are incorporated by reference into this proxy statement/prospectus, including its Annual Report on Form 10-K for the year ended December 31, 2016, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. See “Certain Documents Incorporated By Reference.”
Pending Acquisition of Hamilton State Bancshares, Inc.
On January 25, 2018, Ameris and Hamilton entered into an Agreement and Plan of Merger pursuant to which Hamilton will merge into Ameris, with Ameris as the surviving entity. The Hamilton Merger Agreement provides that, immediately following the Hamilton merger, Hamilton State Bank, a Georgia bank wholly owned by Hamilton, will be merged into Ameris Bank, with Ameris Bank as the surviving bank (the “Hamilton bank merger”).
Under the terms and subject to the conditions of the Hamilton Merger Agreement, Hamilton shareholders will receive $0.93 in cash and 0.16 shares of Ameris common stock for each share of Hamilton common stock that they hold, which equates to an aggregate value of approximately $405.7 million based on the $53.45 closing price of Ameris common stock on the NASDAQ Global Select Market as of January 25, 2018.

The Hamilton Merger Agreement provides that at the effective time of the Hamilton merger, Hamilton’s outstanding restricted stock units, to the extent then vested, will be converted into the right to receive the same consideration per share in the Hamilton merger as the outstanding shares of Hamilton common stock. The Hamilton Merger Agreement further provides that at the effective time of the Hamilton merger, Hamilton’s outstanding stock options will fully vest and be cancelled and thereafter entitle the holders thereof to receive cash consideration of  $9.06 for each share of Hamilton common stock issuable upon exercise of such options, less the applicable per share exercise price of such options. Under the Hamilton Merger Agreement, the outstanding warrants to acquire shares of Hamilton common stock will be also cancelled at the effective time of the Hamilton merger, entitling the holders thereof to receive cash consideration of  $9.06 for each share of Hamilton common stock issuable upon exercise of such warrants, less the applicable per share exercise price of such warrants.
The Hamilton Merger Agreement has been unanimously approved by the boards of directors of each of Ameris and Hamilton and is expected to close in the third quarter of 2018. The closing of the Hamilton merger is subject to the required approval of Hamilton shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Ameris with respect to the shares of Ameris common stock to be issued in the Hamilton merger and other customary closing conditions.
The Hamilton Merger Agreement may be terminated in certain circumstances, including the following: (i) by mutual written agreement of the parties; (ii) by either party in the event that, under certain circumstances, the Hamilton merger shall not have been consummated by December 31, 2018; (iii) by either party in the event of a breach by the other party of any representation, warranty or obligation contained in the Hamilton Merger Agreement which has not been cured within thirty days and which breach would be reasonably likely to result in a failure to satisfy any applicable closing condition; (iv) by either party if final action has been taken by a regulatory agency whose approval is required for the Hamilton merger or the Hamilton bank merger, which final action has become final and nonappealable and does not approve the Hamilton merger or the Hamilton bank merger, or a governmental authority enacts a law or judgment which would make the Hamilton merger or the Hamilton bank merger illegal; (v) by either party if the requisite Hamilton shareholder approval is not obtained; (vi) by Ameris if the Hamilton board of directors fails to make recommendation to the Hamilton shareholders to approve the Hamilton Merger Agreement, or Hamilton has materially breached its covenant not to solicit alternative acquisition proposals; (vii) by Hamilton, prior to Hamilton shareholder approval, to enter into an agreement relating to a superior proposal; or (viii) by Hamilton in the event that the price of Ameris common stock decreases in comparison to the specified ratio provided in the Hamilton Merger Agreement and Ameris elects not to increase the merger consideration to be received by the Hamilton shareholders. Upon termination of the Hamilton Merger Agreement by Hamilton to enter into a superior proposal or by Ameris where the Hamilton board of directors fails to make recommendation to the Hamilton shareholders to approve the Hamilton Merger Agreement or Hamilton has materially breached its covenant not to solicit alternative acquisition proposals, Hamilton will be required to pay Ameris a termination fee equal to $14.0 million.
In addition, if the Hamilton Merger Agreement is terminated due to a failure to obtain any regulatory approval that is required for the consummation of the Hamilton merger or the Hamilton bank merger (provided that such failure is not primarily related to the financial or regulatory condition of Hamilton) or due to a failure by Ameris to satisfy any condition contained in any required regulatory approval, then Ameris will be required to pay Hamilton $1.5 million as reimbursement for its transaction expenses.
Atlantic Coast Financial Corporation
Atlantic Coast Financial Corporation, a Maryland corporation incorporated in 2007, is a bank holding company headquartered in Jacksonville, Florida. The Atlantic common stock is listed on the NASDAQ Global Market under the symbol “ACFC.” Atlantic is headquartered at 4655 Salisbury Road, Suite 110, Jacksonville, Florida, 32256 and its telephone number is (800) 342-2824. Its website is www.atlanticcoastbank.net. The information on Atlantic’s website is not part of this proxy statement/prospectus, and the reference to Atlantic’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.
Atlantic serves the Northeast Florida, Central Florida and Southeast Georgia markets through its principal wholly owned subsidiary, Atlantic Coast Bank. At September 30, 2017, Atlantic had total

consolidated assets of  $921.9 million, total loans (net of allowance for loan losses) of   $785.5 million, total deposits of  $676.4 million and shareholders’ equity of  $91.4 million.
Atlantic Coast Bank was established in 1939 as a credit union serving the employees of the Atlantic Coast Line Railroad. On November 1, 2000, Atlantic Coast Federal Credit Union converted to a federal mutual savings bank (and subsequently a federally-chartered savings bank). The conversion allowed Atlantic Coast Bank to diversify its customer base by marketing products and services to individuals and businesses in its market areas and make loans to customers who did not have a deposit relationship with the bank. On December 27, 2016, Atlantic Coast Bank consummated the conversion of its charter from that of a federally-chartered savings bank to that of a Florida state-chartered commercial bank supervised by the Florida Office of Financial Regulation and the FDIC.
Atlantic Coast Bank offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include noninterest-bearing and interest-bearing demand, savings and money market demand, and time deposit accounts with terms ranging from three months to five years. Deposits are primarily solicited in the bank’s market areas in Northeast Florida and Southeast Georgia to fund loan demand and other liquidity needs; however, late in 2015, the bank also started soliciting deposits in Central Florida. Those funds are primarily invested in loans, including commercial real estate loans, consumer loans, first mortgages on owner-occupied one- to four-family residences, and home equity loans. Additionally, the bank invests funds in multi-family residential loans, commercial business loans, and commercial and residential construction loans. The bank also invests funds in investment securities, primarily those issued by U.S. government-sponsored agencies or entities, including Fannie Mae, Freddie Mac and Ginnie Mae.
Revenues are derived principally from interest on loans and other interest-earning assets, such as investment securities, as well as from gains on the sale of loans. To a lesser extent, revenue is generated from service charges and other income sources.
For a complete description of Atlantic’s business, financial condition, results of operations and other important information, please refer to Atlantic’s filings with the SEC that are incorporated by reference into this proxy statement/prospectus, including its Annual Report on Form 10-K for the year ended December 31, 2016, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. See “Certain Documents Incorporated By Reference.”

THE MERGER
Background of the Merger
The board of directors of Atlantic has, on a regular basis, considered and deliberated over Atlantic’s long-term objectives and strategies, including how Atlantic could increase stockholder value in light of economic, regulatory and competitive factors, and strategies to enhance the profitability of Atlantic Coast Bank by diversifying its asset portfolio and revenue streams. The deliberations of the board of directors have also taken into consideration the possibility of engaging in a merger or acquisition transaction, as a buyer, a seller or a participant in a “merger-of-equals.”
As a part of its deliberation process, the board of directors of Atlantic held a retreat on October 19 and 20, 2016. At this retreat, management of Atlantic presented its forecast for the remainder of 2016 and 2017, along with a proposed strategic plan. The board of directors and management engaged in a lengthy discussion of Atlantic’s liquidity needs to support projected loan growth and market conditions, as well as the associated risks of effectively executing the strategic plan. On the second day of the retreat, representatives of Hovde made a presentation regarding market conditions and Atlantic’s strategic options. The board of directors reviewed those options and discussed different alternatives to achieve its objectives. John K. Stephens, Jr., President and Chief Executive Officer of Atlantic and Atlantic Coast Bank, was instructed to reach out to potential “merger-of-equals” partners and report his findings to Jay S. Sidhu, Vice Chairman of the board of directors.
From October 24 to November 3, 2016, Mr. Stephens contacted three Florida-based potential financial institution partners and one out-of-state potential financial institution partner. None expressed any serious interest in pursuing a “merger-of-equals” transaction. During this exploratory process, Mr. Stephens also contacted the investment banking firm B. Riley FBR, Inc. (“FBR”) to discuss FBR’s perspective on acquisition market conditions and prospective pricing. On November 6, 2016, Messrs. Stephens and Sidhu met to discuss Mr. Stephens’s findings to determine what steps the board of directors of Atlantic should be considering.
On December 2 and 3, 2016, Messrs. Stephens and Sidhu met with representatives of FBR and discussed market conditions, potential partners, pricing and different strategies to enhance Atlantic’s marketability. On December 18, 2016, Messrs. Stephens and Sidhu, and John J. Dolan, Chairman of the board of directors of Atlantic, as the Strategic Committee of the board of directors, met to discuss which investment banks might be well suited to assist in analyzing options for Atlantic. The Strategic Committee recommended to the board of directors that Atlantic retain FBR to market Atlantic for sale. That same day, the board of directors approved the hiring of FBR for that purpose.
From December 21, 2016 to January 30, 2017, FBR and Atlantic’s management populated a due diligence data room and drafted a confidential information memorandum to be used in marketing Atlantic. During that period, Mr. Stephens also met with representatives of three Florida-based banks and one out-of-state bank that he had not contacted earlier in 2016. At the January 23, 2017 meeting of the board of directors of Atlantic, Mr. Stephens provided an update on his meetings and discussed progress on the confidential information memorandum.
On January 30, 2017, FBR began marketing Atlantic to a number of in-state and out-of-state financial institutions that had been active in acquisitions in the Florida market. As part of this process, the confidential information memorandum and non-disclosure agreements were distributed with the request that recipients of the confidential information memorandum provide an indication of their interest by March 1, 2017.
On February 15 and March 4, 2017, the board of directors of Atlantic met to discuss the status and progress of the marketing process. FBR reported at each meeting that it had not received any viable indication of interest from the list of potential acquirers. On March 10, 2017, the board of directors concluded that the marketing process, and Atlantic’s engagement with FBR, should be terminated. As part of the termination of FBR’s engagement, Atlantic and FBR agreed that FBR would be paid a reduced fee if a merger transaction was consummated during the original term of FBR’s engagement.
On March 20, 2017, the board of directors of Atlantic met with representatives of Hovde, who presented an update of market conditions and a review of current transactions in Florida. On March 24,

2017, Mr. Stephens met again with a representative of one of the Florida-based institutions he had met with in January 2017. On March 25, 2017, Mr. Stephens advised the board of directors that, based on his subsequent discussions, he concluded that a “merger-of equals” transaction was unlikely to be successful. The board of directors agreed with Mr. Stephens’ conclusion and discussed other strategic alternatives. One of those alternatives was a possible strategic alignment with a potential spin-off of a deposit gathering subsidiary from Customers Bancorp, Inc. Due to their affiliations with Customers Bancorp, Inc. and its subsidiary, Messrs. Sidhu and Dolan recused themselves from any consideration of such a transaction.
Between April and June 2017, management and the board of directors of Atlantic evaluated the deposit subsidiary alternative with input from Atlantic’s legal counsel, Igler and Pearlman, P.A (“Igler”) and the investment banking firm, UBS AG. After a thorough evaluation of the merits of such a transaction and the fact that the deposit subsidiary was still under contract with another financial institution, the board of directors concluded that the regulatory, operational and economic risks associated with such a transaction made the possibility of successful execution too remote for Atlantic to undertake the acquisition.
During that period, the board of directors of Atlantic continued to consider other alternatives. On May 10, 2017, Mr. Stephens met again with representatives of Hovde to discuss the prior marketing attempt, current market conditions and the potential of Ameris being an interested acquiror. Following Atlantic’s annual meeting of stockholders held on May 22, 2017, the board of directors met and again discussed Atlantic’s strategic plans and alternatives.
At the Florida Bankers Association conference held during the week of June 11, 2017, Mr. Stephens met with management representatives of a number of acquisition-minded financial institutions, including Ameris. During such meetings, there was more interest in a transaction with Atlantic than Atlantic’s earlier efforts had elicited. On July 7, 2017, Atlantic formally engaged Hovde to market the company for sale. On July 13, 2017, Atlantic entered into a non-disclosure agreement with Ameris, thereby enabling its representatives to begin a due diligence review of Atlantic. On July 24, 2017, Ameris contacted Mr. Stephens to advise that Ameris had an interest in a possible acquisition. The Strategic Committee of the board of directors of Atlantic met the same day and agreed to further explore the possibility of a merger transaction. The next day, the Strategic Committee met with the board of directors to present Ameris’s interest in Atlantic. The board of directors instructed management to continue the discussions with Ameris.
On August 4, 2017, Ameris submitted a draft letter of intent to Atlantic, which contemplated the merger consideration to consist solely of Ameris common stock based on a valuation of Atlantic common stock at $10.00 per share. On August 7, 2017, the Strategic Committee of the board of directors of Atlantic and a representative of Hovde met to discuss the letter of intent. The Strategic Committee instructed Hovde to make a counteroffer of  $10.50 per share, with 15% of the consideration to be paid in cash.
On August 9, 2017, Ameris provided a new draft letter of intent to Atlantic. Among other customary provisions, the draft contemplated merger consideration of  $10.00 per share of Atlantic common stock to be paid 15% in cash and 85% in Ameris common stock, based on the ten-day average closing price prior to the signing of a definitive agreement with respect to the merger. On the same day, the Strategic Committee and representatives of Igler and Hovde discussed the merits of the letter of intent, as well as next steps. On August 11, 2017, the Strategic Committee had a conference call with Edwin W. Hortman, Jr., President and Chief Executive Officer of Ameris, and Dennis J. Zember Jr., Executive Vice President, Chief Operating Officer and then-Chief Financial Officer of Ameris, to further discuss the terms of a potential transaction. The following day, the Strategic Committee presented the letter of intent to the board of directors of Atlantic, which unanimously voted to accept its terms and move forward with due diligence and transaction negotiations. On August 14, 2017, Ameris formally presented the letter of intent, which was executed by Mr. Stephens on behalf of Atlantic.
On August 16, 2017, Atlantic convened a due diligence working group, which met to discuss the members’ roles and responsibilities. On August 28, 2017, Atlantic engaged Saltmarsh, Cleaveland & Gund, P.A. (“Saltmarsh”) to assist in a reverse due diligence review of Ameris.
On September 5, 2017, Mr. Stephens and Tracy L. Keegan, Executive Vice President and Chief Financial Officer of Atlantic, met with Mr. Zember and James LaHaise, Executive Vice President/

Corporate Banking Executive of Ameris and Ameris Bank, to discuss preliminary due diligence findings and a proposed adjustment to the purchase price. The following day, the Strategic Committee of the board of directors of Atlantic and a representative of Hovde met to discuss the preliminary findings and to evaluate the proposed adjustment to the purchase price. On September 8, 2017, Mr. Stephens and Ms. Keegan had a conference call with Messrs. Zember and LaHaise in which the parties agreed to continue the due diligence process.
On September 15, 2017, Ameris communicated to Hovde that, as a result of Ameris’s due diligence, it was offering merger consideration of  $9.27 per share of Atlantic common stock, with the cash portion to be fixed at $1.37 per share. Ameris preliminarily committed to an exchange ratio of 0.17 shares of Ameris common stock per share of Atlantic common stock.
On September 25, 2017, the board of directors and management of Atlantic, and representatives of Igler and Hovde, met to discuss the status of the transaction and pricing issues. The pricing issues were being driven partly by recent fluctuations in the market price of Ameris common stock and Atlantic’s recent performance. Based on this discussion, the board of directors directed management and Hovde to continue negotiations with Ameris to increase the purchase price per share.
On September 28, 2017, Ameris’s legal counsel provided a draft merger agreement to Igler so that the parties could begin negotiating the specific terms thereof.
On October 3, 2017, Mr. Stephens, Ms. Keegan, other members of Atlantic’s due diligence working group (including representatives of Igler and Saltmarsh) met with Mr. LaHaise and other members of Ameris’s management to conclude Atlantic’s reverse due diligence of Ameris.
On October 18, 2017, the board of directors of Atlantic met with the members of the due diligence working group. At this meeting, a representative of Hovde provided an update on the status of the Consent Order issued by the FDIC to Ameris Bank. A representative of Igler followed such update by stating that it would be very unlikely that the merger would receive regulatory approval while the Consent Order was in effect.
On October 23, 2017, the board of directors of Atlantic met with representatives of Saltmarsh, Hovde and Igler to review Saltmarsh’s final reverse due diligence report. Saltmarsh’s representative explained the purpose for the reverse due diligence review of a prospective acquirer. Saltmarsh’s representative also discussed the Consent Order, Ameris’s financial condition, performance and general loan portfolio, and other operational and regulatory matters. The board of directors also requested Saltmarsh to provide additional clarification on some of the loan portfolio data that had been presented.
On November 7, 2017, the board of directors of Atlantic and representatives of Igler and Hovde met to discuss whether Atlantic should consider entering into a merger agreement before the Consent Order was terminated. Mr. Stephens stated that, after discussions with a representative of the FDIC, Mr. Stephens felt relatively confident that the Consent Order would be lifted in the near term.
On November 11, 2017, a similar meeting was held to discuss pricing and the proposed merger agreement. The board of directors of Atlantic also reviewed the terms of the proposed voting agreement and non-solicitation agreements and concluded that they were reasonable and appropriate given the terms and structure of the merger. A representative of Hovde distributed its presentation and opinion to the board of directors and others present. Hovde’s representative described the financial terms of the merger and the termination fee. Hovde’s representative presented a valuation analysis of the merger, first from a market approach and then from an income approach, and explained in detail the assumptions used in both approaches and answered questions from the board of directors. Hovde’s representative concluded the presentation by stating that, in the firm’s opinion, the merger was fair, from a financial point of view, to Atlantic stockholders.
A representative of Igler then discussed the fiduciary duties of the board of directors of Atlantic and provided a summary of the material terms of the proposed merger agreement. Igler’s representative explained that the proposed merger agreement included all of the technical information regarding the merger and reviewed the representations and warranties to be made by Atlantic and Ameris, the covenants of both parties, the conditions to closing and the termination provisions. Igler’s representative discussed in detail Atlantic’s commitment not to market itself, its right to terminate the merger agreement if it received a superior, unsolicited offer and the material terms of the termination fee.
Igler’s representative also covered with the board of directors of Atlantic the other agreements that Atlantic’s directors and executive officers would be required to enter into in connection with the merger. Igler’s representative discussed the terms and conditions of the voting agreement and non-solicitation agreements and concluded his presentation by answering questions from the board of directors.
After a thorough review and evaluation of the proposed terms of the merger and merger agreement, as well as Saltmarsh’s report and the fairness opinion from Hovde, the board of directors of Atlantic concluded that the merger was in the best interests of Atlantic stockholders. The board of directors asked Mr. Sidhu to contact Ameris’s representatives to finalize the terms of the proposed merger agreement and to see if there was a possibility of a price adjustment if the merger did not close as expected by June 30, 2018.
On November 15, 2017, while at a banking industry conference, Mr. Sidhu met with Mr. Zember to discuss the merger. The representatives of Ameris and Atlantic reaffirmed the merger consideration terms as discussed on September 17, 2017, but agreed to increase the merger consideration if the merger did not close by June 30, 2018. In such case, if the parties agreed to continue with the merger transaction, then the merger consideration would be increased by the amount of Atlantic’s net earnings for the first six months of 2018. These final revisions were ultimately included in the Merger Agreement.
On November 16, 2017, the board of directors of Atlantic reconvened to discuss the information presented on November 11, 2017, and the final merger consideration terms contained in the Merger Agreement. Hovde issued its formal opinion, which was consistent with its November 11, 2017 presentation to the board of directors. The board of directors discussed the issues regarding the merger transaction at length and concluded that the merger was in the best interests of Atlantic stockholders. The board of directors unanimously agreed to approve the merger and authorized management to execute and deliver the Merger Agreement and ancillary documents. Later that day, Atlantic and Ameris executed and delivered the Merger Agreement and the ancillary documents.
Before the opening of the market on November 17, 2017, Ameris issued a press release announcing the execution of the Merger Agreement.
Atlantic’s Reasons for the Merger and the Recommendation of the Atlantic Board of Directors
The board of directors of Atlantic believes that the merger presents an opportunity for Atlantic and its stockholders to become part of a strong, $8.6 billion commercial bank, operating in Northern Florida and Southern Georgia, among other Southeastern markets. The board of directors of Atlantic believes that the merger will also afford Ameris the opportunity to expand its revenue sources, provide for earnings per share accretion due to cost savings opportunities, and sustain its robust loan and deposit origination trends in currents markets served by Ameris and Atlantic.
The terms of the merger, including the merger consideration, are the result of arm’s-length negotiations between representatives of Atlantic and Ameris, including their respective financial, accounting and legal advisors. In reaching its decision to approve the merger, the board of directors of Atlantic consulted with its advisors regarding the terms of the transaction and with management. In approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, the board of directors of Atlantic considered, among other things, the following material factors:
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the value of the consideration to be received by Atlantic stockholders relative to recent trading prices, book value and earnings per share of Atlantic common stock, including the relationship between the consideration and Atlantic’s book value and earnings per share, and the book value and earnings per share of Ameris;

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information about Ameris and Atlantic, including the business and financial condition, results of operations, earnings, business prospects and financial obligations, including financial obligations to be incurred in connection with the merger;

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the fact that a portion of the merger consideration will consist of shares of Ameris common stock, which will allow Atlantic stockholders to participate in the future performance of Ameris’s business and synergies resulting from the merger and have greater liquidity for their investment;

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the fact that a portion of the merger consideration will be paid in cash, which will serve as a hedge against the possibility that the market price of the Ameris common stock may decrease after the merger;

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the prospects of the successful execution of the proposed transactions;

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the financial terms of recent merger and acquisition transactions involving banks and bank holding companies, particularly in Florida, and a comparison of the financial metrics of such transactions with the terms of the proposed merger with Ameris;

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the alternatives to the merger, including Atlantic’s prospects as an independent financial institution;

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the need for additional capital to support Atlantic’s future growth and operations, including the expenses associated with raising such capital and the terms on, and prices at, which Atlantic could obtain such capital;

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the fact that the merger will be structured as a tax-free reorganization, providing certain tax benefits to the extent that Atlantic stockholders receive Ameris common stock in the merger;

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Ameris’s history of successful integration of other acquired financial institutions;

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Ameris’s larger size, which should allow it to compete more effectively through broader product offerings and a larger legal lending limit;

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the potential that Ameris will receive greater attention from investors and potential strategic partners or acquirers due to its larger size;

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the opinion of Atlantic’s financial advisor that the merger consideration is fair, from a financial point of view, to the Atlantic stockholders; and

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the fact that, if the closing of the merger has not occurred by June 30, 2018, then the merger consideration will be increased by the amount of Atlantic’s after-tax net income subject to Ameris or Atlantic electing to extend the term of the Merger Agreement.

The board of directors of Atlantic also considered potential risks associated with the merger in connection with its deliberations, including the following:
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the possibility that Ameris would not be able to obtain the required regulatory approval for the merger in a prompt fashion, or at all, due to the Consent Order;

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the potential diversion of management attention and resources from the operation of Atlantic’s business towards the completion of the merger;

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the requirement that Atlantic conduct its business in the ordinary course and subject to certain restrictions prior to the completion of the merger, which may delay or prevent Atlantic from exploiting business opportunities that may arise pending completion of the merger;

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the potential for other delays in receiving required regulatory approvals and in obtaining an order of effectiveness for the registration statement of which this proxy statement/prospectus forms a part;

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the possibility that the $5.75 million termination fee will discourage other parties that might be interested in a transaction with Atlantic from proposing such a transaction; and

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the impact Atlantic’s merger-related costs will have on its earnings if the merger is not consummated.

The board of directors of Atlantic considered all of these factors and risks as a whole and believes that the opportunities created by the merger cause the Merger Agreement and the transactions contemplated by the Merger Agreement to be in the best interests of Atlantic and its stockholders.
The foregoing discussion of the factors and risks that were considered is not exhaustive, but includes the material factors and risks considered by the board of directors of Atlantic. In view of the wide variety of factors and risks considered by the board of directors of Atlantic in connection with its evaluation of the merger and the complexity of those matters, the board of directors of Atlantic did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision.
The decision to enter into the Merger Agreement was unanimously approved by the board of directors of Atlantic on November 11, 2017.
Opinion of Atlantic’s Financial Advisor
The fairness opinion and a summary of the underlying financial analyses of Atlantic’s financial advisor, Hovde Group, LLC, are described below. As a basis for its opinion, Hovde reviewed, among other things, the draft of the Agreement and Plan of Merger, between Ameris and Atlantic, dated November 10, 2017, provided to Hovde by Atlantic (the “Agreement”). The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of Atlantic. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by Atlantic or Ameris. The full text of Hovde’s written opinion is included in this proxy statement/prospectus as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of Hovde’s opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.
On July 6, 2017, Atlantic engaged Hovde to act as its advisor in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Atlantic and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions. Hovde has experience in, and knowledge of, banks, thrifts and their respective holding companies. The board of directors of Atlantic selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in merger transactions.
Hovde reviewed the financial aspects of the proposed merger with the board of directors of Atlantic and, on November 15, 2017, delivered a written opinion to the board of directors of Atlantic that the merger consideration to be received by the Atlantic stockholders in connection with the merger is fair to the Atlantic stockholders from a financial point of view. In requesting Hovde’s advice and opinion, no limitations were imposed by Atlantic upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. Hovde’s opinion was directed to the board of directors of Atlantic and addresses only the fairness of the merger consideration to be paid to Atlantic stockholders in connection with the merger. Hovde did not opine on any individual stock, cash or other components of consideration payable in connection with the merger. Hovde’s opinion does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the Atlantic stockholders as to how such stockholder should vote at any meetings of Atlantic stockholders on the merger or any related matter. Other than as specifically set forth in the opinion, Hovde does not express any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions.
As part of its engagement, Hovde has received from Atlantic and Atlantic Coast Bank a fairness opinion fee upon the delivery of the fairness opinion to the board of directors of Atlantic. Additionally, Hovde will receive a completion fee that is contingent upon the consummation of the merger. The opinion fee will be credited in full towards the portion of the completion fee which will become payable to Hovde upon the consummation of the merger. In addition to Hovde’s fees, and regardless of whether the merger is consummated, Atlantic and Atlantic Coast Bank have agreed to reimburse Hovde for certain of its reasonable out-of-pocket expenses. Atlantic and Atlantic Coast Bank have also agreed to indemnify Hovde and its affiliates for certain liabilities that may arise out of the engagement. In the past two years, Hovde has not provided investment banking or financial advisory services to Atlantic. During the past three years preceding the date of its opinion, Hovde has provided investment banking services to, and received fees from, two banks in connection with their respective sales to Ameris. During the past two years preceding the date of its opinion, Hovde has not provided any investment banking or financial advisory services to Ameris. Hovde or its affiliates may presently or in the future seek or receive compensation from Ameris in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to Hovde’s knowledge none are expected at this time. In the ordinary course of its business as a broker/dealer, Hovde may from time to time purchase securities from, and sell securities to, Atlantic or Ameris or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of Atlantic or Ameris for its own accounts and for the accounts of its customers. Except for the foregoing, during the past two years there have not been, and there currently are no mutual understandings contemplating in the future, any material relationships between Hovde and Atlantic or Ameris.
Pursuant and subject to the terms of the Agreement, at the effective time, each share of Atlantic common stock issued and outstanding immediately prior to the effective time (other than treasury stock and certain shares which are cancelled in accordance with the terms of the Agreement and as discussed under “The Merger Agreement — The Merger Consideration”), shall be converted, in accordance with the terms of the Agreement, into the right to receive the following consideration: (i) an amount of cash equal to $1.39, without interest; and (ii) 0.17 validly issued, fully paid and nonassessable shares of Ameris common stock, together with cash in lieu of any fractional shares in accordance with the Agreement.
Pursuant to the Agreement, each Atlantic stock option, whether vested or unvested, that is outstanding as of immediately prior to the effective time, shall become fully vested and shall be cancelled and converted automatically into the right to receive a cash payment from Ameris or Ameris Bank in an amount equal to the product of: (i) the excess, if any, of the merger consideration price over the exercise price of each such Atlantic stock option; and (ii) the number of shares of Atlantic common stock subject to such Atlantic stock option to the extent not previously exercised. After the effective time, any such cancelled Atlantic stock option shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the cash-out amount, without interest. In the event the exercise price per share of Atlantic common stock subject to an Atlantic stock option is equal to or greater than the merger consideration price, such Atlantic stock option shall be cancelled without consideration and have no further force or effect. Atlantic advised Hovde to assume for purposes of the opinion that there are 20,776 Atlantic stock options outstanding with a weighted average exercise price of  $14.95 per share as of November 13, 2017, and therefore, with Atlantic’s consent, Hovde assumed for purposes of the opinion that all such outstanding options will be canceled and not entitled to receive the merger consideration price.
Further, at the effective time, each Atlantic restricted share award granted pursuant to Atlantic’s equity-based compensation plans, whether vested or unvested, that is outstanding as of immediately prior to the effective time, shall become fully vested and shall be converted automatically into the right to receive the merger consideration in respect of each share of Atlantic common stock underlying such Atlantic restricted share award. Atlantic advised Hovde to assume for purposes of the opinion that there are 63,475 unallocated shares of Atlantic restricted stock outstanding held by the Atlantic ESOP as of November 13, 2017, all of which will be cancelled for the repayment of the Atlantic ESOP Loan (as provided in the Agreement and discussed under “The Merger Agreement — The Atlantic ESOP”). Accordingly, Atlantic advised Hovde that there are a total of 15,490,234 shares of Atlantic common stock outstanding as of November 13, 2017, eligible to receive the merger consideration price, and therefore, based upon the closing price of Ameris common stock as of November 13, 2017, of  $46.75, Hovde assumed for purposes of the opinion that the aggregate merger consideration payable by Ameris to the holders of Atlantic common stock is $144,640,060.
Pursuant to Section 7.8 of the Agreement, in the event that the average Ameris stock price (as defined in the Agreement and discussed under “The Merger Agreement — Termination; Merger Consideration Adjustments”) declines at any time during the determination period, the Agreement may be terminated by

Atlantic or, alternatively, either: (i) the exchange ratio may be increased by Ameris; or (ii) Ameris may pay as part of the merger consideration additional cash consideration, provided that the additional cash consideration complies with the provisions for such additional cash consideration set forth in the Agreement and discussed under “The Merger Agreement — Termination; Merger Consideration Adjustments.” However, Atlantic advised Hovde to assume for purposes of the opinion that the provisions of Section 7.8 will not be triggered and that the exchange ratio, the per share purchase price, the merger consideration price and the aggregate merger consideration will not be adjusted and will remain as set forth above.
Hovde’s opinion addresses only the fairness of the merger consideration to be paid in connection with the merger and does not address any individual stock, cash, option or other components of the consideration.
The following is a summary of the analyses performed and matters considered by Hovde in connection with its fairness opinion. The summary set forth below does not purport to be a complete description of the analyses performed by Hovde in rendering its opinion, but it does summarize all of the material analyses performed by Hovde.
During the course of its engagement and for the purpose of rendering its opinion, Hovde:
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reviewed a draft of the Agreement;

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reviewed unaudited financial statements for Atlantic and Ameris as of September 30, 2017;

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reviewed certain historical annual reports of each of Atlantic and Ameris, including audited annual reports for the year ended December 31, 2016;

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reviewed certain historical publicly available business and financial information concerning each of Atlantic and Ameris;

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reviewed certain internal financial statements and other financial and operating data concerning Atlantic;

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reviewed financial projections prepared by certain members of senior management of Atlantic over a forward looking six-year period beginning with the year ending December 31, 2017, and ending with the year ending December 31, 2022;

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discussed with certain members of senior management of Atlantic and Ameris the business, financial condition, results of operations and future prospects of each entity; the history and past and current operations of Atlantic and Ameris; Atlantic’s and Ameris’ historical financial performance; and their assessment of the rationale for the merger;

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reviewed and analyzed materials detailing the merger prepared by Atlantic and Ameris and by their respective legal and financial advisors, including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the merger (the “Synergies”);

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analyzed the pro forma financial impact of the merger on the combined company’s earnings, tangible book value, financial ratios and other such metrics Hovde deemed relevant, giving effect to the merger based on assumptions relating to the Synergies;

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reviewed publicly available consensus mean analyst earnings per share estimates for Ameris for the years ending December 31, 2017, December 31, 2018 and December 31, 2019;

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assessed current general economic, market and financial conditions;

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reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that were considered relevant;

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took into consideration Hovde’s experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

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reviewed historical market prices and trading volumes of the Ameris common stock;

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reviewed publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis; and

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performed such other analyses and considered such other factors as Hovde deemed appropriate.

Hovde assumed, without investigation, that there have been, and from the date of the opinion through the effective time, that there will be no material changes in the financial condition and results of operations of Atlantic, Atlantic Coast Bank, Ameris or Ameris Bank since the date of the latest financial information described above. Hovde assumed, without independent verification, that the representations as well as the financial and other information provided to Hovde by Atlantic and Ameris or included in the Agreement, which has formed a substantial basis for its opinion, are true and complete. Hovde relied upon the management of Atlantic and Ameris as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by Atlantic and Ameris, and Hovde assumed such forecasts and projections have been reasonably prepared by Atlantic and Ameris on a basis reflecting the best currently available information and Atlantic’s and Ameris’ judgments and estimates. Hovde assumed that such forecasts and projections would be realized in the amounts and at the times contemplated thereby, and did not, in any respect, assume any responsibility for the accuracy or reasonableness thereof. Hovde has been authorized by Atlantic to rely upon such forecasts and projections and other information and data, including the projections, and Hovde expresses no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing its review, Hovde relied upon the accuracy and completeness of all of the financial and other information that was available to Hovde from public sources, that was provided by Atlantic and Ameris or their respective representatives or that was otherwise reviewed by Hovde and assumed such accuracy and completeness for purposes of rendering their opinion. Hovde further relied on the assurances of the respective managements of Atlantic and Ameris that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Hovde was not asked to and did not undertake an independent verification of any of such information, and does not assume any responsibility or liability for the accuracy or completeness thereof. Hovde assumed that each party to the Agreement would advise them promptly if any information previously provided to them became inaccurate or was required to be updated during the period of Hovde’s review.
Hovde is not expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. Hovde assumed that such allowances for Atlantic, Atlantic Coast Bank, Ameris and Ameris Bank are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity following the merger. Hovde was not requested to make, and did not make, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of Atlantic, Atlantic Coast Bank, Ameris and Ameris Bank, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals nor did Hovde review any loan or credit files of Atlantic, Atlantic Coast Bank, Ameris or Ameris Bank. Hovde did not conduct a review of any credit mark which may be taken in connection with the merger nor has it evaluated the adequacy of any contemplated credit mark to be so taken.
Hovde’s opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the merger on Atlantic or its stockholders; (ii) any advice or opinions provided by any other advisor to the board of directors of Atlantic; (iii) any other strategic alternatives that might be available to Atlantic; or (iv) whether Ameris has sufficient cash or other sources of funds to enable it to pay any consideration contemplated by the merger.
Hovde assumed that the merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by Atlantic or any other party to the Agreement and that the final Merger Agreement will not differ materially from the draft Hovde reviewed. Hovde assumed that the merger will be consummated in compliance with all applicable laws and regulations. Atlantic has advised Hovde that Atlantic is not aware of any factors that would impede any necessary regulatory or governmental approval of the merger. Hovde assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on Atlantic and Ameris or would have a material adverse effect on the contemplated benefits of the merger. Additionally, Atlantic has advised Hovde to assume that the Consent Order issued by the FDIC will either be removed by such regulatory authorities prior to the effective time, or in the absence of such regulatory action, will not impede or prevent the consummation of the merger as set forth in the Agreement.
In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, Atlantic and Ameris. Hovde’s opinion was necessarily based on financial, economic, market and other conditions and circumstances as they existed on, and on the information made available to Hovde as of, the dates used in its opinion. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Atlantic might engage. In addition, Hovde’s fairness opinion was among several factors taken into consideration by the board of directors of Atlantic in making its determination to approve the Agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of the board of directors of Atlantic or Atlantic’s management with respect to the fairness of the merger consideration to be received by the Atlantic stockholders in connection with the merger.
The following is a summary of the material analyses prepared by Hovde and delivered to the board of directors of Atlantic on November 15, 2017, in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.
Market Approach — Comparable Transactions.   As part of its analysis, Hovde reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”) of select acquisition transactions of banks. The Regional Group consisted of acquisition transactions where targets were headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia announced since January 1, 2015, in which the target’s total assets were between $500 million and $1.5 billion, last-twelve-months (“LTM”) return on average assets (“ROAA”) were between 0.40% and 1.10%, and non-performing assets (“NPAs”) to total assets were greater than 1.00%. The Nationwide Group consisted of acquisition transactions of banks in the United States announced since January 1, 2015, in which the target’s total assets were between $500 million and $1.5 billion, last-twelve-months return on average assets were between 0.50% and 1.00%, and non-performing assets to total assets were greater than 1.50%. In each case, for which financial information was available, no transaction that fit the above selection criteria was excluded. Information for the target institutions was based on balance sheet data as of, and income statement data for, the twelve months preceding the most recent quarter prior to announcement of the transactions. The resulting two groups consisted of the following transactions (13 transactions for the Regional Group and 14 transactions for the Nationwide Group):

Regional Group:
Buyer (State)	Target (State)
State Bank Financial Corporation (GA)	AloStar Bank of Commerce (AL)
Southern National Bancorp of VA, Inc. (VA)	Eastern Virginia Bankshares, Inc. (VA)
Access National Corporation (VA)	Middleburg Financial Corporation (VA)
First Bancorp (NC)	Carolina Bank Holdings, Inc. (NC)
Hampton Roads Bankshares, Inc. (VA)	Xenith Bankshares, Inc. (VA)
BNC Bancorp (NC)	High Point Bank Corporation (NC)
Ameris Bancorp (GA)	Jacksonville Bancorp, Inc. (FL)
Private investor – Gaylon Lawrence Jr.	F&M Financial Corporation (TN)
Home BancShares, Inc. (AR)	Florida Business BancGroup, Inc. (FL)
Valley National Bancorp (NJ)	CNLBancshares, Inc. (FL)
Pinnacle Financial Partners, Inc. (TN)	Magna Bank (TN)
United Community Banks, Inc. (GA)	Palmetto Bancshares, Inc. (SC)
Pinnacle Financial Partners, Inc. (TN)	CapitalMark Bank & Trust (TN)
Nationwide Group:
Buyer (State)	Target (State)
Old Line Bancshares, Inc. (MD)	Bay Bancorp, Inc. (MD)
Veritex Holdings, Inc. (TX)	Sovereign Bancshares, Inc. (TX)
Southern National Bancorp of VA, Inc. (VA)	Eastern Virginia Bankshares, Inc. (VA)
Access National Corporation (VA)	Middleburg Financial Corporation (VA)
Enterprise Financial Services Corp (MO)	Jefferson County Bancshares, Inc. (MO)
First Bancorp (NC)	Carolina Bank Holdings, Inc. (NC)
QCR Holdings, Inc. (IL)	Community State Bank (IA)
BNC Bancorp (NC)	High Point Bank Corporation (NC)
Nicolet Bankshares, Inc. (WI)	Baylake Corp. (WI)
Private investor – Gaylon Lawrence Jr.	F&M Financial Corporation (TN)
Home BancShares, Inc. (AR)	Florida Business BancGroup, Inc. (FL)
Valley National Bancorp (NJ)	CNLBancshares, Inc. (FL)
Pinnacle Financial Partners, Inc. (TN)	Magna Bank (TN)
United Community Banks, Inc. (GA)	Palmetto Bancshares, Inc. (SC)
For each precedent transaction, Hovde compared the implied ratio of the transaction value to certain financial characteristics of Atlantic as follows:
•
the multiple of the purchase consideration to the acquired company’s tangible common book value (the “Price-to-Tangible Common Book Value Multiple”);

•
the multiple of the purchase consideration to the acquired company’s adjusted tangible common book value (the “Price-to-Adjusted Tangible Common Book Value”);

•
the multiple of the purchase consideration to the acquired company’s LTM net earnings per share (the “Price-to-LTM Earnings Multiple”); and

•
the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were based upon the merger consideration of  $144,640,060 for Atlantic and were based on September 30, 2017, financial results for Atlantic.

	Price-to-Tangible Common Book Value Multiple	Price-to-Adjusted Common Tangible Book Value(1)	Price-to-LTM Earnings Multiple(2)	Premium-to-Core Deposits Multiple(3)
Total Transaction Value	158.3%	172.2%	25.0x	9.4%
Precedent Transactions Regional Group:
Median	161.3%	165.3%	23.5x	8.4%
Minimum	101.4%	103.6%	13.6x	0.6%
Maximum	232.3%	237.1%	32.5x	16.1%
Precedent Transactions Nationwide Group:
Median	160.9%	168.3%	21.8x	8.2%
Minimum	133.6%	142.2%	13.6x	4.4%
Maximum	200.7%	223.9%	39.3x	17.2%

(1)
Price-to-Adjusted Common Tangible Book Value equals the adjusted purchase price divided by core capital where: (i) core capital equals total tangible assets multiplied by 8%; (ii) excess capital equals total tangible book value less core capital; and (iii) adjusted purchase price equals implied value of the merger consideration less excess capital (assumes dollar-for-dollar payment on excess capital).

(2)
Price-to-LTM EPS multiples are considered non-meaningful for values greater than 40.0x.

(3)
Core deposits are defined as total deposits less foreign deposits and time deposit accounts greater than $100,000.

Using publicly available information, Hovde compared the financial performance of Atlantic with that of the median of the precedent transactions from both the Regional and Nationwide Groups. The performance highlights are based on September 30, 2017, financial results of Atlantic.
	Tangible Equity/ Tangible Assets	Core Deposits(2)	LTM ROAA	LTM ROAE	Efficiency Ratio	NPAs/ Assets(3)	LLR/ NPLs(4)
Atlantic(1)	9.91%	84.18%	0.66%	6.49%	72.63%	3.81%	24.06%
Precedent Transactions – Regional Group Median:	9.42%	81.10%	0.72%	6.48%	73.98%	1.76%	54.18%
Precedent Transactions – Nationwide Group Median:	10.38%	87.41%	0.74%	6.87%	72.00%	1.98%	53.32%

(1)
Atlantic’s financial data as of September 30, 2017.

(2)
Core deposits exclude foreign deposits and time deposit accounts greater than $100,000.

(3)
Non-performing assets as a percentage of total assets (includes restructured loans and leases).

(4)
Loan Loss Reserve (“LLR”) as a percentage of non-performing loans.

No company or transaction used as a comparison in the above transaction analyses is identical to Atlantic, and no transaction was consummated on terms identical to the terms of the Agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting values of the Precedent Transactions Regional Group using the median values for the four valuation metrics set forth above indicated an implied aggregate valuation ranging between $136.0 million and $147.4 million compared to the proposed merger consideration of  $144.6 million. The resulting values of the Precedent Transactions Nationwide Group using the median values for the four valuation metrics set forth above indicated an implied aggregate valuation ranging between $125.9 million and $147.0 million compared to the proposed merger consideration of  $144.6 million.

Income Approach — Discounted Cash Flow Analysis.   Taking into account various factors, including Atlantic’s recent performance, the current banking environment and the local economy in which Atlantic operates, Hovde determined, in consultation with and based on information provided by management of Atlantic, earnings estimates for Atlantic over a forward looking six-year period, and in consultation with Atlantic management, developed the forward-looking projections and key assumptions which formed the basis for the discounted cash flow analyses. The resulting projected Atlantic net income numbers used for the analysis were calculated using an assumed effective tax rate of 35% and were $5.2 million for 2017, $6.6 million for 2018, $7.7 million for 2019, $8.7 million for 2020, $9.9 million for 2021, and $11.3 million for 2022.
To determine present values of Atlantic based on these projections, Hovde utilized two discounted cash flow models, each of which capitalized terminal values using a different methodology: (i) Terminal Price/Earnings Multiple (“DCF Terminal P/E Multiple”); and (ii) Terminal Price/Tangible Book Value Multiple (“DCF Terminal P/TBV Multiple”).
In the DCF Terminal P/E Multiple analysis, an estimated value of the Atlantic common stock was calculated based on the present value of Atlantic’s after-tax net income based on Atlantic management’s forward-looking projections. Hovde utilized a terminal value at the end of 2022 by applying a five point range of price-to-earnings multiples of 21.5x to 25.5x, which range is based around the median price-to-earnings multiple derived from transactions in the Regional Group of 23.5x. The present value of Atlantic’s projected dividends, of which there were none projected, plus the terminal value was then calculated assuming a range of discount rates between 12.40% and 14.40%, with a midpoint of 13.40% discounted over a period of 5.13 years. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Atlantic common stock. The range of discount rates utilized the buildup method to determine such required rates of return and was based upon the risk-free interest rate, an equity risk premium, an industry risk premium, and a size premium which resulted in a discount rate of 13.4% used as the midpoint of the five point range of discount rates of 12.40% to 14.40%. The resulting aggregate values of Atlantic common stock based on the DCF Terminal P/E Multiple applied to the 2022 projected earnings of  $11.3 million and then discounted utilizing the five point range of discount rates set forth above resulted in implied aggregate values between $121.4 million and $157.7 million with a midpoint of  $138.9 million.
In the DCF Terminal P/TBV Multiple model, the same earnings estimates and projected net income were used as in the preceding DCF Terminal P/E Multiple analysis to determine the projected tangible book value for Atlantic as of December 31, 2022. In arriving at the terminal value at the end of 2022, Hovde applied a five point range of price-to-tangible book value multiples of 1.51x to 1.71x utilizing as a midpoint of the range the median price-to-tangible book value multiple derived from transactions in the Regional Group of 1.61x. The present value of projected dividends, of which there were none projected, plus the terminal value was then calculated assuming the range of discount rates between 12.40% and 14.40%, with a midpoint of 13.40% discounted over a period of 5.13 years as was applied in the DCF Terminal P/E Multiple analysis set forth above. The resulting implied aggregate values of Atlantic common stock based on the DCF Terminal P/TBV Multiple analysis ranged between $103.8 million and $128.7 million with a midpoint of  $115.8 million.
These analyses and their underlying assumptions yielded a range of implied multiple values for Atlantic common stock which are outlined in the table below:
Implied Multiple Value for Atlantic common stock Based On:	Implied Aggregate Value	Price-to-Tangible Book Value Multiple(1)	Price-to-LTM Earnings Multiple(1)(2)	Premium-to- Core Deposits Multiple(1)(3)
Total Deal Value	$144,640	158.3%	25.0x	9.4%
DCF Analysis – Terminal P/E Multiple(1)(4)
Midpoint	$138,853	151.9%	24.0x	8.3%
DCF Analysis – Terminal P/TBV Multiple(1)(4)
Midpoint	$115,776	126.7%	20.0x	4.3%

(1)
Pricing multiples based on the total deal value of  $144,640,060; DCF Analysis — Terminal P/E Multiple median deal value of  $138,853; and a DCF Analysis — Terminal P/TBV Multiple median deal value of  $115,776.

(2)
Price to LTM EPS multiples are considered non-meaningful for values greater than 40.0x.

(3)
Core deposits are defined as total deposits less foreign deposits and time deposit accounts greater than $100,000.

(4)
DCF Analysis utilizes a 13.40% discount rate over a period of 5.13 years.

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected aggregate values of Atlantic common stock.
Ameris Comparable Companies Analysis:   Hovde used publicly available information to compare selected financial and trading information for Ameris and a group of 16 publicly-traded financial institutions selected by Hovde based on publicly-traded banks headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia with total assets between $4.0 billion and $12.0 billion and LTM ROAA greater than 0.75%.
South State Corporation	CenterState Bank Corporation
United Community Banks, Inc.	ServisFirst Bancshares, Inc.
Renasant Corporation	Seacoast Banking Corporation of FL
FCB Financial Holdings, Inc.	State Bank Financial Corporation
WesBanco, Inc.	FirstBancorp
Simmons First National Corporation	FB Financial Corporation
Union Bankshares Corporation	Fidelity Southern Corporation
TowneBank	City Holding Company
The analysis compared publicly available financial and market trading information for Ameris and the data for the 16 financial institutions identified above as of and for the most recent twelve-month period which was publicly available. The table below compares the data for Ameris and the median data for the 16 financial institutions identified above, with pricing data as of November 13, 2017.
	Market Cap ($M)	Price/ Tangible Book Value	Price/ LTM EPS	Price/ 2017E EPS	Dividend Yield	YTD Price Change	Two Year Total Return
Ameris	$1,741	262.9%	20.6x	18.9x	0.86%	7.2%	47.4%
Comparable Companies:
Median	$1,634	226.7%	19.7x	18.0x	1.75%	(2.1)%	37.5%
Ameris fell within the range of pricing metrics of comparable companies. No company used as a comparison in the above analysis is identical to Ameris. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.
Accretion/Dilution Analysis:   Hovde performed a pro forma merger analysis that combined projected income statement and balance sheet information of Atlantic and Ameris. Assumptions regarding the accounting treatment, acquisition adjustments, cost savings and synergies were used to calculate the financial impact that the merger would have on certain projected financial results of Ameris. For purposes of this analysis, Hovde used the S&P Cap IQ mean of analyst earnings estimates for Ameris for the years ended or ending December 31, 2017, December 31, 2018, December 31, 2019, and an effective tax rate of 31% and an earnings growth rate of 10.0% were assumed for December 31, 2020. Additionally, Hovde used earnings estimates provided by Atlantic’s management for Atlantic for the years ended or ending December 31, 2017, December 31, 2018, December 31, 2019, and December 31, 2020. This analysis indicated that the merger is expected to be accretive by $0.09 per share to Ameris’ consensus estimated earnings per share of  $3.13 in 2018, accretive by $0.15 per share to Ameris’ consensus estimated earnings per share of  $3.61 in 2019, and accretive by $0.15 per share to Ameris’ consensus estimated earnings per share of  $3.97 in 2020. The analysis also indicated that the merger is expected to be accretive to tangible book value per share for Ameris by $0.21 per share in 2018, accretive by $0.38 per share in 2019, and accretive by $0.55 per share in 2020 and that Ameris would maintain capital ratios in excess of those required for Ameris to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Atlantic and Ameris prior to and following the merger may vary from the projected results, and the variations may be material.
Other Factors and Analyses.   Hovde took into consideration various other factors and analyses, including: current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in the S&P 500 Index.
Conclusion.   Based upon the foregoing analyses and other investigations and assumptions as set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Hovde determined that, as of the date of the its opinion, the merger consideration to be paid in connection with the merger is fair to the holders of Atlantic common stock from a financial point of view.
Ameris’s Reasons for the Merger
The Ameris board of directors has concluded that the merger is in the best interest of Ameris and its shareholders. In reaching its decision to approve and adopt the Merger Agreement, the Ameris board of directors evaluated the merger and the Merger Agreement in consultation with Ameris’s management, as well as Ameris’s financial and legal advisors, and considered a number of factors in favor of the merger, including the following material factors, which are not presented in order of priority:
•
each of Ameris’s, Atlantic’s and the combined company’s business, operations, financial condition, earnings and prospects, taking into account the results of Ameris’s due diligence review of Atlantic, which included financial, credit, legal, regulatory and operational due diligence, and the conclusion that Atlantic’s financial condition, capital adequacy and asset quality were sound and would complement those of Ameris;

•
Ameris’s belief that Ameris and Atlantic share a compatible community banking model, including with respect to strategic focus, client service, credit culture and risk profiles;

•
the fact that that the merger would enable Ameris to continue its focus, and expand its existing presence, in the high growth, attractive Jacksonville, Florida market by the addition of certain branches operated by Atlantic;

•
the belief that the merger would solidify Ameris’s position as the largest community bank by deposit market share in the Jacksonville, Florida market;

•
the belief that the merger will afford Ameris the opportunity to expand its revenue sources and sustain its robust loan and deposit origination trends in Ameris’s and Atlantic’s current markets;

•
Ameris and Atlantic have complementary footprints in both Northern Florida and Southern Georgia, and Ameris’s management’s belief that that the significant market overlap will allow for considerable operating efficiencies;

•
the belief that that the merger will be financially accretive to Ameris’s earnings per share due to a combination of revenue synergies, cost efficiencies and other cost savings opportunities for the combined company;

•
the Ameris board of director’s understanding of the current and prospective economic, interest rate, regulatory and competitive environment in which Ameris and Atlantic operate, and the likely effect of these factors on Ameris, both with and without the merger;

•
Ameris’s past record of integrating acquisitions and of realizing projected financial goals and benefits;

•
the fact that Atlantic stockholders would own no more than 6.5% of the outstanding shares of Ameris common stock immediately following the completion of the merger (assuming 2,644,131 shares of Ameris common stock are issued in the merger and there are 38,208,129 shares of Ameris common stock outstanding immediately before the effective time of the merger); and

•
the financial and other terms and conditions of the Merger Agreement, including provisions for the payment by Atlantic to Ameris of a termination fee if the Merger Agreement is terminated under certain circumstances and the fact that the exchange ratio and total number of shares of Ameris common stock to be issued in the merger are essentially fixed.

The Ameris board of directors also considered potential risks relating to the merger, including the following:
•
the need to obtain the requisite Atlantic stockholder approval to complete the merger and the risk that that or other conditions would not be satisfied;

•
the possibility that Ameris would not be able to obtain the required regulatory approvals for the merger in a prompt fashion, or at all, due to the Consent Order (which has subsequently been terminated);

•
the possibility that other merger and acquisition opportunities would be foregone while finalizing the merger with Atlantic;

•
the potential risks associated with integrating Atlantic’s business, operations and workforce with those of Ameris, including the execution risk of data system conversion and the possible negative effect on customer and employee relationships;

•
that Ameris may not realize from the merger all of the anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•
the potential risk of diverting management attention and resources from the operation of the business of Ameris and towards completion of the merger and integration of operations;

•
approvals from regulatory authorities could impose conditions that could have the effect of delaying completion of the merger or imposing additional costs; and

•
the expenses to be incurred in working towards completion of the merger.

The foregoing discussion of the factors considered by the Ameris board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Ameris board of directors. In reaching its decision to approve and adopt the Merger Agreement and the transactions contemplated thereby, the Ameris board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Ameris board of directors considered the foregoing factors as a whole, including discussions with, and questioning of, Ameris’s management and financial and legal advisors, and unanimously concluded that the positive factors outweighed the negative factors and that the factors as a whole supported a determination to approve and adopt the Merger Agreement.
The decision to enter into the Merger Agreement was unanimously approved by the Ameris board of directors on October 17, 2017.
Interests of Atlantic Directors and Executive Officers in the Merger
Some of Atlantic’s executive officers participated in negotiations of the Merger Agreement with Ameris, and the board of directors of Atlantic adopted the Merger Agreement and is recommending that Atlantic stockholders vote “FOR” the Merger Agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Atlantic’s executive officers and directors have interests in the merger that are in addition to, or different from, the interests of Atlantic stockholders generally.

Golden Parachute Compensation to Executive Officers.   Each of Atlantic’s three executive officers will receive cash payments and accelerated vesting of their restricted stock awards pursuant to employment agreements which provide for certain severance benefits if such officers’ employment is terminated or changed, as defined therein.
At the effective time of the merger, Atlantic’s executive officers will each receive cash change-in-control payments pursuant to the terms of their existing agreements with Atlantic, as outlined in the preceding paragraph. Mr. Stephens will receive a payment of approximately $1,150,939, Ms. Keegan will receive a payment of approximately $624,167, and Phillip S. Buddenbohm, Chief Credit Officer and Executive Vice President of Atlantic, will receive a payment of approximately $562,525.
At the effective time of the merger, the unvested shares of restricted stock held by Atlantic’s executive officers will vest and will be converted into the merger consideration. As of the date of this proxy statement/prospectus, Mr. Stephens’ unvested shares total 27,267 shares, Ms. Keegan’s unvested shares total 9,326 shares, and Mr. Buddenbohm’s unvested shares total 8,055 shares. The values of this compensation is disclosed in the following table:
Golden Parachute Compensation
Name	Cash	Equity(1)	Total
John K. Stephens, Jr. President and Chief Executive Officer	$1,150,939	$261,234	$1,412,173
Tracy L. Keegan Chief Financial Officer and Executive Vice President	$624,167	$89,349	$713,516
Phillip S. Buddenbohm Chief Credit Officer and Executive Vice President	$562,525	$77,172	$639,697

(1)
Represents the value of the accelerated vesting of restricted stock awards, equal to $1.39 in cash and 0.17 shares of Ameris common stock per share of Atlantic common stock. For purposes of this table, each share of Ameris common stock is valued at $48.18 per share, the average closing market price of Ameris common stock over the first five business days following the first public announcement of the merger.

Atlantic Executive Officer Executive Non-Competition Agreement.   Mr. Stephens and Ameris have entered into an Executive Non-Competition Agreement, which will become effective at the time of the merger. Pursuant to this agreement, Ameris will pay to Mr. Stephens, in 18 equal installments, the sum of $605,000, less any withholding taxes and other deductions or withholdings required by law.
In exchange for such payment, Mr. Stephens has agreed that, for a period of six months following the effective time of the merger, he will not engage in certain defined banking activities within the boundaries of each county in Florida and Georgia where Atlantic Coast Bank operates a banking office at the effective time of the merger and each county that is contiguous to each of such counties. Mr. Stephens has further agreed that for a period of 18 months following the effective time of the merger, he shall not, without the prior written consent of Ameris, directly or indirectly, on behalf of himself or any other person, solicit or attempt to solicit for the purpose of providing prohibited banking activities any customer of Atlantic, Ameris or any of their affiliates, in each case, with whom he had material contact on behalf of Atlantic or Atlantic Coast Bank in the course of his service as an executive officer or director of Atlantic or Atlantic Coast Bank.
Indemnification and Directors’ and Officers’ Insurance.   For a period of six years after the effective time of the merger, Ameris must indemnify and defend, to the fullest extent permitted by applicable law, the present and former directors and executive officers of Atlantic and its subsidiaries (each, an “indemnified party”) against all liabilities arising out or related to any claim, action, suit, proceeding, investigation or other legal proceeding (a “claim”) in which an indemnified party is or is threatened to be made a party or witness arising out of the fact that such indemnified party is or was a director or officer of Atlantic or any of its subsidiaries (or was a director, officer, manager or trustee with another Atlantic entity or benefit plan) prior to the effective time, if such claim pertains to any matter of fact arising, existing or occurring on or prior to the effective time.

In addition to indemnifying former directors and executive officers of Atlantic during the same six-year period, Ameris will provide directors’ and officers’ liability insurance covering present and former directors and officers of Atlantic and its subsidiaries who are covered by Atlantic’s policies, as of the date of the Merger Agreement, on terms similar to such existing insurance.
These obligations are described in more detail under “The Merger Agreement — Indemnification and Directors’ and Officers’ Insurance.”
Board of Directors and Management of Ameris Following the Merger
The directors and officers of Ameris immediately after the effective time of the merger will consist of the directors and officers of Ameris immediately prior to the effective time of the merger. The directors and officers of the surviving company will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Information regarding the executive officers and directors of Ameris is contained in documents filed by Ameris with the SEC and incorporated by reference into this proxy statement/prospectus, including Ameris’s Annual Report on Form 10-K for the year ended December 31, 2016, and its Definitive Proxy Statement on Schedule 14A for its 2017 annual meeting of shareholders, filed with the SEC on April 3, 2017. See “Certain Documents Incorporated by Reference.”
The Hamilton Merger Agreement provides that the directors and officers of the surviving entity in the Hamilton merger will be the directors and officers of Ameris immediately prior to the effective time of the Hamilton merger. Accordingly, if the Hamilton merger is completed, there will be no change in the directors or officers of Ameris.
Regulatory Approvals
The Federal Reserve and the GDBF must approve the merger of Ameris and Atlantic, and the FDIC and the GDBF must approve the bank merger of the two bank subsidiaries. All of the regulatory applications for the required regulatory approvals from the foregoing banking regulators have been filed and are pending as of the date of this proxy statement/prospectus. In determining whether to grant its approval, the Federal Reserve will consider the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities to be served.
The review of the regulatory applications by the Federal Reserve, the FDIC and the GDBF will not include an evaluation of the merger from the financial perspective of the individual Atlantic stockholders. Further, no Atlantic stockholder should construe an approval of the regulatory applications by the Federal Reserve, the FDIC or the GDBF to be a recommendation that the Atlantic stockholders vote to approve the merger proposal. Each Atlantic stockholder entitled to vote should evaluate the merger proposal to determine the personal financial impact of the completion of the merger.
Accounting Treatment
The merger will be accounted for as a purchase for financial reporting and accounting purposes under GAAP. Ameris will be treated as the acquirer for accounting purposes. After the merger, the results of operations of Atlantic will be included in the consolidated financial statements of Ameris. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible and identified intangible assets of Atlantic acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under generally accepted accounting principles in the United States.
Dissenters’ Rights for Atlantic Stockholders
Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Maryland law, holders of Atlantic common stock do not have the right to dissent from the Merger Agreement and seek an appraisal in connection with the merger.

THE MERGER AGREEMENT
This is a summary of the material provisions of the Merger Agreement, which is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.
The Merger
The boards of directors of Ameris and Atlantic have each unanimously approved and adopted the Merger Agreement, which provides for the merger of Atlantic with and into Ameris, with Ameris as the surviving company in the merger. Following the merger, the articles of incorporation, bylaws, corporate identity and existence of Ameris will not be changed, and Atlantic will cease to exist as a separate entity.
Immediately after (and subject to) the completion of the merger, Atlantic Coast Bank will merge with and into Ameris Bank, with Ameris Bank as the surviving bank. The terms and conditions of the bank merger are set forth in a separate Merger Agreement (referred to as the “bank merger agreement”), which was executed by Atlantic Coast Bank and Ameris Bank concurrently with the execution of the Merger Agreement and the form of which is attached as an exhibit to the Merger Agreement.
As provided in the bank merger agreement, the bank merger agreement will be terminated, and the bank merger will be abandoned automatically, without any further action by any party, if the Merger Agreement is terminated. See “— Termination; Merger Consideration Adjustments.” The bank merger agreement otherwise may be terminated, and the bank merger abandoned at any time prior to its effectiveness, by: (i) the mutual consent of the board of directors of Ameris Bank and Atlantic Coast Bank; (ii) the board of directors of either Ameris Bank or Atlantic Coast Bank if the bank merger is not completed by June 30, 2018; or (iii) the board of directors of either Ameris Bank or Atlantic Coast Bank if any of the conditions to the completion of the bank merger cannot be satisfied, through no fault of the terminating party, by June 30, 2018.
If Ameris deems desirable, then Ameris may, at any time and without the approval of Atlantic, change the method of effecting the business combination contemplated by the Merger Agreement (including by providing for the merger of Atlantic with a wholly owned subsidiary of Ameris). In no event shall such change: (i) alter or change the amount or kind of the consideration to be issued to either the Atlantic stockholders or the holders of Atlantic stock options as contemplated by the Merger Agreement; (ii) reasonably be expected to materially impede or delay consummation of the merger; (iii) adversely affect the federal income tax treatment of Atlantic stockholders in connection with the merger or adversely limit or impact the qualification of the merger as a tax-free reorganization within the meaning of Section 368(a) of the Code; or (iv) require submission, to or approval of, the Atlantic stockholders after the Merger Agreement has been approved by the Atlantic stockholders.
Closing and Effective Time of the Merger
Unless both Ameris and Atlantic agree to a later date, the closing of the merger will take place no later than five business days after all of the conditions to the closing of the merger have been satisfied or waived in accordance with their terms. On the closing date, Ameris will file a certificate of merger with the Georgia Secretary of State and articles of merger with the Maryland State Department of Assessments and Taxation. The merger will be effective upon the later of: (i) the filing of the certificate of merger with the Georgia Secretary of State and the articles of merger with the Maryland State Department of Assessments and Taxation; and (ii) such later date and time to which Ameris and Atlantic agree and as may be specified in accordance with the Georgia Business Corporation Code.
The merger is expected to be completed in the second quarter of 2018, subject to the receipt of the requisite Atlantic stockholder approval, the receipt of all required regulatory approvals and the expiration of all regulatory waiting periods and the satisfaction of other customary closing conditions. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. No assurance is made as to whether, or when, Ameris and Atlantic will obtain the required approvals or complete the merger. See “— Conditions to Completion of the Merger.”

The Merger Consideration
If the merger is completed and unless adjusted pursuant to the terms of the Merger Agreement, each share of Atlantic common stock outstanding immediately prior to the effective time of the merger (excluding treasury stock and cancelled shares, as defined below) will be converted into the right to receive: (i) $1.39 in cash, without interest; and (ii) 0.17 shares of Ameris common stock, plus cash in lieu of fractional shares.
Each share of Atlantic common stock owned by Ameris, Atlantic or any of their respective subsidiaries (other than shares in trust accounts, managed accounts or other similar accounts for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the effective time, and each share of Atlantic common stock that is remitted to Atlantic prior to the effective time for purposes of repayment of the Atlantic ESOP Loan (as defined under “— The Atlantic ESOP”), will be cancelled at the effective time without consideration (collectively, the “cancelled shares”).
Ameris will not issue fractional shares in the merger. Rather, Atlantic stockholders who would otherwise be entitled to receive a fractional share of Ameris common stock upon the completion of the merger will instead receive an amount in cash (computed to the nearest cent) equal to such fractional part of a share of Ameris common stock multiplied by the exchange ratio multiplied by the average Ameris stock price (as defined in “— Termination; Merger Consideration Adjustments”).
The completion of the merger is subject to a price floor which, if reached prior to the completion of the merger, could result in more shares of Ameris common stock being issued or more cash being paid, or the merger being terminated. See “— Termination; Merger Consideration Adjustment” and “— Termination Fee.”
Subject to certain exceptions specified in the Merger Agreement, if prior to the effective time of the merger, the number of outstanding shares of Ameris common stock or Atlantic common stock is changed as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to such shares, then the stock consideration will be proportionately and appropriately adjusted.
The value of the shares of Ameris common stock to be issued to Atlantic stockholders in the merger will fluctuate between now and the closing date of the merger. We make no assurances as to whether or when the merger will be completed, and you are advised to obtain current market prices for the Ameris and Atlantic common stock. See “Risk Factors — Because the market price of the Ameris common stock may fluctuate, Atlantic stockholders cannot be sure of the market value of the merger consideration that they will receive in the merger until the closing.”
Treatment of Atlantic Equity Awards
Atlantic Stock Options.   At the effective time of the merger, each Atlantic stock option, whether vested or unvested, that is outstanding immediately prior to the effective time, will fully vest and be cancelled and converted automatically into the right to receive a cash-out payment from Ameris or Ameris Bank in an amount equal to the product of: (i) the excess, if any, of the merger consideration price over the exercise price of each such Atlantic stock option; and (ii) the number of shares of Atlantic common stock subject to such Atlantic stock option to the extent not previously exercised. After the effective time of the merger, any such canceled Atlantic stock option will no longer be exercisable by the former holder thereof, but will only entitle the holder to the cash-out payment, without interest. If the exercise price per share of Atlantic common stock subject to an Atlantic stock option is equal to or greater than the merger consideration price, then such Atlantic stock option will be canceled without consideration.
Atlantic Restricted Stock Awards.   At the effective time of the merger, each Atlantic restricted stock award, whether vested or unvested, that is outstanding immediately prior to the effective time, will fully vest and be converted automatically into the right to receive the merger consideration in respect of each share of Atlantic common stock underlying such Atlantic restricted stock award.

Delivery of Merger Consideration
Ameris will designate Computershare Inc. to act as the exchange agent in connection with the merger. Prior to the effective time of the merger, Ameris will deposit with the exchange agent for the benefit of the Atlantic stockholders sufficient cash and shares of Ameris common stock to satisfy the merger consideration payable under the Merger Agreement.
No later than five business days after the effective time, Ameris will instruct the exchange agent to mail to each record holder, as of the effective time, of Atlantic common stock, a letter of transmittal for use in connection with the exchange and instructions for use in surrendering the applicable stock certificates or book-entry shares in exchange for the merger consideration.
After the effective time, Atlantic stockholders who surrender their stock certificates or book-entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive the per share purchase price applicable to each of their shares of Atlantic common stock. No interest will be paid or accrue on any merger consideration. Until surrendered, each such stock certificate or book-entry share will represent after the effective time of the merger only the right to receive the merger consideration, without interest, and any dividends or distributions to which such holder is entitled.
No dividends or other distributions with respect to Atlantic common stock will be paid to the holder of any unsurrendered Atlantic common stock with respect to the shares of Ameris common stock represented thereby until such Atlantic common stock has been properly surrendered. Subject to applicable law, following the proper surrender of previously unsurrendered Atlantic common stock, the record holder thereof will be entitled to receive, without interest: (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of Ameris common stock represented by such Atlantic common stock and paid prior to such surrender date; and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Ameris common stock represented by such Atlantic common stock with a record date after the effective time of the merger (but before such surrender date) and with a payment date after the issuance of the shares of Ameris common stock issuable in exchange for such Atlantic common stock.
At the effective time of the merger, the stock transfer books of Atlantic will be closed and there will be no further registration of transfers of Atlantic common stock on the records of Atlantic. The merger consideration paid will be deemed to have been paid in full satisfaction of all rights pertaining to the Atlantic common stock. After the effective time, the holders of Atlantic common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such stock, except as otherwise provided for in the Merger Agreement or by applicable law.
Neither Ameris nor the exchange agent will be liable to any former Atlantic stockholder for any merger consideration delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
If any stock certificate is lost, stolen or destroyed, in order to receive the merger consideration, the holder of that certificate must provide an affidavit of that fact and, if required by either Ameris or the exchange agent in its reasonable discretion, deliver a customary indemnity agreement or post a bond in a customary amount with respect to that certificate.

Conduct of Business Pending the Merger
Pursuant to the Merger Agreement, Ameris and Atlantic have agreed to certain restrictions on their activities until the effective time of the merger. The Merger Agreement provides that, until the effective time of the merger, except as permitted by the Merger Agreement, required by applicable law or governmental authority, or with the prior written consent of Ameris, Atlantic will, and will cause its subsidiaries (where applicable) to:
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conduct its business only in the ordinary course and not incur any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business, including any credit arrangements with any Federal Home Loan Bank in the ordinary course of business);

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not enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies;

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maintain its properties and assets in good operating condition, ordinary wear and tear excepted;

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maintain and keep in full force and effect all material insurance;

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except upon exercise of Atlantic stock options, make no change in its authorized or issued capital stock or other securities, or issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of Atlantic or any of its subsidiaries;

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not declare or make any dividend, distribution or payment in respect of the Atlantic stock;

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make no amendment to its articles of incorporation, bylaws or comparable governing document, and maintain its corporate existence and powers;

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not acquire (whether by merger, consolidation or purchase of a substantial portion of the assets of, or by any other manner) any business, person or entity or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to Atlantic;

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not sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein (except for sales in the ordinary course of business) or, except in the ordinary course of business, sell or transfer, mortgage, pledge or subject to any lien any other tangible or intangible asset;

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provide Ameris with five business days’ prior notice before Atlantic Coast Bank’s execution of an agreement to make any loan or extension of credit in an amount in excess of   $1,000,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of  $1,000,000);

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not renew or amend any existing loan or extension of credit that is characterized as “Special Mention,” “Substandard,” “Doubtful,” or “Loss” in the books and records of Atlantic; provided, however, that if Atlantic requests the prior approval of Ameris to amend or renew any existing loan that is so characterized, Atlantic may amend or renew such existing loan if Ameris does not disapprove of such request in writing within five business days upon receipt of such request from Atlantic;

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make no material change to its methodology for determining its allowance for loan and lease losses;

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make no change in the banking and safe deposit arrangements of Atlantic or any of its subsidiaries, other than in the ordinary course of business, consistent with past practice;

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not make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

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except in the ordinary course of business, not terminate, materially amend or waive any material right under any material contract or enter into any contract that would constitute a material contract if it were in effect on the date of the Merger Agreement;

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maintain its books and records in the usual, regular and ordinary course;

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not prepare or file any tax return inconsistent with past practice or, on any tax return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods; make or change any express or deemed election related to taxes; change an annual accounting period; adopt or change any method of accounting; file an amended tax return; surrender any right to claim a refund of taxes; enter into any closing agreements with respect to tax; or consent to any extension or waiver of the limitation period applicable to any tax proceedings related to Atlantic;

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promptly advise Ameris orally and in writing of any change or event having, or which would reasonably be expected to have, a material adverse effect on Atlantic;

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file all reports required to be filed with any regulatory or governmental authority and deliver to Ameris copies of all such reports promptly after the same are filed;

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not adopt any new benefit plans or programs or amend any existing benefit plans or programs, the effect of which is to increase benefits to any current or former employees, directors, officers or independent contractors or their spouses, dependents or beneficiaries or otherwise increase the costs or liabilities of Atlantic or its subsidiaries or successors; and

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except as previously disclosed to Ameris, not grant or enter into any new employment agreement, retention agreement, severance pay, termination pay, retention pay, change in control or transaction or deal bonus or arrangement or other benefit plan.

Pursuant to the Merger Agreement, Ameris and Atlantic have also agreed to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable so as to permit consummation of the merger as promptly as practicable and to cooperate fully with each other to that end. Ameris and Atlantic have each also agreed that it will, and will cause its subsidiaries to:
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conduct its business in the ordinary course of business consistent with past practice, except as permitted by the Merger Agreement, required by applicable law or governmental authority, or with the prior written consent of the other party;

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use its commercially reasonable efforts to preserve intact its business organization, to keep available the services of its present employees and to preserve the goodwill of customers and others having business relations with it;

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use its commercially reasonable effort, and cause its officers, directors, employees and agents to use their commercially reasonable efforts, to obtain as promptly as reasonable practicable all required regulatory approvals; and

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use its commercially reasonable efforts to cause the merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and it will not take any action that would reasonably be expected to prevent the merger from so qualifying, or fail to take any action that would reasonably be expected to be necessary to permit the merger to so qualify.

Representations and Warranties
The Merger Agreement contains generally customary representations and warranties of Ameris and Atlantic relating to their respective businesses that are made as of the date of the Merger Agreement and as of the closing date of the merger. The representations and warranties of each of Ameris and Atlantic have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:
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have been qualified by information set forth in confidential disclosure schedules provided in connection with the Merger Agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

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will not survive consummation of the merger;

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may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate;

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are in some cases subject to a materiality standard described in the Merger Agreement that may differ from what may be viewed as material by you; and

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were made only as of the date of the Merger Agreement or as of the closing date or such other date as is specified in the Merger Agreement.

The representations and warranties made by Ameris and Atlantic to each other primarily relate to:
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corporate organization, existence, power and authority;

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corporate authorization to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the merger;

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absence of any breach of organizational documents, violation of law or breach of agreements as a result of the merger;

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regulatory approvals and consents required in connection with the merger and the bank merger;

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capitalization;

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reports filed with governmental authorities, including the SEC;

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financial statements;

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absence of material adverse changes on each party since December 31, 2016;

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compliance with laws;

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litigation;

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tax matters;

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engagement of brokers, finders or financial advisors in connection with the Merger Agreement or the transactions contemplated thereby; and

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accuracy of the information supplied by each party for inclusion or incorporation by reference in this proxy statement/prospectus.

Atlantic has also made representations and warranties to Ameris with respect to:
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accuracy of books and records;

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tax matters;

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loan portfolio;

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environmental matters;

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insurance policies;

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administration of fiduciary accounts;

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material contracts;

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intellectual property;

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labor and employee relations;

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employee benefit plans;

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real and personal property matters;

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related party transactions;

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opinion from its financial advisor; and

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absence of state takeover law applicability.

Certain representations and warranties of Ameris and Atlantic are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” when used in reference to either Ameris and its subsidiaries, or Atlantic and its subsidiaries, means any change, event, occurrence, development, violation, effect or circumstance which, individually or in the aggregate: (i) has, or is reasonably likely to have, a material adverse effect on the business, operations, properties, assets, liquidity, deposit liabilities, condition (financial or otherwise) or prospects of such party on a consolidated basis; or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to timely consummate the transactions contemplated by the Merger Agreement or the bank merger agreement or to perform its agreements or covenants under the Merger Agreement. For purposes of the immediately preceding clause (i), a material adverse effect specifically excludes any adverse effect attributable to or resulting from:
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any change in banking laws of general applicability (so long as Ameris and its subsidiaries, on the one hand, or Atlantic and its subsidiaries, on the other, as the case may be, are not disproportionately affected thereby);

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any change in GAAP or regulatory accounting principles applicable to banks or their holding companies generally (so long as Ameris and its subsidiaries, on the one hand, or Atlantic and its subsidiaries, on the other, as the case may be, are not disproportionately affected thereby);

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any action or omission expressly required by the Merger Agreement or taken with the express prior written consent of the other party to the Merger Agreement;

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general changes in national economic, monetary, market or financial conditions affecting financial institutions (so long as Ameris and its subsidiaries, on the one hand, or Atlantic and its subsidiaries, on the other, as the case may be, are not disproportionately affected thereby);

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changes in national political conditions, including the outbreak or escalation of acts of terrorism;

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the public disclosure of the Merger Agreement or the transactions contemplated hereby; or

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changes in the trading price or trading volume of Ameris common stock or Atlantic common stock.

Regulatory Matters
Ameris has agreed to use its commercially reasonable efforts to cause the registration statement of which this proxy statement/prospectus forms a part to become effective and remain effective through the effective time of the merger. Ameris has also agreed to take any action required to be taken under the applicable state securities laws in connection with the issuance of shares of Ameris common stock upon completion of the merger. Atlantic has agreed to provide Ameris reasonable assistance as necessary in the preparation of the registration statement, including providing Ameris with information concerning Atlantic as and to the extent required for inclusion in the registration statement.
Each of Ameris and Atlantic have agreed to use its commercially reasonable efforts to obtain as promptly as reasonable practicable all required regulatory approvals. Notwithstanding the foregoing, nothing in the Merger Agreement will be deemed to require Ameris, or require or permit Atlantic, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required regulatory approvals that would constitute a burdensome regulatory condition.
Employee Matters
Following the closing date, Ameris or its applicable subsidiary shall provide to employees of Atlantic and its subsidiaries who continue employment with Ameris or any of its subsidiaries following the closing date (“continuing employees”) medical, dental, vacation and long-term disability benefits, medical and dependent care flexible spending accounts, severance and life insurance (collectively, “Ameris employee benefits”) on terms and conditions consistent in all material respects with those then currently provided by Ameris or its subsidiaries to its other similarly-situated employees.

Ameris must give continuing employees credit for their prior service with Atlantic and its subsidiaries for purposes of eligibility and vesting (but not benefit accruals) under any Ameris employee benefits to the extent such service was counted under the similar plan of Atlantic or its subsidiaries. The continuing employees’ prior service with Atlantic or any of its subsidiaries shall also be credited for purposes of all waiting periods for participation in any Ameris employee benefits to the extent such service was counted under the similar plan of Atlantic or its subsidiary. Ameris or its applicable subsidiary also: (i) will waive all restrictions and limitations for preexisting conditions under Ameris employee benefits to the extent such restrictions or limitations would not apply to the continuing employees under the similar plan of Atlantic or its subsidiary; and (ii) will use commercially reasonable efforts to provide the continuing employees, in the plan year which includes the closing date, with credit under Ameris’s group health employee benefits towards any applicable deductibles for the aggregate amounts paid by such employees toward applicable deductibles under Atlantic’s group health employee benefit plans for such plan year.
Subject to applicable legal requirements, Ameris and Atlantic will take such other commercially reasonable actions as necessary to terminate or amend, effective as of the closing date, all existing employment agreements and other Atlantic employee benefit plans or arrangements that Ameris directs Atlantic or Atlantic Coast Bank to terminate or amend prior to the completion of the merger. Unless terminated prior to the closing date, Ameris has agreed to honor the existing employment agreements with continuing employees in accordance with their terms or as otherwise amended by the parties.
The Atlantic ESOP
The Atlantic ESOP is a tax-qualified plan that covers substantially all of the employees of Atlantic and its subsidiaries. The Atlantic ESOP received a loan from Atlantic, the proceeds of which were used to acquire shares of Atlantic common stock for the benefit of plan participants (the “Atlantic ESOP Loan”). The Atlantic ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, using contributions received from Atlantic.
Prior to the effective time of the merger, the outstanding Atlantic ESOP Loan will be repaid by the Atlantic ESOP by delivering a sufficient number of unallocated shares of Atlantic common stock to Atlantic and, if after remitting such shares there remains any unpaid amount under the Atlantic ESOP Loan, such unpaid amount, including any unpaid but accrued interest, will be forgiven by Atlantic at the effective time of the merger. Any unallocated shares remaining in the Atlantic ESOP suspense account (after the repayment of the outstanding Atlantic ESOP Loan) will be allocated to the active plan participants pro-rata as earnings. As of the effective time of the merger, the ESOP will be terminated and all allocated shares of common stock held by the Atlantic ESOP will be converted into the right to receive the merger consideration.
As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Atlantic ESOP upon its termination, the account balances in the Atlantic ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.
Indemnification and Directors’ and Officers’ Insurance
For a period of six years after the effective time of the merger, Ameris must indemnify and defend, to the fullest extent permitted by applicable law, the present and former directors and executive officers of Atlantic and its subsidiaries against all liabilities arising out or related to any claim, action, suit, proceeding, investigation or other legal proceeding in which an indemnified party is or is threatened to be made a party or witness arising out of the fact that such indemnified party is or was a director or officer of Atlantic or any of its subsidiaries (or was a director, officer, manager or trustee with another Atlantic entity or benefit plan) prior to the effective time, if such claim pertains to any matter of fact arising, existing or occurring on or prior to the effective time.
Ameris shall promptly pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such claim to each indemnified party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advance payments if such indemnified party is adjudicated not to be entitled to indemnification under the Merger Agreement. Ameris will not have any obligations to an indemnified party under the Merger Agreement if a federal or state banking agency or other governmental authority determines that indemnification of the indemnified person as contemplated under the Merger Agreement is prohibited by applicable law.
Ameris has agreed that it will not consolidate with or merge with any other corporation or entity where Ameris is not the continuing or surviving entity, or transfer all or substantially all of Ameris’s property or assets, unless proper provision is made so that the successors and assigns of Ameris assume the obligations of indemnification under the Merger Agreement.
In addition to indemnifying former directors and executive officers of Atlantic during the same six-year period, Ameris will provide directors’ and officers’ liability insurance covering present and former directors and officers of Atlantic and its subsidiaries who are covered by Atlantic’s policies, as of the date of the Merger Agreement, on terms similar to such existing insurance (a “tail insurance policy”). In no event shall Ameris be obligated to make aggregate annual premium payments for such six-year period for the tail insurance policy which exceed 200% of the annual premium payments on Atlantic’s policy in effect as of the date of the Merger Agreement (the “maximum amount”). If premiums necessary to maintain or procure the tail insurance policy exceed the maximum amount, then Ameris will use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the maximum amount.
NASDAQ Listing
Ameris has agreed to list on the NASDAQ Global Select Market, by the closing date, the shares of Ameris common stock to be issued to Atlantic stockholders in the merger.
Limitations on Discussion With Third Parties
Under the Merger Agreement, Atlantic may not, and may not permit any of its subsidiaries or representatives, to solicit or entertain offers from, negotiate with or encourage, discuss, accept or consider an acquisition proposal (as defined below) of any third party. Atlantic has agreed to immediately cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with any third party with respect to any acquisition proposal. If Atlantic or any of its subsidiaries or representatives receives any communication regarding an acquisition proposal before the closing date of the merger, then Atlantic shall immediately notify Ameris of the receipt of such acquisition proposal.
An “acquisition proposal” means: (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, rights offering, share exchange, business combination or similar transaction involving Atlantic or any of its subsidiaries; or (ii) any acquisition by any third party resulting in, or proposal or offer, which, if consummated, would result in, any such third party becoming the beneficial owner, directly or indirectly, of more than 20% of the total voting power of any class of equity securities of Atlantic or any of its subsidiaries, or more than 20% of the consolidated total assets of Atlantic or any of its subsidiaries.
However, prior to obtaining the requisite Atlantic stockholder approval, Atlantic may enter into discussions or negotiations with a third party, or furnish Atlantic non-public information to a third party, in response to a bona fide, unsolicited written acquisition proposal from such party if:
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the acquisition proposal did not result from a breach of Atlantic’s obligations under the Merger Agreement regarding limitations on discussions with third parties;

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the board of directors of Atlantic determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as defined below);

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the board of directors of Atlantic determines in good faith, after consultation with its outside legal counsel, that a failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the board of directors;

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Atlantic gives Ameris prompt notice of  (i) receipt by Atlantic or any of its subsidiaries or representatives of any acquisition proposal (which notice shall include the identity of such third party and the material terms and conditions of any proposals or offers), and (ii) Atlantic’s entering into discussions or negotiations with, or furnishing Atlantic non-public information to, such third party;

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Atlantic receives from such third party an executed confidentiality agreement containing terms no less favorable to Atlantic than the terms of the confidentiality agreement between Atlantic and Ameris relating to the merger; and

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contemporaneously with, or promptly after, Atlantic furnishes any such nonpublic information to such third party, Atlantic furnishes such nonpublic information to Ameris (if not previously furnished).

Atlantic has agreed to keep Ameris reasonably informed on a prompt basis of the status and material terms of any such acquisition proposal, including any material amendments or proposed amendments, and any change in Atlantic’s intentions with respect to the transactions contemplated by the Merger Agreement.
A “superior proposal” means any bona fide written acquisition proposal: (i) that, if consummated, would result in any a third party becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of any class of equity securities of Atlantic or any of its subsidiaries, or of more than 50% of the consolidated total assets of Atlantic or any of its subsidiaries; and (ii) with respect to which the board of directors of Atlantic (a) determines in good faith that such acquisition proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the third party making such proposal, and (b) determines in good faith (based on, among other things, the advice of Atlantic’s financial advisor) to be more favorable to the Atlantic stockholders than the merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of Atlantic, after obtaining the advice of the Atlantic’s financial advisor, the third party making such acquisition proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to the Merger Agreement that may be proposed by Ameris in response to such acquisition proposal).
Atlantic Board Recommendation
The Merger Agreement requires Atlantic to hold the special meeting, for purposes of submitting the Merger Agreement and the merger to the Atlantic stockholders for approval, as promptly as reasonably practical after the registration statement of which this proxy/statement forms a part is declared effective by the SEC. Atlantic must use its reasonable best efforts to solicit from the Atlantic stockholders proxies in favor of the adoption of the Merger Agreement and the approval of the merger and take all other action necessary or advisable to secure the requisite Atlantic stockholder approval. To this end, the board of directors of Atlantic must communicate to the Atlantic stockholders the board of directors of Atlantic’ recommendation that they adopt and approve the Merger Agreement and the transactions contemplated thereby, including the merger (the “Atlantic board recommendation”).
Except as described under “— Change in Atlantic Board Recommendation,” the board of directors of Atlantic may not: (i) withdraw, qualify or modify, or propose publically to withdraw, qualify or modify, in a manner adverse to Ameris or its subsidiaries, the Atlantic board recommendation; or (ii) approve or recommend, or propose publically to approve or recommend, any acquisition proposal. We refer to any of the actions in clause (i) and (ii) as an “adverse Atlantic recommendation change.”
Change in Atlantic Board Recommendation
Prior to obtaining the requisite Atlantic stockholder approval, the board of directors of Atlantic may make an adverse Atlantic recommendation change if:
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the board of directors of Atlantic determines in good faith, after consultation with Atlantic’s financial advisor and outside legal counsel, that it has received an acquisition proposal (not resulting from a breach of Atlantic’s obligations under the Merger Agreement regarding limitations on discussions with third parties) that is a superior proposal (and such superior proposal has not been withdrawn);

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the board of directors of Atlantic determines, in good faith, after consultation with Atlantic’s outside legal counsel, that a failure to accept such superior proposal would be reasonably likely to result in a breach of the fiduciary duties of the board of directors under applicable law;

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the board of directors of Atlantic delivers to Ameris written notice of its receipt of the superior proposal and its intent to announce an adverse Atlantic recommendation change on the third business day after such delivery, which notice shall specify the material terms and conditions of the superior proposal;

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after providing such written notice, Atlantic negotiates in good faith with Ameris (if requested) and provides Ameris reasonable opportunity during such three-business day period to adjust the terms and conditions of the Merger Agreement as would enable the board of directors of Atlantic to proceed without an adverse Atlantic recommendation change; and

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after such three-day period, the board of directors of Atlantic again determines in good faith, after consultation with Atlantic’s financial advisor and outside legal counsel, that such acquisition proposal nonetheless continues to constitute a superior proposal and that failure to make an adverse Atlantic recommendation change would be reasonably likely to result in a breach of the fiduciary duties of the board of directors under applicable law.

If the board of directors of Atlantic makes an adverse Atlantic recommendation change, then Atlantic could be required to pay Ameris a termination fee of  $5.75 million in cash. See “— Termination Fee.”
Conditions to Completion of the Merger
The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:
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receipt of the requisite Atlantic stockholder approval;

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receipt of all required regulatory approvals without them containing or resulting in the imposition of any materially burdensome regulatory condition;

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no order, injunction, decree or judgment preventing the completion of the merger or the other transactions contemplated by the Merger Agreement issued by any governmental authority of competent jurisdiction, or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the Merger Agreement, is in effect;

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no law has been enacted or enforced by any governmental authority which prohibits or makes illegal the completion of the merger;

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the registration statement of which this proxy statement/prospectus forms a part has been declared effective by the SEC, and no stop order has been entered with respect thereto;

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the accuracy, in all respects, of the representations and warranties of each party in the Merger Agreement, as of the date of the Merger Agreement and the closing date or such other date specified in the Merger Agreement (without giving effect to any materiality or material adverse effect limitations), except where the failure to be accurate is not reasonably likely to have a material adverse effect on the party to which such representation or warranty relates;

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the performance and compliance by each party in all material respects of all agreements and covenants required to be performed by it at or prior to the closing date;

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the delivery of officers’ certificates, secretary’s certificates and certificates of valid existence to Ameris and Atlantic by the other; and

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receipt by each of Ameris and Atlantic of an opinion of its respective legal counsel as to certain tax matters.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination; Merger Consideration Adjustments
Termination.   Ameris and Atlantic may mutually agree to terminate the Merger Agreement and abandon the merger at any time prior to the effective time of the merger. Subject to conditions and circumstances described in the Merger Agreement, the Merger Agreement also may be terminated as follows:
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by either party, if events that have had, or would reasonably be expected to have, a material adverse effect on the other party have occurred and are continuing;

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by either party, if the other party materially breaches any covenant, obligation or agreement in the Merger Agreement, which breach has not been cured within 20 days after the giving of written notice to the other party of such breach or, if such breach is not capable of being cured within 20 days, the other party has not actively and in good faith, within 20 days after such written notice, taken steps to cure such breach as promptly as practicable;

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by Ameris, if Ameris learns of any fact or condition that would reasonably be expected to have a material adverse effect on Ameris or Atlantic and which Atlantic was required, but failed, to disclose;

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by either party, if any required regulatory approval has been denied by the relevant governmental authority, or any governmental authority of competent jurisdiction has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the completion of the transactions contemplated by the Merger Agreement;

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by either party, if the closing date shall not have occurred on or before June 30, 2018 (subject to extension of such termination date as described below), provided that neither party may terminate the Merger Agreement if the failure of the closing to occur by such date is due to such party’s failure to perform or observe its covenants and agreements under the Merger Agreement;

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by either party, if the requisite Atlantic stockholder approval is not obtained (provided, in the case of termination by Atlantic, it has complied with its obligations under the Merger Agreement regarding convening the special meeting, soliciting proxies with respect thereto and taking all other actions necessary or advisable to obtain such approval);

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by Atlantic if, prior to obtaining the requisite Atlantic stockholder approval, the board of directors of Atlantic has made an adverse Atlantic recommendation change and Atlantic has complied with its obligations under the Merger Agreement: (i) regarding convening the special meeting, soliciting proxies with respect thereto and taking all other actions necessary or advisable to obtain the required approval, and (ii) as described under “— Limitations on Discussions With Third Parties,” “— Atlantic Board Recommendation” and “— Change in Atlantic Board Recommendation;” and

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by Atlantic, at any time during the four business-day period immediately following the determination date (as defined below), if:

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the average Ameris stock price (as defined below) is less than $39.91;

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the quotient of the average Ameris stock price (as defined below) divided by $46.95 (which was the closing price of Ameris common stock on November 15, 2017) is less than 85% of   the quotient of  (x) the average daily current market price of the KBW Nasdaq Regional Banking Index (KRX) during the determination period divided by (y) the daily current market price of the KBW Nasdaq Regional Banking Index (KRX) for November 15, 2017; and

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Ameris elects not to increase the merger consideration to be received by the Atlantic stockholders as discussed under “— Merger Consideration Adjustments” below.

The June 30, 2018 termination date may be extended by Ameris or Atlantic for a period of three additional months, provided that neither party may extend the termination date if the failure of the closing to occur by such date is due to such party’s failure to perform or observe its covenants and agreements under the Merger Agreement. If the termination date is extended, then the aggregate cash consideration of the merger consideration will be increased as discussed under “— Merger Consideration Adjustments” below.
“Average Ameris stock price” means the average of the closing sale prices of Ameris common stock during the 20 consecutive full trading days (the “determination period”) preceding the later to occur of (such date, the “determination date”) the effective date of the last required regulatory approval and the date of receipt of the requisite Atlantic stockholder approval.
Merger Consideration Adjustments.   If the termination date is extended by either party as discussed under “— Termination” above, then provided that it will not cause the merger to fail to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, the aggregate cash consideration payable as part of the merger consideration to be received by Atlantic stockholders will be increased by the amount of Atlantic’s after-tax net income for the period from January 1, 2018 through June 30, 2018.
The merger consideration may also be adjusted as a result of a decline in the Ameris stock price if:
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the average Ameris stock price is less than $39.91;

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the quotient of the average Ameris stock price divided by $46.95 (which was the closing price of Ameris common stock on November 15, 2017) is less than 85% of   the quotient of  (x) the average daily current market price of the KBW Nasdaq Regional Banking Index (KRX) during the determination period divided by (y) the daily current market price of the KBW Nasdaq Regional Banking Index (KRX) for November 15, 2017;

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at any time during the four business-day period following the determination date, Atlantic provides (and does not withdraw) written notice to Ameris of Atlantic’s intention to terminate the Merger Agreement based on the two conditions described above being met; and

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during the three business-day period commencing with Ameris’s receipt of Atlantic’s written notice, Ameris elects to increase the exchange ratio or (provided that it will not cause the merger to fail to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code) to pay, as part of the merger consideration, to each Atlantic stockholder, an additional cash payment (the “additional cash consideration”), such that the value of the consideration to be received by each Atlantic stockholder (calculated based on the average Ameris stock price and including any additional cash consideration but excluding the cash consideration of  $1.39 per share of Atlantic common stock) equals the minimum amount that, had the average Ameris stock price been equal to such amount, at least one of the first two conditions described above would not have been met.

Even if the first two conditions described above are met, the board of directors of Atlantic may elect not to terminate the Merger Agreement. Any decision to terminate the Merger Agreement will be made by the board of directors of Atlantic in light of all of the circumstances existing at the time. Prior to making any decision to terminate the Merger Agreement, the board of directors of Atlantic would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision, including whether the then-current consideration to be received in the merger would deliver more value to the Atlantic stockholders than the value that could be expected if Atlantic were to continue as an independent company (which would occur if the board of directors of Atlantic were to elect to abandon the merger and Ameris determined not to increase the exchange ratio or pay the additional cash consideration). In addition, the board of directors of Atlantic would consider whether, in light of market and other industry conditions at the time of such decision, the merger consideration continued to be fair from a financial point of view to Atlantic stockholders. If Atlantic elected not to terminate the Merger Agreement, which it could do without any action on the part of Atlantic stockholders, the exchange ratio would remain 0.17 and the cash consideration would remain $1.39 per share of Atlantic common stock.

If each of the first two conditions described above are met and the board of directors of Atlantic elected to terminate the Merger Agreement, then Ameris would have the option of increasing the consideration payable to Atlantic stockholders by either increasing the exchange ratio or paying the additional cash consideration as described above. Ameris is under no obligation to increase the exchange ratio or to pay any such additional cash consideration, and there can be no assurance that Ameris would elect to increase the exchange ratio or pay such additional cash consideration to prevent the termination of the Merger Agreement. Any decision would be made by Ameris in light of the circumstances existing at the time. If Ameris elected to increase the exchange ratio or to pay the additional cash consideration as described above, then Atlantic could not terminate the Merger Agreement as a result of the above-described circumstances.
Termination Fee
Atlantic must pay to Ameris a termination equal to $5.75 million if an acquisition proposal is outstanding, or has been accepted by Atlantic, and the Merger Agreement is terminated:
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by either party because the merger is not completed on or before June 30, 2018; or

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by Atlantic, other than due to a termination with respect to (i) a material adverse effect on Ameris, or (ii) a material breach by Ameris of any covenant, obligation or agreement in the Merger Agreement (subject to applicable cure provisions).

Atlantic also must pay to Ameris the termination fee of  $5.75 million if Ameris terminates the Merger Agreement as permitted under “Termination” after the board of directors of Atlantic makes an adverse Atlantic recommendation change.
The termination fee will be the sole and exclusive remedy of Ameris for all claims under the Merger Agreement, except that Atlantic shall not be relieved from liability arising from any willful breach of any provision of the Merger Agreement.
Expenses
All expenses incurred by each party in connection with the merger, including all fees and expenses of its agents, representatives, counsel and accountants, will be paid by such party.
Amendment and Modification
The Merger Agreement may be amended or modified by an agreement in writing by the parties, except that after the requisite Atlantic stockholder approval has been obtained, no amendment may be made which reduces or modifies the merger consideration.
Voting Agreement
In connection with entering into the Merger Agreement, Ameris and Atlantic entered into a Voting Agreement with each of the directors and certain executive officers of Atlantic, all of whom are Atlantic stockholders. The following summary of the Voting Agreement is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement which is included in this proxy statement/prospectus as Appendix B.
Pursuant to the Voting Agreement, each stockholder who is a party thereto, in its capacity as an Atlantic stockholder, agreed to vote all shares of Atlantic common stock beneficially owned by such stockholder, as follows:
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in favor of the approval or adoption of the Merger Agreement and the transactions contemplated thereby;

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in favor of any proposal to adjourn or postpone the special meeting to a later date if there are not sufficient votes to approve the Merger Agreement;

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against any action or agreement that would be reasonably likely to impair the ability of either Ameris or Atlantic to complete the merger or would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement; and

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against any proposal that relates to an acquisition proposal, other than the transactions contemplated by the Merger Agreement, without regard to the terms of such proposal.

The Voting Agreement provides that each stockholder party will not, subject to certain exceptions, with respect to any shares of Atlantic common stock owned by such stockholder:
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sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of  (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, any such shares;

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enter into any swap or other arrangements that transfer to another, in whole or in part, any of the economic consequences of ownership of any such shares; or

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enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of  (by merger, by testamentary disposition, by operation of law or otherwise), or otherwise convey or dispose of, any such shares, or any interest therein, including the right to vote any such shares.

The Voting Agreement applies to each stockholder party in such party’s capacity as an Atlantic stockholder and does not apply in any manner to any such party’s capacity as a director or officer of Atlantic or its subsidiaries or in any other capacity. The Voting Agreement will terminate upon the earlier of: (i) the effective time of the merger; and (ii) the termination of the Merger Agreement in accordance with its terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Atlantic common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those Atlantic common stockholders that hold their shares of Atlantic common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
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a financial institution;

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a tax-exempt organization;

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an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

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an insurance company;

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a mutual fund;

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a dealer or broker in stocks and securities, or currencies;

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a trader in securities that elects mark-to-market treatment;

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a holder of Atlantic common stock subject to the alternative minimum tax provisions of the Code;

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a holder of Atlantic common stock that received Atlantic common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

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a person that is not a U.S. holder (as defined below);

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a person that has a functional currency other than the U.S. dollar;

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a holder of Atlantic common stock that holds Atlantic common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

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a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Atlantic or Ameris. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Atlantic common stock that is for United States federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if  (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Atlantic common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Atlantic common stock should consult their own tax advisors.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Ameris’s obligation to complete the merger that Ameris receive an opinion from Rogers & Hardin LLP (“Rogers & Hardin”), dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Atlantic’s obligation to complete the merger that Atlantic receive an opinion from Igler and Pearlman, P.A., dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Ameris and Atlantic and on customary factual assumptions. Neither of the opinions described above will be binding on the IRS. Ameris and Atlantic have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there is no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
In addition, in connection with the effectiveness of this registration statement, each of Rogers & Hardin and Igler has delivered its opinion to the effect that, on the basis of the facts, representations, assumptions and exclusions set forth in such opinion and certificates obtained from officers of Ameris and Atlantic: (i) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (ii) the following discussion constitutes their opinion as to the material U.S. federal income tax consequences of the merger to holders of Atlantic common stock. Neither of these opinions is binding on the IRS or the courts, and neither Ameris nor Atlantic intends to request a ruling from the IRS regarding the United States federal income tax consequences of the merger. Consequently, no assurance is given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.
Upon exchanging your Atlantic common stock for Ameris common stock and cash (other than cash received in lieu of a fractional share), you will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Ameris common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Atlantic common stock surrendered); and (ii) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of Atlantic common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the Atlantic common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.
The aggregate tax basis in the shares of Ameris common stock that you receive in the merger, including any fractional share interests deemed received and sold as described below, will equal your aggregate adjusted tax basis in the Atlantic common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of Ameris common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Atlantic common stock that you surrender in the exchange.

Possible Treatment of Cash as a Dividend
In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Ameris. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Atlantic common stock solely for Ameris common stock and then Ameris immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the Ameris common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is: (i) “substantially disproportionate” with respect to the holder; or (ii) “not essentially equivalent to a dividend.”
The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in clause (ii) below is less than 80% of the percentage described in clause (i) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Ameris. In general, that determination requires a comparison of: (i) the percentage of the outstanding stock of Ameris that the holder is deemed actually and constructively to have owned immediately before the deemed redemption; and (ii) the percentage of the outstanding stock of Ameris that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.
The IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.
These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.
Cash Instead of a Fractional Share
If you receive cash instead of a fractional share of Ameris common stock, then you will be treated as having received the fractional share of Ameris common stock pursuant to the merger and then as having sold that fractional share of Ameris common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Ameris common stock. This gain or loss generally will be capital gain or loss, and will be long- term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Atlantic common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.
Backup Withholding
If you are a non-corporate holder of Atlantic common stock you may be subject to information reporting and backup withholding (currently at a rate of 24%, after recent reduction pursuant to the 2017 Tax Act) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:
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furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•
provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the IRS.
This summary of material United States federal income tax consequences is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

COMPARISON OF SHAREHOLDER RIGHTS
Atlantic is incorporated under the laws of the State of Maryland. Ameris is incorporated under the laws of the State of Georgia. The rights of holders of Atlantic capital stock are governed by Maryland law and Atlantic’s articles of incorporation and bylaws. The rights of holders of Ameris capital stock are governed by Georgia law and Ameris’s articles of incorporation and bylaws. Consequently, after the merger, the rights of former holders of Atlantic common stock will be determined by reference to Ameris’s articles of incorporation and bylaws and Georgia law. The following is a summary of the material differences between the rights of Atlantic stockholders and Ameris shareholders arising due to the difference in their respective articles of incorporation and bylaws. Atlantic and Ameris urge you to read the articles of incorporation and bylaws of each of Atlantic and Ameris in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the sections entitled “Where You Can Find More Information” and “Certain Documents Incorporated by Reference.”
	Atlantic	Ameris
Capital Stock	Holders of Atlantic capital stock are entitled to all the rights and obligations provided to capital stockholders under Maryland law and Atlantic’s articles of incorporation and bylaws.	Holders of Ameris capital stock are entitled to all the rights and obligations provided to capital shareholders under Georgia law and Ameris’s articles of incorporation and bylaws.
Authorized, Issued and Outstanding
The authorized capital stock of Atlantic currently consists of 100,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. As of February 12, 2018, 15,553,709 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.
The board of directors of Atlantic, pursuant to a resolution approved by a majority of the total number of directors that Atlantic would have if there were no vacancies on the board of directors (which we refer to as the “Whole Board”), and without action by the stockholders, may amend Atlantic’s articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Atlantic has authority to issue.

The authorized capital stock of Ameris currently consists of 100,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock. As of February 12, 2018, 38,208,129 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Preferred Stock	The board of directors of Atlantic has not previously designated any series of preferred stock.
The Ameris board of directors has previously designated 52,000 shares of the Ameris preferred stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, all of which have been repurchased or redeemed pursuant to their terms and have been cancelled and are no longer outstanding.

	Atlantic	Ameris

In addition, the Ameris board of directors has previously designated 175,000 shares of Ameris preferred stock as Series A Junior Participating Preferred Stock, no par value, of which no shares are issued or outstanding, in connection with Ameris’s adoption of a shareholder rights plan, which expired pursuant to its terms on March 6, 2008.

Voting Rights
Subject to the restrictions described below, holders of Atlantic common stock generally are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of stockholders. Directors are elected by a plurality of the votes cast in both contested and uncontested elections, and there is no right to cumulative voting.
Pursuant to Atlantic’s articles of incorporation, in no event shall the record owner (or if more than one record owner, all such record owners taken as a group) of any Atlantic common stock that is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Atlantic common stock, be entitled, or permitted to any vote in respect of the shares held in excess of such limit. The foregoing limitation may be waived by a majority of the “Unaffiliated Directors” (as such term is defined in Atlantic’s articles of incorporation).

Holders of Ameris common stock generally are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Directors are elected by a majority of the votes cast in an uncontested election and by a plurality of the votes cast in a contested election, and there is no right to cumulative voting.

Number of Directors
Atlantic’s bylaws provide that the number of directors serving on the board of directors of Atlantic shall be fixed from time to time exclusively by vote of the board of directors, subject to any requirements of the Maryland General Corporation Law. There are currently seven directors serving on the board of directors.

Ameris’s bylaws provide that the number of directors serving on the Ameris board of directors shall not be less than seven or more than fifteen. There are currently nine directors serving on the Ameris board of directors.

	Atlantic	Ameris
Term of Directors
The board of directors of Atlantic is divided into three classes, with the members of each class of directors serving staggered terms of three years or such shorter period of time as the board of directors may determine, with approximately one-third of the directors being elected annually.

The Ameris board of directors is divided into three classes, with the members of each class of directors serving staggered three-year terms, with approximately one-third of the directors being elected annually. Ameris’s bylaws require that each director retire at the annual meeting following the date such director attains the age of 75.

Removal of Directors
Atlantic’s bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed from office, with cause, by the vote of stockholders representing a majority of the issued and outstanding capital stock entitled to vote for the election of directors, voting together as a single class.

Ameris’s bylaws provide that directors may be removed from office, with cause, by the vote of shareholders representing a majority of the issued and outstanding capital stock entitled to vote for the election of directors.

Vacancies on the Board of Directors
Atlantic’s bylaws provide that any vacancies in the board of directors of Atlantic resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of two-thirds of the remaining directors in office, even if less than a quorum, and any director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified.

Ameris’s bylaws provide that any vacancies in the Ameris board of directors resulting from an increase in the size of the board or the death or resignation of a director may be filled by a majority vote of the directors then in office, even if less than a quorum, and any director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified. Vacancies in the Ameris board of directors resulting from the removal of a director may be filled at the same meeting at which the removal occurred or any subsequent meeting of shareholders; provided that, to the extent a vacancy is not filled by an election within 60 days after the removal which caused such vacancy, the remaining directors shall, by majority vote, fill the vacancy.

Director Qualifications
Atlantic’s bylaws provide that a person is not qualified to serve as director if he or she: (i) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year; (ii) is a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not

Ameris’s bylaws provide that directors must be natural persons who have attained the age of 18 years and that employees of subsidiary corporations (who are not also officers of Ameris) shall not be eligible to serve as directors.

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subject to appeal; or (iii) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (a) breached a fiduciary duty involving personal profit, or (b) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. Atlantic’s bylaws further provide that no person may serve on the board of directors of Atlantic and at the same time be a director or officer of another co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association that has an office in any county in which Atlantic or any of its subsidiaries has an office, or in any county contiguous to any county in which Atlantic or any of its subsidiaries has an office.

Shareholder Action by Written Consent	Atlantic’s bylaws do not expressly provide for stockholder action without a meeting.
Ameris’s bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing by all of the shareholders.

Advance Notice Requirements for Shareholder Nominations and Other Proposals
Atlantic’s bylaws provide that a stockholder who desires to present a proposal at an annual meeting of stockholders and who is eligible to make such proposal must give written notice of such proposal in writing to Atlantic’s Corporate Secretary at Atlantic’s principal executive office not less than 80 days nor more than 90 days prior to any such meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, such written notice shall be delivered or mailed to and received by the Atlantic’s Corporate Secretary at Atlantic’s principal executive office not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made. Such notice must

Ameris’s bylaws provide that a shareholder who desires to nominate a person for election to the Ameris board of directors at a meeting of shareholders and who is eligible to make such nomination must give written notice of the proposed nomination to Ameris’s Corporate Secretary at Ameris’s principal executive office not fewer than 120 calendar days in advance of the date which is one year later than the date of the proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders of Ameris; provided, however, that if no annual meeting of shareholders was held in the previous year or if the date of the forthcoming annual meeting of shareholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy

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contain as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on Atlantic’s books and of the beneficial owner, if any; (iii) the class or series and number of shares of capital stock of Atlantic which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.
Atlantic’s bylaws provide that at any special meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting pursuant to Atlantic’s notice of the meeting.
Atlantic’s bylaws provide that a stockholder who desires to nominate a person for election to the board of directors of Atlantic at a meeting of stockholders and who is eligible to make such nomination must give written notice of the proposed nomination to Atlantic’s Corporate Secretary at Atlantic’s principal executive office not less than 80 days nor more than 90 days prior to any such meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to Atlantic’s Corporate Secretary not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made. Such notice must contain: (i) as to each person whom the statement or if the forthcoming meeting is not an annual meeting of shareholders, then to be timely such shareholder’s notice must be so received not later than the close of business on the tenth day following the earlier of: (i) the day on which notice of the date of the forthcoming meeting was mailed or given to shareholders by or on behalf of Ameris; or (ii) the day on which public disclosure of the date of the forthcoming meeting was made by or on behalf of Ameris. Such notice shall contain, among other things, biographical information about the nominee, information regarding share ownership of Ameris capital stock by such nominee and a description of all arrangements between the nominee and the shareholder making the proposal.

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stockholder proposes to nominate for election as a director, (a) all information relating to such person that would indicate such person’s qualification to serve on the board of directors of Atlantic, (b) an affidavit that such person would not be disqualified under the provisions of Atlantic’s bylaws, (c) such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors under federal securities laws, and (d) a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (ii) as to the stockholder giving the notice: (a) the name and address of such stockholder as they appear on Atlantic’s books and of the beneficial owner, if any, (b) the class or series and number of shares of capital stock of Atlantic which are owned beneficially or of record by such stockholder and such beneficial owner, (c) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (d) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (e) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors under federal securities laws.

Notice of Shareholder Meeting
Atlantic’s bylaws provide that notice of each stockholder meeting must be given to each stockholder entitled to vote at such meeting and each stockholder entitled to notice of such meeting not less than ten, nor more than 90, days before the date of the meeting.

Ameris’s bylaws provide that notice of each shareholder meeting must be given to each shareholder entitled to vote at such meeting not less than ten, nor more than 60, days before the date of the meeting.

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Amendments to Articles of Incorporation
Except as described below, Atlantic’s articles of incorporation may be amended upon the approval of the board of directors of Atlantic and at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of Atlantic entitled to vote on the matter; provided, however, that an amendment to Atlantic’s articles of incorporation need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of Atlantic entitled to vote on the matter if the amendment is approved by the board of directors pursuant to a resolution approved by at least two-thirds of the Whole Board (rounded up to the nearest whole number).
The board of directors of Atlantic, pursuant to a resolution approved by a majority of the Whole Board (rounded up to the nearest whole number), and without action by the stockholders, may amend Atlantic’s articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Atlantic has authority to issue.
Notwithstanding any other provision of Atlantic’s articles of incorporation, or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of Atlantic required by law or by Atlantic’s articles of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Atlantic entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend Section C (Preferred Stock), Section D (Restrictions on Voting Rights of the Corporation’s Equity Securities), Section E (Majority Vote) or Section F (Quorum) of Article 5 (Capital Stock), Article 7 (Directors), Article 8 (Bylaws), Article 9 (Evaluation of Certain Offers),

Ameris’s articles of incorporation may be amended in accordance with the Georgia Business Corporation Code, which generally requires the approval of the Ameris board of directors and the holders of a majority of the votes entitled to be cast on the amendment. Amendment of provisions in Ameris’s articles of incorporation related to the filling of vacancies on the Ameris board of directors require the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of Ameris capital stock then entitled to vote in an election of directors of Ameris.

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Article 10 (Indemnification, etc. of Directors and Officers), Article 11 (Limitation of Liability) or Article 12 (Amendment of the Articles of Incorporation) of Atlantic’s articles of incorporation.
Atlantic’s articles of incorporation provide that any amendment to the indemnification provisions thereof shall not in any way diminish any rights to indemnification or advancement of expenses of a director or officer or the obligations of Atlantic with respect to events occurring, or claims made, while such provisions are in force.

Amendments to Bylaws
Atlantic’s articles of incorporation provide that Atlantic’s bylaws may be amended with the approval of a majority of the Whole Board. Atlantic’s articles of incorporation further provide that the stockholders shall also have the power to amend Atlantic’s bylaws. In addition to any vote of the holders of any class or series of stock of Atlantic required by law or by Atlantic’s articles of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Atlantic entitled to vote generally in the election of directors, voting together as a single class, is required for any amendment to Atlantic’s bylaws by the stockholders.

Ameris’s bylaws may be amended by the majority vote of all of the directors, but any bylaws adopted by the Ameris board of directors may be altered, amended or repealed and new bylaws adopted by the shareholders by majority vote of all of the shares having voting power.
Any amendment that limits or adversely affects any right to indemnification or advancement of expenses under Ameris’s bylaws shall apply only to proceedings based on actions, events or omissions occurring after such amendment and delivery of notice thereof to the indemnified person so affected. The provision in Ameris’s bylaws with respect to the foregoing may not be amended in a manner effective as to any indemnified person (except as to post-amendment events) without the prior written consent of such indemnified person.

Special Meeting of Shareholders
Atlantic’s bylaws provide that special meetings of stockholders may be called by the President of Atlantic or by the board of directors of Atlantic pursuant to a resolution adopted by a majority of the Whole Board. In addition, Atlantic’s bylaws provide that special meetings of the stockholders shall be called by Atlantic’s Corporate Secretary at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Ameris’s bylaws provide that special meetings of shareholders may be called by the Chairman or the Chief Executive Officer of Ameris. In addition, Ameris’s bylaws provide that a special meeting of shareholders shall be called by the Corporate Secretary or Chief Executive Officer of Ameris when so requested by the Ameris board of directors or upon the written request of shareholders owning at least 50% of the issued and outstanding capital stock of Ameris entitled to vote at such meeting.

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Quorum
The holders of record of a majority of all votes entitled to be cast by the holders of outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum at any stockholder meeting.
The holders of a majority of the stock issued, outstanding and entitled to vote at the meeting, present in person or by proxy, constitutes a quorum at any shareholder meeting.
Preemptive Rights
Atlantic’s articles of incorporation provide that stockholders do not have preemptive rights, except for preemptive rights approved by the board of directors of Atlantic pursuant to a resolution approved by a majority of the directors then in office.

Under the Georgia Business Corporation Code, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. Ameris’s articles of incorporation do not provide for preemptive rights.

Limitation of Personal Liability of Directors
State Law.   The Maryland General Corporation Law provides that a corporation’s articles of incorporation may include any provision expanding or limiting the liability of its directors and officers to the corporation and its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders: (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) with respect to certain actions brought by or on behalf of a state governmental entity, receiver, conservator or depositor against a director or officer of certain banking institutions, credit unions, savings and loan associations and the subsidiaries of the foregoing.
Articles of Incorporation Provision. Atlantic’s articles of incorporation provide that an officer or director of Atlantic, as such, shall not be liable to Atlantic or its stockholders for money damages, except: (i) to the extent that

State Law.   The Georgia Business Corporation Code provides that a corporation’s articles of incorporation may set forth a provision eliminating or limiting the liability of a director to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability: (i) for any appropriation, in violation of his or her duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions; or (iv) for any transaction from which the director received an improper personal benefit; provided, in each case, that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.
Bylaw Provision.   Ameris’s bylaws provide that no director of Ameris shall be personally liable to Ameris or its shareholders for monetary damages for breach of such person’s duty of care or other duty as a director except to the extent such liability cannot be eliminated or limited pursuant to the Georgia Business Corporation Code.

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it is proved that such person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; (ii) to the extent that a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding in the proceeding that such person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) to the extent otherwise provided by the Maryland General Corporation Law. If the Maryland General Corporation law is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of Atlantic shall be eliminated or limited to the fullest extent permitted by the Maryland General Corporation law, as so amended.

Indemnification of Directors and Officers
Atlantic’s articles of incorporation provide that Atlantic shall indemnify: (i) its current and former directors and officers, whether serving Atlantic or at its request any other entity, to the fullest extent required or permitted by the Maryland General Corporation Law now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law; and (ii) other employees and agents to such extent as shall be authorized by the board of directors of Atlantic and permitted by law; provided, however, that, except as provided in Atlantic’s articles of incorporation with respect to proceedings to enforce rights to indemnification, Atlantic shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of Atlantic.
If a claim under the indemnification provisions summarized above is not paid in full by Atlantic within 60 days after a written claim has been received by Atlantic, except in the case of a

Ameris’s bylaws provide that every person (and the heirs and legal representatives of such person) who is or was a director or officer of Ameris or any other corporation of which he or she served as such at the request of Ameris and of which Ameris directly or indirectly is a shareholder or creditor, or in which or in the stocks, bonds, securities or other obligations of which it is in any way interested, may in accordance with Ameris’s bylaws, and to the extent permitted by the Georgia Business Corporation Code, be indemnified for any liability and expense that may be incurred by such person in connection with or resulting from any proceeding in which he or she may become involved, as a party or prospective party or otherwise, by reason of any action taken or not taken in his or her capacity as such director or officer or as a member of any committee appointed by the Ameris board of directors to act for, in the interest of, or on behalf of Ameris, whether or not he or she continues to be such at the time such liability or expense shall have been incurred; provided such person (i) acted in good faith and

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claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against Atlantic to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by Atlantic to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that Atlantic has not received both: (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met; and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by Atlantic has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by Atlantic to recover an advancement of expenses pursuant to the terms of an undertaking Atlantic shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the Maryland General Corporation Law.

(ii) reasonably believed (a) in the case of conduct in the person’s official capacity, that the conduct was in Ameris’s best interests; (b) in all other cases, that the conduct was at least not opposed to Ameris’s best interests; and (c) in the case of a criminal proceeding, that the person had no reasonable cause to believe that the conduct was unlawful.
Ameris’s bylaws further provide that those persons who may be entitled to indemnification under the bylaws who have been wholly successful, on the merits or otherwise, with respect to any claim for which indemnification is available shall be entitled to indemnification as of right without any further action or approval by the Ameris board of directors. Those officers and directors who have not been wholly successful with respect to any claim for which indemnification is available may be entitled to indemnification if the Ameris board of directors, acting by majority vote, finds the director or officer has met the required standard of conduct.
Pursuant to its bylaws, Ameris may advance to directors or officers expenses incurred with respect to any claim for which indemnification is available under the bylaws prior to the final disposition thereof upon Ameris’s receipt of an undertaking by, or on behalf of, the director or officer to repay such amount unless it shall ultimately be determined that he or she is entitled to indemnification.

Certain Business Combination Restrictions
State Law.   Subject to certain exceptions, the Maryland General Corporation Law provides that a “business combination” between a Maryland corporation and an “interested stockholder,” or an affiliate of an interested stockholder, is prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, and after the five-year prohibition, any business combination between a Maryland corporation and an interested stockholder generally must be recommended by the board of directors and approved by the

State Law.   The Georgia Business Corporation Code contains a business combination statute that protects certain Georgia corporations from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. The Georgia Business Corporation Code prohibits “business combinations,” including mergers, sales and leases of assets, issuances or exchanges of securities, certain loans and other financial benefits and similar transactions by a corporation or a subsidiary with an interested

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affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock, voting together as a single voting group; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than the shares held by the interested stockholder or an affiliate or associate of the interested stockholder, voting together as a single voting group.
The supermajority vote requirements do not apply, however, if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The Maryland General Corporation Law generally defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of the voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of the corporation who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s then-outstanding voting stock at any time within the two-year period immediately prior to the date in question, and after the date on which it had 100 or more beneficial owners of its stock.
A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder.
The business combinations covered by the Maryland General Corporation Law generally include mergers, consolidations, statutory share exchanges, or, in certain circumstances, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates, or shareholder that beneficially owns 10% or more of a corporation’s voting stock, within five years after the person becomes an interested shareholder, unless:
•
prior to the time the person becomes an interested shareholder, the board of directors of the target corporation approved either the business combination or the transaction which will result in the person becoming an interested shareholder; after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 90% of the voting stock of the corporation, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors or officers or their affiliates or associates, (ii) subsidiaries of the corporation, and (iii) specific employee benefit plans; or

•
after the shareholder becomes an interested shareholder, the shareholder acquires additional shares such that the shareholder becomes the holder of at least 90% of the voting stock of the corporation, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors or officers, their affiliates or associates, (ii) subsidiaries of the corporation, and (iii) specific employee benefit plans, and the business combination was approved by the shareholders of the corporation by holders of a majority of the stock entitled to vote on the transaction (with the number of shares outstanding calculated as above and further excluding shares held by the interested shareholder).

Articles of Incorporation Provision.   The business combination requirements under the Georgia Business Corporation Code do not apply to a

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issuances or reclassifications of equity securities.
Articles of Incorporation Provision. The business combination requirements under the Maryland General Corporation Law are applicable to a corporation unless a corporation has elected otherwise in its articles of incorporation or by resolution of its board of directors. Atlantic’s articles of incorporation do not contain any provision regarding such requirements, and the board of directors of Atlantic has not determined by resolution that such requirements shall not be applicable.

corporation unless the corporation’s bylaws provide that such requirements are applicable. Ameris’s articles of incorporation and bylaws do not contain any provision regarding business combinations between Ameris and significant shareholders.

Certain Control Share Acquisition Restrictions
State Law.   The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of the other stockholders. Two-thirds of the votes entitled to be cast on the matter must vote in favor of granting the “control shares” voting rights. “Control shares” are shares of stock that, taken together with all other voting shares of stock the acquirer previously acquired or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power.
Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions
State Law. The Georgia Business Corporation Code does not contain a “control share” acquisition statute.

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(including agreeing to pay expenses), such person may compel the corporation’s board of directors to call a special meeting of stockholders to consider the voting rights of the shares. If such a person makes no request for a meeting, the corporation has the option to present the question at any stockholders’ meeting.
If voting rights are not approved at a meeting of stockholders or the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. The corporation will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either: (i) the last control share acquisition; or (ii) the meeting of stockholders where stockholders considered and did not approve voting rights of the control shares.
If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may obtain rights as objecting stockholders and, thereunder, exercise appraisal rights. Under the Maryland General Corporation Law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters’ rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if the corporation were a party to the transaction.
Bylaw Provision.   Atlantic’s bylaws provide that the “control share” acquisition restrictions under the Maryland General Corporation Law shall not apply to any acquisition by any person of shares of stock of

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Atlantic. Such bylaw provision may be repealed by a majority of the Whole Board, in whole or in part, and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent “control share” acquisition.

Fundamental Business Transactions
State Law.   Under the Maryland General Corporation Law, a Maryland corporation generally cannot merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

State Law.   Under the Georgia Business Corporation Code, subject to certain exceptions, a merger, share exchange or sale, lease, exchange or transfer of all or substantially all of the corporation’s assets generally must be approved at a meeting of a corporation’s shareholders by the: (i) affirmative vote of a majority of all the votes entitled to be cast on the matter; and (ii) in addition, with respect to a merger or share exchange, affirmative vote of a majority of all the votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the transaction as a group by the articles of incorporation.

Charter Provision.   Atlantic’s articles of incorporation provide that, notwithstanding any provision of the Maryland General Corporation Law requiring stockholder authorization of an action by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.
Charter Provision. Ameris’s articles of incorporation do not contain any provision regarding approval of fundamental business transactions by the holders of Ameris common stock.
Non-Shareholder Constituency Provision
Atlantic’s articles of incorporation provide that the board of directors of Atlantic, when evaluating: (i) any offer of another person to (a) make a tender or exchange offer for any equity security of Atlantic, (b) merge or consolidate Atlantic with another corporation or entity, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of Atlantic; or (ii) any other actual or proposed transaction that would or may involve a change in control of Atlantic, may, in connection with the exercise of its business judgment in determining

Ameris’s articles of incorporation do not contain a provision that expressly permits the Ameris board of directors to consider constituencies other than the shareholders when evaluating certain offers.

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what is in the best interests of Atlantic stockholders and in making any recommendation to Atlantic’s stockholders, give due consideration to all relevant factors, including: (A) the economic effect, both immediate and long-term, upon Atlantic’s stockholders, if any, who do not participate in the transaction; (B) the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Atlantic and its subsidiaries and on the communities in which Atlantic and its subsidiaries operate or are located; (C) whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Atlantic; (D) whether a more favorable price could be obtained for Atlantic’s stock or other securities in the future; (E) the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Atlantic and its subsidiaries; (F) the future value of the stock or any other securities of Atlantic or the other entity to be involved in the proposed transaction; (G) any antitrust or other legal and regulatory issues that are raised by the proposal; (H) the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and (I) the ability of Atlantic to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

Atlantic’s articles of incorporation further provide that, if the board of

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directors of Atlantic determines that any such proposed transaction should be rejected, the board of directors of Atlantic may take any lawful action to defeat such transaction, including any or all of the following: advising stockholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of Atlantic; selling or otherwise issuing authorized but unissued stock or other securities or granting options or rights with respect thereto; and obtaining a more favorable offer from another individual or entity.

Dissenters’ Rights
Under the Maryland General Corporation Law, a stockholder has the right to demand and receive the fair value of the stockholder’s stock in connection with certain corporate actions, including some mergers, share exchanges, transfers of assets and conversions and certain amendments to the corporation’s articles of incorporation.
In general, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if, among other things:
•
any shares of the class or series of the stock are listed on a national securities exchange, unless, among other things, stock of the corporation is required to be converted into or exchanged for anything of value except stock of the surviving corporation or any other corporation (or depository receipts for such stock) or cash in lieu of fractional shares (or factional depository receipts); or

•
the articles of incorporation provide that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under the applicable provisions of the Maryland General Corporation law.

Atlantic’s articles of incorporation

Under the Georgia Business Corporation Code, a shareholder is entitled to dissent from, and obtain the fair value in cash of his or her shares in connection with, certain corporate actions, including some mergers, share exchanges, sales or exchanges of all or substantially all of the corporation’s property other than in the usual and regular course of business and certain amendments to the corporation’s articles of incorporation.
A shareholder of a corporation is not entitled to dissent in connection with a merger under the Georgia Business Corporation Code if:
•
the corporation is a parent corporation merging into its 90% owned subsidiary;

•
each shareholder of the corporation whose shares were outstanding immediately prior to the merger will receive a like number of shares of the surviving corporation, with designations, preferences, limitations and relative rights identical to those previously held by each such shareholder; and

•
the number and kind of shares of the surviving corporation outstanding immediately following the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the

Atlantic	Ameris

provide that holders of shares of Atlantic stock shall not be entitled to exercise any rights of an objecting stockholder provided for under the applicable provisions of the Maryland General Corporation Law or any successor statute unless the board of directors of Atlantic, pursuant to a resolution approved by a majority of the directors then in office, shall determine that such rights apply with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights. No such rights have been granted by the board of directors of Atlantic.

merger, will not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the merger.
Additionally, except in limited circumstances, dissenters’ rights are not available to holders of shares: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 shareholders.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
The following unaudited pro forma combined condensed financial information and accompanying notes show the impact on the historical financial conditions and results of operations of Ameris and Atlantic and have been prepared to illustrate the effects of the merger under the acquisition method of accounting. See “The Merger — Accounting Treatment.”
The unaudited pro forma combined condensed balance sheet as of September 30, 2017, is presented as if the merger had occurred on September 30, 2017. The unaudited pro forma combined condensed income statements for the year ended December 31, 2016, and the nine months ended September 30, 2017, are presented as if the merger had occurred on January 1, 2016. The historical combined condensed financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.
The unaudited pro forma combined condensed financial statements are provided for informational purposes only. The unaudited pro forma combined condensed financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed financial statements should be read together with:
•
the accompanying notes to the unaudited pro forma combined condensed financial statements;

•
Ameris’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in Ameris’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus;

•
Atlantic’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in Atlantic’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus;

•
Ameris’s unaudited consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2017, included in Ameris’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which is incorporated by reference into this proxy statement/prospectus;

•
Atlantic’s unaudited consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2017, which is incorporated by reference into this proxy statement/prospectus; and

•
other information pertaining to Ameris and Atlantic incorporated by reference into, or included in, this proxy statement/prospectus.

See “Selected Historical Consolidated Financial Data of Ameris,” “Selected Historical Consolidated Financial Data of Atlantic” and “Incorporation of Certain Documents by Reference.”

Unaudited Pro Forma Condensed Balance Sheet
September 30, 2017
	Ameris	Atlantic			Pro Forma
	September 30, 2017 (as reported)	September 30, 2017 (as reported)	Pro Forma Adjustments		September 30, 2017 Combined
	(In thousands)
Assets
Cash and due from banks	$131,071	$4,091	$(21,531)	A	$113,631
Federal funds sold and interest bearing deposits in banks	112,844	38,143	—		150,987
Investment securities available for sale, at fair value	819,593	39,113	—		858,706
Other investments	47,977	7,228	—		55,205
Loans held for sale, at fair value	137,392	5,025	—		142,417
Loans	4,574,678	793,927	(13,063)	B	5,355,542
Purchased loans	917,126	—	—		917,126
Purchased loan pools	465,218	—	—		465,218
Less allowance for loan losses	(25,966)	(8,405)	8,405	C	(25,966)
Loans, net	5,931,056	785,522	(4,658)		6,711,920
Other real estate owned, net	9,391	188	(47)	D	9,532
Purchased other real estate owned, net	9,946	—	—		9,946
Total other real estate owned, net	19,337	188	(47)		19,478
Premises and equipment, net	119,458	14,360	—		133,818
Other intangible assets, net	14,437	—	7,121	E	21,558
Goodwill	125,532	—	59,586	F	185,118
Deferred income taxes, net	39,365	5,836	(659)	G	44,542
Cash value of bank owned life insurance	79,241	17,887	—		97,128
Other assets	72,517	4,542	—		77,059
Total assets	$7,649,820	$921,935	$39,812		$8,611,567
Liabilities
Deposits:
Noninterest-bearing	$1,718,022	$70,029	$—		$1,788,051
Interest-bearing	4,177,482	606,387	—		4,783,869
Total deposits	5,895,504	676,416	—		6,571,920
Federal funds purchased & securities sold under agreements to repurchase	14,156	—	—		14,156
Other borrowings	808,572	150,842	4,298	H	963,712
Other liabilities	44,447	3,283	—		47,730
Subordinated deferrable interest debentures	85,220	—	—		85,220
Total liabilities	6,847,899	830,541	4,298		7,682,738
Shareholders’ equity
Preferred stock	$—	$—	$—		$—
Common stock	38,706	156	2,477	I	41,339
Capital surplus	506,779	100,423	23,852	J	631,054
Common stock held by ESOP and benefit plans	—	(1,484)	1,484	K	—
Retained earnings	267,694	(6,532)	6,532	L	267,694
Accumulated other comprehensive income/(loss)	3,241	(1,169)	1,169	M	3,241
Less treasury stock	(14,499)	—	—		(14,499)
Total shareholders’ equity	801,921	91,394	35,514		928,829
Total liabilities and shareholders’ equity	$7,649,820	$921,935	$39,812		$8,611,567

See “Note 4 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments’’ for explanation of acquisition accounting adjustments.

Unaudited Pro Forma Condensed Statement of Income
Nine Months Ended September 30, 2017
	Ameris	Atlantic			Pro Forma
	September 30, 2017 (as reported)	September 30, 2017 (as reported)	Pro Forma Adjustments		September 30, 2017 Combined
	(In thousands, except per share data)
Interest income
Interest and fees on loans	$197,447	$23,861	$1,306	A	$222,614
Interest on taxable securities	15,057	889	—		15,946
Interest on nontaxable securities	1,209	84	—		1,293
Interest on deposits in other banks and federal funds sold	1,070	186	—		1,256
Total interest income	214,783	25,020	1,306		241,109
Interest expense
Interest on deposits	$13,479	$3,712	$—		$17,191
Interest on other borrowings	10,702	1,532	(806)	B	11,428
Total interest expense	24,181	5,244	(806)		28,619
Net interest income	190,602	19,776	2,112		212,490
Provision for loan losses	5,828	458	—		6,286
Net interest income after provision for loan losses	$184,774	$19,318	$2,112		$206,204
Noninterest income
Service charges on deposit accounts	$31,714	$2,299	$—		$34,013
Mortgage banking activity	38,498	1,347	—		39,845
Other service charges, commissions and fees	2,137	24	—		2,161
Gain on sale of securities	37	409	—		446
Other noninterest income	8,508	1,636	—		10,144
Total noninterest income	80,894	5,715	—		86,609
Noninterest expense
Salaries and employee benefits	$89,509	$10,558	$—		$100,067
Occupancy and equipment expenses	18,059	1,745	—		19,804
Data processing and communications expenses	20,650	1,774	—		22,424
Credit resolution-related expenses	2,879	609	—		3,488
Advertising and marketing expenses	3,612	88	—		3,700
Amortization of intangible assets	2,990	—	534	C	3,524
Merger and conversion charges	494	—	—		494
Other noninterest expenses	34,406	4,417	—		38,823
Total noninterest expense	172,599	19,191	534		192,324
Income before income tax expense	$93,069	$5,842	$1,578		$100,489
Income tax expense	28,671	2,058	552	D	31,281
Net income	$64,398	$3,784	$1,026		$69,208
Preferred stock dividends	—	—	—		—
Net income available to common shareholders	$64,398	$3,784	$1,026		$69,208
Basic earnings available to common shareholders per share	1.76	0.25	—		1.76
Diluted earnings available to common shareholders per share	1.74	0.25	—		1.75
Weighted average common shares outstanding
Basic	36,690	15,424	—		39,323
Diluted	37,017	15,424	—		39,650
See “Note 4 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments’’ for explanation of acquisition accounting adjustments.

Unaudited Pro Forma Condensed Statement of Income
Year Ended December 31, 2016
	Ameris	Atlantic			Pro Forma
	December 31, 2016 (as reported)	December 31, 2016 (as reported)	Pro Forma Adjustments		December 31, 2016 Combined
	(In thousands, except per share data)
Interest income
Interest and fees on loans	$218,659	$31,681	$1,742	A	$252,082
Interest on taxable securities	17,824	1,989	—		19,813
Interest on nontaxable securities	1,722	103	—		1,825
Interest on deposits in other banks	827	116	—		943
Interest on federal funds sold	33	—	—		33
Total interest income	239,065	33,889	1,742		274,696
Interest expense
Interest on deposits	$12,410	$3,607	$—		$16,017
Interest on other borrowings	7,284	3,810	(1,074)	B	10,020
Total interest expense	19,694	7,417	(1,074)		26,037
Net interest income	219,371	26,472	2,816		248,659
Provision for loan losses	4,091	619	—		4,710
Net interest income after provision for loan losses	$215,280	$25,853	$2,816		$243,949
Noninterest income
Service charges on deposit accounts	$42,745	$3,635	$—		$46,380
Mortgage banking activity	48,298	980	—		49,278
Other service charges, commissions and fees	3,575	41	—		3,616
Gain on sale of securities	94	1,321	—		1,415
Gain on sale of SBA and USDA loans	3,974	986	—		4,960
Other noninterest income	7,115	2,284	—		9,399
Total noninterest income	105,801	9,247	—		115,048
Noninterest expense
Salaries and employee benefits	$106,837	$13,703	$—		$120,540
Occupancy and equipment expenses	24,397	2,295	—		26,692
Data processing and communications expenses	24,591	2,209	—		26,800
Credit resolution-related expenses	6,172	838	—		7,010
Advertising and marketing expenses	4,181	139	—		4,320
Amortization of intangible assets	4,376	—	712	C	5,088
Merger and conversion charges	6,376	—	—		6,376
Other noninterest expenses	38,905	5,866	—		44,771
Total noninterest expense	215,835	25,050	712		241,597
Income before income tax expense	$105,246	$10,050	$2,104		$117,400
Income tax expense	33,146	3,632	736	D	37,514
Net income	$72,100	$6,418	$1,368		$79,886
Preferred stock dividends	—	—	—		—
Net income available to common shareholders	$72,100	$6,418	$1,368		$79,886
Basic earnings available to common shareholders per share	2.10	0.42	—		2.16
Diluted earnings available to common shareholders per share	2.08	0.42	—		2.14
Weighted average common shares outstanding
Basic	34,347	15,417	—		36,980
Diluted	34,702	15,417	—		37,335
See “Note 4 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments’’ for explanation of acquisition accounting adjustments.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
Note 1 — Basis of Pro Forma Presentation
The unaudited pro forma condensed balance sheet as of September 30, 2017, and the unaudited pro forma condensed income statements for the nine months ended September 30, 2017, and the year ended December 31, 2016, are based on the historical financial statements of Ameris and Atlantic after giving effect to the completion of the merger and the assumptions and adjustments described in the accompanying notes. Such financial statements do not reflect cost savings or operating synergies expected to result from the merger, or the costs to achieve these cost savings or operating synergies, or any anticipated disposition of assets that may result from the integration of the operations of the two companies.
The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.
Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. Subsequent to the completion of the merger, Ameris and Atlantic will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company. For those assets in the combined company that will be phased out or will no longer be used, additional amortization, depreciation and possibly impairment charges will be recorded after management completes the integration plan.
The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.
Note 2 — Preliminary Estimated Acquisition Consideration
Under the terms of the Merger Agreement, Atlantic stockholders will receive 0.17 shares of Ameris common stock plus $1.39 in cash, without interest, for each share of Atlantic common stock.
Based on Atlantic’s estimated shares of Atlantic common stock outstanding as of September 30, 2017, the preliminary estimated acquisition consideration is as follows, assuming all shares of Atlantic common stock, with the exception of 63,474 unallocated shares of Atlantic common stock held by the Atlantic ESOP which are assumed to be cancelled for the repayment of the Atlantic ESOP Loan, are exchanged for the per share stock consideration (in thousands):
Preliminary Estimated Acquisition Consideration
Total number of shares of Atlantic common stock outstanding at September 30, 2017	15,553
Less: Unallocated shares of Atlantic common stock held by ESOP	(63)
Total number of shares of Atlantic common stock to be converted	15,490
Per share exchange ratio	0.17
Number of shares of Ameris common stock – as exchanged	2,633
Multiplied by Ameris common stock price on December 29, 2017	$48.20
Estimated fair value of Ameris common stock issued	$126,908
Per share cash exchange price	$1.39
Estimated cash paid at acquisition	$21,531
Total Preliminary Estimated Acquisition Consideration	$148,439

Note 3 — Preliminary Estimated Acquisition Consideration Allocation
Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of Atlantic based on their estimated fair values as of the closing of the merger. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.
The allocation of the estimated acquisition consideration is preliminary because the proposed merger has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations, and other studies which have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation unaudited pro forma adjustments will remain preliminary until Ameris management determines the final acquisition consideration and the fair values of assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the merger and will be based on the value of the Ameris common stock at the closing of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined consolidated financial statements.
The total preliminary estimated acquisition consideration as shown in the table above is allocated to Atlantic’s tangible and intangible assets and liabilities as of September 30, 2017, based on their preliminary estimated fair values as follows (in thousands):
Preliminary Estimated Acquisition Consideration Allocation
Cash and due from banks	$4,091
Federal funds sold and interest bearing deposits in banks	38,143
Investment securities available for sale	39,113
Other investments	7,228
Loans held for sale	5,025
Loans, net of unearned income	780,864
Other real estate owned	141
Premises and equipment	14,360
Deferred income taxes	5,177
Cash value of bank owned life insurance	17,887
Other assets	4,542
Deposits	(676,416)
Other borrowings	(155,140)
Other liabilities	(3,283)
Intangible assets	7,121
Goodwill	59,586
Total Preliminary Estimated Acquisition Consideration	$148,439
Approximately $7.1 million has been preliminarily allocated to amortizable intangible assets acquired. The amortization related to the preliminary fair value of net amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed combined financial statements.
Identifiable intangible assets.   The preliminary fair values of intangible assets were determined based on the provisions of ASC 805, which defines fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is allocated to core deposit intangibles.

Goodwill.   Goodwill represents the excess of the preliminary estimated acquisition consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets are the skill sets, operations, customer base and organizational cultures that can be leveraged to enable the combined company to build an enterprise greater than the sum of its parts. In accordance with ASC Topic 350, Intangibles — Goodwill and Other, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of the impairment during the period in which the determination is made.
Note 4 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments
The unaudited pro forma financial information is not necessarily indicative of what the financial position actually would have been had the merger been completed at the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined companies would have been, nor necessarily indicative of the financial position of the post-merger periods. The unaudited pro forma financial information does not give consideration to the impact of possible expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the merger.
The following unaudited pro forma adjustments result from accounting for the merger, including the determination of fair value of the assets, liabilities, and commitments which Ameris, as the acquirer for accounting purposes, will acquire from Atlantic. The descriptions related to these preliminary adjustments are as follows (in thousands):
Balance Sheet
A	Adjustment to reflect estimated cash paid at closing to Atlantic shareholders	$(21,531)
B	Adjustment to loans to reflect estimated fair value at acquisition date	$(13,063)
C	Adjustment to allowance for loan losses to reflect the reversal of Atlantic’s allowance for loan losses	$8,405
D	Adjustment to other real estate owned to reflect the fair value at acquisition date based on Ameris’s more aggressive liquidation strategy	$(47)
E	Adjustment to intangible assets to reflect the recording of core deposit intangible	$7,121
F	Adjustment to goodwill to reflect the goodwill generated as a result of consideration paid being greater than the net assets acquired	$59,586
G	Adjustment to deferred tax assets to reflect the recording of the deferred tax asset generated by the net fair value adjustments using an estimated effective tax rate of 35%	$(659)
H	Adjustment to other borrowings to reflect the fair value at acquisition	$4,298
I	Adjustment to common stock
	To reflect the reversal of Atlantic’s September 30, 2017 common stock	$(156)
	To reflect the value of Ameris common stock issued to Atlantic stockholders	2,633
	Total adjustment to common stock	$2,477
J	Adjustment to capital surplus
	To reflect the reversal of Atlantic’s September 30, 2017 capital surplus	$(100,423)
	To reflect the value of Ameris common stock issued to Atlantic stockholders	124,275
	Total adjustment to capital surplus	$23,852
K	Adjustment to common stock held by Atlantic ESOP and benefit plans reflects the reversal of Atlantic’s September 30, 2017 common stock held by Atlantic ESOP and benefits plans	$1,484
L	Adjustment to retained earnings reflects the reversal of Atlantic’s September 30, 2017 retained earnings	$6,532
M	Adjustment to accumulated other comprehensive income reflects the reversal of Atlantic’s September 30, 2017 accumulated other comprehensive loss	$1,169

Pursuant to the acquisition method of accounting, the final acquisition consideration will be based on the price of the Ameris common stock immediately prior to the effective time of the merger. A 20% difference in per share price at the closing of the merger compared to the amount used in these unaudited pro forma condensed combined financial statements would increase or decrease total acquisition consideration and goodwill by approximately $25.4 million.
Income Statements
		Nine Months Ended September 30, 2017	Year Ended December 31, 2016
A	Adjustment to reflect additional accretion of loan portfolio	1,306	1,742
B	Adjustment to reflect amortization of fair value adjustment of other borrowings	(806)	(1,074)
C	Adjustment to reflect amortization of core deposit intangible	534	712
D	Adjustment to reflect income tax effect of pro forma adjustments at an estimated effective tax rate of 35%	552	736
The estimated transaction costs included as part of the unaudited pro forma condensed balance sheet as of September 30, 2017, have not been included in the above unaudited pro forma condensed income statements.
Note 5 — Earnings Per Common Share
Unaudited pro forma earnings per common share for the nine months ended September 30, 2017, and for the year ended December 31, 2016, have been calculated using Ameris’s historic weighted average common shares outstanding plus the common shares assumed to be issued to Atlantic stockholders in the merger.
The following table sets forth the calculation of basic and diluted unaudited pro forma earnings per common share for the nine months ended September 30, 2017, and the year ended December 31, 2016 (in thousands, except share and per share data).
	Nine Months Ended September 30, 2017		Year Ended December 31, 2016
	Basic	Diluted	Basic	Diluted
Pro forma net income available to common shareholders	$69,208	$69,208	$79,886	$79,886
Weighted average common shares outstanding:
Ameris	36,690	37,017	34,347	34,702
Common shares issued to Atlantic stockholders	2,633	2,633	2,633	2,633
Pro forma	39,323	39,650	36,980	37,335
Pro forma net income per common share	$1.76	$1.75	$2.16	$2.14

LEGAL MATTERS
Rogers & Hardin LLP and Igler and Pearlman, P.A. will deliver, prior to the effective time of the merger their opinions to Ameris and Atlantic, respectively, as to certain United States federal income tax consequences of the merger. See the section entitled “Material U.S. Federal Income Tax Consequences.” The validity of the Ameris common stock to be issued in connection with the merger will be passed upon for Ameris by Rogers & Hardin LLP.
EXPERTS
The consolidated financial statements of Ameris Bancorp as of December 31, 2016, and 2015, and for each of the three years in the period ended December 31, 2016, and the effectiveness of Ameris Bancorp’s internal control over financial reporting as of December 31, 2016, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in its report appearing in Ameris’s Annual Report on Form 10-K for the year ended December 31, 2016, and incorporated into this proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.
The consolidated financial statements of Atlantic Coast Financial Corporation as of December 31, 2016, and for the year ended December 31, 2016, and the effectiveness of Atlantic Coast Financial Corporation’s internal control over financial reporting as of December 31, 2016, have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in its reports appearing in Atlantic Coast Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016, and incorporated into this proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.
The consolidated financial statements of Atlantic Coast Financial Corporation as of December 31, 2015, and for each of the two years in the period ended December 31, 2015, have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon which report expresses an unqualified opinion appearing in Atlantic Coast Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016, and incorporated into this proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the 2015 report of such firm given upon its authority as experts in accounting and auditing.
FUTURE ATLANTIC STOCKHOLDER PROPOSALS
Advanced Notice of Business to be Conducted at an Atlantic Annual Meeting
Atlantic’s bylaws provide an advance notice procedure for stockholder proposals and nominations for director to be brought before an annual meeting of stockholders of Atlantic. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee for director, Atlantic’s Corporate Secretary must receive written notice at Atlantic’s principal executive office not less than 80 days nor more than 90 days prior to date of the annual meeting; provided, however, that in the event that less than 90 days’ notice or prior public disclosure of the date of the annual meeting is provided to stockholders, then, to be timely, written notice by the stockholder must be received not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or public announcement of the date of such annual meeting was made. A stockholder may submit a stockholder proposal and/or nominate someone for director if the stockholder is: (i) a stockholder of record on the date such stockholder gives the notice described herein and on the record date for the determination of stockholders entitled to vote at such annual meeting; and (ii) complies with the notice procedures described herein and in Atlantic’s bylaws.
The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on Atlantic’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of Atlantic capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person(s) (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. Any business proposed to be brought before an annual meeting by a stockholder must be a proper matter for action by stockholders.
The notice with respect to director nominations must include: (i) as to each individual whom the stockholder proposes to nominate for election as a director, all information relating to such person that would indicate such person’s qualification to serve on the board of directors of Atlantic, including an affidavit that such person would not be disqualified under the provisions of Article 2, Section 12 of Atlantic’s bylaws and all other information relating to such individual that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation; and (ii) as to the stockholder giving the notice, the name and address of such stockholder as they appear on Atlantic’s books and of the beneficial owner, if any, on whose behalf the nomination is made; the class or series and number of shares of Atlantic capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person(s) (including their names) pursuant to which the nomination(s) are to be made by such stockholder; a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director, if elected.
Nothing in this proxy statement/prospectus shall be deemed to require Atlantic to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.
Atlantic intends to hold an annual meeting during the year ending December 31, 2018, only if the merger is not completed. If the merger is not completed, Atlantic’s 2018 Annual Meeting of Stockholders is expected to be held in the third quarter of 2018. Accordingly, advance written notice for stockholder proposals and nominations for director, to be brought before that annual meeting must be received by Atlantic’s Corporate Secretary no earlier than 80 days and no later than 90 days prior to such meeting. However, if less than 90 days’ notice or prior public disclosure of the date of such meeting is given to stockholders, any such notice must be delivered or mailed to Atlantic’s Corporate Secretary not later than the 10th day after the notice or prior public disclosure of the meeting date. If notice is received outside of these dates, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.
Atlantic Stockholder Proposals
In order to be eligible for inclusion in Atlantic’s proxy materials for its 2018 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must have been received at Atlantic’s principal executive office, 4655 Salisbury Road, Suite 110, Jacksonville, Florida 32256, Attention: Corporate Secretary, no later than December 18, 2017. Any such proposals will need to be in writing and shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE
The SEC allows Ameris and Atlantic to “incorporate by reference” information into this proxy statement/prospectus, which means that Ameris and Atlantic can disclose important information to you by referring you to another document filed separately by it with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This document incorporates by reference the following documents that have been filed previously with the SEC by Ameris and Atlantic:
Ameris SEC Filings (SEC File Number 001-13901)
•
Annual Report on Form 10-K for the year ended December 31, 2016;

•
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017;

•
The information contained in Ameris’s Definitive Proxy Statement on Schedule 14A filed on April 3, 2017, and specifically incorporated by reference into Ameris’s Annual Report on Form 10-K for the year ended December 31, 2016;

•
Current Reports on Form 8-K filed on January 23, 2017, February 8, 2017, March 2, 2017, March 13, 2017, May 16, 2017, July 21, 2017 (Items 5.03 and 9.01 only), October 6, 2017, October 23, 2017, November 17, 2017, December 11, 2017, December 14, 2017, January 2, 2018; January 19, 2018; January 26, 2018 (Items 1.01, 1.02, 3.02, 8.01 and 9.01 only), and February 6, 2018; and

•
The description of the Ameris common stock contained under the caption “Description of Capital Stock” found in Ameris’s Preliminary Prospectus dated as of April 21, 1994, filed as part of Ameris’s Registration Statement on Form SB-2 (Registration No. 33-77930) on April 21, 1994, and any amendments or reports filed for the purpose of updating such description.

Atlantic SEC Filings (SEC File Number 001-35072)
•
Annual Report on Form 10-K for the year ended December 31, 2016;

•
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017;

•
The information contained in Atlantic’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2017, and specifically incorporated by reference into Atlantic’s Annual Report on Form 10-K for the year ended December 31, 2016;

•
Current Reports on Form 8-K filed on January 3, 2017, May 23, 2017, and November 17, 2017; and

•
The description of the Atlantic common stock contained in Atlantic’s Registration Statement on Form S-1/A (Registration No. 333-191079), filed with the SEC on November 22, 2013, including any amendments or reports filed for the purpose of updating such description.

In addition, each of Ameris and Atlantic are incorporating by reference any documents it may file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting of Atlantic stockholders provided, however, that neither Ameris nor Atlantic is incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
Ameris and Atlantic file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Ameris and Atlantic file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information.”

APPENDIX A
AGREEMENT AND PLAN OF MERGER
by and between
AMERIS BANCORP
and
ATLANTIC COAST FINANCIAL CORPORATION
Dated as of November 16, 2017

Exhibit A – Form of Bank Plan of Merger and Merger Agreement
Exhibit B – Form of Voting and Support Agreement
Exhibit C – Form of Director Non-Solicitation Agreement
Exhibit D – Form of Executive Non-Competition Agreement

INDEX OF DEFINED TERMS
Defined Term	Section
Acquisition Proposal	5.2(c)(i)
Additional Cash Consideration	7.8
Adverse Recommendation Change	5.2(b)
Agreement	Preamble
Allowance	2.13(d)
Ameris	Preamble
Ameris 401(k) Plan	5.10(b)
Ameris Bank	Recitals
Ameris Exchange Act Reports	3.5(a)
Ameris Ratio	7.8(a)
Ameris Registration Statement	5.1(a)
Ameris Common Stock	1.2(a)
Applicable Law	2.17(d)
Articles of Merger	1.1
Atlantic	Preamble
Atlantic 401(k) Plan	2.14
Atlantic Coast Bank	Recitals
Atlantic Common Stock	1.2(b)
Atlantic Continuing Employees	5.10(a)
Atlantic ESOP	2.28(n)
Atlantic ESOP Loan	5.10(d)
Atlantic Exchange Act Reports	2.9
Atlantic Financial Statements	2.8(a)
Atlantic Leased Real Properties	2.27(c)
Atlantic Leases	2.26(a)
Atlantic Loans	2.13(a)
Atlantic Plan	2.28(a)
Atlantic Plans	2.28(a)
Atlantic Proxy Materials	5.2(a)
Atlantic Realty	2.27(a)
Atlantic Recommendation	5.2(b)
Atlantic Reports	2.10
Atlantic Restricted Share Award	1.2(e)
Atlantic Stock	2.4(a)
Atlantic Stock Option	1.2(d)
Atlantic Stock Plans	1.2(d)
Average Ameris Stock Price	7.8
Average Index Price	7.8
Bank Merger	Recitals
Bank Merger Agreement	Recitals
B. Riley FBR	2.32
Defined Term	Section
Burdensome Regulatory Condition	5.8
Business Day	1.3(b)
Cancelled Shares	1.2(b)
Cash Consideration	1.2(c)
Cash-Out Amount	1.2(d)
Certificate	1.2(c)
Certificate of Merger	1.1
Claim	5.12(a)
Classified Asset	4.9
Closing	1.4
Closing Date	1.4
Code	Recitals
Determination Date	7.8
Director Non-Solicitation Agreements	Recitals
Disclosure Schedule	2.1
DOJ	2.10
Effective Time	1.1
Employee Benefits	5.10(a)
Environmental Law	2.19(a)
ERISA	2.28(b)
ERISA Affiliate	2.28(c)
ERISA Plans	2.28(b)
ESOP Termination Date	5.10(d)
Exchange Act	2.8(b)
Exchange Agent	1.3(a)
Exchange Fund	1.3(a)
Exchange Ratio	1.2(c)
Executive Non-Competition Agreement	Recitals
FDIC	2.10
Federal Reserve	2.10
FOFR	2.10
GAAP	2.3(c)
GDBF	3.6
General Enforceability Exceptions	2.3(b)
Governmental Authority	1.3(e)
Hazardous Substance	2.19(f)
Hovde	2.32
Indemnified Party	5.12(a)
Index	7.8
Index Price	7.8
Index Ratio	7.8(b)

Defined Term	Section
Information Systems Conversion	5.14
IRS	2.28(b)
knowledge	8.12(b)
Law	2.17(d)
Leased Property	2.26(a)
Letter of Transmittal	1.3(b)
Liens	2.7(b)
Mailing Date	1.3(b)
Material Adverse Effect	2.3(c)
Material Contracts	2.23
Maximum Amount	5.11
Merger	Recitals
Merger Consideration	1.2(c)
Merger Consideration Price	1.2(d)
MOFR	2.10
NASDAQ	5.1(b)
NDA	4.19(b)(iv)
New Certificates	1.3(a)
Notice of Recommendation Change	5.2(b)
OCC	2.10
Defined Term	Section
Per Share Purchase Price	1.2(c)
Permits	2.17(a)
Person	1.3(g)
Preferred Stock	2.4(a)
Regulatory Agreement	2.11
Required Regulatory Approvals	5.8
Requisite Atlantic Stockholder Approval	6.1(a)
SEC	2.7(g)
Securities Act	2.9
Special Meeting	5.2(a)
Starting Date	7.8
Starting Price	7.8
Stock Consideration	1.2(c)
Subsidiary	2.5(b)
Superior Proposal	5.2(c)(ii)
Tax	2.7(a)
Tax Returns	2.7(a)
Termination Date	7.5
Voting Agreement	Recitals

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 16th day of November, 2017, by and between AMERIS BANCORP, a Georgia corporation (“Ameris”), and ATLANTIC COAST FINANCIAL CORPORATION, a Maryland corporation (“Atlantic”).
WITNESSETH:
WHEREAS, the boards of directors of Atlantic and Ameris have determined that it is in the best interests of their respective corporations and stockholders to consummate the business combination transaction provided for herein in which Atlantic will, subject to the terms and conditions set forth herein, merge with and into Ameris, with Ameris being the surviving entity (the “Merger”);
WHEREAS, it is contemplated that the business combination contemplated herein shall be immediately followed by a merger of Atlantic’s wholly owned banking subsidiary, Atlantic Coast Bank (“Atlantic Coast Bank”), with and into Ameris’s wholly owned banking subsidiary, Ameris Bank (“Ameris Bank”), with Ameris Bank being the surviving entity (the “Bank Merger”), upon the terms and with the effect set forth in the Bank Plan of Merger and Merger Agreement by and between Atlantic Coast Bank and Ameris Bank, substantially in the form attached hereto as Exhibit A (the “Bank Merger Agreement”);
WHEREAS, the board of directors of each of Atlantic and Ameris has (i) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;
WHEREAS, the board of directors of Atlantic has resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that Atlantic’s stockholders approve this Agreement;
WHEREAS, as a material inducement for each of the parties to enter into this Agreement, (i) each of the directors and certain officers of Atlantic has entered into a Voting and Support Agreement with Ameris and Atlantic dated as of the date hereof, the form of which is attached hereto as Exhibit B (the “Voting Agreement”), pursuant to which each such Person has agreed, among other things, to vote in favor of the approval of this Agreement and the transactions contemplated hereby, (ii) each of the non-employee directors of Atlantic and Atlantic Coast Bank has entered into a Director Non-Solicitation Agreement dated as of the date hereof, the form of which is attached hereto as Exhibit C (the “Director Non-Solicitation Agreements”), and (iii) the Chief Executive Officer of Atlantic and Atlantic Coast Bank has entered into an Executive Non-Competition Agreement dated as of the date hereof, the form of which is attached hereto as Exhibit D (the “Executive Non-Competition Agreement”); and
WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code;
NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
MERGER
1.1The Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time, Atlantic shall merge with and into Ameris in accordance with Section 3-102 of the Maryland General Corporation Law and Section 14-2-1107 of the Georgia Business Corporation Code. Upon consummation of the Merger, the separate corporate existence of Atlantic shall cease, and Ameris shall survive and continue to exist as a corporation incorporated under the Laws of the State of Georgia and shall continue under the name “Ameris Bancorp.” The “Effective Time” shall mean the date and time at which the Merger shall be effective, which shall be the later of: (a) the filing of the certificate of merger (the “Certificate of

Merger”) with the Georgia Secretary of State and the articles of merger (the “Articles of Merger”) with the Maryland State Department of Assessments and Taxation pursuant to Section 1.4; and (b) such later date and time to which Ameris and Atlantic shall agree and as may be specified in accordance with the Georgia Business Corporation Code.
1.2Merger Consideration.   Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Ameris, Atlantic or the stockholders of either of the foregoing:
(a)   Each share of Ameris common stock, $1.00 par value per share (“Ameris Common Stock”), that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
(b)   Each share of Atlantic common stock, $0.01 par value per share (“Atlantic Common Stock”), owned directly by Ameris, Atlantic or any of their respective Subsidiaries (other than shares in trust accounts, managed accounts or other similar accounts for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time, and each share of Atlantic Common Stock that is remitted to Atlantic prior to the Effective Time for purposes of repayment of the Atlantic ESOP Loan as contemplated by Section 5.10(d), shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto. Such cancelled and retired shares of Atlantic Common Stock are referred to collectively as the “Cancelled Shares”.
(c)   Subject to Section 1.2(f), each share of Atlantic Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock and the Cancelled Shares) shall become and be converted into the right to receive the following consideration, in each case without interest: (i) an amount of cash equal to $1.39 (the “Cash Consideration”); and (ii) 0.17 validly issued, fully paid and nonassessable shares (the “Exchange Ratio”) of Ameris Common Stock together with cash in lieu of any fractional shares in accordance with the provisions of Section 1.2(f) (the “Stock Consideration”, and together with the Cash Consideration, per share, the “Per Share Purchase Price” and, in the aggregate, as adjusted in accordance with the terms hereof, the “Merger Consideration”). Each certificate previously representing such shares of Atlantic Common Stock (each, a “Certificate”) shall thereafter represent, subject to Section 1.3(d), only the right to receive the Merger Consideration. Any reference herein to “Certificate” shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of shares of Atlantic Common Stock, and it being further understood that provisions herein relating to Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of a Certificate and a Letter of Transmittal, shares held in book-entry form may be transferred by means of an “agent’s message” to the Exchange Agent or such other evidence of transfer as the Exchange Agent may reasonably request.
(d)   At the Effective Time, each option to acquire shares of Atlantic Common Stock (an “Atlantic Stock Option”) issued pursuant to Atlantic’s equity-based compensation plans identified in Section 2.28(a) of the Disclosure Schedule (the “Atlantic Stock Plans”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted automatically into the right to receive a cash payment from Ameris or Ameris Bank (the “Cash-Out Amount”) in an amount equal to the product of: (i) the excess, if any, of the Merger Consideration Price over the exercise price of each such Atlantic Stock Option; and (ii) the number of shares of Atlantic Common Stock subject to such Atlantic Stock Option to the extent not previously exercised. After the Effective Time, any such cancelled Atlantic Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the payment of the Cash-Out Amount, without interest. In the event the exercise price per share of Atlantic Common Stock subject to an Atlantic Stock Option is equal to or greater than the Merger Consideration Price, such Atlantic Stock Option shall be cancelled without consideration and have no further force or effect. For purposes of this Agreement, the term “Merger Consideration Price” means the sum of: (x) the Exchange Ratio multiplied by the Average Ameris Stock Price; and (y) $1.39.
(e)   At the Effective Time, each award of shares of Atlantic Common Stock subject to vesting, repurchase or other lapse restriction (an “Atlantic Restricted Share Award”) granted pursuant to the

Atlantic Stock Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be converted automatically into the right to receive the Merger Consideration in respect of each share of Atlantic Common Stock underlying such Atlantic Restricted Share Award. Prior to the Effective Time, Atlantic shall: (i) obtain any necessary consents or make any necessary amendments to the terms of any outstanding Atlantic Restricted Share Awards or Atlantic Stock Plans to give effect to the transactions contemplated by this Section 1.2(e); (ii) take all actions as may be necessary to terminate (and, except as provided in this Section 1.2(e), ensure that neither Atlantic nor Atlantic Coast Bank remains bound by or liable for) any outstanding Atlantic Restricted Share Awards or other rights to acquire Atlantic Common Stock; and (iii) ensure that the Atlantic Stock Plans which allow the grant of Atlantic Restricted Share Awards or other rights to acquire Atlantic Common Stock, if any, will be amended to eliminate the ability to grant any such Atlantic Restricted Share Awards or other rights to acquire Atlantic Common Stock effective as of immediately after the Effective Time. At or as promptly as practicable following the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, but in any event shall occur within thirty (30) days after the Effective Time), Ameris or Ameris Bank shall deliver the Merger Consideration to the holders of Atlantic Restricted Share Awards, without interest. Such payments may be reduced by any Taxes withheld pursuant to Section 1.3(g).
(f)   No scrip or fractional share certificates of Ameris Common Stock shall be issued in connection with the Merger, and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to have any of the rights of a shareholder with respect to such fractional interest. In lieu of any fractional interest, there shall be paid in cash, without interest, an amount (computed to the nearest cent) equal to such fraction multiplied by the purchase price per share of Atlantic Common Stock as determined by multiplying: (i) the Exchange Ratio; by (ii) the Average Ameris Stock Price.
(g)   If either party should change the number of its outstanding shares as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to such shares prior to the Effective Time, then the shares to be issued hereunder to holders of Atlantic Common Stock shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to Ameris Common Stock if: (i) Ameris issues additional shares of Ameris Common Stock and receives consideration for such shares in a bona fide merger, acquisition or other business combination or third-party transaction or in any issuance of securities in a capital-raising transaction; or (ii) Ameris issues stock options, restricted stock or restricted stock units or grants or similar equity awards or Ameris Common Stock upon exercise or vesting of any such grants or awards.
1.3Delivery of the Merger Consideration.
(a)   At or prior to the Effective Time, Ameris shall appoint Computershare Inc. to act as exchange agent (the “Exchange Agent”) and shall deposit, or cause to be deposited, for the benefit of the holders of Atlantic Common Stock, for exchange in accordance with this Section 1.3, through the Exchange Agent: (i) certificates of Ameris Common Stock or, at Ameris’s option, evidence of shares of Ameris Common Stock in book-entry form (collectively, “New Certificates”) to be issued in exchange for the Stock Consideration; and (ii) cash in an amount sufficient to pay (A) the aggregate cash portion of the Merger Consideration and (B) cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.2(f) (such cash and New Certificates described in the foregoing clauses (i) and (ii), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). Ameris shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions represented by such deposited shares. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Ameris for Ameris’s benefit pending payment thereof by the Exchange Agent to the holders of Atlantic Common Stock pursuant to this Article I; provided, however, that no investment of such deposited funds directed by Ameris shall relieve Ameris or the Exchange Agent from promptly making the payments required by this Article I, and following any losses from any such investment, Ameris shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Atlantic Common Stock, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent. Ameris shall direct the Exchange Agent to hold the Exchange Fund for the benefit of the former holders of Atlantic Common Stock and to make payments from the Exchange Fund in accordance with this Article I. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Article I, except as expressly provided for in this Agreement.
(b)   Ameris shall direct the Exchange Agent to mail no later than five (5) Business Days after the Effective Time (the mailing date of such letter of transmittal being referred to herein as the “Mailing Date”) to each holder of record of Atlantic Common Stock as of the Effective Time: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the holder’s Certificate or Certificates shall pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Ameris may reasonably specify (the “Letter of Transmittal”); and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon the surrender of Certificates (or affidavits of loss in lieu thereof) for cancellation to the Exchange Agent, and delivery of a Letter of Transmittal, duly executed and properly completed, with respect to such Certificates, the record holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration to be paid therefor pursuant to this Article I. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate. For purposes of this Agreement, a “Business Day” is any day other than Saturday, Sunday, a day which is a legal holiday in Florida or Georgia or a day on which commercial banks in Florida or Georgia are authorized or required by Applicable Law to close.
(c)   As of the Effective Time, the stock transfer books of Atlantic shall be closed and thereafter there shall be no further registration of transfers of Atlantic Common Stock on the records of Atlantic. The Merger Consideration paid in accordance with the terms of this Article I with respect to any Atlantic Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining thereto. From and after the Effective Time, the holders of shares of Atlantic Common Stock outstanding immediately prior thereto shall cease to have any rights with respect thereto except as otherwise provided for herein or by Applicable Law.
(d)   No dividends or other distributions with respect to Atlantic Common Stock shall be paid to the holder of any unsurrendered Atlantic Common Stock with respect to the shares of Ameris Common Stock represented thereby, in each case unless and until the surrender of each outstanding share of such Atlantic Common Stock in accordance with this Section 1.3. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such share of such Atlantic Common Stock in accordance with this Section 1.3, the record holder thereof shall be entitled to receive, without interest: (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Ameris Common Stock represented by such Atlantic Common Stock and paid prior to such surrender date; and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Ameris Common Stock represented by such Atlantic Common Stock with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Ameris Common Stock issuable with respect to such Atlantic Common Stock.
(e)   At any time following the first anniversary of the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority), Ameris shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or investment income received with respect thereto) not disbursed to holders of Atlantic Common Stock, and thereafter such holders shall be entitled to look only to Ameris (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates and compliance with the procedures set forth in this Section 1.3, without interest. Notwithstanding the foregoing, neither Ameris nor the Exchange Agent shall be liable to any holder of Atlantic Common Stock for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. For purposes of this Agreement, “Governmental Authority” means any governmental, regulatory or administrative body, agency, commission, board or authority, or any court or judicial authority, to which a party is subject, whether international, national, federal, state or local.
(f)   If any Certificate shall have been lost, stolen or destroyed, the Exchange Agent or Ameris, as applicable, shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration into which such shares of Atlantic Common Stock formerly represented thereby were converted pursuant to this Article I; provided, however, that the Exchange Agent, or Ameris, as applicable, may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, as applicable, require the owner of such lost, stolen or destroyed Certificate to deliver a customary indemnity agreement or provide a bond in a customary amount.
(g)   Ameris and Ameris Bank are entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code. To the extent that amounts are so withheld and remitted on a timely basis to the appropriate Governmental Authority by or on behalf of Ameris or Ameris Bank, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. For purposes of this Agreement, “Person” means any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.
1.4Closing.   The transactions contemplated herein shall be consummated (the “Closing”) at the offices of Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, on a date to be specified by the parties, which date shall be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.” On the Closing Date, Ameris shall file the Certificate of Merger with the Georgia Secretary of State and the Articles of Merger with the Maryland State Department of Assessments and Taxation.
1.5Articles of Incorporation and Bylaws of Ameris.   At the Effective Time, the articles of incorporation of Ameris, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of Ameris until thereafter amended in accordance with Applicable Law. At the Effective Time, the bylaws of Ameris, as in effect immediately prior to the Effective Time, shall be the bylaws of Ameris until thereafter amended in accordance with Applicable Law.
1.6Officers and Directors of Ameris.   At the Effective Time, the officers and directors of Ameris as of immediately prior to the Effective Time shall continue as the officers and directors of Ameris.
1.7 Tax-Free Reorganization.
(a)   Each of Ameris and Atlantic shall use its commercially reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Ameris, Atlantic or their respective Subsidiaries shall: (i) take, or agree to take, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) fail to take, or agree to fail to take, any action that would reasonably be expected to be necessary to permit the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Pursuant to the foregoing, each of Ameris and Atlantic agrees to make such commercially reasonable additions or modifications to the terms of this Agreement as may be reasonably necessary to permit the Merger to so qualify.
(b)   Unless otherwise required by Applicable Law, each of Ameris and Atlantic: (i) shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code; (ii) shall not take any Tax reporting position inconsistent with such characterization; and (iii) shall properly file with its federal income Tax Returns all information required by Treasury Regulations Section 1.368-3.

(c)   Each of Ameris and Atlantic shall, in good faith, cooperate and use its commercially reasonable efforts to: (i) obtain the Tax opinions to be issued by its respective Tax counsel under Section 6.2(e) and Section 6.3(e) and in connection with the filing of the Form S-4; and (ii) deliver to its respective Tax counsel and Tax advisors certificates containing representations and covenants reasonably requested by such counsel or advisors in connection with the rendering of such opinions or otherwise. Ameris’s and Atlantic’s respective Tax counsel and Tax advisors shall be entitled to rely upon such certificates and the representations and covenants contained therein in rendering any such opinions or otherwise.
1.8Bank Merger.   Concurrently with the execution and delivery of this Agreement, Ameris Bank and Atlantic Coast Bank are entering into the Bank Merger Agreement, providing for the consummation of the Bank Merger. The Bank Merger shall not occur prior to the Effective Time.
1.9Reservation of Right to Revise Structure.   Ameris may at any time and without the approval of Atlantic change the method of effecting the business combination contemplated by this Agreement (including by providing for the merger of Atlantic with a wholly owned Subsidiary of Ameris) if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the consideration to be issued to either the stockholders of Atlantic as Merger Consideration or the holders of Atlantic Stock Options, each as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger, (c) adversely affect the federal income Tax treatment of stockholders of Atlantic in connection with the Merger or adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the Code, or (d) require submission, to or approval of, the stockholders of Atlantic after this Agreement has been approved by the stockholders of Atlantic. In the event that Ameris elects to make such a change, Ameris and Atlantic agree to execute appropriate documents to reflect the change.
1.10Additional Actions.   If, at any time after the Effective Time, Ameris shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Ameris its right, title or interest in, to or under any of the rights, properties or assets of Atlantic or (b) otherwise carry out the purposes of this Agreement, then the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Ameris.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF ATLANTIC
As an inducement to Ameris to enter into this Agreement and to consummate the transactions contemplated hereby, Atlantic represents and warrants as follows:
2.1Disclosure Schedule.   Atlantic has delivered to Ameris a disclosure schedule (the “Disclosure Schedule”) containing certain information regarding Atlantic as indicated at various places in this Agreement. All information set forth in the Disclosure Schedule or in documents incorporated by reference in the Disclosure Schedule is true, correct and complete, does not omit to state any fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading and shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of Atlantic under this Article II. The information contained in the Atlantic Exchange Act Reports or the Disclosure Schedule shall be deemed to qualify all representations and warranties contained in this Article II to the extent applicable. Atlantic shall promptly provide Ameris with written notification of any event, occurrence or other information necessary to maintain the Disclosure Schedule and all other documents and writings furnished to Ameris pursuant to this Agreement as true, correct and complete in all material respects at all times prior to and including the Closing.
2.2Corporate Status.   Atlantic is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Atlantic Coast Bank is a Florida bank duly organized, validly existing and in good standing under the Laws of the State of Florida. Atlantic and Atlantic Coast Bank have all of the requisite corporate power and authority and are entitled to own or lease their respective properties and assets and to carry on their businesses as and in the places where such properties or assets are now owned, leased or operated and such businesses are now conducted.

2.3Authority; Enforceability.
(a)   Subject to receipt of the Required Regulatory Approvals and the approval of Atlantic stockholders, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both:
(i)   violate any provision of Law applicable to Atlantic or any of its Subsidiaries, the violation of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
(ii)   violate any provision of the articles of incorporation or bylaws of Atlantic or the comparable governing documents of any of its Subsidiaries;
(iii)   conflict with or result in a breach of any provision of, or termination of, or constitute a default under, (A) any instrument, license, agreement or commitment to which Atlantic or any of its Subsidiaries is a party, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or (B) any Material Contract;
(iv)   constitute a violation of any order, judgment or decree to which Atlantic or any of its Subsidiaries is a party, or by which Atlantic or any of its Subsidiaries, or any of their respective assets or properties, is bound, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; or
(v)   result in the creation or imposition of any Lien, security interest, equity or restriction of any nature whatsoever in favor of any third party upon any assets or properties of Atlantic or any of its Subsidiaries.
(b)   Atlantic and Atlantic Coast Bank each have the full power and authority to enter into and perform this Agreement and, as applicable, the Bank Merger Agreement, and the transactions contemplated hereby and thereby. Other than the approval of the Atlantic stockholders and Atlantic Coast Bank stockholder, the execution, delivery and performance of this Agreement and, as applicable, the Bank Merger Agreement, by Atlantic and Atlantic Coast Bank and the consummation by Atlantic and Atlantic Coast Bank of the transactions contemplated hereby and thereby have been duly and validly approved by Atlantic and Atlantic Coast Bank, including all necessary action by the boards of directors of Atlantic and Atlantic Coast Bank. Other than the approval of the Atlantic stockholders and Atlantic Coast Bank stockholder, no other corporate proceedings are necessary on the part of Atlantic and Atlantic Coast Bank to authorize the execution, delivery and performance of this Agreement and, as applicable, the Bank Merger Agreement, by Atlantic and Atlantic Coast Bank and the consummation by Atlantic and Atlantic Coast Bank of the transactions contemplated hereby and thereby. Assuming this Agreement constitutes the valid and binding obligation of Ameris, this Agreement constitutes the valid and binding obligation of Atlantic and is enforceable in accordance with its terms, except as limited by: (i) Laws relating to bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, fraudulent conveyance, moratorium or other Laws affecting or relating to the rights of creditors generally; or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at Law (collectively, the “General Enforceability Exceptions”).
(c)   For purposes of this Agreement, “Material Adverse Effect” means any change, event, occurrence, development, violation, effect or circumstance which, individually or in the aggregate, with respect to Ameris and its Subsidiaries, on the one hand, or Atlantic and its Subsidiaries, on the other: (i) has, or is reasonably likely to have, a material adverse effect on the business, operations, properties, assets, liquidity, deposit liabilities, condition (financial or otherwise) or prospects of such party on a consolidated basis; or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to timely consummate the transactions contemplated by this Agreement or the Bank Merger Agreement or to perform its agreements or covenants under this Agreement; provided, however, that, for purposes of the immediately preceding clause (i) only, Material Adverse Effect shall specifically exclude any adverse effect attributable to or resulting from:

(A) any change in banking Laws of general applicability (so long as Ameris and its Subsidiaries, on the one hand, or Atlantic and its Subsidiaries, on the other, as the case may be, are not disproportionately affected thereby); (B) any change in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting principles applicable to banks or their holding companies generally (so long as Ameris and its Subsidiaries, on the one hand, or Atlantic and its Subsidiaries, on the other, as the case may be, are not disproportionately affected thereby); (C) any action or omission expressly required by this Agreement or taken with the express prior written consent of the other party to this Agreement; (D) general changes in national economic, monetary, market or financial conditions affecting financial institutions, including changes in prevailing interest rates, inflation, credit markets or capital market conditions (so long as Ameris and its Subsidiaries, on the one hand, or Atlantic and its Subsidiaries, on the other, as the case may be, are not disproportionately affected thereby); (E) changes in national political conditions, including the outbreak or escalation of acts of terrorism; (F) the public disclosure of this Agreement or the transactions contemplated hereby; or (G) changes in the trading price or trading volume of Ameris Common Stock or of Atlantic Common Stock.
2.4Capital Structure.
(a)   As of the date of this Agreement, Atlantic has authorized capital stock consisting solely of: (i) 100,000,000 shares of Atlantic Common Stock, of which 15,553,709 shares are issued and outstanding as of the date hereof  (exclusive of 20,776 shares reserved for issuance upon exercise of outstanding options to acquire shares of Atlantic Common Stock); and (ii) 25,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”, together with the Atlantic Common Stock, the “Atlantic Stock”), none of which are issued and outstanding as of the date hereof. All of the issued and outstanding shares of the Atlantic Stock are duly and validly issued, fully paid and nonassessable and were offered, issued and sold in compliance with all Applicable Law. To the knowledge of Atlantic, no Person has any right of rescission or claim for damages under Applicable Laws with respect to the issuance of any shares of the Atlantic Stock previously issued. None of the shares of the Atlantic Stock has been issued in violation of any preemptive or other rights of its respective stockholders.
(b)   All of the issued and outstanding shares of capital stock of Atlantic Coast Bank are, on the date of this Agreement, and on the Closing Date will be, held by Atlantic.
(c)   Except as set forth in Section 2.4(c) of the Disclosure Schedule, neither Atlantic nor any of its Subsidiaries has outstanding any options or other securities which are either by their terms or by contract convertible or exchangeable into capital stock of Atlantic or any such Subsidiary, or any other securities or debt of Atlantic or any such Subsidiary, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, rights to acquire or vest in, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. Except as set forth in Section 2.4(c) of the Disclosure Schedule, neither Atlantic nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to issue, repurchase or otherwise acquire or retire, or to register, any shares of its capital stock. There are no outstanding or authorized phantom stock, stock appreciation, profit participation or similar rights with respect to any shares of Atlantic Stock.
(d)   Except for restrictions required by applicable securities Laws and as set forth in the Voting Agreement or Section 2.4(d) of the Disclosure Schedule, there is no agreement, arrangement or understanding to which Atlantic is a party restricting or otherwise relating to the transfer of any shares of capital stock of Atlantic.
(e)   All shares of Atlantic Stock or other capital stock, or any other securities or debt, of Atlantic, which have been purchased or redeemed by Atlantic have been purchased or redeemed in accordance with all Applicable Law, including all federal and state securities Laws, and no such purchase or redemption has resulted or will, with the giving of notice or lapse of time, or both, result in a default or acceleration of the maturity of, or otherwise modify, any agreement, note, mortgage, bond, security agreement, loan agreement or other contract or commitment of Atlantic.
(f)   Except as set forth in Section 2.4(f) of the Disclosure Schedule, no Person beneficially owns more than five percent (5%) of the issued and outstanding shares of Atlantic Common Stock.

2.5 Atlantic Subsidiaries.
(a)   Except as set forth in Section 2.5(a) of the Disclosure Schedule, Atlantic has no Subsidiaries other than Atlantic Coast Bank, and Atlantic Coast Bank has no Subsidiaries. No Subsidiary of Atlantic has outstanding any securities which are either by their terms or by contract convertible or exchangeable into capital stock of such Subsidiary, or any other securities or debt of such Subsidiary, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, rights to acquire or vest in, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock.
(b)   For purposes of this Agreement, “Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.
2.6Corporate Records.   The stock records and minute books of Atlantic: (a) fully and accurately reflect all issuances, transfers and redemptions of the Atlantic Stock; (b) to Atlantic’s knowledge, correctly show the record addresses and the number of shares of such stock issued and outstanding on the date hereof held by the stockholders of Atlantic; (c) correctly show all material corporate actions taken by the directors and stockholders of Atlantic (including actions taken by consent without a meeting); and (d) contain true and correct copies or originals of the articles of incorporation and all amendments thereto, bylaws as amended and currently in force and the minutes of all meetings or consent actions of its directors and stockholders approved for inclusion by the board of directors. No material resolutions, regulations or bylaws have been passed, enacted, consented to or adopted by such directors or stockholders except those contained in the minute books. All corporate records have been maintained in accordance with all applicable statutory requirements and are materially complete and accurate.
2.7Tax Returns; Taxes.
(a)   As used in this Agreement, the term “Tax” or “Taxes” means: (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, charges, levies or like assessments, together with all penalties and additions to tax and interest thereon; and (ii) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law). “Tax Returns” means any report, return (including information return or declaration of estimated Taxes), claim for refund, statement, disclosure or form relating to Taxes filed or required to be filed with any Governmental Authority, including any schedule or attachment thereto, and including any amendments thereof.
(b)   Each of Atlantic and Atlantic Coast Bank has: (i) duly and timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it (taking into account any applicable extensions) and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all Applicable Laws; and (ii) timely paid all Taxes due and owing from it (whether or not shown due on any Tax Returns). Neither Atlantic nor Atlantic Coast Bank is currently the beneficiary of any extension of time within which to file any Tax Return. To the knowledge of Atlantic, no claim has ever been made by a Governmental Authority in a jurisdiction where Atlantic and Atlantic Coast Bank do not file Tax Returns that Atlantic or Atlantic Coast Bank is or may be subject to taxation by that jurisdiction. Neither Atlantic nor Atlantic Coast Bank has commenced activities in any jurisdiction which will result in an initial filing of a Tax Return with respect to Taxes imposed by a Governmental Authority that it had not previously been required to file in the immediately preceding taxable period. There are no liens, charges, restrictions, encumbrances or claims of any kind (collectively, “Liens”) for Taxes (other than Taxes not yet due and payable) upon any of the assets of Atlantic or Atlantic Coast Bank.

(c)   Each of Atlantic and Atlantic Coast Bank has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.
(d)   Neither Atlantic nor Atlantic Coast Bank has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(e)   The unpaid Taxes of Atlantic and Atlantic Coast Bank: (i) did not, as of December 31, 2016, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet contained in the Atlantic Financial Statements; and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Atlantic and Atlantic Coast Bank in filing their Tax Returns.
(f)   No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Atlantic or Atlantic Coast Bank. Neither Atlantic nor Atlantic Coast Bank has received from any Governmental Authority (including jurisdictions where Atlantic or Atlantic Coast Bank has not filed Tax Returns) any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against Atlantic or Atlantic Coast Bank. No federal, state, local or foreign income Tax Returns filed with respect to Atlantic or Atlantic Coast Bank for taxable periods ended on or after December 31, 2013 have been audited. Atlantic has made available to Ameris complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Atlantic or Atlantic Coast Bank filed or received since January 1, 2014. Atlantic has delivered or made available to Ameris the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign Tax or excess charitable deduction available for use by Atlantic or Atlantic Coast Bank. Except as set forth in Section 2.7(f) of the Disclosure Schedule, there is currently no limitation on the use of the Tax attributes of Atlantic and Atlantic Coast Bank under Sections 269, 382, 383, 384 or 1502 of the Code (and similar provisions of state, local or foreign Tax Law).
(g)   Except as set forth in Section 2.7(g) of the Disclosure Schedule, neither Atlantic nor Atlantic Coast Bank is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax Law) (including any payment required to be made in connection with the transactions contemplated hereby) or cause the imposition of any excise Tax or penalty under Section 4999 of the Code as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Neither Atlantic nor Atlantic Coast Bank is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax Law) (including any payment required to be made in connection with the transactions contemplated hereby). No Atlantic Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. Atlantic has made available to Ameris preliminary copies of Section 280G calculations (whether or not final), which, to the knowledge of Atlantic, are true, correct and complete, with respect to any disqualified individual who is a “named executive officer” of Atlantic as defined in Item 402 of Regulation S-K of the Securities and Exchange Commission (the “SEC”) in connection with the transactions contemplated hereby.
(h)   Except for: (i) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business; or (ii) any agreement or arrangement exclusively between Atlantic and its Subsidiaries, neither Atlantic nor any Subsidiary of Atlantic is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any other party.

(i)   Neither Atlantic nor Atlantic Coast Bank: (i) is or has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or member of any an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes other than the group of which Atlantic is the common parent; or (ii) has any liability for the Taxes of any Person (other than Atlantic and Atlantic Coast Bank) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Taw Law), as a transferee or successor, by contract, or otherwise.
(j)   Neither Atlantic nor Atlantic Coast Bank has been within the past two (2) years a part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger or the Bank Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(k)   Neither Atlantic nor Atlantic Coast Bank has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(l)   Except to the extent shown in the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Atlantic Financial Statements, as such reserve is adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Atlantic and Atlantic Coast Bank in filing their Tax Returns, neither Atlantic nor Atlantic Coast Bank will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax Law); (iv) election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Tax Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received on or prior to the Closing Date.
(m)   Atlantic has made available to Ameris true, correct and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.
(n)   Neither Atlantic nor Atlantic Coast Bank has taken any action, failed to take any action or knows of any fact that would be reasonably expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(o)   Neither Atlantic nor Atlantic Coast Bank has participated in a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b)(1).
(p)   Neither Atlantic nor Atlantic Coast Bank has a (i) permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States, (ii) Subsidiary that is treated as a “controlled foreign corporation” as defined in Section 957 or (iii) Subsidiary that is treated as a “passive foreign investment company” as defined in Section 1297.
2.8Financial Statements.
(a)   The financial statements of Atlantic and its Subsidiaries included (or incorporated by reference) in the Atlantic Exchange Act Reports, including the related notes, where applicable (the “Atlantic Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of Atlantic and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Atlantic and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.
(b) Atlantic and its Subsidiaries have maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No changes have been made to Atlantic’s internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2016 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
2.9Disclosure Reports.   Atlantic has a class of securities registered pursuant to Section 12(b) of the Exchange Act. Atlantic has timely filed all forms, proxy statements, reports, schedules and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act, required to be filed by the Exchange Act since January 1, 2015 (the “Atlantic Exchange Act Reports”). The Atlantic Exchange Act Reports: (a) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the applicable requirements of the securities Laws and other Applicable Laws; and (b) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each offering or sale of securities by Atlantic: (x) was either registered under the Securities Act of 1933, as amended (the “Securities Act”), or made pursuant to a valid exemption from registration; (y) complied in all material respects with the applicable requirements of the securities Laws and other Applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker/dealer registration requirements; and (z) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary to make the statements in such documents, in light of the circumstances under which they were made, not misleading.
2.10Regulatory Reports.   Atlantic has made available to Ameris for review and inspection all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed by Atlantic or any of its Subsidiaries since January 1, 2014 with: (a) the Board of Governors of the Federal Reserve System (the “Federal Reserve”); (b) the Federal Deposit Insurance Corporation (the “FDIC”); (c) the Office of the Comptroller of the Currency (the “OCC”); (d) the Maryland Office of the Commissioner of Financial Regulation (the “MOFR”); (e) the Florida Office of Financial Regulation (the “FOFR”); (f) the Department of Justice (the “DOJ”); and (g) any other applicable Governmental Authority (collectively, the “Atlantic Reports”). All of the Atlantic Reports have been prepared in all material respects in accordance with Applicable Laws applied on a basis consistent with prior periods and contain all information required to be presented therein in accordance with such Applicable Laws.
2.11Enforcement Actions.   Neither Atlantic nor any of its Subsidiaries is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any capital directive by, or has adopted any board resolutions at the request of, the Federal Reserve, the FDIC, the OCC, the MOFR, the FOFR, the DOJ or any other applicable Governmental Authority

(a “Regulatory Agreement”), and neither Atlantic nor any of its Subsidiaries has been advised by the Federal Reserve, the FDIC, the OCC, the MOFR, the FOFR, the DOJ or any other applicable Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.
2.12Accounts.   Section 2.12 of the Disclosure Schedule contains a list of each and every bank and other institution in which Atlantic or any of its Subsidiaries maintains an account or safety deposit box, the account numbers and the names of all Persons who are presently authorized to draw thereon, have access thereto or give instructions regarding distribution of funds or assets therein.
2.13Loans; Nonperforming and Classified Assets; Allowance.
(a)   Except as provided for in the Allowance described in Section 2.13(d), all loans, lines of credit, letters of credit and other extensions of credit made by Atlantic Coast Bank or due to it (“Atlantic Loans”) are shown in the Atlantic Financial Statements and such Atlantic Loans: (i) are genuine, legal, valid and enforceable (except as enforceability may be limited by the General Enforceability Exceptions) obligations of the respective makers thereof; and (ii) to the knowledge of Atlantic, are not subject to any right of offset, rescission or set-off or any counterclaim or defense for which there is a reasonable possibility of an adverse determination to Atlantic Coast Bank.
(b)   All of the Atlantic Loans are evidenced by written agreements, true and correct copies of which will be made available to Ameris for examination prior to the Closing Date. All currently outstanding Atlantic Loans were solicited, originated and currently exist in material compliance with all Applicable Laws and Atlantic Coast Bank’s lending policies at the time of origination of such Atlantic Loans, and the loan documents with respect to each such Atlantic Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the Atlantic Loans that are not reflected in the written records of Atlantic Coast Bank. All of the Atlantic Loans are owned by Atlantic Coast Bank free and clear of any Liens, except for blanket Liens granted to the Federal Home Loan Bank. Except as set forth in Section 2.13(b) of the Disclosure Schedule, none of the Atlantic Loans are presently serviced by third parties, and there is no obligation which could result in any Atlantic Loan becoming subject to any third-party servicing.
(c)   Except as set forth in Section 2.13(c) of the Disclosure Schedule, as of the date hereof, no Atlantic Loans were over ninety (90) days delinquent in payment of principal or interest. Section 2.13(c) of the Disclosure Schedule contains a complete list of: (i) each Atlantic Loan that as of December 31, 2016 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Atlantic Coast Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Atlantic Loan and the identity of the borrower thereunder; and (ii) each asset of Atlantic Coast Bank that as of December 31, 2016 was classified as other real estate owned and the book value thereof as of December 31, 2016.
(d)   The allowance for loan and lease losses shown on the balance sheet of Atlantic included in the most recent Atlantic Financial Statements dated prior to the date of this Agreement (the “Allowance”) was, and the Allowance shown on the balance sheets of Atlantic included in the Atlantic Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to, or inherent in, the loan and lease portfolios (including accrued interest receivables, letters of credit and commitments to make loans or extend credit) by Atlantic as of the dates thereof.
2.14Liabilities.   Except: (a) those reflected in the Atlantic Financial Statements; (b) liabilities incurred since December 31, 2016 in the ordinary course of business; (c) liabilities incurred in connection with this Agreement and the transactions contemplated by this Agreement; and (d) as disclosed in Section 2.14 of the Disclosure Schedule, neither Atlantic nor any of its Subsidiaries has any debt, liability or obligation of any kind required to be shown pursuant to GAAP on the consolidated balance sheet of Atlantic, whether accrued, absolute, known or unknown, contingent or otherwise, including: (i) liability or obligation on account of any federal, state or local Taxes or penalty, interest or fines with respect to such

Taxes; (ii) liability arising from, or by virtue of, the distribution, delivery or other transfer or disposition of goods, personal property or services of any type, kind or variety; (iii) unfunded liability with respect to The Wealthy and Wise 401(k) Plan adopted by Atlantic Coast Bank (the “Atlantic 401(k) Plan”) or any other post-retirement life insurance, pension, profit sharing or employee stock ownership plan, whether operated by Atlantic or any other Person covering employees of Atlantic; or (iv) environmental liability.
2.15Absence of Changes.   Except as specifically provided for in this Agreement or specifically set forth in Section 2.15 of the Disclosure Schedule, since December 31, 2016:
(a)   there has been no change in any of Atlantic’s or any of its Subsidiaries’ relationships with customers, employees, lessors or others, other than changes in the ordinary course of business, none of which individually or in the aggregate has had, or which would reasonably be expected to have, a Material Adverse Effect;
(b)   there has been no damage, destruction or loss to the assets, properties or business of Atlantic or any of its Subsidiaries, whether or not covered by insurance, which has had, or which would reasonably be expected to have, a Material Adverse Effect;
(c)   the businesses of Atlantic and its Subsidiaries have been operated in the ordinary course;
(d)   the material properties and assets of Atlantic and its Subsidiaries used in their businesses have been maintained in good order, repair and condition, ordinary wear and tear excepted, except in such instances, individually or in the aggregate, which would not have, nor which would reasonably be expected to have, a Material Adverse Effect;
(e)   the books, accounts and records of Atlantic and its Subsidiaries have been maintained in the ordinary course of business and consistent with past practice;
(f)   there has been no declaration, setting aside or payment of any dividend or other distribution on or in respect of the capital stock of Atlantic or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice;
(g)   there has been no increase in any payment of or commitment to pay any bonus, profit sharing or other extraordinary compensation to any employee, officer, director or other service provider or any of their spouses, dependents or beneficiaries or any increase in the level of wages, salaries, bonus opportunities or employee benefits, or the adoption of new employee benefits to any employee, officer, director or other service provider or any of their spouses, dependents or beneficiaries;
(h)   there has been no change in the articles of incorporation or bylaws of Atlantic or the comparable governing documents of any of its Subsidiaries;
(i)   there has been no labor dispute, unfair labor practice charge or employment discrimination charge or, to the knowledge of Atlantic, any organizational effort by any union, or institution or threatened institution, of any effort, complaint or other proceeding in connection therewith, involving Atlantic or any of its Subsidiaries or affecting their operations;
(j)   there has been no issuance, sale, repurchase, acquisition or redemption by Atlantic or any of its Subsidiaries of any of its respective capital stock, bonds, notes, debt or other securities, or the issuance, sale, repurchase, acquisition or redemption by Atlantic or any of its Subsidiaries of any outstanding rights to acquire any of its respective capital stock, bonds, notes, debt or other securities, and there has been no modification or amendment of the rights of the holders of any outstanding capital stock, bonds, notes, debt or other securities thereof or of any outstanding rights to acquire any of its capital stock, bonds, notes, debt or other securities;
(k)   there have been no Liens or security interests (other than purchase money security interests arising in the ordinary course of business) created on or in (including any deposit for security) any asset or assets of Atlantic or any of its Subsidiaries or assumed by Atlantic or any of its Subsidiaries with respect to any asset or assets;

(l)   there has been no indebtedness or other liability or obligation (whether absolute, accrued, contingent or otherwise) incurred by Atlantic or any of its Subsidiaries which would be required to be reflected on a balance sheet of Atlantic prepared as of the date hereof in accordance with GAAP, except as incurred in the ordinary course of business and consistent with past practice;
(m)   no material obligation or liability of Atlantic or any of its Subsidiaries has been discharged or satisfied, other than in the ordinary course of business and consistent with past practice;
(n)   there have been no sales, transfers or other dispositions of any material asset or assets of Atlantic or any of its Subsidiaries, other than sales in the ordinary course of business and consistent with past practice; and
(o)   there has been no amendment, termination or waiver of any right of Atlantic or any of its Subsidiaries under any contract or agreement or governmental license, permit or permission which has had, or would reasonably be expected to have, a Material Adverse Effect.
2.16Litigation and Proceedings.   Except as set forth in Section 2.16 of the Disclosure Schedule, there are no actions, decrees, suits, counterclaims, claims, proceedings or governmental actions or investigations, pending or, to the knowledge of Atlantic, threatened against, by or affecting Atlantic or any of its Subsidiaries, or any officer, director, employee or agent in such person’s capacity as an officer, director, employee or agent of Atlantic or any of its Subsidiaries or relating to the business or affairs of Atlantic or its Subsidiaries, before any arbitrator or Governmental Authority, and no judgment, award, order or decree of any nature has been rendered against or with respect thereto by any arbitrator or Governmental Authority, nor does Atlantic or any of its Subsidiaries have, to the knowledge of Atlantic, any unasserted contingent liabilities.
2.17Permits; Compliance with Law.
(a)   Atlantic and its Subsidiaries have all permits, licenses, approvals, authorizations and registrations under all Applicable Law required for them to carry on their respective businesses as presently conducted (collectively, the “Permits”), except where the failure to obtain such Permits would not reasonably be expected to have a Material Adverse Effect. Atlantic and its Subsidiaries, as applicable, are in compliance in all material respects with the terms and conditions of each such Permit, and neither Atlantic nor any of its Subsidiaries has received any written notice that it is in violation of any of the terms or conditions of such Permits.
(b)   Atlantic and each of its Subsidiaries has complied in all material respects with all Laws applicable to it or its business. Section 2.17(b) of the Disclosure Schedule contains a list of any known violations of such Laws by any present officer, director or employee of Atlantic, and which resulted in any order, proceeding, judgment or decree which would be required to be disclosed pursuant to Item 401(f) of Regulation S-K promulgated by the SEC. No past violation of any such Law has occurred which could impair the right or ability of Atlantic or any of its Subsidiaries to conduct its respective business.
(c)   Except as set forth in Section 2.17(c) of the Disclosure Schedule, no notice, inquiry or warning from any Governmental Authority with respect to any failure or alleged or possible failure of Atlantic or any of its Subsidiaries to comply in any respect with any Law or order has been received, nor, to the knowledge of Atlantic, is any such notice or warning proposed or threatened.
(d)   For purposes of this Agreement, “Applicable Law” or “Law” means and includes: (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority as to which a party is subject; (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party as to which a party is subject; (iii) any judicial or administrative interpretation of the application of any Applicable Law described in the immediately preceding clause (i) or (ii); and (iv) any amendment or revision of any Applicable Law described in the immediately preceding clause (i), (ii) or (iii).
2.18 Investment Management and Related Activities.   Except as set forth in Section 2.18 of the Disclosure Schedule, none of Atlantic, any of its Subsidiaries or any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental

Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.
2.19Environmental.
(a)   Except as set forth in Section 2.19(a) of the Disclosure Schedule:
(i)   Neither Atlantic nor any of its Subsidiaries has caused or permitted the generation, manufacture, use, handling, release or presence of any Hazardous Substance on, in under or from any properties or facilities owned or leased by Atlantic or any of its Subsidiaries, or, to the knowledge of Atlantic, adjacent to any properties so owned or leased, in each case that requires notification, investigation or remediation pursuant to any Law of any Governmental Authority relating to pollution or the protection of the environment, including any Law relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants (each, an “Environmental Law”).
(ii)   there are no non-compliance orders, warning letters or notices of violations, actions, suits or other claims asserted or, to its knowledge, threatened against Atlantic or any of its Subsidiaries or administrative or judicial investigations arising from or relating to the environmental condition of any properties or facilities owned or leased by Atlantic or any of its Subsidiaries or the generation, manufacture, use, handling, release or presence of, any Hazardous Substance at any properties or facilities owned or leased by Atlantic or any of its Subsidiaries;
(iii)   Atlantic and its Subsidiaries have complied in all material respects with, and have kept all records and made all filings or reports required by, and are otherwise in compliance with, all Applicable Laws relating to the generation, manufacture, use, handling, release or presence of any Hazardous Substance on, in, under or from any properties or facilities owned or leased by Atlantic or any of its Subsidiaries;
(iv)   to the knowledge of Atlantic, the improvements on the properties or facilities owned or leased by Atlantic or any of its Subsidiaries are free from the presence or growth of mold, fungi, spores or bacteria that could be reasonably expected to cause material property damage or personal injury, and the improvements on the properties or facilities owned or leased or leased by Atlantic or any of its Subsidiaries are, and have been, reasonably free of conditions that could lead to the growth or presence of mold, fungi, spores or bacteria, including air conditioner malfunction, water intrusion, water leaks, sewage backflows and construction defects; and
(v)   to the knowledge of Atlantic, there are not now nor have there ever been any underground storage tanks for the storage of any Hazardous Substance on, in or under any properties or facilities owned or leased by Atlantic or any of its Subsidiaries.
(b)   Neither Atlantic nor, to the knowledge of Atlantic, any of its Subsidiaries, officers, directors, employees or agents, or any of such Subsidiaries’ officers, directors, employees or agents, in the course of such individual’s employment by Atlantic or any of its Subsidiaries, has given advice with respect to, or participated in any respect in, the management or operation of any Person regarding the generation, storage, handling, disposal, transfer, production, use or processing of any Hazardous Substance.
(c)   To the knowledge of Atlantic, neither Atlantic nor Atlantic Coast Bank has foreclosed on any property on which there is a threatened release of any Hazardous Substance or on which there has been a release and remediation has not been completed to the extent required by Environmental Laws.
(d)   Neither Atlantic nor, to the knowledge of Atlantic, any of its Subsidiaries, officers, directors, employees or agents, or any of such Subsidiaries’ officers, directors, employees or agents, has been told of or has observed the presence of any Hazardous Substance on, in, under or around property on which Atlantic or any of its Subsidiaries holds a legal or security interest, in violation of, or creating a liability under, any Environmental Law.

(e)   Atlantic has delivered to Ameris true, correct and complete copies of all reports or tests with respect to compliance of any of the properties or facilities owned or leased by Atlantic or any of its Subsidiaries with any Environmental Laws or the presence of Hazardous Substances that were prepared for Atlantic or any of its Subsidiaries or prepared for other Persons and are in the possession, custody or control of Atlantic or any of its Subsidiaries.
(f)   For purposes of this Agreement, the term “Hazardous Substance” means (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law; provided, however, that the term “Hazardous Substance” shall not include those substances which are normally and reasonably used or present in connection with the development, occupancy or operation of office buildings (such as cleaning fluids and supplies normally used in the day-to-day operation of business offices) in quantities reasonable in relation to such use and in compliance with Applicable Law or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.
2.20Insurance.
(a)   Section 2.20(a) of the Disclosure Schedule contains a complete list and description (including the expiration date, premium amount, deductibles and coverage thereunder) of all policies of insurance and bonds presently maintained by, or providing coverage for, Atlantic or any of its Subsidiaries or through Atlantic or any of its Subsidiaries for any of such party’s officers, directors and employees, that are in full force and effect, together with a complete list of all pending claims under any of such policies or bonds. All material terms, obligations and provisions of each of such policies and bonds have been complied with, all premiums due thereon have been paid and no notice of cancellation with respect thereto has been received. Such policies and bonds provide adequate coverage to insure the properties and businesses of Atlantic and its Subsidiaries and the activities of the officers, directors and employees of Atlantic and its Subsidiaries against such risks and in such amounts as are reasonable and customary. Neither Atlantic nor any of its Subsidiaries, as of the Closing Date, will have any liability for premiums or for retrospective premium adjustments for any period prior to the Closing Date. Atlantic has heretofore made available to Ameris a true, correct and complete copy of each insurance policy and bond currently in effect with respect to the business and affairs of Atlantic or any of its Subsidiaries.
(b)   The value of all bank-owned life insurance owned by Atlantic or Atlantic Coast Bank is and has been fairly and accurately reflected in the balance sheets included in the Atlantic Financial Statements in accordance with GAAP.
2.21Trust Business; Administration of Fiduciary Accounts.   Atlantic and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and Applicable Laws. Neither Atlantic nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
2.22Compliance.   To the knowledge of Atlantic, no facts or circumstances exist which would cause Atlantic Coast Bank: (a) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S.Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law, the Truth in Lending Act and Regulation Z, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau or any regulations relating to unfair, deceptive or abusive acts and practices under Applicable Law; or (c) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Atlantic Coast Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Atlantic Coast Bank has adopted and Atlantic Coast Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Other than investments to satisfy regulatory requirements, neither Atlantic nor Atlantic Coast Bank is a party to any agreement with any Person regarding Community Reinvestment Act matters.
2.23Contracts and Commitments.   Section 2.23 of the Disclosure Schedule contains a list identifying all written contracts, purchase orders, agreements, security deeds, guaranties or commitments (other than loans, loan commitments and deposits made by or with Atlantic Coast Bank in the ordinary course of business) to which Atlantic or any of its Subsidiaries is a party or by which Atlantic or any of its Subsidiaries may be bound involving the payment or receipt, actual or contingent, of more than $100,000 or having a term or requiring performance over a period of more than one (1) year and requiring payment of more than $50,000 per year (collectively, the “Material Contracts”). Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, and, to the knowledge of Atlantic, constitutes a legal and binding obligation of the respective parties thereto and is not the subject of any notice of default, termination, partial termination or of any ongoing, pending, completed or threatened investigation, inquiry or other proceeding or action that may give rise to any notice of default, termination or partial termination that would be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect. A true and complete copy of each Material Contract has been made available to Ameris.
2.24Licenses; Intellectual Property.   Atlantic and its Subsidiaries have all patents, trademarks, trade names, service marks, copyrights, trade secrets and know-how reasonably necessary to conduct their respective businesses as presently conducted. To the knowledge of Atlantic, there are no rights of third parties with respect to any trademark, service mark, trade secrets, confidential information, trade name, patent, patent application, copyright, invention, device or process owned or used by Atlantic or any of its Subsidiaries or presently expected to be used by Atlantic or any of its Subsidiaries in the future. All patents, copyrights, trademarks, service marks, trade names and applications therefor or registrations thereof, owned or used by Atlantic or any of its Subsidiaries, are listed in Section 2.24 of the Disclosure Schedule. Atlantic and its Subsidiaries have complied with all Applicable Laws relating to the filing or registration of fictitious names or trade names.
2.25Personal Property.   Either Atlantic or a Subsidiary of Atlantic has good and marketable title to all material personal property, tangible and intangible, reflected in the most recent Atlantic Financial Statements (except as since sold or otherwise disposed of by it in the ordinary course of business), free and clear of all Liens of any kind or character, except: (a) those referred to in the notes to the Atlantic Financial Statements as securing specified liabilities (with respect to which no default exists or, to the knowledge of Atlantic, is claimed to exist); and (b) those described in Section 2.25 of the Disclosure Schedule.
2.26Atlantic Leases.
(a)   All leases (the “Atlantic Leases”) pursuant to which Atlantic or any of its Subsidiaries is lessor or lessee of any real or material personal property (such property, the “Leased Property”) are set forth in Section 2.26(a) of the Disclosure Schedule. All Atlantic Leases are valid and enforceable in accordance with their terms, subject to the General Enforceability Exceptions; there is not under any of the Atlantic Leases any material default or any claimed default by Atlantic or any of its Subsidiaries, the lessor (where Atlantic or any of its Subsidiaries is the lessee under an Atlantic Lease) or the lessee (where Atlantic or any of its Subsidiaries is the lessor under an Atlantic Lease), or event of material default or event which with notice or lapse of time, or both, would constitute a material default by Atlantic or any of its Subsidiaries, the lessor (where Atlantic or any of its Subsidiaries is the lessee under an Atlantic Lease) or the lessee (where Atlantic or any of its Subsidiaries is the lessor under an Atlantic Lease) and in respect of which adequate steps have not been taken to prevent a default from occurring if Atlantic or any of its Subsidiaries is the party in breach.

(b)   Copies of the Atlantic Leases have been furnished or made available by Atlantic to Ameris and such copies are true, correct and complete in all material respects, and the Atlantic Leases have not been modified other than pursuant to amendments, copies of which have been concurrently delivered or made available to Ameris, and which are in full force and effect in accordance with their terms.
(c)   There are no contractual obligations, agreements in principle or present plans for Atlantic or any of its Subsidiaries to enter into new leases of real property or to renew or amend existing Atlantic Leases prior to the Closing Date.
2.27Real Property.
(a)   Neither Atlantic nor any of its Subsidiaries owns any interest in any real property (other than as lessee) except as set forth in Section 2.27(a) of the Disclosure Schedule (such properties being referred to herein as “Atlantic Realty”). Either Atlantic or a Subsidiary of Atlantic has good title to the Atlantic Realty, and neither Atlantic nor any of its Subsidiaries has encumbered any of the Atlantic Realty with a mortgage, deed of trust or other monetary lien that has not been satisfied or cancelled.
(b)   The interests of Atlantic or its Subsidiaries in the Atlantic Realty and in and under each of the Atlantic Leases are free and clear of any and all Liens and are subject to no present claim, contest, dispute, action or, to the knowledge of Atlantic, threatened action at law or in equity.
(c)   The present use and operations of, and improvements upon, the Atlantic Realty and all real properties included in the Leased Properties (the “Atlantic Leased Real Properties”) are in material compliance with all applicable building, fire, zoning and other Applicable Laws and with all matters of record, no notice of any violation or alleged violation thereof has been received and there are no proposed changes therein that would affect the Atlantic Realty, the Atlantic Leased Real Properties or their uses.
(d)   No rent has been paid in advance and no security deposit has been paid by, nor is any brokerage commission payable by or to, Atlantic or any of its Subsidiaries with respect to any Atlantic Lease, in each case, in any material amount.
(e)   Atlantic is not aware of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the Atlantic Realty or the Atlantic Leased Real Properties which may adversely affect the Atlantic Realty or the Atlantic Leased Real Properties, or their current use or the use currently contemplated by Atlantic or any of its Subsidiaries.
(f)   Except as set forth in Section 2.27(f) of the Disclosure Schedule, the buildings and structures owned, leased or used by Atlantic or any of its Subsidiaries are, taken as a whole, in good operating order (except for ordinary wear and tear), usable in the ordinary course of business, and are sufficient and adequate to carry on the business and affairs of Atlantic and its Subsidiaries.
2.28Employee Benefits.
(a)   Except as set forth in Section 2.28(a) of the Disclosure Schedule, neither Atlantic nor any of its Subsidiaries provides or is obligated to provide, contributes to or is obligated to contribute to, directly or indirectly, nor has any material liability (direct, indirect, contingent, as the result of any indemnity or guaranty or ERISA Affiliate or otherwise) for, any compensation, bonuses, incentives or benefits for any current or former employees, officers, directors or independent contractors or their spouses, dependents or beneficiaries, including: (i) any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA); (ii) any employment, consulting, severance, change in control, transaction bonus, retention or other similar agreement or plan; or (iii) any post-retirement life insurance, pension, profit sharing, stock option, restricted stock or units, equity or equity-based compensation or other forms of incentive or deferred compensation, retirement, bonus, hospitalization, severance, medical, insurance, life, vacation, fringe benefits, perks or other material employee benefits under any plan, practice, agreement or understanding (individually an “Atlantic Plan” and, collectively, the “Atlantic Plans”).

(b)   Section 2.28(b) of the Disclosure Schedule lists separately any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), sponsored, maintained or contributed to by Atlantic or its ERISA Affiliates or with respect to which Atlantic or any of its ERISA Affiliates has any liability (direct or indirect, contingent, as the result of any indemnity or guaranty or otherwise) (collectively, “ERISA Plans”). True, correct and complete copies of all ERISA Plans and, to the extent applicable, all related trust agreements, insurance contracts, summary plan descriptions, Internal Revenue Service (the “IRS”) determination letters and filings, the past three (3) years of actuarial reports and valuations, the three (3) most recent annual reports and Form 5500 filings (including attachments) and all material correspondence relating to any ERISA Plan from or with any Governmental Authority in the last three (3) years, have been delivered to Ameris.
(c)   Atlantic and its ERISA Affiliates are not currently and have never in the past six (6) years been required to contribute to or had any liability (direct or indirect, contingent, as the result of any indemnity or guaranty or otherwise) with respect to: (i) a multiemployer plan as defined in Section 3(37)(A) or 4001(a)(3) of ERISA; (ii) an employee benefit plan within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code; (iii) a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA; or (iv) a multiple employer welfare plan within the meaning of Section 3(40)(A) of ERISA. For purposes of this Agreement, the term “ERISA Affiliate” means any Person within the meaning of Section 3(9) of ERISA, or any trade or business (whether or not incorporated), that, together with Atlantic or any of its Subsidiaries, would be treated at the relevant time as a single employer within the meaning of Section 414 of the Code or 4001(a) of ERISA.
(d)   Each Atlantic Plan has been established, operated and administered in all material respects in accordance with its terms and in accordance with, and has been amended to comply with (unless such amendment is not yet required), all Applicable Laws, including ERISA, the Code and the regulations issued under ERISA and the Code. With respect to each Atlantic Plan, other than routine claims for benefits submitted in the ordinary course of the benefits process and in accordance with the express terms of such Atlantic Plans, no litigation or administrative or other proceeding is pending or, to the knowledge of Atlantic, threatened involving such Atlantic Plan or any of its assets or fiduciaries. With respect to each Atlantic Plan, neither Atlantic nor any of its Subsidiaries or any of their respective directors, officers, employees or agents or any fiduciary of any Atlantic Plan has been engaged in or been a party to any transaction relating to the Atlantic Plan which could reasonably be expected to constitute a breach of fiduciary duty under ERISA or a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code), unless such transaction is specifically permitted under Sections 407 or 408 of ERISA, Section 4975 of the Code or a class or administrative exemption issued by the Department of Labor. Each Atlantic Plan that is a group health plan within the meaning of Section 607(l) of ERISA and Section 4980B of the Code is in material compliance with: (i) the continuation coverage requirements of Section 501 of ERISA and Section 4980B of the Code and other Applicable Laws; and (ii) the applicable requirements of the Patient Protection and Affordable Care Act, as amended.
(e)   With respect to each Atlantic Plan, all contributions or other remittances required by such plan or Applicable Law have been made, or will be made, on a timely basis.
(f)   Each Atlantic Plan that is intended to be qualified under Section 401(a) of the Code, and its related trust, respectively, has received a favorable determination letter (or opinion letter) from the IRS as to the qualification of such plan and the tax-exempt status of the related trust (or has filed with the IRS a request for such a determination letter within the applicable remedial amendment period or is a prototype plan for which the prototype plan sponsor has received a favorable opinion letter or advisory opinion from the IRS as to the qualification of the prototype plan on which Atlantic or its applicable Subsidiary may rely) and, to the knowledge of Atlantic, no event has occurred, and no condition exists, that would reasonably be expected to cause the loss of such qualified or tax-exempt status or the imposition of any liability, tax or penalty under ERISA or the Code.
(g)   Neither Atlantic nor any of its Subsidiaries provides or has any obligation to provide benefits, including death, health, post-retirement life insurance or medical benefits (whether or not insured), with respect to current or former employees of Atlantic or any of its Subsidiaries or their spouses, dependents or beneficiaries beyond the employees’ retirement or other termination of employment or service with Atlantic or any of its Subsidiaries, other than coverage mandated by Applicable Law and at the sole expense of such employees or their spouses, dependents or beneficiaries.
(h)   Except as set forth in Section 2.28(h) of the Disclosure Schedule, neither this Agreement nor any transaction contemplated hereby (either alone or in combination with any other event) will: (i) entitle any current or former employee, officer, director or other service provider of Atlantic or any of its Subsidiaries to any payment or benefit, including any bonus, retention, severance pay, retirement pay, unemployment compensation or any similar or other payment; (ii) accelerate the time of payment or vesting of, or increase the amount of compensation or benefits due any such employee, officer, director or other service provider; (iii) increase any benefits, or accelerate the time of payment or any benefits, otherwise payable under any Atlantic Plan; (iv) trigger any material obligation under any Atlantic Plan, including any funding thereof; or (v) cause the payment of any “excess parachute payment” (as defined in Section 280G of the Code). No Atlantic Plan provides for the gross up of Taxes under Code Sections 409A or 4999.
(i)   Each Atlantic Plan that is subject to Section 409A of the Code has been maintained in written form, and administered and operated, in compliance in all material respects with Section 409A of the Code and the regulations and rulings thereunder.
(j)   There is no audit or investigation pending with respect to any Atlantic Plan before any Governmental Authority and, to the knowledge of Atlantic, no such audit or investigation is threatened.
(k)   Atlantic has properly accrued on its financial statements in all material respects the correct number of days for all vacation, sick leave, personal time and paid time off credited to employees and individual consultants of Atlantic or any of its Subsidiaries as of the date of such financial statements. Atlantic or its applicable Subsidiary has, for each Atlantic Plan and all other purposes, including Taxes and participation in Atlantic Plans, correctly classified all natural persons and, if applicable, their disregarded entities providing services to Atlantic or any of its Subsidiaries as common law employees or independent contractors, as appropriate.
(l)   Neither Atlantic nor any of its Subsidiaries has entered into any commitment to modify or amend any Atlantic Plan (other than in the ordinary course and consistent with past practice or as required by Applicable Law) or to establish any new benefit plan, program or arrangement. There has been no amendment to any Atlantic Plan, interpretation or announcement by Atlantic or any of its Subsidiaries relating to any Atlantic Plan or written notice or arrangement, or change in eligibility, participation or coverage under any Atlantic Plan, that would increase the expense of maintaining any such Atlantic Plan above the level of expense incurred or with respect to such Atlantic Plan for the most-recently completed fiscal year of Atlantic and its Subsidiaries.
(m)   Each pension plan, within the meaning of Section 3(2) of ERISA, that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. No assets of any such pension plan have been set aside to pay the obligations under such pension plan in a rabbi trust or otherwise.
(n)   The Atlantic Coast Financial Corporation Employee Stock Ownership Plan (the “Atlantic ESOP”) grants to its participants full voting rights as to all shares of Atlantic Common Stock held by the Atlantic ESOP on behalf of such participants and that have been allocated to their accounts.
2.29Employment and Labor Matters.   Neither Atlantic nor any of its Subsidiaries is, or has been, a party to any collective bargaining agreement or agreement of any kind with any union or labor organization or to any agreement with any of its employees which is not terminable at will or upon ninety (90) days’ notice at the election of, and without cost or penalty to, Atlantic or any of its Subsidiaries. Neither Atlantic nor any of its Subsidiaries has received at any time in the past five (5) years any demand for recognition from any union, and no attempt has been made during such time to organize any of its employees. Atlantic and its Subsidiaries have complied in all material respects with all obligations under the National Labor Relations Act, as amended, the Age Discrimination in Employment Act, as amended, and all other federal, state and local labor Laws applicable to employees. Except as described in Section 2.29 of the Disclosure Schedule: (a) there are no unfair labor practice charges pending or, to the knowledge of Atlantic, threatened against Atlantic or any of its Subsidiaries; and (b) there are, and in the past three (3) years there have been, no charges, complaints, claims or proceedings, pending, or to the knowledge of Atlantic, threatened against, or involving, as the case may be, Atlantic or any of its Subsidiaries with respect to any alleged violation of any wage and hour Laws, age discrimination act Laws, employment discrimination Laws or any other claims arising out of any employment relationship as to any of employee of Atlantic or any of its Subsidiaries or as to any person seeking employment therefrom, and no such violations exist. All employees and independent contractors of Atlantic and its Subsidiaries are properly classified as such for all purposes, including the Atlantic Plans.
2.30Related-Party Transactions.   Except for: (a) loans and extensions of credit made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by Atlantic or any of its Subsidiaries with other Persons who are not affiliated with Atlantic or any of its Subsidiaries, and which do not involve more than the normal risk of repayment or present other unfavorable features; (b) deposits, all of which are on terms and conditions identical to those made available to all customers of Atlantic Coast Bank at the time such deposits were entered into; and (c) transactions specifically described in Section 2.30 of the Disclosure Schedule, there are no contracts with or commitments to present or former five percent (5%) or greater stockholders, directors, officers or employees involving the expenditure of more than $50,000 as to any one individual, including with respect to any business directly or indirectly controlled by any such Person, or $100,000 for all such contracts or commitments in the aggregate for all such individuals (other than contracts or commitments relating to services to be performed by any officer, director or employee as a currently-employed employee of Atlantic or any of its Subsidiaries).
2.31Approvals, Consents and Filings.   Except for the Required Regulatory Approvals, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; or (b) violate any Law applicable to Atlantic or any of its Subsidiaries or any assets or properties of Atlantic or any of its Subsidiaries. Atlantic has no knowledge of any fact or condition that would prevent or materially impede or delay Ameris and Atlantic from obtaining the Required Regulatory Approvals without the imposition of any Burdensome Regulatory Condition.
2.32Absence of Brokers.   Except for Hovde Group, LLC (“Hovde”) and B. Riley FBR, Inc. (“B. Riley FBR”), which have provided financial advisory services to Atlantic, no broker, finder or other financial consultant has acted on behalf of Atlantic or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Section 2.32 of the Disclosure Schedule sets forth the fees and expenses that that are currently owed to Hovde and to B. Riley FBR and that will be owed to Hovde and to B. Riley FBR as a result of the consummation of the transactions contemplated by this Agreement.
2.33Fairness Opinion.   Prior to the execution of this Agreement, Atlantic has received an opinion from Hovde to the effect that, as of the date of such opinion and based on and subject to the matters set forth in such opinion, the Merger Consideration is fair to the stockholders of Atlantic from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. Atlantic has provided Ameris with a true and complete copy of such opinion for informational purposes.
2.34Takeover Laws and Provisions.   Atlantic has taken all necessary action, if any, to render inapplicable to this Agreement, the Merger and the other transactions contemplated in this Agreement the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested stockholder or similar Law or, if applicable, any shareholder rights or poison pill agreement or similar agreement applicable with respect to Atlantic. No “fair price” Law or similar provision of the articles of incorporation of Atlantic or bylaws of Atlantic is applicable to this Agreement and the transactions contemplated hereby.

2.35 Information Supplied.   None of the information supplied or to be supplied by Atlantic or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Atlantic Proxy Materials, on the date such Atlantic Proxy Materials (or any amendment or supplement thereto) are first mailed to the stockholders of Atlantic or at the time of the Special Meeting, (b) the Ameris Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Atlantic incorporated by reference in the Atlantic Proxy Materials, the Ameris Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Atlantic with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Ameris or its Subsidiaries for inclusion in the Atlantic Proxy Materials or the Ameris Registration Statement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF AMERIS
As an inducement to Atlantic to enter into this Agreement and to consummate the transactions contemplated hereby, Ameris represents and warrants as follows:
3.1Corporate Status.   Ameris is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia. Ameris Bank is a Georgia bank duly organized, validly existing and in good standing under the Laws of the State of Georgia. Ameris and Ameris Bank have all of the requisite corporate power and authority and are entitled to own or lease their respective properties and assets and to carry on their businesses as and in the places where such properties or assets are now owned, leased or operated and such businesses are now conducted.
3.2Authority; Enforceability.
(a)   Subject to receipt of the Required Regulatory Approvals and the approval of the Atlantic stockholders, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both:
(i)   violate any provision of federal or state Law applicable to Ameris or any of its Subsidiaries, the violation of which would be reasonably expected to have a Material Adverse Effect;
(ii)   violate any provision of the articles of incorporation or bylaws of Ameris or the comparable governing documents of any of its Subsidiaries;
(iii)   conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement or commitment to which Ameris or any of its Subsidiaries is a party, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
(iv)   constitute a violation of any order, judgment or decree to which Ameris or any of its Subsidiaries is a party, or by which Ameris or any of its Subsidiaries, or any of their respective assets or properties, is bound, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; or
(v)   result in the creation or imposition of any Lien, security interest, equity or restriction of any nature whatsoever in favor of any third party upon any assets or properties of Ameris or any of its Subsidiaries.
(b)   Ameris and Ameris Bank each have the full power and authority to enter into and perform this Agreement and, as applicable, the Bank Merger Agreement, and the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and, as applicable, the Bank Merger Agreement, by Ameris and Ameris Bank and the consummation by Ameris and Ameris Bank of the transactions contemplated hereby and thereby have been duly and validly approved by

Ameris and Ameris Bank, including all necessary action by the boards of directors of Ameris and Ameris Bank. No other corporate proceedings are necessary on the part of Ameris or Ameris Bank to authorize the execution, delivery and performance of this Agreement and, as applicable, the Bank Merger Agreement, by Ameris and Ameris Bank and the consummation by Ameris and Ameris Bank of the transactions contemplated hereby and thereby. Assuming this Agreement constitutes the valid and binding obligation of Atlantic, this Agreement constitutes the valid and binding obligation of Ameris and is enforceable in accordance with its terms, except as limited by the General Enforceability Exceptions.
3.3Capital Structure.
(a)   As of the date of this Agreement, Ameris has authorized capital stock consisting solely of: (i) 100,000,000 shares of Ameris Common Stock, of which 37,231,049 shares were issued and outstanding as of November 3, 2017 (exclusive of 92,000 shares reserved for issuance upon exercise of outstanding options to acquire shares of Ameris Common Stock); and (ii) 5,000,000 shares of preferred stock, none of which are issued and outstanding as of the date hereof. All of the issued and outstanding shares of Ameris Common Stock are duly and validly issued, fully paid and nonassessable and were offered, issued and sold in compliance with all Applicable Law. No Person has any right of rescission or, to the knowledge of Ameris, claim for damages under Applicable Laws with respect to the issuance of any shares of Ameris Common Stock previously issued. None of the shares of Ameris Common Stock has been issued in violation of any preemptive or other rights of its respective stockholders.
(b)   All of the issued and outstanding shares of capital stock of Ameris Bank are, on the date of this Agreement, and on the Closing Date will be, held by Ameris.
3.4Financial Statements.
(a)   The financial statements of Ameris and its Subsidiaries included (or incorporated by reference) in the Ameris Exchange Act Reports, including the related notes, where applicable, (i) have been prepared from, and are in accordance with, the books and records of Ameris and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Ameris and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.
(b)   Ameris and its Subsidiaries have maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No changes have been made to Ameris’s internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act, since December 31, 2016 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
3.5Disclosure Reports.
(a)   Ameris has a class of securities registered pursuant to Section 12(b) of the Exchange Act. Ameris has timely filed all forms, proxy statements, reports, schedules and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act, required to be filed by the Exchange Act since January 1, 2015 (the “Ameris Exchange Act Reports”). The Ameris Exchange Act Reports: (a) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the applicable requirements of the securities Laws and other Applicable Laws; and (b) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each offering or sale of securities by Ameris: (x) was either registered under the Securities Act or made pursuant to a valid exemption from registration; (y) complied in all material respects with the applicable requirements of the securities Laws and other Applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker/dealer registration requirements; and (z) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary to make the statements in such documents, in light of the circumstances under which they were made, not misleading.
(b)   The information contained in the Ameris Exchange Act Reports shall be deemed to qualify all representations and warranties contained in this Article III to the extent applicable.
3.6Regulatory Reports.   The year-end Reports of Condition and Income filed by Ameris Bank with the FDIC and the Forms F.R. Y-6 and F.R. Y-9SP filed by Ameris with the Federal Reserve for or during each of the three (3) years ended December 31, 2016, 2015 and 2014, together with all such other reports filed by Ameris and Ameris Bank for or during the same three (3)-year period with the Georgia Department of Banking and Finance (the “GDBF”), if any, and with any other applicable Governmental Authorities, have been prepared in all material respects in accordance with Applicable Laws applied on a basis consistent with prior periods and contain all information required to be presented therein in accordance with such Applicable Laws.
3.7Enforcement Actions.   Except for a Consent Order issued by the FDIC and the GDBF, dated December 16, 2016, neither Ameris nor any of its Subsidiaries is subject to, bound by or a party to any Regulatory Agreement with or issued by the Federal Reserve, the FDIC, the GDBF, the FOFR, the DOJ or any other applicable Governmental Authority, and neither Ameris nor any of its Subsidiaries has been advised by the Federal Reserve, the FDIC, the GDBF, the FOFR, the DOJ or any other applicable Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.
3.8Absence of Changes.   Since December 31, 2016, there has been no change in the business, assets, liabilities, results of operations or financial condition of Ameris or any of its Subsidiaries, or in any of Ameris’s or any of its Subsidiaries’ relationships with customers, employees, lessors or others, other than changes in the ordinary course of business, none of which individually or in the aggregate has had, or which would reasonably be expected to have, a Material Adverse Effect.
3.9Litigation and Proceedings.   Except as would not be reasonably likely to have a Material Adverse Effect, there are no actions, decrees, suits, counterclaims, claims, proceedings or governmental actions or investigations pending or, to the knowledge of Ameris, threatened against, by or affecting Ameris or any of its Subsidiaries, or any officer, director, employee or agent in such person’s capacity as an officer, director, employee or agent of Ameris or any of its Subsidiaries or relating to the business or affairs of Ameris or its Subsidiaries, in any court or before any arbitrator or Governmental Authority, and no judgment, award, order or decree of any nature has been rendered against or with respect thereto by any arbitrator or Governmental Authority, nor does Ameris or any of its Subsidiaries have, to the knowledge of Ameris, any unasserted contingent liabilities.
3.10Compliance.   To the knowledge of Ameris, no facts or circumstances exist which would cause Ameris Bank: (a) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law, the Truth in Lending Act and Regulation Z, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any

regulations promulgated by the Consumer Financial Protection Bureau or any regulations relating to unfair, deceptive or abusive acts and practices under federal or state Law; or (c) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Ameris Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Ameris Bank has adopted and Ameris Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Other than investments to satisfy regulatory requirements, neither Ameris nor Ameris Bank is a party to any agreement with any Person regarding Community Reinvestment Act matters.
3.11Approvals, Consents and Filings.   Except for the Required Regulatory Approvals, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; or (b) violate any Law applicable to Ameris or any of its Subsidiaries or any assets or properties of Ameris or any of its Subsidiaries. Ameris has no knowledge of any fact or condition that would prevent or materially impede or delay Ameris and Atlantic from obtaining the Required Regulatory Approvals without the imposition of any Burdensome Regulatory Condition.
3.12Absence of Brokers.   Except for Keefe, Bruyette & Woods, Inc., which has provided financial advisory services to Ameris, no broker, finder or other financial consultant has acted on behalf of Ameris or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
3.13Tax Returns; Taxes.
(a)   Each of Ameris and Ameris Bank has: (i) duly and timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it (taking into account any applicable extensions) and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all Applicable Laws; and (ii) timely paid all Taxes due and owing from it (whether or not shown due on any Tax Returns). Neither Ameris nor Ameris Bank is currently the beneficiary of any extension of time within which to file any Tax Return. To the knowledge of Ameris, no claim has ever been made by a Governmental Authority in a jurisdiction where Ameris and Ameris Bank do not file Tax Returns that Ameris or Ameris Bank is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Ameris or Ameris Bank.
(b)   Neither Ameris nor Ameris Bank has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(c)   No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Ameris or Ameris Bank. Neither Ameris nor Ameris Bank has received from any Governmental Authority (including jurisdictions where Ameris or Ameris Bank has not filed Tax Returns) any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against Ameris or Ameris Bank.
(d)   Neither Ameris nor Ameris Bank has taken any action, failed to take any action or knows of any fact that would be reasonably expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.14Financing.   Ameris has, or will have available to it, prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.
3.15Information Supplied.   None of the information supplied or to be supplied by Ameris or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Atlantic Proxy Materials, on the date such Atlantic Proxy Materials (or any amendment or supplement thereto) are first mailed to the stockholders of Atlantic or at the time of the Special Meeting, (b) the Ameris Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Ameris incorporated by reference in the Atlantic Proxy Materials, the Ameris Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Ameris with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Atlantic or its Subsidiaries for inclusion in the Atlantic Proxy Materials or the Ameris Registration Statement.
ARTICLE IV
CONDUCT OF BUSINESS OF ATLANTIC PENDING CLOSING
During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, required by Applicable Law or consented to in writing by Ameris (which consent shall not be unreasonably withheld, conditioned or delayed):
4.1Conduct of Business.   Atlantic will, and will cause its Subsidiaries to, conduct its business only in the ordinary course and not incur any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business, including any credit arrangements with any Federal Home Loan Bank in the ordinary course of business). Furthermore, Atlantic shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof).
4.2Maintenance of Properties.   Atlantic will, and will cause its Subsidiaries to, maintain its properties and assets in good operating condition, ordinary wear and tear excepted.
4.3Insurance.   Atlantic will, and will cause its Subsidiaries to, maintain and keep in full force and effect all of the material insurance referred to in Section 2.20(a) or other insurance equivalent thereto.
4.4Capital Structure.   Except upon the exercise of Atlantic Stock Options, Atlantic shall not make a change in the authorized or issued capital stock or other securities of Atlantic or any of its Subsidiaries. Atlantic shall not issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of Atlantic or any of its Subsidiaries.
4.5Dividends.   No dividend, distribution or payment will be declared or made in respect of the Atlantic Stock.
4.6Amendment of Articles of Incorporation or Bylaws; Corporate Existence.   Atlantic shall not amend its articles of incorporation or bylaws, or permit any of its Subsidiaries to amend any comparable governing document, and Atlantic will maintain its corporate existence and powers, and that of its Subsidiaries.
4.7No Acquisitions.   Atlantic shall not, and shall not permit any of its Subsidiaries to, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to Atlantic.
4.8No Real Estate Acquisitions or Dispositions.   Atlantic shall not, and shall not permit any of its Subsidiaries to, sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein (except for sales in the ordinary course of business, including sales of other real estate owned and properties under contract at or above Atlantic’s carrying value as of the date hereof), and Atlantic shall not, and shall not permit any of its Subsidiaries to, except in the ordinary course of business, sell or transfer, mortgage, pledge or subject to any Lien any other tangible or intangible asset.
4.9Loans.   Atlantic shall provide Ameris with five (5) Business Days’ prior notice before Atlantic Coast Bank’s execution of an agreement to make any loan or extension of credit in an amount in excess of $1,000,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of  $1,000,000). Atlantic shall not, and shall not permit Atlantic Coast Bank to, renew or amend any existing loan or extension of credit that is characterized as “Special Mention”, “Substandard”, “Doubtful” or “Loss” in the books and records of Atlantic (each a “Classified Asset”); provided, however, that, if Atlantic shall request the prior approval of Ameris in accordance with this Section 4.9 to amend or renew any existing loan that is a Classified Asset, and Ameris shall not have disapproved such request in writing within five (5) Business Days upon receipt of such request from Atlantic, then such request shall be deemed to be approved by Ameris and Atlantic may make the loan or extend the credit referenced in such request on the terms described in such request.
4.10Allowance.   Atlantic shall not make a material change to its methodology for determining the Allowance.
4.11Banking Arrangements.   Atlantic shall not, and shall not permit any of its Subsidiaries to, make any change in the banking and safe deposit arrangements referred to in Section 2.12, other than in the ordinary course of business, consistent with past practice.
4.12Atlantic Offices.   Atlantic shall not, and shall not permit any of its Subsidiaries to, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Atlantic or any of its Subsidiaries.
4.13Contracts.   Except in the ordinary course of business, Atlantic shall not, and shall not permit any of its Subsidiaries to, terminate, materially amend or waive any material right under any Material Contract or enter into any contract that would constitute a Material Contract if it were in effect on the date of this Agreement.
4.14Books and Records.   The books and records of Atlantic and its Subsidiaries will be maintained in the usual, regular and ordinary course.
4.15Taxes and Tax Returns.   Atlantic shall not, and shall not permit any of its Subsidiaries to, prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make any election or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; make or change any express or deemed election related to Taxes; change an annual accounting period; adopt or change any method of accounting; file an amended Tax Return; surrender any right to claim a refund of Taxes; enter into any closing agreements with respect to Tax; or consent to any extension or waiver of the limitation period applicable to any Tax proceedings relating to Atlantic.
4.16Advice of Changes.   Atlantic shall promptly advise Ameris orally and in writing of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect.
4.17Reports.   Atlantic and its Subsidiaries shall file all reports required to be filed with any Governmental Authorities between the date of this Agreement and the Closing Date and shall deliver to Ameris copies of all such reports promptly after the same are filed.
4.18Benefit Plans and Programs; Severance or Termination Payments.   Atlantic shall not, and shall not permit any of its Subsidiaries to, adopt any new benefit plans or programs or amend any existing benefit plans or programs, the effect of which is to increase benefits to any current or former employees, directors, officers or independent contractors or their spouses, dependents or beneficiaries or otherwise increase the costs or liabilities of Atlantic or its Subsidiaries or successors. Except as described in Section 4.18 of the Disclosure Schedule, Atlantic shall not, and shall not permit any of its Subsidiaries to, grant or enter into any new employment agreement, retention arrangement, severance pay, termination pay, retention pay, change in control or transaction or deal bonus or arrangement or other Atlantic Plan.
4.19Limitation on Discussion with Others.
(a)   Atlantic shall not, and shall not authorize or permit any of its Subsidiaries, affiliates, officers, directors, employees, agents or advisors to, directly or indirectly, solicit, initiate or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider an Acquisition Proposal of, any other Person. In addition, Atlantic agrees to immediately cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with any other Person with respect to any Acquisition Proposal. Furthermore, if Atlantic or any of its Subsidiaries, affiliates, officers, directors, employees, agents or advisors receives any communication regarding an Acquisition Proposal between the date hereof and the Closing Date, then Atlantic shall immediately (but in no event later than twenty-four (24) hours) notify Ameris of the receipt of such Acquisition Proposal.
(b)   Notwithstanding the foregoing, prior to the Requisite Atlantic Stockholder Approval, Atlantic shall be permitted to furnish nonpublic information regarding Atlantic to, or enter into a confidentiality agreement or discussions or negotiations with, any Person in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person if:
(i)   the Acquisition Proposal did not result from a breach of this Section 4.19;
(ii)   Atlantic’s board of directors determines in good faith, after consultation with Atlantic’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal;
(iii)   Atlantic’s board of directors determines in good faith, after consultation with Atlantic’s outside counsel, that a failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the members of the Atlantic board of directors;
(iv)   (A) Atlantic gives Ameris prompt (but in no event later than twenty-four (24) hours) notice (which notice may be oral, but, if oral, shall be subsequently confirmed in writing): (1) of receipt of any Acquisition Proposal by Atlantic or any of its Subsidiaries, affiliates, officers, directors, employees, agents or advisors (which notice shall include the identity of such Person or group and the material terms and conditions of any proposals or offers, including, if applicable, copies of any written requests, proposals or offers, including proposed agreements); and (2) of Atlantic’s furnishing nonpublic information to, or entering into discussions or negotiations with, such Person or group; and (B) Atlantic receives from such Person or group an executed confidentiality agreement containing terms no less favorable to Atlantic than the terms of the confidentiality agreement entered into between Atlantic and Ameris and dated as of July 10, 2017 (the “NDA”); and
(v)   contemporaneously with, or promptly after, furnishing any such nonpublic information to such Person or group, Atlantic furnishes such nonpublic information to Ameris (to the extent such nonpublic information has not been previously furnished by Atlantic to Ameris).
(c)   In addition to the foregoing, Atlantic shall keep Ameris reasonably informed on a prompt basis of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof and any change in Atlantic’s intentions with respect to the transactions contemplated hereby.
ARTICLE V
ADDITIONAL AGREEMENTS
5.1Registration and Listing of Ameris Common Stock.
(a)   Ameris agrees to file with the SEC as promptly as reasonably practicable after the date of this Agreement (and in any event, within sixty (60) days) a registration statement (the “Ameris Registration Statement”) under the Securities Act on Form S-4 (or other applicable form) covering the issuance of the shares of Ameris Common Stock to the stockholders of Atlantic pursuant to this Agreement and to use its commercially reasonable efforts to cause the Ameris Registration Statement to become effective and to remain effective through the Effective Time. Ameris agrees to take any action required to be taken under the applicable state securities Laws in connection with the issuance of shares of Ameris Common Stock upon consummation of the Merger. Atlantic agrees to provide Ameris reasonable assistance as necessary in the preparation of the Ameris Registration Statement, including providing Ameris with all material facts regarding the operations, business, assets, liabilities and personnel of Atlantic, together with the audited financial statements of Atlantic, all as and to the extent required by the Securities Act and the rules, regulations and practices of the SEC, for inclusion in the Ameris Registration Statement. The Ameris Registration Statement shall not cover resales of

Ameris Common Stock by any of the stockholders of Atlantic, and Ameris shall have no obligation to cause the Ameris Registration Statement to continue to be effective after the Effective Time or to prepare or file any post-effective amendments to the Ameris Registration Statement after the Effective Time.
(b)   Ameris agrees to list on The NASDAQ Global Select Market (“NASDAQ”), by the Closing Date, the shares of Ameris Common Stock to be issued to the stockholders of Atlantic pursuant to this Agreement.
5.2Meeting of Atlantic Stockholders.
(a)   Atlantic shall call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”) as promptly as reasonably practicable after the Ameris Registration Statement becomes effective under the Securities Act for the purpose of submitting the Merger and this Agreement to such stockholders for their approval. Except with the prior approval of Ameris, no other matters shall be submitted for the approval of the stockholders of Atlantic at the Special Meeting. In connection with the Special Meeting, Ameris and Atlantic shall together prepare and submit to the Atlantic stockholders a notice of meeting, proxy statement and proxy (the “Atlantic Proxy Materials”), which shall include the final prospectus from the Ameris Registration Statement in the form filed with the SEC. Atlantic shall use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and shall take all other actions necessary or advisable to secure the vote or consent of the stockholders of Atlantic required by Applicable Law to obtain such approval. Atlantic shall keep Ameris updated with respect to proxy solicitation results as reasonably requested by Ameris. Once the Special Meeting has been called and noticed, Atlantic shall not postpone or adjourn the Special Meeting without the consent of Ameris (other than in order to obtain a quorum of the stockholders of Atlantic or as reasonably determined by Atlantic to comply with Applicable Law).
(b)   Except as provided in this Section 5.2(b), the board of directors Atlantic shall communicate to the stockholders of Atlantic the board’s recommendation that the stockholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (the “Atlantic Recommendation”), and include the Atlantic Recommendation in the Atlantic Proxy Materials. Neither the Atlantic board of directors nor any committee thereof shall: (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Ameris or any of Ameris’s Subsidiaries, the Atlantic Recommendation; or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”); provided, however, that, prior to the Requisite Atlantic Stockholder Approval, Atlantic’s board of directors may make an Adverse Recommendation Change if: (A) Atlantic’s board of directors determines in good faith, after consultation with Atlantic’s financial advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 4.19) that is a Superior Proposal and such Superior Proposal has not been withdrawn; (B) Atlantic’s board of directors determines in good faith, after consultation with Atlantic’s outside counsel, that a failure to accept such Superior Proposal would be reasonably likely to result in a breach of the fiduciary duties of the members of the board of directors of Atlantic under Applicable Law; (C) Atlantic’s board of directors provides written notice (a “Notice of Recommendation Change”) to Ameris of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the third (3rd) Business Day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (it being understood that any amendment to any material term of such Superior Proposal shall require a new Notice of Recommendation Change); (D) after providing such Notice of Recommendation Change, Atlantic negotiates in good faith with Ameris (if requested by Ameris) and provides Ameris reasonable opportunity during the three (3)-Business Day period following the Notice of Recommendation Change to make such adjustments in the terms and conditions of this Agreement as would enable Atlantic’s board of directors to proceed without an Adverse Recommendation Change; provided, however, that Ameris shall not be required to propose any such adjustments; and (E) Atlantic’s board of directors, following the final such three (3)-Business Day period, again determines in good faith, after consultation with Atlantic’s financial advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the members of the board of directors of Atlantic under Applicable Law.
(c)   For purposes of this Agreement:
(i)   The term “Acquisition Proposal” means: (A) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, rights offering, share exchange, business combination or similar transaction involving Atlantic or any of its Subsidiaries; or (B) any acquisition by any Person resulting in, or proposal or offer, which, if consummated, would result in, any Person becoming the beneficial owner, directly or indirectly, of more than twenty percent (20%) of the total voting power of any class of equity securities of Atlantic or any of its Subsidiaries, or more than twenty percent (20%) of the consolidated total assets of Atlantic or any of its Subsidiaries, in each case, other than the transactions contemplated by this Agreement.
(ii)   The term “Superior Proposal” means any bona fide written Acquisition Proposal with respect to which the board of directors of Atlantic: (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal; and (B) determines in good faith (based on, among other things, the advice of Atlantic’s financial advisor) to be more favorable to Atlantic’s stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of Atlantic, after obtaining the advice of the Atlantic’s financial advisor, the Person making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Ameris in response to such Acquisition Proposal); provided, however that for purposes of the definition of Superior Proposal, the references to twenty percent (20%) in the definition of Acquisition Proposal shall be deemed to be references to fifty percent (50%).
5.3Access to Properties, Books and Records.   Atlantic shall allow Ameris and its authorized representatives full access, upon reasonable prior notice, during normal business hours from and after the date hereof and prior to the Closing Date to all of Atlantic’s properties, books, contracts, commitments and records and those of its Subsidiaries and shall furnish Ameris and its authorized representatives such information concerning its affairs and the affairs of its Subsidiaries as Ameris may reasonably request; provided, however, that such request shall be reasonably related to the transactions contemplated by this Agreement and shall not interfere unreasonably with normal operations. Atlantic shall cause its and its Subsidiaries’ personnel, employees and other representatives to assist Ameris in making any such investigation. During such investigation, Ameris and its authorized representatives shall have the right to make copies of such records, files, Tax Returns and other materials as it may deem advisable and shall advise Atlantic of those items of which copies are made. No investigation made heretofore or hereafter by Ameris and its authorized representatives shall affect the representations and warranties of Atlantic hereunder.
5.4Confidentiality.   Prior to consummation of the Merger, the parties to this Agreement have provided and will provide one another with information which may be deemed by the party providing the information to be confidential, including information regarding such party’s operations, customers (including consumer financial information), business and financial condition. Each party agrees that it will hold confidential and protect all information provided to it by each other party or such party’s affiliates or representatives, except that the obligations contained in this Section 5.4 shall not in any way restrict the rights of any party to use information that: (a) was known to such party prior to the disclosure by the other party; (b) is or becomes generally available to the public other than by breach of this Agreement; (c) is provided by one party for disclosure concerning such party in the Ameris Registration Statement; or (d) otherwise becomes lawfully available to a party to this Agreement on a non-confidential basis from a third party who is not under an obligation of confidence to the other party to this Agreement. If this Agreement is terminated prior to the Closing, then, upon request, each party hereto agrees to return all documents, statements and other written materials, whether or not confidential, and all copies thereof, provided to it by or on behalf of the other party to this Agreement. The provisions of this Section 5.4 shall survive termination, for any reason whatsoever, of this Agreement, and, without limiting the remedies of the parties hereto in the event of any breach of this Section 5.4, the parties hereto will be entitled to seek injunctive relief against the other party in the event of a breach or threatened breach of this Section 5.4.
5.5Cooperation.   Subject to the terms and conditions of this Agreement, the parties hereto shall use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with each other to that end.
5.6Expenses.   All of the expenses incurred by Ameris in connection with the authorization, preparation, execution and performance of this Agreement and the Bank Merger Agreement, including all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing the Ameris Registration Statement and all regulatory applications with state and federal authorities in connection with the transactions contemplated hereby and thereby, shall be paid by Ameris. All expenses incurred by Atlantic in connection with the authorization, preparation, execution and performance of this Agreement and the Bank Merger Agreement, including all fees and expenses of its agents, representatives, counsel and accountants in connection with all regulatory applications to be filed with state and federal authorities in connection with the transactions contemplated hereby and thereby and the cost of reproducing and mailing the Atlantic Proxy Materials, shall be paid by Atlantic.
5.7Preservation of Business and Goodwill.   Each party hereto shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, conduct its business in the ordinary course of business consistent with past practice, except as expressly contemplated by this Agreement or as required by Applicable Law or with the prior written consent of the other party, and use its commercially reasonable efforts to preserve its business organization, to keep available the services of its present employees and to preserve the goodwill of customers and others having business relations with it.
5.8Approvals and Consents.   Each party hereto represents and warrants to and covenants with the other that it will use its commercially reasonable efforts, and will cause its officers, directors, employees and agents and its Subsidiaries and any Subsidiary’s officers, directors, employees and agents to use their commercially reasonable efforts, to obtain as promptly as is reasonably practicable all regulatory authorizations, consents, orders or approvals from: (a) the Federal Reserve, the FDIC and the GDBF; and (b) any other approvals set forth in Section 2.31 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ameris or Atlantic (collectively, the “Required Regulatory Approvals”). Ameris shall file all applications or notices for Required Regulatory Approvals within forty-five (45) days. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Ameris, or require or permit Atlantic, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the Required Regulatory Approvals that would: (i) reasonably be expected to result in Ameris or Ameris Bank becoming subject to any cease-and-desist order or other order, formal or informal enforcement action issued by, or written agreement, consent agreement, operating agreement, memorandum of understanding, commitment letter or similar undertaking with, or any request to adopt any board resolutions by, any Governmental Authority; or (ii) reasonably be expected to have a Material Adverse Effect on Ameris and its Subsidiaries, taken as a whole, after giving effect to the Merger (including, for the avoidance of doubt, any determination by any Governmental Authority that the Bank Merger may not be consummated as contemplated in the Bank Merger Agreement or in a substantially similar manner immediately following the Effective Time) (any of the foregoing matters in clauses (i) and (ii), a “Burdensome Regulatory Condition”).
5.9Press Releases.   Prior to the Closing Date, Ameris and Atlantic must each approve the form, substance and timing of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section 5.9 shall be deemed to prohibit Ameris or Atlantic from making any disclosure which its counsel deems necessary or advisable in order to satisfy Ameris’s or Atlantic’s, as the case may be, disclosure obligations imposed by any Applicable Law or stock exchange listing requirement.

5.10Employee Benefits and Agreements.
(a)   Following the Closing Date, Ameris shall, or shall cause its applicable Subsidiary to, provide generally to employees of Atlantic and its Subsidiaries who continue employment with Ameris or any of its Subsidiaries following the Closing Date (“Atlantic Continuing Employees”) medical, dental, vacation and long-term disability benefits, medical and dependent care flexible spending accounts, severance and life insurance (collectively, “Employee Benefits”), on terms and conditions consistent in all material respects with those then currently provided by Ameris or its Subsidiaries to its other similarly-situated employees. For purposes of eligibility to participate and any vesting determinations (but not benefit accruals) in connection with the provision of any such Employee Benefits by Ameris or its Subsidiaries to the Atlantic Continuing Employees, service with Atlantic or any of its Subsidiaries prior to the Closing Date shall be counted to the extent such service was counted under the similar plan of Atlantic or its Subsidiary. The Atlantic Continuing Employees’ prior service with Atlantic or any of its Subsidiaries shall also be credited for purposes of all waiting periods for participation in any of such Employee Benefits to the extent such service was counted under the similar plan of Atlantic or its Subsidiary. Ameris or its applicable Subsidiary shall also waive all restrictions and limitations for preexisting conditions under Ameris’s Employee Benefit plans, to the extent such restrictions or limitations would not apply to the Atlantic Continuing Employees under the similar plan of Atlantic or its Subsidiary. Ameris or its applicable Subsidiary shall use commercially reasonable efforts to provide the Atlantic Continuing Employees with credit under Ameris’s group health Employee Benefit plans, for the plan year of such plans which includes the Closing Date, towards any applicable deductibles under Ameris’s group health Employee Benefit plans for the aggregate amounts paid by such employees toward applicable deductibles under Atlantic’s group health Employee Benefit plans for the plan year of such plans which includes the Closing Date.
(b)   Subject to applicable legal requirements, Ameris and Atlantic shall take such other actions prior to the Closing Date as may be reasonably necessary to enable the employees of Atlantic and its Subsidiaries after the Closing Date to rollover the amount credited to their accounts under the Atlantic 401(k) Plan through a rollover contribution into a defined contribution retirement plan with a 401(k) feature of Ameris or its Subsidiaries (the “Ameris 401(k) Plan”), if such employees are Atlantic Continuing Employees, or to transfer the amount credited to their accounts through an eligible rollover contribution to a separate third-party individual retirement account (after the deemed distribution of any participant loans as reflected in such accounts), or to take a cash distribution from the Atlantic 401(k) Plan (after the deemed distribution of any participant loans as reflected in such accounts), provided that: (i) Atlantic’s board of directors shall adopt resolutions to terminate the Atlantic 401(k) Plan and cease all further deferrals with respect to eligible compensation no later than the Business Day immediately prior to the Closing Date; and (ii) the foregoing shall be subject to the receipt of a final favorable IRS determination letter (or prototype sponsor letter) with respect to the Atlantic 401(k) Plan to the extent reasonably required by Ameris and completion of such other actions as may be required by applicable legal requirements. For purposes of any vesting determinations (but not benefit accruals) in connection with the Ameris 401(k) Plan in which any Atlantic Continuing Employees may participate after the Closing Date, service with Atlantic or any of its Subsidiaries prior to the Closing Date shall be counted to the extent such service was counted under the Atlantic 401(k) Plan. For purposes of eligibility to participate in any matching contribution under the Ameris 401(k) Plan, Atlantic Continuing Employees shall be eligible on terms and conditions consistent with those then currently provided by Ameris to its other similarly-situated employees as of their employment date with Ameris or any of its Subsidiaries. Prior to the Closing Date, Atlantic shall make any necessary employer contributions to the Atlantic 401(k) Plan due such Atlantic Continuing Employees for compensation paid by Atlantic prior to termination of the Atlantic 401(k) Plan.
(c)   Subject to applicable legal requirements, Ameris and Atlantic shall take such other commercially reasonable actions prior to the Closing Date as may be necessary to terminate or amend the agreements as so designated (and with respect to an amendment, in the manner specified) on Section 2.28(a) of the Disclosure Schedule effective as of the Closing Date and any other Atlantic Plans that Ameris directs Atlantic or Atlantic Coast Bank to terminate or amend prior to the Closing. In connection with such terminations, any compensation to be provided thereunder shall be paid in full in exchange for a settlement and release agreement in a form reasonably acceptable to Ameris to the extent requested by Ameris. Atlantic shall: (i) permit Ameris to review, comment on and approve in advance any documents or notices required to effect any of the foregoing; and (ii) provide to Ameris prior to the Closing written evidence as to satisfaction of the requirements of this Section 5.10(c) as Ameris may reasonably request. Unless terminated prior to Closing pursuant to this Section 5.10(c), Ameris shall honor any existing employment agreements with any Atlantic Continuing Employees in accordance with their terms or as otherwise amended by the parties.
(d)   The Atlantic ESOP shall be terminated immediately prior to the Effective Time (the “ESOP Termination Date”). On the ESOP Termination Date, Atlantic shall direct the Atlantic ESOP trustee to remit to Atlantic a sufficient number of shares of Atlantic Common Stock held by the Atlantic ESOP’s unallocated suspense account to repay in full the outstanding balance of the loan between the Atlantic ESOP and Atlantic (the “Atlantic ESOP Loan”) (with such Atlantic Common Stock valued as of the ESOP Termination Date). If after remitting all such unallocated shares there remains any unpaid amount outstanding under the Atlantic ESOP Loan, such unpaid amount, including any unpaid but accrued interest, shall be forgiven by Atlantic at the Effective Time. All remaining shares of Atlantic Common Stock held by the Atlantic ESOP as of the Effective Time shall be converted into the right to receive the Merger Consideration. Within thirty (30) days following the date of this Agreement, Atlantic shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the Atlantic ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Atlantic ESOP upon its termination, the account balances in the Atlantic ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Atlantic shall adopt such amendments, board resolutions and other documentation as may be necessary to effect the provisions of this Section 5.10(d).
5.11Directors’ and Officers’ Tail Coverage.   Prior to the Closing Date, Ameris shall have, at Ameris’s expense, amended, modified or obtained directors’ and officers’ liability insurance (either through its existing directors’ and officers’ liability insurance policies or under Atlantic’s existing directors’ and officers’ liability insurance policies, in which event Atlantic will designate Ameris’s insurance broker as Atlantic’s broker-of-record, as determined by Ameris in its sole discretion) for a period of six (6) years after the Closing Date, covering any person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, a director or officer of Atlantic or any of its Subsidiaries, who are currently covered by Atlantic’s policies on terms similar to such existing insurance; provided, however, that Ameris shall not be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy which exceed two hundred percent (200%) of the annual premium payments on Atlantic’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, then Ameris shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. The directors and officers of Atlantic and its Subsidiaries shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement.
5.12Indemnification.
(a)   For a period of six (6) years after the Effective Time (or, in the case of Claims that have not been resolved prior to the sixth (6th) anniversary of the Effective Time, until such Claims are finally resolved), Ameris shall indemnify, defend and hold harmless the present and former directors and executive officers of Atlantic and each of its Subsidiaries (each, an “Indemnified Party”) against all liabilities arising out of, resulting from or related to any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative (each, a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness arising out of the fact that such Indemnified Party is or was a director or officer of Atlantic or any of its Subsidiaries (or, at Atlantic’s request, was a director, officer, manager or trustee of, or in a similar capacity with, another Atlantic entity or Atlantic Plan) prior to the Effective Time if such Claim pertains to any matter of fact arising, existing or occurring on or prior to the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted by Applicable Law. Ameris shall promptly pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such Claim to each Indemnified Party to the fullest extent permitted by Applicable Law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated not to be entitled to indemnification under this Section 5.12(a). Ameris shall not have any obligation hereunder to any Indemnified Party when and if a federal or state banking agency or other Governmental Authority shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by Applicable Law (including any Law promulgated, interpreted or enforced by any federal or state banking agency or other Governmental Authority).
(b)   Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such Claim, shall promptly notify Ameris thereof in writing (provided that a failure to timely provide such notice shall not relieve Ameris of any indemnification obligation unless, and to the extent that, Ameris is materially prejudiced by such failure). In the event of any such Claim (whether arising before or after the Effective Time): (i) Ameris shall have the right to assume the defense thereof and Ameris shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Ameris elects not to assume such defense for the Indemnified Parties, or if there are substantive issues which raise conflicts of interest between Ameris and the Indemnified Parties, then the Indemnified Parties may retain counsel satisfactory to them, and Ameris shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Ameris shall be obligated pursuant to this Section 5.12(b) to pay for only one firm of counsel for any Indemnified Party in any jurisdiction; (ii) each Indemnified Party will cooperate in good faith in the defense of any such Claim; (iii) Ameris shall not be liable for any settlement effected without its prior written consent (which shall not be unreasonably withheld or delayed); and (iv) without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed) Ameris shall not agree to any settlement which does not provide for a release of the Indemnified Party.
(c)   Ameris covenants and agrees that neither it, nor any successors or assigns, shall consolidate with or merge into any other Person where Ameris or any such successor or assign shall not be the continuing or surviving Person of such consolidation or merger, or transfer all or substantially all of its assets to any Person, unless, in each case, proper provision shall have been made to ensure that the successors and assigns of Ameris shall assume the obligations set forth in this Section 5.12.
(d)   The provisions of this Section 5.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.
5.13Certain Litigation.   Each party shall promptly advise the other party orally and in writing of any actual or threatened stockholder litigation against such party or the members of such party’s board of directors related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Atlantic shall: (a) permit Ameris to review and discuss in advance, and shall consider in good faith the view of Ameris in connection with, any proposed written or oral response to such stockholder litigation; (b) furnish Ameris’s outside legal counsel with all non-privileged information and documents which outside legal counsel may reasonably request in connection with such stockholder litigation; (c) consult with Ameris regarding the defense or settlement of any such stockholder litigation; and (d) not settle any such litigation prior to such consultation and consideration; provided, however, that Atlantic shall not settle any such stockholder litigation if such settlement requires the payment of money damages without the written consent of Ameris (such consent not to be unreasonably withheld) unless the payment of any such damages by Atlantic is reasonably expected by Atlantic, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Atlantic) under Atlantic’s existing director and officer insurance policies, including any tail policy.
5.14Information Systems Conversion.   From and after the date hereof, Ameris and Atlantic shall use their commercially reasonable efforts to facilitate the integration of Atlantic with the business of Ameris following consummation of the transactions contemplated hereby and shall meet on a regular basis to discuss and plan for the conversion of the telecommunications, data processing and related electronic information systems of Atlantic and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Ameris, which planning shall include the following: (a) discussion of third-party service provider arrangements of Atlantic and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by Atlantic and any of its Subsidiaries in connection with their systems operations; (c) retention of outside consultants and additional employees to assist with such conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate such conversion, as soon as practicable following the Effective Time. Ameris shall promptly reimburse Atlantic on request for any reasonable and documented out-of-pocket fees, expenses or charges that Atlantic may incur as a result of taking, at the request of Ameris, any action prior to the Effective Time to facilitate the Information Systems Conversion.
5.15No Control of Other Party’s Business.   Nothing contained in this Agreement shall give Ameris, directly or indirectly, the right to control or direct the operations of Atlantic or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Atlantic, directly or indirectly, the right to control or direct the operations of Ameris or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Atlantic and Ameris shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.
5.16Director Resignations.   Atlantic shall use commercially reasonable efforts to cause to be delivered to Ameris resignations, to be effective as of the Effective Time, of all the directors of Atlantic and its Subsidiaries.
5.17Restrictive Covenants Agreements.   Concurrently with the execution and delivery of this Agreement and effective at the Effective Time, Atlantic has caused all of the non-employee directors of Atlantic and Atlantic Coast Bank to execute and deliver the Director Non-Solicitation Agreements and the Chief Executive Officer of Atlantic and Atlantic Coast Bank to execute and deliver the Executive Non-Competition Agreement.
ARTICLE VI
CONDITIONS PRECEDENT
6.1Conditions to Each Party’s Obligations.   The obligations of both parties to effect the Merger are subject to the fulfillment on or prior to the Closing Date of each of the following conditions, any one or more of which may be waived by the parties:
(a)   Stockholder Approval.   This Agreement and the Merger shall have been approved by the vote of the holders of at least a majority of the issued and outstanding shares of Atlantic Common Stock (the “Requisite Atlantic Stockholder Approval”).
(b)   No Injunctions or Restraints; Illegality.   No order, injunction, decree or judgment preventing the consummation of the Merger or the other transactions contemplated by this Agreement issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal consummation of the Merger.
(c)   Effective Registration Statement.   The Ameris Registration Statement shall have been declared effective by the SEC and no stop order shall have been entered with respect thereto.
6.2Conditions to Obligations of Ameris.   The obligation of Ameris to effect the Merger is subject to the fulfillment on or prior to the Closing Date of each of the following conditions, any one or more of which may be waived by Ameris:
(a)   Representations and Warranties.   The representations and warranties of Atlantic contained herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except, at each such time, as a result of changes or events expressly permitted or contemplated herein or where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), either individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Atlantic.
(b)   Performance of Agreements.   Atlantic shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)   Certificates; Resolutions.   Atlantic shall have delivered to Ameris:
(i)   a certificate executed by the Chief Executive Officer of Atlantic, dated as of the Closing Date, and certifying in such detail as Ameris may reasonably request to the fulfillment of the conditions specified in Section 6.2(a) and Section 6.2(b);
(ii)   a certificate executed by the Secretary or an Assistant Secretary of Atlantic, dated as of the Closing Date, certifying and attesting to the: (A) articles of incorporation of Atlantic; (B) bylaws of Atlantic; and (C) duly adopted resolutions of the board of directors and stockholders of Atlantic: (1) authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated herein in accordance with its terms; and (2) authorizing all other necessary and proper corporate action to enable Atlantic to comply with the terms hereof;
(iii)   a certificate executed by the Secretary or an Assistant Secretary of Atlantic Coast Bank, dated as of the Closing Date, certifying and attesting to the: (A) articles of incorporation of Atlantic Coast Bank; (B) bylaws of Atlantic Coast Bank; and (C) duly adopted resolutions of the board of directors and sole stockholder of Atlantic Coast Bank: (1) authorizing and approving the execution of the Bank Merger Agreement and the consummation of the transactions contemplated therein in accordance with its terms; and (2) authorizing all other necessary and proper corporate action to enable Atlantic Coast Bank to comply with the terms thereof; and
(iv)   a certificate of the valid existence of Atlantic under the Laws of the State of Maryland, executed by the Maryland State Department of Assessments and Taxation, and dated not more than ten (10) Business Days prior to the Closing Date.
(d)   Regulatory Approvals.   All Required Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Burdensome Regulatory Condition, and all statutory waiting periods in respect thereof shall have expired or been terminated.
(e)   Tax Opinion.   Ameris shall have received the written opinion of its counsel, Rogers & Hardin LLP, in form and substance reasonably satisfactory to Ameris, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Merger will be treated as a “reorganization” described in Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in letters or certificates of officers of Ameris and Atlantic, reasonably satisfactory in form and substance to such counsel.
6.3Conditions to Obligations of Atlantic.   The obligation of Atlantic to effect the Merger is subject to the fulfillment on or prior to the Closing Date of each of the following conditions, any one or more of which may be waived by Atlantic:
(a)   Representations and Warranties.   The representations and warranties of Ameris contained herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except, at each such time, as a result of changes or events expressly permitted or contemplated herein or where the failure to be so true and correct (without giving effect to any limitation as to “materiality” set forth therein), either individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Ameris.

(b)   Performance of Agreements.   Ameris shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)   Certificates; Resolutions.   Ameris shall have delivered to Atlantic:
(i)   a certificate executed by the Chief Executive Officer of Ameris, dated the Closing Date, certifying in such detail as Atlantic may reasonably request to the fulfillment of the conditions specified in Section 6.3(a) and Section 6.3(b);
(ii)   a certificate executed by the Secretary or an Assistant Secretary of Ameris, dated as of the Closing Date, certifying and attesting to the: (A) articles of incorporation of Ameris; (B) bylaws of Ameris; and (C) duly adopted resolutions of the board of directors of Ameris: (1) authorizing and approving the execution of this Agreement on behalf of Ameris and the consummation of the transactions contemplated herein in accordance with its term; and (2) authorizing all other necessary and proper corporate actions to enable Ameris to comply with the terms hereof; and
(iii)   a certificate of the valid existence of Ameris, under the Laws of the State of Georgia, executed by the Georgia Secretary of State, and dated not more than ten (10) Business Days prior to the Closing Date.
(d)   Regulatory Approvals.   All Required Regulatory Approvals shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired or been terminated.
(e)   Tax Opinion.   Atlantic shall have received the written opinion of its counsel, Igler and Pearlman, P.A., in form and substance reasonably satisfactory to Atlantic, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Merger will be treated as a “reorganization” described in Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in letters or certificates of officers of Ameris and Atlantic, reasonably satisfactory in form and substance to such counsel.
ARTICLE VII
TERMINATION
7.1Material Adverse Effect.
(a)   This Agreement may be terminated at any time on or prior to the Closing Date by Ameris upon written notice to Atlantic, if, after the date hereof, there shall have occurred and be continuing any events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Atlantic.
(b)   This Agreement may be terminated at any time on or prior to the Closing Date by Atlantic upon written notice to Ameris, if, after the date hereof, there shall have occurred and be continuing any events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Ameris.
7.2Noncompliance.
(a)   This Agreement may be terminated at any time on or prior to the Closing Date by Ameris upon written notice to Atlantic: (i) if the terms, covenants or conditions of this Agreement to be complied with or performed by Atlantic before the Closing shall not have been substantially complied with or substantially performed on or prior to the Closing Date and such noncompliance or nonperformance shall not have been waived by Ameris; or (ii) in the event of a material breach by Atlantic of any covenant, agreement or obligation contained in this Agreement which breach has not been cured within twenty (20) days after the giving of written notice by Ameris of such breach or, if such breach is not capable of being cured within twenty (20) days, Atlantic has not actively and in good faith, within twenty (20) days after such written notice, taken steps to cure such breach as promptly as practicable; provided, however, that in no event shall the cure periods provided in this Section 7.2(a), without the consent of Ameris, extend past June 30, 2018 or otherwise limit Ameris’s rights under Section 7.5.
(b)   This Agreement may be terminated at any time on or prior to the Closing Date by Atlantic upon written notice to Ameris: (i) if the terms, covenants or conditions of this Agreement to be complied with or performed by Ameris before the Closing shall not have been substantially complied with or substantially performed on or prior to the Closing Date and such noncompliance or nonperformance shall not have been waived by Atlantic; or (ii) in the event of a material breach by Ameris of any covenant, agreement or obligation contained in this Agreement which breach has not been cured within twenty (20) days after the giving of written notice by Atlantic of such breach or, if such breach is not capable of being cured within twenty (20) days, Ameris has not actively and in good faith, within twenty (20) days after such written notice, taken steps to cure such breach as promptly as practicable; provided, however, that in no event shall the cure periods provided in this Section 7.2(b), without the consent of Atlantic, extend past June 30, 2018 or otherwise limit Atlantic’s rights under Section 7.5.
7.3Failure to Disclose.   This Agreement may be terminated at any time on or prior to the Closing Date by Ameris upon written notice to Atlantic, if Ameris learns of any fact or condition that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Atlantic or Ameris, which fact or condition was required to be disclosed by Atlantic pursuant to the provisions of this Agreement and was not disclosed in this Agreement, the Disclosure Schedule or the Atlantic Financial Statements.
7.4Regulatory Approval.   This Agreement may be terminated at any time on or prior to the Closing Date by either party upon written notice to the other party, if any Required Regulatory Approval has been denied by the relevant Governmental Authority or any Governmental Authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.
7.5Termination Date.   This Agreement may be terminated at any time on or prior to the Closing Date by either party upon written notice to the other party, if the Closing Date shall not have occurred on or before June 30, 2018 (the “Termination Date”), which Termination Date may be extended for a period of three (3) additional months by either party upon written notice to the other party given on or prior to June 30, 2018; provided, however, that neither party shall have the right under this Section 7.5 to terminate this Agreement or to extend the Termination Date if the failure of the Closing to occur by June 30, 2018 shall be due to the failure of such party to perform or observe the covenants and agreements of such party under this Agreement. If the Termination Date is extended in accordance with this Section 7.5, then, provided that it does not, and will not, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, the aggregate Cash Consideration payable hereunder as part of the Merger Consideration shall be increased by the amount of Atlantic’s after-tax net income (calculated in accordance with GAAP consistently applied and consistent with the preparation of the Atlantic Financial Statements) for the interim period of January 1, 2018 through June 30, 2018.
7.6Stockholder Vote.   This Agreement may be terminated at any time on or prior to the Closing Date by either party upon written notice to the other party (provided, in the case of termination by Atlantic, it has complied with its obligations under Section 5.2(a)), if Atlantic shall have failed to obtain the Requisite Atlantic Stockholder Approval at the duly convened Special Meeting or at any adjournment thereof at which a vote on the approval of this Agreement and the Merger was taken.
7.7Acquisition Proposal.
(a)   This Agreement may be terminated by Atlantic upon written notice to Ameris, if, prior to obtaining the Requisite Atlantic Stockholder Approval: (i) the board of directors of Atlantic shall have effected an Adverse Recommendation Change; and (ii) Atlantic has complied with the requirements of Section 4.19 and Section 5.2.
(b)   If: (i) while an Acquisition Proposal is outstanding or after an Acquisition Proposal has been accepted: (A) either party terminates this Agreement pursuant to Section 7.5; or (B) Atlantic terminates this Agreement other than pursuant to Section 7.1(b) or Section 7.2(b); or (ii) Ameris terminates this Agreement pursuant to this Article VII after an Adverse Recommendation Change, then Atlantic shall pay, or cause to be paid to Ameris, at the time of the termination of this Agreement, an amount equal to $5,750,000, which shall be the sole and exclusive remedy of Ameris for all claims under this Agreement based upon, resulting from or arising out of the circumstances giving rise to the termination of this Agreement, except that Atlantic shall not be relieved from liability arising from any willful breach of any provision of this Agreement.
7.8Ameris Stock Price Decline.   This Agreement may be terminated by Atlantic, at any time during the four (4) Business Day period immediately following the Determination Date, if both of the following conditions are satisfied:
(a)   the quotient obtained by dividing the Average Ameris Stock Price by the Starting Price (such quotient being the “Ameris Ratio”) shall be less than 0.85; and
(b)   the Ameris Ratio shall be less than eighty-five percent (85%) of the quotient of  (i) the Average Index Price divided by (ii) the Index Price on the Starting Date (such quotient being the “Index Ratio”);
The following examples are provided only for purposes of illustrating the foregoing conditions:
Example 1: If the Ameris Ratio = 0.80 and the Index Ratio = 0.90, then 85% of the Index Ratio would be 0.85 x 0.90, or 76.5%, and condition 7.8(a) above would be satisfied, but condition 7.8(b) above would not be satisfied.
Example 2: If the Ameris Ratio = 0.70 and the Index Ratio = 0.84, then 85% of the Index Ratio would be 0.85 x 0.84, or 71.4%, and both conditions 7.8(a) and 7.8(b) above would be satisfied.
provided, however, that if Atlantic refuses to consummate the Merger pursuant to this Section 7.8, then it shall give prompt written notice thereof to Ameris (and provided that such Atlantic notice of election to terminate may be withdrawn at any time within the aforementioned four (4) Business Day period). During the three (3) Business Day period commencing with its receipt of such notice, Ameris shall have the option to increase the consideration to be received by the holders of Atlantic Common Stock hereunder by either:
(i)   increasing the Exchange Ratio (calculated to the nearest one one-thousandth); or
(ii)   provided that it does not, and will not, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, paying, as part of the Merger Consideration, to each recipient of the Per Share Purchase Price, a cash payment (in addition to, and not in lieu of, issuing the Per Share Purchase Price to such recipients in accordance with this Agreement) (such cash payment, the “Additional Cash Consideration”);
in each case of the immediately preceding clauses (i) and (ii), such that the value of the consideration (calculated based on the Average Ameris Stock Price and including any Additional Cash Consideration) to be received by each holder of Atlantic Common Stock hereunder, exclusive of Cash Consideration, equals the lesser of the following: (A) an amount equal to the product of the Starting Price, 0.85 and the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 7.8); and (B) an amount equal to (1) the product of the Index Ratio, 0.85, the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 7.8) and the Average Ameris Stock Price, divided by (2) the Ameris Ratio.
If Ameris so elects within such three (3) Business Day period, then it shall give prompt written notice to Atlantic of such election and the revised Exchange Ratio or the Additional Cash Consideration, as applicable, whereupon no termination shall have occurred pursuant to this Section 7.8 and this Agreement shall remain in effect in accordance with its terms, provided that any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as increased pursuant to this Section 7.8, if applicable, and any references in this Agreement to the Per Share Stock Purchase Price shall thereafter include the Additional Cash Consideration as set forth in this Section 7.8, if applicable.

For purposes of this Section 7.8, the following terms shall have the meanings indicated below:
“Average Ameris Stock Price” shall mean the average of the closing sale prices of Ameris Common Stock as reported on the NASDAQ during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date; provided, however, that in the event Ameris Common Stock does not trade on any one or more of the trading days during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Ameris Common Stock actually traded during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.
“Average Index Price” shall mean the average of the daily current market prices of the Index for the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.
“Determination Date” shall mean the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last Required Regulatory Approval necessary to consummate the transactions contemplated hereby; and (ii) the date of the receipt of the Requisite Atlantic Stockholder Approval.
“Index” shall mean the KBW NASDAQ Regional Banking Index (KRX).
“Index Price” on a given date shall mean the current market price of the Index for that day.
“Starting Date” shall mean November 15, 2017.
“Starting Price” shall mean $46.95 per share.
If Ameris declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, then the prices for Ameris Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.8.
7.9Effect of Termination.   Except as set forth in Section 7.7, in the event of the termination of this Agreement pursuant to this Article VII, this Agreement shall become void and have no effect, and neither party shall have any liability of any nature whatsoever under this Agreement or in connection with the transactions contemplated by this Agreement, except that: (a) the provisions of this Article VII and Section 5.4 shall survive any such termination; and (b) such termination shall not relieve any party from liability arising from any willful breach of any provision of this Agreement.
ARTICLE VIII
MISCELLANEOUS
8.1Notices.   All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.1):
if to Ameris, to:
Ameris Bancorp
310 First Street, S.E.
Moultrie, Georgia 31768
Attn: Mr. Edwin W. Hortman, Jr.
Fax: (229) 890-2235
Email: edwin.hortman@amerisbank.com

with a copy (which shall not constitute notice to Ameris) to:
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
Attn: Jody L. Spencer, Esq.
Fax: (404) 230-0972
Email: jspencer@rh-law.com
if to Atlantic, to:
Atlantic Coast Financial Corporation
4655 Salisbury Road, Suite 110
Jacksonville, Florida 32256
Attn: John K. Stephens
Email: StephensJ@atlanticcoastbank.net
with a copy (which shall not constitute notice to Atlantic) to:
Igler and Pearlman, P.A.
2075 Centre Pointe Boulevard, Suite 100
Tallahassee, Florida 32308
Attn: A. George Igler and Richard Pearlman
Fax: (850) 878-1230
Email: george.igler@iglerlaw.com and richard.pearlman@iglerlaw.com
8.2Entire Agreement.   This Agreement (including the Disclosure Schedule hereto), together with the Voting Agreement, the Bank Merger Agreement and the other documents and agreements delivered prior to or at the Closing pursuant to the provisions hereof, constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersede all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedule and the NDA constitute a part hereof as though set forth in full herein.
8.3Survival.   None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.3 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The NDA will survive termination of this Agreement in accordance with its terms.
8.4Waiver; Amendment.
(a)   On or prior to the Closing Date, Ameris shall have the right to waive any default in the performance of any term of this Agreement by Atlantic, to waive or extend the time for the fulfillment by Atlantic of any or all of Atlantic’s obligations under this Agreement and to waive any or all of the conditions precedent to the obligations of Ameris under this Agreement, except any condition which, if not satisfied, would result in the violation of any Applicable Law. On or prior to the Closing Date, Atlantic shall have the right to waive any default in the performance of any term of this Agreement by Ameris, to waive or extend the time for the fulfillment by Ameris of any or all of Ameris’s obligations under this Agreement and to waive any or all of the conditions precedent to the obligations of Atlantic under this Agreement, except any condition which, if not satisfied, would result in the violation of any Applicable Law.
(b)   This Agreement may be amended by a subsequent writing signed by the parties hereto. An amendment to this Agreement may be made after stockholder approval of this Agreement has been obtained; provided, however, that after any such approval by the holders of Atlantic Common Stock, no amendment shall be made that reduces or modifies in any respect the consideration to be received by holders of Atlantic Common Stock.

8.5Counterparts.   This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. This Agreement may be executed by facsimile, photo or electronic signature and such facsimile, photo or electronic signature shall constitute an original for all purposes.
8.6No Third-Party Beneficiaries.   Except as set forth in Section 5.11 and Section 5.12, no provision of this Agreement shall be deemed to create any third-party beneficiary rights in anyone, including any employee or former employee of Atlantic (including any beneficiary or dependent thereof).
8.7Binding Effect; Assignment.   This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that, except as expressly provided herein, this Agreement may not be assigned by either party without the prior written consent of the other party.
8.8Governing Law; Venue.   This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without giving effect to its principles of conflicts of laws; provided, however, that the Maryland General Corporation Law shall govern to the extent mandatorily applicable to Maryland corporations. Venue for any action hereunder shall lie exclusively in the Federal or State Courts located in Duval County, Florida.
8.9WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.
8.10Severability.   If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
8.11Cumulative Remedies; Specific Performance.   All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure. Each of the parties hereby further waives any requirement under Applicable Law to post security as a prerequisite to obtaining equitable relief.
8.12Interpretation.
(a)   For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Disclosure Schedule and all Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (iii) the table of contents and headings contained in this Agreement are for reference purposes only and shall not be deemed a part of this Agreement, nor shall they affect in any way the meaning or interpretation of this Agreement; (iv) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”: (v) the word “or” shall not be exclusive; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (vii) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; and (viii) a reference to any statute or to any provision of any statute shall include any amendment thereto, and any modification or re-enactment thereof, and all regulations and statutory instruments issued thereunder or pursuant thereto. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any party or other Person to take any action, or fail to take any action, if to do so would violate Applicable Law.
(b)   For purposes of this Agreement: (i) “knowledge” as to Atlantic, and any other phrase of similar import, means, with respect to any matter in question relating to Atlantic, the actual knowledge of an executive officer of Atlantic or Atlantic Coast Bank after reasonable inquiry of subordinate officers who would reasonably be expected to have knowledge of such facts, events or circumstances; and (ii) “knowledge” as to Ameris, and any other phrase of similar import, means, with respect to any matter in question relating to Ameris, the actual knowledge of an executive officer of Ameris or Ameris Bank after reasonable inquiry of subordinate officers who would reasonably be expected to have knowledge of such facts, events or circumstances.
(c)   No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by any party hereto to the extent prohibited by Applicable Law, and to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
AMERIS BANCORP
By: /s/ Edwin W. Hortman, Jr. Edwin W. Hortman, Jr. President and Chief Executive Officer
ATLANTIC COAST FINANCIAL CORPORATION
By: /s/ John K. Stephens, Jr. John K. Stephens, Jr. President and Chief Executive Officer

APPENDIX B
FORM OF
VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of November 16, 2017, is entered into by and among Ameris Bancorp, a Georgia corporation (“Ameris”), Atlantic Coast Financial Corporation, a Maryland corporation (“Atlantic”), and each person or entity executing this Agreement or a counterpart to this Agreement as a stockholder of Atlantic (each, a “Stockholder”).
WITNESSETH:
WHEREAS, pursuant to the terms of the Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), dated as of the date hereof and to be executed by Ameris and Atlantic concurrently with the execution of this Agreement by the parties hereto, Atlantic will, subject to the terms and conditions set forth therein, merge with and into Ameris, with Ameris being the surviving entity (the “Merger”); and
WHEREAS, as an inducement for Ameris to enter into the Merger Agreement, Ameris has required that each Stockholder enter into this Agreement;
NOW, THEREFORE, in consideration of, and as a material inducement to, the parties entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, the parties hereto agree as follows:
1.Definitions.   Capitalized terms not defined in this Agreement have the respective meanings assigned to them in the Merger Agreement.
2. Effectiveness.   If the Merger Agreement is terminated for any reason in accordance with its terms, this Agreement shall automatically terminate and be null and void and of no effect. The effectiveness of this Agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.
3. Voting Agreement.
(a)    From the date hereof until the earlier of  (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Stockholder irrevocably and unconditionally agrees that at any stockholder meeting of Atlantic to approve the Merger Agreement or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) all shares of Atlantic Common Stock beneficially owned by such Stockholder as of the date hereof, together with all shares of Atlantic Common Stock over which such Stockholder may acquire beneficial ownership from time to time after the date hereof, in each case that are entitled to vote at such meeting (collectively, the “Owned Shares”), as follows:
(i)   in favor of  (A) the approval or adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Atlantic and adopted in accordance with the terms thereof) and (B) the approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement; and
(ii)   against (A) any action or agreement that would be reasonably likely to impair the ability of either Ameris or Atlantic to complete the Merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement, and (B) other than the transactions contemplated by the Merger Agreement, any proposal that relates to an Acquisition Proposal, without regard to the terms of such proposal.
(b)   Each Stockholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of Atlantic, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

(c)   Each Stockholder represents and warrants and covenants and agrees that, except for this Agreement, such Stockholder (i) has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to the Owned Shares and (ii) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Owned Shares except any proxy to carry out the intent of this Agreement.
(d)   With respect to any Stockholder that is an officer, director or other representative of Atlantic or any of Subsidiary of Atlantic, such Stockholder, in its capacity as a stockholder of Atlantic, hereby acknowledges that such Stockholder is bound by the restrictions set forth in Section 4.19 of the Merger Agreement and agrees consistent therewith not to solicit or facilitate any Acquisition Proposal.
4.Grant of Irrevocable Proxy; Appointment of Proxy.   During the Support Period, each Stockholder hereby irrevocably and unconditionally grants to, and appoints, Ameris and any designee thereof as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Owned Shares owned by such Stockholder as of the applicable record date in accordance with Section 3 of this Agreement; provided, however, that each Stockholder’s grant of the proxy contemplated by this Section 4 shall be effective if, and only if, such Stockholder has not delivered to Atlantic prior to the meeting at which any of the matters described in Section 3 are to be considered, a duly executed irrevocable proxy card directing that the Owned Shares of such Stockholder be voted in accordance with Section 3 of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4, if it becomes effective, is coupled with an interest and is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is intended to be irrevocable until the end of the Support Period, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder granting such proxy agrees, until the end of the Support Period, to vote the Owned Shares in accordance with Section 3 of this Agreement. The parties agree that the foregoing is a voting agreement. Notwithstanding anything contained herein to the contrary, this proxy shall automatically terminate and be revoked upon the termination of this Agreement in accordance with its terms.
5.Transfer Restrictions Prior to Merger.   Each Stockholder agrees that it will not, during the Support Period, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of  (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of  (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of such Stockholder’s Owned Shares, or any interest therein, including the right to vote any Owned Shares, as applicable (a “Transfer”); provided, however, that such Stockholder may Transfer Owned Shares for estate planning purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Owned Shares.
6.Cooperation.   From time to time, at the reasonable request of Ameris or Atlantic and without further consideration, each Stockholder shall cooperate with Ameris and Atlantic, at Atlantic’s expense, to make all filings and obtain all consents of Governmental Authorities and third parties and execute and deliver such additional documents and take all such further actions as may be necessary or desirable to effect the actions contemplated by this Agreement. Without limiting the foregoing, each Stockholder hereby: (i) authorizes Ameris and Atlantic to publish and disclose in any public announcement, disclosure required by the SEC or by Applicable Law or the Atlantic Proxy Materials (and, if applicable, the Ameris Registration Statement), such Stockholder’s identity and ownership of the Owned Shares, the nature of such Stockholder’s obligations under this Agreement and any other information that Ameris or Atlantic reasonably determines is required to be disclosed in connection with the Merger and the transactions contemplated by the Merger Agreement; (ii) agrees to promptly give to Ameris and Atlantic any information Ameris or Atlantic may reasonably require for the preparation of any such disclosure documents; and (iii) agrees to promptly notify Ameris and Atlantic of any required corrections with respect to any information supplied by such Stockholder, if and to the extent that such information shall have become false or misleading in any material respect.
7.Representations and Warranties.   Each Stockholder represents and warrants to Ameris that:
(a)   such Stockholder has all requisite capacity and authority to enter into and perform its obligations under this Agreement;
(b)   this Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Ameris and Atlantic, constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity, and no other action is necessary to authorize the execution and delivery by such Stockholder or the performance of its obligations hereunder;
(c)   the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of such Stockholder;
(d)   if such Stockholder is married and any of the Owned Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable, this Agreement has been (or promptly shall be) duly and validly executed and delivered by, and constitutes a valid and legally binding agreement of, such Stockholder’s spouse, enforceable in accordance with its terms;
(e)   the Owned Shares as of the date hereof are equal to the number of shares set forth next to such Stockholder’s name on Exhibit A hereto; and
(f)   except as noted on Exhibit A hereto, such Stockholder has, and at all times during the term of this Agreement shall have, beneficial ownership of, good and valid title to and full and exclusive power to vote, without restriction or limitation, the Owned Shares (other than any such shares that are Transferred in the manner permitted by this Agreement).
8.Waiver of Certain Rights.   To the extent permitted by Applicable Law, each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or to demand fair value for such Stockholder’s Owned Shares in connection with the Merger, in each case, that such Stockholder may have under Applicable Law. Each Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Ameris, Atlantic or any of their respective Subsidiaries or successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.
9.Entire Agreement; Assignment.   This Agreement is irrevocable. The exhibits hereto are incorporated as a part of this Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto; provided, however, that the rights under this Agreement are assignable by Ameris or Atlantic to any successor-in-interest.

10.Remedies/Specific Enforcement.   Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each of Ameris and Atlantic would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any Stockholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Ameris or Atlantic may be entitled (including monetary damages), each of Ameris and Atlantic shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Stockholder further agrees that none of Ameris, Atlantic or any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10, and each Stockholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If any legal action or other proceeding is brought against any party hereto to enforce any provision of this Agreement, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the party against which such action or proceeding is brought, in addition to any other relief to which such prevailing party may be entitled.
11.Governing Law and Enforceability; Venue.   This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without giving effect to its principles of conflicts of laws; provided, however, that the Maryland General Corporation Law shall govern to the extent mandatorily applicable to Maryland corporations. If any court determines that the restrictions set forth in this Agreement are unenforceable, then the parties request such court to reform these provisions to the maximum restrictions, term or scope that such court finds enforceable. Venue for any action hereunder shall lie exclusively in the Federal or State Courts located in Duval County, Florida.
12.Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.
13.Individual Obligations.   The obligations of each of the Stockholders under this Agreement are several and not joint. This Agreement is binding on each Stockholder that executes this Agreement regardless of whether any other Stockholder(s) also executed this Agreement.
14.Amendments; Waivers.   Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Ameris, Atlantic and the applicable Stockholder(s), and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
15.Number; Gender.   Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.
16.Construction.   The words “include,” “includes” and “including” as used in this Agreement shall be deemed to be followed by the words “without limitation” whether or not such words appear.

17.Capacity as Stockholder.   This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Atlantic and shall not apply any manner to any Stockholder in any capacity as a director or officer of Atlantic or its Subsidiaries or in any other capacity (and shall not limit or affect any actions taken by any Stockholder in the capacity of director or officer of Atlantic or its Subsidiaries).
18.Headings.   The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.
19.Counterparts.   This Agreement may be executed in counter-parts, delivery of which may be by facsimile or other electronic transmission, and each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

SIGNED as of the date first set forth above:
AMERIS BANCORP	ATLANTIC COAST FINANCIAL CORPORATION
By: /s/ Edwin W. Hortman, Jr. Edwin W. Hortman, Jr. President and Chief Executive Officer	By: /s/ John K. Stephens, Jr. John K. Stephens, Jr. President and Chief Executive Officer

STOCKHOLDER:
Printed or Typed Name of Stockholder
Signature/By:
Name:
Title: (Provide Name and Title if signing in a representative capacity for a Stockholder that is not an individual)

Exhibit A
Director, Executive Officer or Stockholder	Name(s) in Which Shares are Registered	Number of Owned Shares

APPENDIX C
November 15, 2017
Board of Directors
Atlantic Coast Financial Corporation
4655 Salisbury Road, Suite 110
Jacksonville, FL 32256
Gentlemen:
Hovde Group, LLC (“we” or “Hovde”) understand that Ameris Bancorp, a Georgia corporation (“Ameris”) and Atlantic Financial Corporation, a Maryland corporation (“Atlantic” and, together with Ameris, the “Parties” and each a “Party”), are about to enter into an Agreement and Plan of Merger to be dated on or about November 15, 2017 (the “Agreement”). Pursuant and subject to the terms of the Agreement, Atlantic shall merge with and into Ameris, with Ameris being the surviving entity (the “Merger”). Further, it is contemplated that the Merger will be immediately followed by a merger of Atlantic’s wholly owned banking subsidiary, Atlantic Coast Bank (“Atlantic Coast Bank”), with and into Ameris’s wholly owned banking subsidiary, Ameris Bank (“Ameris Bank”), with Ameris Bank being the surviving entity (the “Bank Merger”). The Merger and the Bank Merger are collectively referred to in the Agreement as the Merger. Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement. For purposes of our analysis and opinion, Agreement as used herein shall refer to the draft Agreement dated November 10, 2017 provided to Hovde by Atlantic.
Pursuant and subject to the terms of the Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Parties or any stockholder of Atlantic, each share of Atlantic Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock and the Cancelled Shares), shall be converted, in accordance with the terms of the Agreement, into the right to receive the following consideration, in each case without interest: (i) an amount of cash equal to $1.39 (the “Cash Consideration”); and (ii) 0.17 validly issued, fully paid and nonassessable shares (the “Exchange Ratio”) of Ameris Common Stock together with cash in lieu of any fractional shares in accordance with the provisions of Section 1.2(f) of the Agreement (the “Stock Consideration”, and together with the Cash Consideration, per share, the “Per Share Purchase Price”, as may be adjusted in accordance with Section 7.8 the Agreement, and in the aggregate, the “Merger Consideration”). As used in the Agreement, the term “Merger Consideration Price” means the sum of: (x) the Exchange Ratio multiplied by the Average Ameris Stock Price; and (y) $1.39.
We note that pursuant to the Agreement, each option to acquire shares of Atlantic Common Stock (an “Atlantic Stock Option”) issued pursuant to Atlantic’s equity-based compensation plans (the “Atlantic Stock Plans”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted automatically into the right to receive a cash payment from Ameris or Ameris Bank (the “Cash-Out Amount”) in an amount equal to the product of: (i) the excess, if any, of the Merger Consideration Price over the exercise price of each such Atlantic Stock Option; and (ii) the number of shares of Atlantic Common Stock subject to such Atlantic Stock Option to the extent not previously exercised. After the Effective Time, any such cancelled Atlantic Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the payment of the Cash-Out Amount, without interest. In the event the exercise price per share of Atlantic Common Stock subject to an Atlantic Stock Option is equal to or greater than the Merger Consideration Price, such Atlantic Stock Option shall be cancelled without consideration and have no further force or effect. We have been advised by you that as of November 8, 2017 there are 20,776 Atlantic Stock Options outstanding with a weighted average exercise price of  $14.95 per share, and therefore, with your consent, we have assumed for our opinion that all such outstanding options will be canceled and not entitled to receive the Merger Consideration Price.

Further, we note that, at the Effective Time, each award of shares of Atlantic Common Stock subject to vesting, repurchase or other lapse restriction (an “Atlantic Restricted Share Award”) granted pursuant to the Atlantic Stock Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be converted automatically into the right to receive the Merger Consideration Price in respect of each share of Atlantic Common Stock underlying such Atlantic Restricted Share Award. For purposes of the foregoing, you have advised us that there are 63,475 unallocated shares of Atlantic restricted stock outstanding held by the ESOP as of November 13, 2017, all of which will be cancelled for the repayment of the Atlantic ESOP Loan (as provided in the Agreement), and we have relied on such amounts for purposes of our analysis and opinion. Accordingly, you have advised us that there are a total of 15,490,234 shares of Atlantic Common Stock outstanding as of November 13, 2017 eligible to receive the Merger Consideration Price, and therefore, based upon the closing price of Ameris Common Stock as of November 13, 2017 of  $46.75, we have assumed for purposes of our analysis and opinion that the aggregate Merger Consideration payable by Ameris to the holders of Atlantic Common Stock is $144,640,060.
We note that pursuant to Section 7.8 of the Agreement, in the event that the Ameris Stock Price declines at any time during the four Business Day period immediately following the Determination Date as set forth in such Section, the Agreement may be terminated by Atlantic or, alternatively, either (i) the Exchange Ratio may be increased by Ameris or (ii) Ameris paying as part of the Merger Consideration a cash payment in addition to the Per Share Purchase Price (such cash payment being the “Additional Cash Consideration”) provided that the Additional Cash Consideration complies with the provisions for such Additional Cash Consideration set forth in the Agreement. For purposes of our analysis and opinion, we have assumed, with your consent, that the provisions of Section 7.8 will not be triggered and that the Exchange Ratio, the Per Share Purchase Price, the Merger Consideration Price and the aggregate Merger Consideration will not be adjusted and remain as set forth herein above.
You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the stockholders of Atlantic. This opinion addresses only the fairness of the Merger Consideration to be paid in connection with the Merger, and we are not opining on any individual stock, cash, option, or other components of the consideration.
During the course of our engagement and for the purposes of the opinion set forth herein, we have:
(i)
reviewed a draft of the Agreement dated November 10, 2017, as provided to Hovde by Atlantic;

(ii)
reviewed unaudited financial statements for Atlantic and Ameris for the nine-month period ended September 30, 2017;

(iii)
reviewed certain historical annual reports of each of Atlantic and Ameris, including audited annual reports for the year ending December 31, 2016;

(iv)
reviewed certain historical publicly available business and financial information concerning each of Atlantic and Ameris;

(v)
reviewed certain internal financial statements and other financial and operating data concerning Atlantic;

(vi)
reviewed financial projections prepared by certain members of senior management of Atlantic;

(vii)
discussed with certain members of senior management of Atlantic and Ameris the business, financial condition, results of operations and future prospects of each entity; the history and past and current operations of Atlantic and Ameris; Atlantic’s and Ameris’s historical financial performance; and their assessment of the rationale for the Merger;

(viii)
reviewed and analyzed materials detailing the Merger prepared by Atlantic and Ameris and by their respective legal and financial advisors, including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the Merger (the “Synergies”);

(ix)
analyzed the pro forma financial impact of the Merger on the combined company’s earnings, tangible book value, financial ratios and other such metrics we deemed relevant, giving effect to the Merger based on assumptions relating to the Synergies;

(x)
reviewed publicly available consensus mean analyst earnings per share estimates for Atlantic and Ameris for the years ending December 31, 2017 and December 31, 2018;

(xi)
assessed current general economic, market and financial conditions;

(xii)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(xiii)
taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

(xiv)
reviewed historical market prices and trading volumes of Ameris’ common stock;

(xv)
reviewed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis; and

(xvi)
performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without investigation, that there have been, and from the date hereof through the Effective Date will be, no material changes in the financial condition and results of operations of Atlantic or Ameris since the date of the latest financial information described above. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by Atlantic and Ameris are true and complete. We have relied upon the management of Atlantic and Ameris as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by Atlantic and Ameris, and we assumed such forecasts, projections and other forward-looking information have been reasonably prepared by Atlantic and Ameris on a basis reflecting the best currently available information and Atlantic’s and Ameris’ judgments and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by Atlantic to rely upon such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Atlantic or Ameris or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Atlantic and Ameris that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.
We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for Atlantic and Ameris are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of Atlantic or Ameris, the collateral securing any such assets or liabilities, or the collectability of any such assets, and we were not furnished with any such evaluations or appraisals; nor did we review any loan or credit files of Atlantic or Ameris.
We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Atlantic or Ameris is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, with your consent, that neither Atlantic nor Ameris is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement; however, we have been informed by Ameris that it is currently a party to a non-binding Letter of Intent (the “LOI”) with a third party financial institution that contemplates the potential acquisition of such financial institution by Ameris the outcome of which, if any, cannot be predicted at this time. Consequently, we have assumed, with your consent, that the existence of the LOI would result in no impact upon the assumptions, facts and circumstances stated herein that serve as the basis of our analysis and opinion regarding the Merger as set forth in the Agreement.
We have relied upon and assumed with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by Atlantic or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. Atlantic has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on Atlantic or Ameris or would have a material adverse effect on the contemplated benefits of the Merger. Additionally, we have assumed, with your consent, that the Consent Order issued by the FDIC and the GDBF will either be removed by such regulatory authorities prior to the Effective Time, or in the absence of such regulatory action, will not impede or prevent the consummation of the Merger as set forth in the Agreement.
Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on Atlantic, or its stockholders; (ii) any advice or opinions provided by any other advisor to the Board or Atlantic; (iii) any other strategic alternatives that might be available to Atlantic; or (iv) whether Ameris has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the Merger.
Our opinion does not constitute a recommendation to Atlantic as to whether or not Atlantic should enter into the Agreement or to any stockholders of Atlantic as to how such stockholders should vote at any meetings of stockholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of Atlantic relative to the amount of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. We do not express any opinion as to the value of Ameris’ common stock following the announcement of the proposed Merger, or the value of Ameris’ common stock following the consummation of the Merger, or the prices at which shares of Ameris’ common stock may be purchased or sold at any time. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Atlantic or Ameris.
This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of Atlantic and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of Atlantic Common Stock in connection with the Merger if, and only if, (i) this letter is quoted in full or attached as an exhibit to such document, (ii) this letter has not been withdrawn prior to the date of such document, and (iii) any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such filing is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.
Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or to otherwise comment upon events occurring or information that becomes available after the date hereof.
In arriving at this opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.
Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by Atlantic to act as its financial advisor in connection with the Merger. In connection with our services, we will receive from Atlantic a fairness opinion fee that is contingent upon the issuance of this opinion letter and a completion fee that is contingent upon the consummation of the Merger; the opinion fee will be credited in full towards the portion of the completion fee which will become payable to Hovde upon the consummation of the Merger. Atlantic has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement.
Other than in connection with this present engagement, in the past two years, Hovde has not provided investment banking or financial advisory services to Atlantic. During the past three years preceding the date of this opinion, Hovde has provided investment banking services to, and received fees from, two banks in connection with their respective sales to Ameris. During the past two years preceding the date of this opinion Hovde has not provided any investment banking or financial advisory services to Ameris. We or our affiliates may presently or in the future seek or receive compensation from Ameris in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to our knowledge none are expected at this time. In the ordinary course of our business as a broker/dealer, we may from time to time purchase securities from, and sell securities to, Atlantic or Ameris or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of Atlantic or Ameris for its own accounts and for the accounts of customers. Except for the foregoing, during the past two years there have not been, and there currently are no mutual understandings contemplating in the future, any material relationships between Hovde and Atlantic or Ameris.
Based upon and subject to the foregoing review, assumptions and limitations, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid in connection with the Merger is fair to the holders of Atlantic Common Stock from a financial point of view.
Sincerely,

HOVDE GROUP, LLC